I N N O V A T E

M O V E

C O N N E C T

NEPTUNE ORIENT LINES LIMITED ANNUAL REPORT 2007

CONTENTS

2007

A Year of Profitable Growth

2007 vs 2006

Revenue

Up 12% to a record US$8.16 billion

EBIT

Up 53% to US$613 million

Net Profit

Up 44% to US$523 million

Earnings Per Share

35.72 US cents

Return on Equity

23%



53
53
53

Revenue (US$ MIL)


10,000
8,000
6,000
4,000
2,000
0
5,523
6,545
7,271
7,264
8,160
2003
2004
2005
2006
2007

Net Profit (US$ MIL)


1,000
800
600
400
200
0
429
804
364
523
2003
2004
2005
2006
2007

Return on Equity (%)


60
40
20
0
53%
54%
34%
18%
23%
2003
2004
2005
2006
2007

Financial Performance 2007 vs 2006

	2007 (US$ MIL)	2006 (US$ MIL)	Change (%)
Revenue	8,160	7,264	12
EBITDA	867	648[1]	34
- Depreciation and Amortisation	(254)	(247)	3
EBIT	613	401[1]	53
- Impairment of Goodwill	–	(100)	nm
- Gross Interest Expense	(36)	(37)	(3)
- Tax	(54)	100	nm
Net Profit	**523**	**364**	**44**
Earnings Per Share (US cents)	35.72	25.00	43
Net Asset Value Per Share (US$)	1.81	1.45	25

[1] Excludes the impairment in value of goodwill arising on consolidation of US$100 million.



Over the year, we commenced the IndiaLinx™ rail program, launched our new Suez service, bid successfully for a landmark terminal project in the Netherlands and ordered or chartered 13 large vessels. We led the way on a range of industry issues and decided to create greater visibility of our key terminals assets with the establishment of a new Terminals unit. It is not surprising that NOL is seen as a company on the move.

M O V E


CCT
CCT
APL BR
20

In 2007, we introduced programs aimed at retaining talented employees and developing their skills. We strengthened our customer connections with a range of products and services designed to make business easier for them. And we engaged in a range of social and environmental initiatives. The way in which we connect with each other, with our customers, and with our communities is what defines us. Our business is about connections.



I N N O V A T E


APL
53
APL

During the year, NOL Group launched the world's largest ocean-capable shipping containers. The 53-foot containers, known as "Ocean53™", deliver greater convenience, cost-efficiency and help ease port congestion. They are the latest chapter in a long history of world firsts in: container ship capacity, equipment innovation, terminal design, the pioneering of intermodalism and much more. By innovating, we strengthen our position of leadership.



Our 2007 results affirm NOL Group's record of consistent financial performance and reinforce our reputation as a global industry leader.

CHAIRMAN'S MESSAGE

For the NOL Group, 2007 was another year of progress, improvement and excellent customer service.

Delivering Shareholder Value

With a Net Profit of US$523 million, a Return on Equity of 23% and Earnings per Share of 35.72 US cents, NOL has again proven its ability to achieve solid profits across the business cycle. Over the course of 2007, our Total Shareholder Return was 90%. This was largely attributable to share price appreciation.

Record revenue of US$8.16 billion was reported, an increase of 12% on the US$7.3 billion achieved in the previous year. Over the five year period 2003 to 2007 we have established a very positive revenue growth trajectory.

The Board of Directors has recommended a final tax exempt (one-tier) dividend of 10 Singapore cents per share, payable on 5 May 2008. This is in addition to the interim tax exempt (one-tier) dividend of 4 Singapore cents per share paid in September 2007. The total dividend for the performance year 2007 will be 14 Singapore cents per share.

Five Years of Consistent Performance

In an industry sector with a history of cyclicality, the results we have reported are a credit to our people, and reflect the rigour of our business model. They affirm NOL Group's record of consistent financial performance and reinforce our reputation as a global industry leader.

In 2007, each of our businesses improved their performance and contributed positively to the Group's success.

NOL is committed to delivering shareholder value and providing attractive long-term returns. For the five years from 2003 to 2007, dividends and return on capital actions have delivered more than S$2.4 billion (US$1.5 billion) to shareholders.

Building our Business

2008 will be a year of major milestones for our company. In December we will mark the 40th anniversary of the incorporation of Neptune Orient Lines Limited in Singapore. We will also commemorate 160 years of business for our container shipping arm APL, whose history dates back to 1848.

We are proud of our past and we have a clear strategy for the future, built around plans to expand and develop our three business units – Container Shipping, Terminals and Logistics.

Our decision to create a separate Terminals unit increases the visibility of assets that have been "hidden gems" of the NOL Group. In 2007, this business made 2.47 million container lifts.

Going forward, NOL will build on its proven business model by focusing on growth. Orders have been placed to expand our container shipping and equipment fleets, and we are investing in our network of container terminals and logistics capability.


APL
NOL

Earnings Per Share (US cents)



60
45
30
15
0
35.42
65.47
55.35
25.00
35.72
2003
2004
2005
2006
2007

Net Asset Value Per Share (US$)



1.5
1.0
0.5
0
0.91
1.50
1.79
1.45
1.81
2003
2004
2005
2006
2007

Corporate Governance

NOL Group is committed to maintaining the highest standards of corporate governance and conduct as a means of enhancing accountability and performance. NOL complies with the Singapore Code of Corporate Governance. Our Corporate Governance statement can be found at page 34 of this Report.

The Board of Directors and its Board Committees meet regularly to review the Group's operational and financial strategies and its performance and risk management practices, with a view to ensuring shareholders' interests are protected.

The Group is highly focused on effective risk management, which is overseen by our Board Enterprise Risk Management Committee.

To allow staff to raise concerns about possible improprieties, NOL has in place a whistle-blowing hotline.

NOL's commitment to timely disclosure is reflected in our monthly release of operating performance metrics including freight volumes and average revenue per FEU (forty-foot equivalent unit) data.

To increase transparency in reporting the Group's financial performance, the company in February 2008 provided proforma accounts detailing separate Container Shipping and Terminals segments. The financials which are now part of our Terminals reporting unit previously formed part of the Liner unit. This Report sets out comparative data detailing the performance of all business units for 2006 and 2007.

Key drivers of the company's performance at Group and business segment level, information about the dynamics of the business and details of measures taken over the course of 2007 to enhance its competitive position are also set out in this Report.

I would like to thank my fellow Board members for the ongoing strategic direction, insight and guidance they provide to the Group.

On 16 April 2008 two of our longest-serving Directors, Mr Ang Kong Hua and Mr Yasumasa Mizushima, will retire from the Board. On behalf of all shareholders, I thank them for their contribution to NOL.

Finally, I wish to recognise all of our staff for their hard work over the year and our management team for their excellent stewardship of this company. Thanks are also due to our customers, communities, bankers and business partners for their ongoing support.

And to our shareholders, your continued commitment and interest in NOL is greatly appreciated.

Cheng Wai Keung
Chairman


APL

OUR BOARD



CHENG WAI KEUNG
Chairman



FRIEDBERT MALT
Vice Chairman



ANG KONG HUA
Vice Chairman



THOMAS HELD
Executive Director
Group President and CEO



YASUMASA MIZUSHIMA
Director



CONNAL RANKIN
Director



ROBERT HOLLAND
Director



CHRISTOPHER LAU
Director



TIMOTHY HARRIS
Director



PETER WAGNER
Director



BOBBY CHIN
Director



SIMON ISRAEL
Director



TAN PHENG HOCK
Director

Biographies of Board members appear on page 42.

OUR BUSINESSES

CONTAINER SHIPPING

Key Customers
Range from multinational corporations to small and medium sized importers and exporters

Key Operating Assets
127 vessel fleet at 28 December 2007

Nature of Business
Global container shipping business covering all major trade lanes. A key facilitator of the strong growth of international trade in the past decade

Core Services
More than 60 weekly services and nearly 300 calls at more than 90 ports worldwide. Dry and refrigerated cargo; hazardous materials transport; special cargo solutions; leading edge IT and e-commerce

Performance Indicators
EBIT Margin; Container volumes by trade; Liner network capacity; Average utilisation; Average revenue per FEU

2007 Performance Highlights
- Revenue 16% higher at US$6.65 billion
- EBIT of US$446 million, up 72%
- EBIT margin of 6.7%
- 12% growth in container volumes
- Headhaul utilisation averaged 96%



TERMINALS

Key Customers
Sister business APL, New World Alliance partners and third party shipping lines

Key Operating Assets
Interests in nine facilities

Nature of Business
Container terminal network with operations at Los Angeles, Oakland, Seattle and Dutch Harbor in North America and Kaohsiung, Yokohama and Kobe in Asia plus investments at Ho Chi Minh City and Laem Chabang

Core Services
Safe/secure berthing and stevedoring services; hinterland connectivity; transhipment/feeder services; state-of-the-art container management systems; latest operating technology

Performance Indicators
EBIT margin; Volume of lifts; Volume distribution by customer category; Average revenue per lift

2007 Performance Highlights
- Revenue 5% higher at US$609 million
- EBIT of US$93 million, up 9%
- EBIT margin of 15.3%
- Volume of 2.47 million lifts, up 2%
- Average revenue per lift of US$247, up 2%



LOGISTICS

Key Customers
Automotive/industrial, retail, consumer goods and electronics/high tech sectors

Key Operating Assets
2.3 million square metres of warehouse space

Nature of Business
Provides innovative international logistics services that help customers move products seamlessly, and with complete visibility, from multiple manufacturing origins to destinations worldwide

Core Services
Supply chain design; consolidation and deconsolidation; land transportation; warehouse management; international and domestic freight management; IT application and design

Performance Indicators
EBIT margin; Revenue distribution by region; Revenue distribution by customer segment

2007 Performance Highlights
- Revenue 1% higher at US$1.32 billion
- EBIT of US$57 million, up 14%
- EBIT margin of 4.3%
- International Services revenue up 18%
- Contract Logistics revenue 7% down





Last year we set ourselves the objective of profitable growth. NOL achieved this objective and customers, shareholders, employees and communities are enjoying the benefits of a strong year.

CEO'S MESSAGE

Financial Performance

In 2007, Group revenue rose 12% to US$8.16 billion. EBIT (Earnings before Interest and Tax) increased by 53% to US$613 million, with Group Net Profit up 44% to US$523 million.

These strong results reflect an expansion in our overall container capacity and our success in lifting freight rates across our business lines. They reflect our rigorous management approach, in a year of major cost pressures for our industry. Our performance compares favourably with our industry peers.

Over the course of the year, we implemented some major growth initiatives and expanded our business with highly focused investments.

Business Unit Performance

Historically, we have managed the Group through two businesses – Liner and Logistics. Early in 2008 we announced our decision to reorganise the Group into three principal business units – Container Shipping, Terminals and Logistics. These units are highly integrated in their operations.

During the year, our APL Container Shipping business continued to perform at the top of the industry, maintaining its strong market position as it accelerated its growth. Our new APL Terminals business unit made a solid contribution to the Group's strong performance and investments are being made to build its network. The APL Logistics business enhanced its reputation as an innovator, while realigning its business model to emphasise proven service strengths. Here, we are aiming to be a high quality, profitable player in our chosen logistics spaces.

At the beginning of 2007, we outlined four key areas on which we would focus. These areas were profitable growth, innovation, cost leadership and excellence in customer service. We achieved strong outcomes in each area.

Profitable Growth

In 2007, we demonstrated our capacity to grow while operating profitably and rewarding shareholders. Our Group strategic direction was recalibrated following the introduction of a comprehensive new strategic management process which takes into account the interests of all stakeholders. The result is that we are implementing a strategy to operate three high-growth businesses in a synergistic and symbiotic way, with a view to driving significant and more rapid growth in shareholder value.

The world has been witnessing an escalation in global cargo movement on a previously unseen scale, with



2007 Proforma Group Revenue By Business


76%
7%
15%
2%
Terminals
Others
Container Shipping
Logistics

Proforma Group EBIT By Business (US$ MIL)


625
500
375
250
125
0
401
613
2006
2007
Terminals
Others
Container Shipping
Logistics

Proforma Revenue is stated before inter-segment elimination and prepared as if the Terminals unit of the Group operated as a separate business with charges at arm's length. In practice, terminal handling forms an integral part of shipping.

Asia at its centre. For a company like ours, with a deep understanding of Asia, this is creating tremendous opportunities. We strive to deliver the growth in profitability and margins that our shareholders seek, while meeting our customers' need for greater efficiency and unit cost effectiveness.

We have key strengths in our operational excellence, a global network of highly skilled professionals and a robust balance sheet. Our people are focused on generating shareholder value and the pursuit of market leadership, with the ultimate goal of being recognised as the best in our industry. While Container Shipping is and will remain our core business, we are driving for growth in our Terminals and Logistics businesses, and capitalising on the synergies that exist between all three units.

A Year of Innovation

This was a year in which our company again demonstrated its capacity to innovate and this continuous focus on innovation is evident in our strong Group results. New thinking was apparent in product, service, business and environmental initiatives throughout the year. In January, we released our Vietnam White Paper, identifying future challenges and opportunities in that dynamic country. This project followed past similar in-depth analyses of China and India. In March, vessels operating to the US West Coast were converted to the use of cleaner-burning low sulphur fuel. In May, we launched the groundbreaking IndiaLinx™ container rail freight service.

In June, we introduced "cold-ironing" for ships calling at California, allowing our ships to use cleaner land-based power while berthed. In November we introduced "Ocean53™" the world's largest ocean capable containers.

We have also launched new time-definite products for Full Container Load cargoes. Customer and community focused actions such as these keep us at the cutting edge of the transport industry.

Cost Leadership

Innovation and leadership extend to the way in which we manage our costs. In each of our businesses we are aiming for cost leadership. This means higher cost control without affecting our high standards of customer service and using the cost advantages that come from growth and scale to drive efficiency and productivity. In 2007 we faced significant cost pressures, but we held G&A (general and administrative) costs and liner costs per FEU, excluding bunkers, flat. And with effective bunker hedging and an active program of bunker cost recoveries, we limited the impact of higher fuel prices.



Our ability to provide reliable and time-definite services along the value chain makes our company a market leader. Our goal is to be the world's best in ocean-based logistics.

CEO'S MESSAGE, continued

As an industry leader, we must also ensure that our IT systems are state-of-the-art. In 2007 we began the process of remodeling these systems. This project, termed "REMODEL" is a vital investment in the future of our organisation.

Through a combination of restructuring, outsourcing, contracts renegotiation and cost control, we achieved a significant reduction in our run-the-business IT costs over the year. These have remained relatively flat, despite significant increases in business volume.

Excellence in Customer Service

Great companies stand for something, and we are known for our high standards of service and reliability. Excellence in customer service underpins our business model – our reliable, time-definite services and high value-added products help differentiate us from competitors.

An ongoing priority is the overhaul of our internal processes to ensure we continue to improve service for customers, reduce costs and create new offerings that are unique to our business.

Managing for Value

Taking an integrated approach, management aims to generate sustainable increases in shareholder value and ensure that resources are allocated on a value basis.

We use Economic Value Added (EVA) as a central key performance measure for our Group. It is calculated as net operating profit after tax minus a charge for the opportunity cost of the capital invested, which includes the present value of future operating lease commitments.

As we strive to meet market demands, our return must cover or exceed our cost of capital invested, i.e. our capital charge, which is computed based on our weighted average cost of capital of 8.75%. In 2007, we generated EVA of US$185 million and achieved a Return on Capital Employed (ROCE) of 18.4%. Our performance reflected generally favourable market conditions, our highly responsive fleet deployment, focused yield management, disciplined approach to risk and stringent cost control.

For our capital expenditure allocation, we use capital budgeting measures to prioritise investments. Our goal is to focus our resources on businesses in which we have leading market and competitive positions. We also estimate market and execution risks as part of our strategic evaluation.

The Group continues to maintain a policy of hedging both its bunker and foreign exchange exposures.

The Group delivered cash flow of US$828 million for 2007 from operating activities and had cash



Origin Services
Destination Services
The NOL Value Chain


Warehouse
Land
Consol
Terminals
Container Shipping
Terminals
Deconsol
Land
Warehouse
IT Visibility

and cash equivalents of US$504 million on hand at 28 December 2007. NOL has in place committed credit facilities, with maturities ranging from 2008 to 2013, to ensure there is sufficient liquidity to meet operational and investment needs and the flexibility to respond quickly to market opportunities. Details are set out at Notes 11, 26 and 36 to the financial statements in the Group's Annual Report (Supplement).

Focused on 'The Box'

NOL operates a diverse, global network of assets in container shipping, terminals and logistics services. At the heart of all these operations is the marine container, or "the box". The movement of the box, from factory to store, is what our company is about.

Together, our Container Shipping, Terminals and Logistics businesses form a supply chain which we control, and from which we derive revenue. It is our ability to provide reliable and time-definite services along the value chain that makes our company a market leader. We are growing our businesses around this NOL value chain, enhancing our capabilities along a continuum of services, with the goal of being the world's best in ocean-based logistics. Our growth is focused in the area where we have a particular competitive advantage – the interface between ocean and land.

As supply chains become more complex, our "total value chain" offering will give us strong advantages, enabling the delivery of seamless services and overcoming choke points.

Customers are the lifeblood of our company. Our success depends on them continuing to choose us as we work closely together to create value and trust.

Talented staff are central to our growth aspirations. Each year, we carry out detailed talent reviews and develop comprehensive succession plans. Individual development plans are in place for high-potential staff and we have world class human resources systems tuned to our growth plans.

The 2007 financial year has been an energetic, challenging and highly rewarding one. As we look ahead to our next growth phase, our people can take pride in their efforts. We have a highly capable management group, led by our Group Executive Team (shown below), while our more than 11,000 employees are the foundation and spirit of our Group.

I thank them all for their dedication to our success.

Thomas Held

Thomas Held
Group President and CEO



Our Container Shipping business again demonstrated industry leadership. It delivered a strong operational and financial performance and took a lead in addressing industry challenges.

CONTAINER SHIPPING

APL is a world-class liner shipping business and NOL's chief earnings driver. It has a strong market position and tremendous growth potential. APL also provides the foundation for the future development of our Logistics and Terminals units.

In an environment of escalating operational costs, with fuel prices at historic high levels and rising land transportation costs, and with the industry overall struggling to remain profitable, APL exceeded expectations.

APL's sustained success is built around a business model – with its intense focus on yield, service excellence, high asset utilisation and cost management – that is an acknowledged benchmark for optimising profitability across the shipping cycle.

Performance

In 2007, APL's operational performance and contribution to Group earnings placed it in the upper echelons of its sector.

Revenue for the year was US$6.65 billion, up 16% over the prior year. EBIT grew by 72% from US$260 million to US$446 million. An EBIT margin of 6.7% was reported.

Over the course of the year, an upward trend for freight rates prevailed. This was reflected in fourth-quarter average revenue per FEU of US$2,865, 11% higher than the same period in 2006.

Operationally, 2007 was a year of records. Volumes reached an all-time high of 2.4 million FEU, up 12% across all trades.

Rigorous cost management underpinned APL's excellent performance in 2007, despite the very significant increase in bunker fuel prices over the course of the year. Excluding bunker rises, APL's costs per FEU remained flat.

Growth

The Group has affirmed the strategic need to increase the scale of its Container Shipping business. This will allow APL to cater for expected strong global demand growth, while maintaining the Group's clear focus on profitability.

In 2007, we began an accelerated organic growth phase for Container Shipping and moved to expand our fleet capacity.

For example, NOL made its biggest-ever capital investment in ships by committing more than US$1 billion on orders for eight 10,000 TEU (twenty-foot equivalent unit) capacity vessels. The ships will be among the fastest and most environmentally advanced in marine history when they enter the Asia-Europe trade.

The investment in new ships is closely aligned with growth initiatives in our Terminals business unit. For example, NOL was last year part of



Container Shipping (proforma)

	2007	2006	% Change
Revenue (US$ MIL)	6,653	5,744	16
EBITDA (US$ MIL)	659	463	42
EBIT (US$ MIL)	446	260	72
EBIT Margin (%)	6.7	4.5	

the consortium which secured a concession at the Port of Rotterdam's Maasvlakte 2 facility.

The Group also made major capital outlays on new equipment during the year, including more than 6,000 specialised refrigerated containers (reefer) to cater for the fast growth of our global reefer business. In addition, we took delivery of more than 70,000 dry boxes.

Several new services were launched and our existing portfolio was improved across all trades. For example, the burgeoning Indian market was better served with the enhancement of our China India Express and India America Express services.

Moreover, with our New World Alliance (NWA) partners we announced a major upgrade of ship capacity and enhanced port coverage of the South China Express service. The Alliance has begun to phase in eight vessels with capacity ranging from 8,100-8,500 TEU, of which APL will be contributing four ships.

Innovation

Customer feedback and challenging operating conditions were the catalysts for a series of innovations in 2007.

APL launched the world's largest ocean-capable shipping container, branded "Ocean53™". The 53-foot container has become fundamental to domestic intermodal transportation in the US since it was introduced by APL in 1989, but laden 53s were previously not strong enough for ocean transits. Our strengthened boxes allow more cargo to be transported directly from Asian factories to US stores.

The new containers offer 60% more capacity than standard 40-foot containers. Major US retailers were quick to recognise the advantages of "big-box economics". Ocean53™ also has a positive environmental impact. The bigger boxes cut down on cargo trans-loading and the number of truck moves, so traffic and exhaust emissions are reduced.

With the launch of the ground-breaking Suez Express (SZX) service, APL delivered an answer to the global freight congestion crisis. As container volumes grow and the transport system becomes overburdened, shippers are finding it harder and harder to eliminate variability from their supply chains.

The weekly service provides the industry's fastest transit times from Asia to the US East Coast through the Suez Canal. Importantly, it offers dependable access to the US East Coast from multiple Asian origins at a time when other transport alternatives are becoming increasingly congested.

The US-flagged SZX has also added significant value to APL's



Our people performed with distinction to reinforce our reputation for excellence, despite a challenging operating environment.

CONTAINER SHIPPING, continued

US Government business, which performed exceptionally well in 2007. In this segment, revenues and volumes rose significantly.

Our US-flag business received a welcome boost at the end of 2007 with the announcement of an agreement to train US maritime academy cadets aboard our internationally flagged containerships.

Trade Lane Overview

Robust demand was experienced in each of APL's largest trade lanes – the Transpacific, Intra-Asia and Asia-Europe.

Transpacific volumes rose by 14% year-on-year. Headhaul growth in the trade was 5% compared to 1.6% in 2006. Soaring bunker costs and challenging market conditions led a number of Transpacific carriers to withdraw capacity.

Moderating growth in eastbound Transpacific traffic was compensated for by robust growth in the Transpacific westbound and expansion in other trade lanes such as Intra-Asia and Asia-Europe.

Asia-Europe volumes rose by 3% year-on-year. The highlight for this trade was the rate restoration achieved over the year.

Intra-Asia continued its trend of rapid growth driven by increased Asian demand for Asia-made goods. APL's Asia/Middle East volumes rose by 17% over the prior year.

Some two-thirds of global container trade volumes originate or terminate in Asia – with Intra-Asia now the world's largest trade. We expect this growth to continue. Our company's strength and expertise in Asia places us at a considerable advantage, which we will continue to leverage.

The performance of our Latin America trade was solid. Volumes grew, supported by several service enhancements.

Challenging westbound conditions in the Transatlantic, created by weaker demand and overcapacity, were offset by strong eastbound growth – fueled by the softer US dollar. The effect of these changes has been to make the Transatlantic a balanced trade.

We continued to improve our Transatlantic offering by, for example, connecting the fast-growing Egypt market with the US East Coast with market-leading transit times.

Leadership

The container shipping industry continues to face major challenges. APL has taken a leading role in addressing industry issues including transportation congestion in the US and globally.



2007 Volume By Trade



8%
33%
35%
18%
6%
Asia/Middle East
Transatlantic
Latin America
Asia-Europe
Transpacific


2,097
2,000
1,600
1,200
800
400
0
120
668
165
730
784
182
832
2006
2007
Asia/Middle East
Transatlantic
Latin America
Asia-Europe
Transpacific


52,000
47,000
42,000
37,000
32,000
0
90
80
70
60
50
2006
2007
Average Utilisation (%)
Average Weekly TEU Capacity

A serious issue faced in 2007 was cost inflation – particularly for fuel, which is APL's single largest operating expense, accounting for more than 50% of the cost of a ship voyage. The fuel issue was felt most acutely in the Transpacific, where contracts have traditionally not contained bunker recovery measures.

APL was one of the few carriers to remain profitable in the Transpacific in 2007. Decisive actions such as our move, along with our NWA partners, to reduce capacity earlier than ever before ahead of the slack winter season ensured we managed costs effectively, despite historically high fuel prices. Allied to the reduction of capacity, APL continued to keep a tight focus on variable costs. Disciplined bunker hedging actions implemented at the beginning of the contract year had a positive impact.

We also decided, along with NWA partners, to deploy more ships on selected services in the Asia-Europe trade and to run them slower as an important fuel-saving measure.

The members of the Transpacific Stabilization Agreement, which APL chairs, have called for rate increases and full floating bunker charges in Transpacific contracts. Early interactions with customers were positive and carriers have shown a strong commitment to cost recovery. A clear understanding of the financial pressures our industry faces and the need for lines to make adequate returns, in order to maintain the service levels that customers demand and to reinvest in assets to support future growth, has been established.

Industry dynamics began to shift somewhat in 2007. Traditionally, conditions have been driven by market perceptions of supply and demand – that is, if space was tight, rates went up; if there was too much space, rates fell. However, there are signs that the cost environment and carriers' increased focus on profitability are beginning to reduce the overwhelming influence of perceived supply and demand as the key industry bellwether.

APL's ability to obviate the more extreme fluctuations of container shipping cyclicality – clearly demonstrated over recent years – will be challenged further in 2008 by a possible slowing of the US economy and a tougher cost landscape. Service integrity will be challenged by growing terminals and transport infrastructure congestion, particularly in Europe, and by the trend toward slower vessel speeds to reduce fuel costs.

However, following another very successful year, our Container Shipping business model and our strength across the booming Asia region sees us well placed to sustain our success.



There is a proven Shipping-Terminal Operator business model. We aim to be the market leader in this area.

TERMINALS

Our decision to present our container terminal operations as a separate revenue-generating business unit – APL Terminals – will give our stakeholders visibility of this essential part of the NOL value chain. We believe a Terminal Operator linked to a Container Shipping line is a highly competitive and sustainable business model.

Our Container Shipping business, APL, contributes around two-thirds of Terminals' total volumes and in the future we will strive to increase the synergies between APL and Terminals. At the same time, we will stay focused on delivering excellent services to our other customers, including our alliance partners and other third-party users. Terminals are an increasingly important component in our company's ability to deliver reliable, time-definite services and assist in differentiating APL and our other customers from the competition.

Going forward, we aim to increase productivity, invest in technology and equipment, and strive for cost leadership. We also have investment plans for our existing Terminals network and new locations. We will invest in strategic gateways and hubs where customer demand is greatest and congestion is a threat.

Performance

In February 2008, NOL provided proforma accounts which detailed financial and performance information on our Terminals unit for the first time. These showed the significance of APL Terminals' contribution to NOL's overall revenue and profit performance in 2007. The proforma information on Terminals, as shown on page 17, has been prepared as if the Terminals unit of the Group operates as a separate business and charges are at arm's length. In practice, terminal handling forms an integral part of shipping.

Terminals delivered revenue of US$609 million – up 5% on the prior year. EBITDA of US$113 million was up 9% on 2006. Our EBIT margin was 15.3%, which is competitive with industry peers.

Over the course of 2007, APL Terminals made 2.47 million container lifts which, combined with our share of throughput from our terminal investments, converts to more than 4.5 million TEU. This places us among the world's top-ten terminal operators. Average revenue per lift over the year was US$247.

Business Overview

While APL Terminals is a brand new business unit, our Group has over 30 years of experience operating a network of world-class terminal facilities, connecting Asian origins with destinations across North America.



Terminals (proforma)

	2007	2006	% Change
Revenue (US$ MIL)	609	582	5
EBITDA (US$ MIL)	113	104	9
EBIT (US$ MIL)	93	85	9
EBIT Margin (%)	15.3	14.6	

The team established to manage APL Terminals has been drawn from existing management talent. The Terminals President reports to the Group CEO and is a member of NOL's top leadership team, the Group Executive Team. Additional resources have been added to the APL Terminals business development team.

The APL Terminals value proposition is built around secure berthing and stevedoring services; hinterland connectivity; transhipment/feeder services; state-of-the-art container management systems; and the latest operating technology.

Strategic Footprint

In North America, our facilities are located at Los Angeles, Oakland, Seattle and Dutch Harbor. Our Asian terminals are at Kaohsiung, Taiwan and in Yokohama and Kobe in Japan. In addition, we have investments in facilities at Ho Chi Minh City, Vietnam and Laem Chabang, Thailand.

Our Terminals unit has benefited greatly from a rich culture of innovation. In 1997, we created the world's first super-terminals on the US West Coast. Global Gateway North and South, in Seattle and Los Angeles respectively, were the largest and most efficient facilities of their kind, with deep-water berths, post-Panamax cranes, on-dock rail, and sophisticated computerised container tracking systems.

Global Gateway South remains the jewel in our Terminals portfolio and among the best and biggest terminals in North America, with a throughput of 1.6 million TEU per year.

Middle Harbor at the Port of Oakland is strategically located along the eastern shore of San Francisco Bay, and serves as another vital entry point to the US West Coast.

Seattle's Global Gateway North is another important facility located in the Pacific Northwest – with a particular focus on intermodal operations.

Our Dutch Harbor terminal in Alaska is located at the heart of the local fishing industry and has a well-established niche serving the shipment of reefer cargoes.

In Asia, our Kaohsiung terminal is one of our most important facilities. It is a major transhipment hub with utilisation levels among the highest in our network.

We serve Japan through our Yokohama and Kobe operations. Yokohama is a natural deep sea port and the most highly utilised facility in our portfolio. Kobe is a





We plan to lift productivity, invest in our existing terminal facilities and capitalise on greenfield opportunities around the world.

TERMINALS, continued

primary port of call for APL and its New World Alliance partner carriers.

In South East Asia, we have investments in facilities at Laem Chabang, which is Thailand's most modern container port, and Ho Chi Minh City.

Vietnam is among Asia's fastest-growing economies and our association with the country began more than 16 years ago. In 1998 NOL became the major investor in the Vietnam International Container Terminal (VICT), which was the country's first purpose-built container handling facility, and this foresight is now being rewarded.

Growth Plans

Our Terminals expansion plans are closely linked to the accelerated growth of our Container Shipping business.

We anticipate double-digit revenue growth in our Terminals business over the next five years.

This growth will be achieved by investing in existing terminals and capitalising on greenfield opportunities around the world. Leveraging APL and third party volumes enhances the ability to secure terminal concessions. New investments support our core Container Shipping business by ensuring berth availability, productivity and connectivity for future expansion.

We see development potential in high growth regions such as Greater China, India, South East Asia and the Middle East. There are also opportunities to expand in more established locations such as the US East Coast and Europe.

In 2007, we began to initiate strategic growth plans for our Terminals. We were part of the winning consortium for the hotly contested Maasvlakte 2 facility at the Port of Rotterdam. When completed, the 156-hectare facility will have a capacity of around four million TEU. It will provide fast, flexible services on a large scale and become the hub of our European Container Shipping operations.

Through additional investments in Terminals we will further differentiate our Container


APL
APL
786

2007 Volume Mix


66%
25%
9%
Alliance Partners
Third Party
APL

Volume ('000 Lifts)


3,000
2,500
2,000
1,500
1,000
500
0
2,420
2,469
2006
2007

Average Revenue/Lift (US$)


300
250
200
150
100
50
0
241
247
2006
2007

Shipping unit by providing land-side control at high volume locations and thus help customers navigate congestion issues which damage the efficiency of their global supply chains.

Continued Innovation

While the outlook for our Terminals business is bright, we do face challenges that must be met with innovative thinking.

For example, environmental issues remain a significant factor in limiting terminal expansion – particularly in the US and Europe. As many are waterfront, city-based operations, container terminals are often flanked by high value residential developments. Consequently, noise and emissions levels must be tightly controlled and any expansion must meet stringent environmental guidelines.

During the year, we took measures to reduce emissions at our US terminals. These included the introduction of low sulphur fuels into our container yard vehicles and our vessels calling at US facilities. We also extensively trialled "cold-ironing". This is a process in which a berthed ship uses a shore-based power supply, rather than its own generators. These initiatives are discussed in the Environment section of this Report at page 30.

APL has a deserved reputation as an innovator and early adopter of technology. Accordingly, APL Terminals deploys some of the stevedoring industry's most advanced technologies, including Optical Character Recognition (OCR), Radio Frequency Identification (RFID) and Global Positioning Systems (GPS), which assist the real time locating of individual containers and enhance equipment utilisation.

At an industry level, the terminals sector has enjoyed many years of expansion, in tandem with robust container shipping trade growth. The future is also positive as container shipping capacity is set to far outpace terminal capacity growth, and the value of terminals assets is now well-recognised by the financial community. These factors give us confidence that APL Terminals' contribution to shareholder value will grow as we move forward.


APL

In a complex global supply chain environment, our Logistics business is widely regarded as an innovative, reliable and professional partner.

LOGISTICS

The globalisation of production has created great opportunities for logistics operators. It has also created new challenges. Moving products through longer and more complex supply chains requires seamless handoffs, control over choke points and complete visibility.

NOL meets these challenges by leveraging the portfolio of international value-added services offered by our Logistics business, combined with our global network of Container Shipping and Terminal assets. Without these synergies, our customers' products simply would not flow seamlessly through the supply chain.

Performance

At the beginning of 2007, we introduced a clear plan to realign APL Logistics' business model around its proven strengths at origin and destination in areas such as cargo consolidation and warehouse management services (WMS). Good progress was made in improving the contributions of key Logistics business segments.

APL Logistics posted a solid financial performance for the year, which was supported by a stream of service and product innovations that were enthusiastically accepted by the market.

2007 revenue for Logistics rose year-on-year to US$1.32 billion. EBIT of US$57 million was up 14% on the prior year, with an EBIT margin of 4.3%. The increase in EBIT contribution was aided by successful cost management measures in the Contract Logistics segment.

Revenue for International Services rose 18% compared with the prior year to reach US$516 million. Contract Logistics revenue was down 7%, reflecting reduced volumes in this segment and the pruning of selected, lower-yielding business.

In 2007, APL Logistics' core customer segments continued to be automotive/industrial, retail, consumer products and electronics. The automotive/industrial, retail and consumer goods sectors contributed 34%, 23% and 20% of revenues respectively.

Towards More Profitable Growth

The realignment of our Logistics business model has created a platform to build a high-growth, profitable business.

Across the world, we have identified growth opportunities in key areas where we have a competitive edge.



Logistics

	2007	2006	% Change
Revenue (US$ MIL)	1,323	1,310	1
EBITDA (US$ MIL)	68	62	10
EBIT (US$ MIL)	57	50	14
EBIT Margin (%)	4.3	3.8	

In origin services, we are already a leading global player in cargo consolidation and we are pursuing aggressive growth globally in this sector. Here, we have a particular focus on South Asia and Greater China, the source of literally thousands of international supply chains.

In destination services, we are expanding our cargo deconsolidation business in North America. This segment is closely aligned with our Container Shipping business. Our Torrance deconsolidation facility in California offers a significant competitive advantage as it is located just 20 minutes from our largest marine terminal, Global Gateway South, at the Port of Los Angeles.

Land transport also offers considerable growth opportunities. In the US, we were the pioneers of rail intermodalism in the late 1970s. We continue to lead in this area, which combines the expertise of our Container Shipping and Logistics units. In 2007, we replicated our US success in other geographies – notably India. Our investment in the APL IndiaLinx™ service exemplifies this approach.

We see an opportunity to be a global leader in WMS, and have sharpened our focus in this area. A new WMS management team for the Americas was established in 2007, overseeing over 2,000 employees and 1.4 million square metres of space throughout the Americas.

We continued to grow our footprint in the fast-growing Latin America market – with the completion of a state-of-the-art 42,000 square metre warehouse campus in Chile. We also advanced plans to expand WMS capabilities in Greater China and India where we secured land to develop Inland Container Depots (ICD) and Container Freight Stations (CFS) to serve our growing intermodal rail business – IndiaLinx™.

APL Logistics is among a relatively few genuine providers of global, integrated supply chain solutions. This puts us in a unique position to work with global multinational corporations, adding great value to their supply chains by reducing complexity and cost. A new Strategic Accounts Management (SAM) programme has been introduced to better position Logistics to identify and deliver value for large customers with complex supply chains. In 2007, new business was secured with global organisations such as apparel manufacturer Hanesbrands, UK retailer Marks & Spencer and the



APL Logistics has a singular focus on ensuring the fulfilment of our customers' supply chain needs.

LOGISTICS, continued

Army & Air Force Exchange Service. SAM will drive growth in these, and other, valuable global accounts.

Pushing the Innovation Agenda

Our customers are faced with a complex, costly and congested supply chain environment. They need a logistics service provider that raises the bar of innovation and helps cut through supply chain barriers to their success. In 2007, APL Logistics introduced solutions that ensure customers' products are delivered efficiently to destinations all over the world.

APL Logistics' key considerations when designing new products and services include speed to market; delivery certainty; supply chain control; flexibility; and cost effectiveness.

Our APL IndiaLinx™ container rail freight service met all these requirements. IndiaLinx™ was launched in the freight corridor between New Delhi and Mumbai. It represented a strategic integration of our Container Shipping and Logistics capabilities. It meant that for the first time, Indian importers and exporters had access to world-class intermodal operations, which were highly coordinated with our Container Shipping schedules. To our customers, IndiaLinx™ means faster and simpler supply chain fulfilment. The service has exceeded expectations. In its first six months, it achieved a utilisation rate of 85%. It had also achieved profitability by the end of the year.

IndiaLinx™ will be an important contributor to our growth in South Asia in 2008. Rolling stock, ICDs and CFS investments are planned. There are also plans to introduce several new routes.

In its first full year of operations, OceanGuaranteed℠, our time-definite ocean-truck service for less than container load (LCL) shipments, achieved close to 100% reliability. In November, the key north China port of Qingdao became the eighth Asian origin to be added to the OceanGuaranteed℠ schedule.

The success of the LCL product was the catalyst for APL Logistics to break more new ground with the launch of the industry's first full container load (FCL), time-


APL Logistics
志勤美集科技物流
APLL-ZHIQIN TECHNOLOGY LOGISTICS
中国重汽



Regional Share of Logistics 2007 Revenue


62%
15%
23%
Europe
Americas
Asia/Middle East


1,200
1,000
800
600
400
200
0
10%
25%
35%
13%
23%
34%
2006
2007
Retail
Consumer
Auto/Industrial
Other
Electronics/High Tech

definite service, APL Guaranteed™ Continental. It provides relief from delays that can hamper supply chains in an era of strong global trade growth.

APL Guaranteed™ Continental connects the Asian ports of Shanghai, Hong Kong, Chiwan, and Yantian with any US destination within the 48 contiguous states.

APL Guaranteed™ Continental is a powerful combination of NOL's Logistics, Terminal and Container Shipping capabilities. For example, expedited inland truck transport enables shippers to avoid transit variability common to intermodal rail networks. The service also offers guaranteed vessel space and ensures priority handling at container terminals, even during the peak shipping periods.

Importantly, the new service can also help reduce the environmental impact of global freight transport, especially when compared to airfreight. According to our analysis, a Hong Kong-to-Indianapolis transit using APL Guaranteed™ Continental results in about 300 kilograms of carbon dioxide emissions per metric ton of cargo moved, while the same transit using airfreight would generate more than 7,000 kilograms per metric ton.

Future Leadership

Logistics businesses are viewed positively by the investment community because they can offer attractive returns without requiring high capital investment. With a sharpened focus on its strengths, our Logistics business has the potential to contribute even more to the creation of shareholder value.

To achieve this, NOL will further strengthen the links between our Logistics activities and our core Container Shipping services. This will help set us further apart from our competitors – particularly port-to-port providers. As the challenges of complexity, congestion and cost become increasingly universal, importers and exporters rely more on the expertise of partners who can ensure that their global supply chains run reliably from origin to destination. With its focused service portfolio and pedigree of innovation, APL Logistics is well placed to capitalise on this market need.


GOURMET DELI
BREAKFAST-LUNCH
LUNCH

Our long history in Asia, and our commitment to this dynamic region, give our customers a clear Asian advantage.

ASIA

Asia is at the heart of a trade boom as significant as anything seen in Europe or North America throughout history. This expansion is being driven by outsourced manufacturing and, increasingly, by Asian consumption of Asia-made products.

At an industry level, Intra-Asia is now the single largest container trade lane in the world. Our APL unit grew its Intra-Asia business by 17% in 2007. These robust demand conditions were accompanied by average revenue per FEU growth of 11%, driven by successful rate restoration programmes.

Asia recorded 21% year-on-year growth in logistics revenue and contributed 23% of overall APL Logistics revenues. We meet our customers' Asian shipping and logistics needs through three regions – Greater China, South Asia and Asia/Middle East.

Greater China

Led by mainland China, this region also encompasses Hong Kong, Macau and Taiwan. APL recently celebrated its 140th anniversary of doing business in China.

The nation of China lifted its 100 millionth container in 2007 and our Group continued to make a major contribution to that total with 46% of our volumes originating or terminating in Greater China. Our order for eight 10,000 TEU capacity ships to be deployed in Asia-Europe helps ensure we will play a major role in China reaching the next 100 million.

While globalisation has delivered opportunity, it has created more complexity, cost and congestion in the international supply chains that touch China. In 2007, we deployed additional innovative services to help overcome these challenges, and extended our OceanGuaranteed℠ time-definite service.

We broke new ground with the launch of our "Ocean53™" ocean-capable 53-foot containers. These big boxes are made in Southern China and have been deployed in the Transpacific trade carrying Chinese products to US markets.

Asia/Middle East

Our Asia/Middle East region covers Japan, Korea, Australia, the ASEAN countries, the Middle East and Africa. As a whole, the region posted strong growth across Container Shipping, Terminals and Logistics.

We had a strong focus on Vietnam – one of Asia's most high potential growth markets – which acceded to the World Trade Organisation in January 2007. In the same month, NOL became the first Singaporean company to establish a wholly-owned company to provide








container transportation and logistics services in Vietnam and announced a significant expansion of the VICT terminal in which we are a substantial shareholder. We also launched the third in a trilogy of research on Asia's emerging markets – "Vietnam Transportation and Logistics: Challenges and Opportunities".

Our SZX service connecting South East Asia and South Asia with the US East Coast via the Suez Canal was launched, targeting customers from a range of business sectors with a common need for fast and reliable supply chain fulfilment. Indonesia is the largest contributor to the SZX and APL Logistics has shown leadership in the country, where we were named Frost & Sullivan's best Fast-Moving Consumer Goods logistics provider – for the second year.

APL Philippines celebrated its 90th anniversary in 2007 and also opened a new reefer centre, complemented by a new service – the Mindanao Express – to cater for the increased global demand for Philippines fresh produce.

The Middle East is a major import-export centre. We have been in the region for more than 30 years. Our revenues have grown by 200% in the past decade. We continued to build our presence in 2007 with the establishment of wholly-owned offices in Bahrain and Egypt.

South Asia

Our South Asia region encompasses India, Pakistan, Sri Lanka, Bangladesh, Afghanistan and Nepal.

India is at the heart of South Asia's emergence. The "Made in India" label is increasingly common on a wide range of products. India's growing middle class is also increasing demand for domestic and imported goods. However, the country's transportation infrastructure is a major inhibitor of the flow of products along supply chains.

This market need and our pedigree as the pioneer of rail freight services in North America drove the development of APL IndiaLinx™, our successful container rail freight service.

In October, we became India's first private sector operator to run dedicated weekly reefer trains.

We consolidated our leadership in other markets. In Sri Lanka, we recorded high double digit growth in both revenues and volumes. Our achievements were recognised for the second successive year by Sri Lanka's prestigious Institute of Chartered Shipbrokers.

Burgeoning trade between China and India saw us launch the China India Express (CIX) service.



APL INDIALINX
APL INDIALINX
APL INDIALINX

Our network of longstanding customer relationships across key destination markets in the Americas and Europe is a key factor in our success.

AMERICAS

In the Americas, we improved service performance in Container Shipping, Logistics and Terminals, while managing our costs effectively. We also established environmental leadership by undertaking a series of initiatives that reduce the carbon footprint of our operations.

Key Trade Lanes

In the key Transpacific trade between Asia and the US, APL was one of just a few companies to sustain profitability despite significant cost pressures – particularly for fuel.

Transpacific volume growth was in double digits in 2007, despite concerns over the US economy arising from the weaker housing market and sub-prime issues. A softer US dollar and utilisation improvements drove significant increases in westbound volumes and revenues.

The Asia-US route continued to be a driver of innovation, with the launch of the world's largest ocean-going container, "Ocean53™". We also enhanced APL Logistics' OceanGuaranteed℠ service, which reported outstanding on-time delivery performance and strong volume growth.

The Suez Express and Savannah Express, two new all-water shipping services to the US East Coast, contributed to strong growth in eastbound volumes.

We continued to enhance our capability to manage the increasingly sophisticated supply chain needs of our Latin American customers. This included the extension of weekly port coverage to new ports and expansion of logistics services such as vendor management, purchase order management, cargo consolidation and warehousing.

High demand for Latin American fresh produce came from Europe, the Middle East and India, as well as the traditional US West Coast market.

Securing Strategic Business

Volumes and revenues from our US Government-related business grew significantly and, in July, we became the lead logistics provider for the Army & Air Force Exchange Service.

We enhanced the management and resourcing of our warehousing unit in our pursuit of new business opportunities and, ultimately, of market leadership in this sector. We also continued to build our position in North American automotive logistics.

Gearing for Growth

Excellent progress was made on the renovation of our key Middle Harbor Terminal at the Port of Oakland. We continue to enhance our strategic North American Terminals network, as we work to provide our customers with improved US gateway options.


APL




APL Logistics

EUROPE

In 2007, Europe's economic turnaround fueled strong demand for Asia-made products which in turn increased demand for our services. To serve this market need, we launched new Container Shipping services, streamlined our Logistics operations, and improved processes and customer service.

Key Trade Lanes

We recorded 5% year-on-year volume growth in the shipping trades touching Europe. Our South China Express service to Northern Europe was upgraded with a West Mediterranean service added. Demand was high throughout the year but capacity constraints meant that our Asia-Europe volumes grew by a relatively modest 3%.

Our focus in 2007 was on optimising yield and cargo mix as well as successful rate restoration.

We made commitments with Korean shipyards to build eight 10,000 TEU vessels, which will be deployed in the Asia-Europe trade. These ships represent our Group's largest-ever investment in new vessels.

Our Transatlantic trade was balanced in 2007, with every 10 FEUs shipped westbound matched by the same number in the eastbound direction. We made further enhancements to our Transatlantic services, introducing links to Israel, Lebanon and Egypt through the direct calls of our India America Express service.

Emerging Markets

Longer, more complex and costly supply chains are seeing the emergence of Eastern Europe, Turkey and North Africa as alternative manufacturing markets. We responded by introducing new services such as the East-Mediterranean/Black Sea Express.

Turkey is an increasingly strategic market for us and our new 12,000 square metre consolidation facility in Istanbul was highly utilised throughout the year. Key customers whose supply chains touch Turkey include leading global retailer Marks & Spencer (M&S). APL Logistics' work with M&S was recognised with an award from the respected Chartered Institute of Logistics and Transport.

Elsewhere, we planned the supply chain network to serve computer giant Dell's new just-in-time production facility in Łódź, Poland's second largest city.

Terminals

A highlight of our year was being part of the successful consortium which bid for the coveted Maasvlakte 2 facility at the Port of Rotterdam. When operational, it will be our main European gateway and have high strategic importance globally. Allied to planned new ships, this sets us on an expansion path in the vital European market.



OUR PEOPLE

BUILDING WINNING TEAMS

Our position as an industry leader makes us an employer of choice, able to attract and retain the best people at all levels of the organisation.

NOL's commitment to growth is creating varied international career opportunities for our employees. Our priority is to help them exploit these opportunities by developing appropriate skill sets and competencies.

Effective talent management, the process of identifying and grooming potential leaders for succession in key roles, is critical to our long-term success. A key initiative in 2007 was a root-and-branch talent review, which included a company-wide succession planning exercise.

We aim to provide our leaders, and employees at all levels, with career and personal development opportunities. To achieve this, we develop structured developmental programs, on-the-job learning, overseas postings and job rotation.

In 2007, we launched two talent pipeline initiatives – the Leadership Development Program and the Management Development Program. We also enhanced our central Internet-based learning resource, Global Campus, which provides opportunities for employees to take ownership of their own education. Today, more than 50 NOL offices have Global Campus Learning Centres.

Our ability to build winning teams is a key factor in our success.

DIVERSITY

With a presence in more than 55 countries, NOL is a truly global enterprise. Our world-class services are delivered by a diverse workforce of more than 11,000 people to an equally varied customer base.

We draw strength from this diversity and seek out leaders and innovators from many different cultures.

In a fast-changing world, employee diversity provides a competitive edge, allowing our Group to engage rapidly with new markets as they arise. We fuse this with our company's renowned spirit of innovation.

The richness of our employee mix is clearly shown through groups such as the seagoing cadets (pictured below) on the APL Pusan, which is deployed in the Asia-Europe trade; our Guangzhou sales team in Southern China (top right); and our Transpacific trade team, based in Oakland, US (bottom right).

A global company such as NOL offers an abundance of enriching international career opportunities.





S U C C E S S

The 'people factor' is central to executing our strategic goals and ensuring we can deliver on our promise of growth. We are committed to providing our people with appropriate rewards and incentives for their efforts.

When NOL achieves market-leading results – as it has for the past several years – all employees are recognised. Our performance-based compensation approach is designed to closely correlate company outcomes with individual rewards. It means employees are measured and rewarded based on the achievement of overall corporate, business unit and individual objectives.

We have introduced measurement techniques that allow us to compare our performance with global best practices. For example, leading companies tend to hire internally for around 60% of key roles. At NOL, it is more than 80%. This gives us added confidence that we can resource the growth of our business largely from our existing talent.

We have had a close focus on making sure the actions of our people are aligned around our Group strategy. Going forward, our corporate culture will continue to be built around inspiring our people to attain their fullest potential and to contribute to the Group's ongoing success.



We are committed to taking care of our environment. Our objective: Clean Seas and Blue Skies. We also reach out to our communities, aiming to make a positive impact on people's lives.

ENVIRONMENT

NOL Group takes environmental responsibility seriously and we exercise great care in managing the impact of our businesses. We operate under strict and increasingly stringent environmental standards. Our customers and communities actively seek accuracy and accountability in this area. Comprehensive management systems apply to our operations, ensuring we comply with all relevant regulations and voluntary codes.

Container shipping is the most environmentally sound way to move large cargo volumes across the globe. The average container ship emits far less carbon dioxide per tonne of cargo than planes, trucks or trains. Steel ships and shipping containers are almost 100% recyclable, while developments in hull and propeller design, water ballast management, fuel composition, fuel cleaning technology and marine paint are also helping to minimise our carbon footprint.

In 2007, our business units further improved their environmental performance with a number of initiatives. APL became the first shipping company to convert all its vessels to the use of low-sulphur fuel while calling at ports in Los Angeles, Oakland and Seattle. During the year, a number of other innovations and technological advances were introduced and tested. These included "cold-ironing" (powering berthed vessels with cleaner shoreside electricity) and testing of fuel emulsification technology, which could reduce nitrogen oxide gas emissions by 20%.

APL was instrumental in World Shipping Council support for a US Government plan to reduce vessel emissions, and was the first shipping line to be accredited by the Lloyds Register Hull Assessment Scheme, which aims to introduce far more rigorous hull assessment and maintenance. As a result, APL won the prestigious John M. Olguin Marine Environment Award.

During the year, APL Logistics continued its focus on reducing fuel consumption and emissions by increasing supply chain efficiency. In recognition, we were honoured to receive the SmartWay Excellence Award from the US Environment Protection Agency.

Emission reduction programs in place at our Terminal operations now see cleaner-burning biodiesel being used in container handling equipment on the US West Coast. We have also replaced more than 300 ageing yard tractors with environmentally friendly models (pictured below).

We have formed partnerships with academic and government organisations, including environment protection agencies and the California Air Resources Board, to investigate new methods of reducing environmental impact. NOL Group will continue to strive for environmental excellence, helping ensure our seas remain clean and our skies stay blue.




787


NOL
1 4 0 1 0 8
CASH
S$ 1,000,000.00
ONE MILLION ONLY

COMMUNITIES

Through a structured approach to community relations, NOL Group seeks to build a sense of community and make a positive impact on people's lives. Many of our employees are active volunteers in their local communities. Our Group supports a range of charitable organisations, programs and initiatives that cater to different social segments across the Americas, Europe and Asia.

In the US, we helped the Alameda County Community Food Bank with financial assistance and volunteer support. Oakland Children's Hospital also benefited from our donation program. We supported International Trade education programs in Southern California which help prepare financially disadvantaged high school students for careers in international trade.

Our Europe offices made a variety of contributions. For example, in the UK, we helped the Children's Safety Education Foundation in raising safety awareness, while in Estonia, we supported fundraising efforts by Tartu University's Children Foundation.

We assisted the Cancer Institute of Chennai, India and contributed to flood relief in Bangladesh. In the Middle East, we gave financial support to a football team in a refugee camp in Amman, Jordan and our employees from Dubai and other offices participated in the "Clean Up UAE" campaign held simultaneously across all seven emirates.

In Greater China, we endowed China-Half the Sky, a non-profit organisation that assists orphans in Guangdong Province, and we helped the Yunnan Hope project provide education support for underprivileged youth. In Hua Lien, Taiwan, we assisted the Fund for Children and Family in giving meals to disadvantaged children, while in Hong Kong, we supported the Watchdog Early Learning and Development Centre – an early intervention and education facility for developmentally delayed children. In Indonesia, we gave aid to Uplift International, an organisation working to improve the health and nutrition of underprivileged families. We also extended our support for the "Helmets for Kids" program in Vietnam, which helps protect children and educate them in road safety.

In Singapore, we run an extensive program of community support. In a major year-end initiative, we donated a total of S$1 million to ten charities: Boys' Town Singapore, Canossaville Children's Home, Care Corner Family Service Centre, Children's Cancer Foundation, Habitat for Humanity, Minds Towner Gardens School, Rainbow Centres, Spastic Children's Association, the Student Advisory Centre and Sailability Singapore. Our support for Sailability's sailing program for the disabled now extends over 8 years. With NOL's assistance, these athletes (shown below) are now setting a course for the Beijing Paralympics.


NOL
AEA
434

CORPORATE DATA

AS AT 3 MARCH 2008

Board of Directors
Cheng Wai Keung, Chairman
Friedbert Malt, Vice Chairman
Ang Kong Hua, Vice Chairman
Thomas Held, Group President & CEO
Yasumasa Mizushima
James Connal Scotland Rankin
Robert Holland, Jr
Christopher Lau Loke Sam
Timothy Charles Harris
Peter Wagner
Bobby Chin Yoke Choong
Simon Claude Israel
Tan Pheng Hock

Company Secretaries
Marjorie Wee
Wong Kim Wah (Ms)

Share Registrar
BACS Private Limited
63 Cantonment Road
Singapore 089758
Telephone: +65 6323 6200

Auditors
Ernst & Young
One Raffles Quay
North Tower Level 18
Singapore 048583
Partner-in-charge: Fang Ai Lian (Ms)
(since 2006)

Nominating Committee
Ang Kong Hua, Chairman
Cheng Wai Keung
James Connal Scotland Rankin

Executive Committee
Cheng Wai Keung, Chairman
Friedbert Malt
Ang Kong Hua
Simon Claude Israel
Thomas Held

Audit Committee
Christopher Lau Loke Sam, Chairman
Robert Holland, Jr
Peter Wagner
Bobby Chin Yoke Choong

Executive Resource and Compensation Committee
James Connal Scotland Rankin, Chairman
Cheng Wai Keung
Friedbert Malt
Yasumasa Mizushima
Timothy Charles Harris
Tan Pheng Hock

Enterprise Risk Management Committee
Robert Holland, Jr, Chairman
Christopher Lau Loke Sam
Timothy Charles Harris
Peter Wagner
Simon Claude Israel

Approval Committee
Cheng Wai Keung, Chairman
Thomas Held

Registered Office
456 Alexandra Road
#06-00 NOL Building
Singapore 119962

Company Registration Number:
196800632D

Main Lines
Telephone: +65 6278 9000
Facsimile: +65 6278 4900

Investor Relations
Telephone: +65 6371 5028

Website: www.nol.com.sg

CORPORATE GOVERNANCE AND DISCLOSURES

The Board of Directors ("the Board") is committed to ensuring that the highest standard of corporate governance is practised throughout Neptune Orient Lines Limited ("NOL" or "the Company") and its subsidiaries (collectively known as "the Group"). This is fundamental to the discharge of its responsibilities to protect and enhance shareholder value and to ensure transparency in reporting the financial performance of the Group. In its support of the Code of Corporate Governance 2005 ("the Code") as annexed to the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the Board has established various self-regulatory and monitoring mechanisms to ensure that effective corporate governance is practised.

Outlined below are the policies, processes and practices adopted by the Group in compliance with the principles and spirit of the Code.

1. Board of Directors

Responsibilities
The Board's role is to oversee the management of the Group on behalf of all shareholders.

It delegates specific areas of responsibilities to six Board Committees (Nominating, Executive, Audit, Executive Resource and Compensation, Enterprise Risk Management, and Approval Committees). These Committees have the authority to examine particular issues and report back to the Board with their recommendations, where appropriate. The ultimate responsibility for the final decision on all matters, however, rests with the entire Board.

Matters which are specifically reserved for decision of the full Board include those involving corporate plans and budgets, material acquisitions and disposals of assets, corporate or financial restructuring, share issuances, dividends and other returns to shareholders.

Major investments or expenditures, other than operational expenditures that are required in the normal course of business and that are in line with the Board-approved Business Plan and Budget, are subject to the approval of the Executive Committee and/or the Board.

Board Composition
NOL currently has 13 Directors, 12 of whom (including the Chairman) are non-executive and 10 are independent. The Chairman is independent except in relation to transactions involving the Temasek Group. Mr Simon Claude Israel and Mr Tan Pheng Hock are non-independent. Collectively, the Directors contribute a range of relevant skills, including accounting, legal, finance, human resource, business, management, industry knowledge, strategic planning and customer-based experience or knowledge, to the global operations of the Group. Key information on the Directors can be found in the "Board of Directors" section of the Annual Report.

As part of Board renewal, in the appointment of Directors process, the Nominating Committee considers the required mix of skills and experience of the Board members, including the core competencies of each of the Non-Executive Directors.

To comply with the requirement in the Code that all Directors should submit themselves for re-nomination and re-election at regular intervals, the Company's Articles of Association provides for one-third of the Board, including the Group Chief Executive Officer ("Group CEO"), to retire at each AGM and, where applicable, to submit themselves for re-election.

Chairman and the Chief Executive Officer
The Chairman, Mr Cheng Wai Keung, chairs the Board and Executive Committee meetings. He guides the Board in its discussion on significant issues. In addition, he guides the Management towards achieving the Group's objectives. The Group CEO, Dr Thomas Held, is responsible for the business directions and operational decisions of the Group. The Chairman and Group CEO are not related.

Directors' Training Needs
NOL conducts an orientation programme for new Board members to familiarise them with the Group's businesses and governance practices, including policies on disclosure of interests in securities, prohibitions on dealing in the Company's securities and restrictions on disclosure of price-sensitive information.

Directors are at liberty to request further explanations, briefings or informal discussions on any aspect of the Group's operations or business issues from the Management.

The Company also arranges for its Board members to be kept abreast of developments in the shipping and logistics industry through lunch talks and media updates. To keep pace with fast-changing laws, regulations and commercial risks, Directors have an on-going budget to receive further relevant training of their choice in connection with their duties as Directors. They are also given unrestricted access to professionals for consultations as and when they deem it necessary at the expense of the Company.

2. Board Performance

The Board performance evaluation process involves questionnaires being sent out, on an annual basis, to the Non-Executive Directors to secure their feedback on the effectiveness of the Board and each of its Committees as a whole.

From the comments of Board members, an executive summary is prepared and tabled for discussion by the Nominating Committee. The salient points, including proposed course of action in response to the feedback, are subsequently tabled for the Board's information.

3. Board's Conduct of Its Affairs

The Board meets at least four times a year, with additional meetings convened as and when necessary. The Articles of Association of the Company allows a Board meeting to be conducted by way of teleconference or video-conference. During the financial year under review, the Board convened six meetings, which were fully attended except for three meetings from which one member was absent.

The Chairman ensures that Board meetings are held as and when necessary. He approves the Board meeting agenda upon consultation with the Group CEO. The Chairman ensures that Board members are provided with adequate and timely information. Management staff who are involved in the preparation of Board papers, or who can provide additional insight into the matters to be discussed, are invited to present the papers or attend the Board meetings.

To address the competing time commitments of Directors, Board and Board Committee meeting dates are scheduled in advance, before the beginning of each calendar year.

4. Board Committees

The Company has six Board Committees:

(i) Nominating Committee
(ii) Executive Committee
(iii) Audit Committee
(iv) Executive Resource and Compensation Committee
(v) Enterprise Risk Management Committee
(vi) Approval Committee

i. Nominating Committee ("NC")

The members of the NC are Messrs Ang Kong Hua (Chairman), Cheng Wai Keung and James Connal Scotland Rankin, all of whom are Non-Executive and Independent Directors.

The NC makes recommendations to the Board on all Board appointments and re-appointments. It also decides on the appointments of the members of the various Board Committees and the independent status of each of the Directors.

During the financial year, the NC had two meetings. Full attendance was recorded for the meetings.

ii. **Executive Committee ("Exco")**

The Exco comprises four Non-Executive Directors, Mr Cheng Wai Keung (Chairman), Dr Friedbert Malt, Mr Ang Kong Hua and Mr Simon Claude Israel and one Executive Director (Dr Thomas Held). Mr Cheng is independent except in relation to transactions involving the Temasek Group, while Mr Israel is non-independent.

Six of the senior management staff have been co-opted to attend the Exco Meetings as Observers. They are Mr Cedric Foo, Group Deputy President & Chief Financial Officer ("GDYP/CFO"), Mr Ronald Widdows, CEO Liner, Mr Brian Lutt, President Logistics, Ms Wu Choy Peng, Group Chief Information Officer, Mr Steve Schollaert, President Terminals and Mr Goh Teik Poh, Group Chief Human Resources Officer.

The Exco is delegated with all the powers of the Board to conduct and supervise the business of the Group and its staff. Its responsibilities include: providing overall strategic direction to the Management and guiding development policies and strategies for the Group; reviewing and approving business transactions recommended by Management subject to a limit of US$100 million per transaction; reviewing and recommending major business transactions for the Board's approval, wherever required; reviewing and monitoring the financial performance and progress of the Group; and evaluating the performance and determining the employment terms and compensation package (salary, bonus, share options, performance shares and benefits-in-kind) for the Executive Director.

Over and above the general functions described above, the Exco may from time to time be delegated powers by the Board to oversee specific matters and/or projects.

The Exco held four meetings during the financial year and these were fully attended, except for one where a member was absent.

iii. **Audit Committee ("AC")**

The AC consists of four Non-Executive Directors, all of whom are independent. Chaired by Mr Christopher Lau Loke Sam, the other three members of the Committee are Mr Robert Holland, Jr, Mr Peter Wagner and Mr Bobby Chin Yoke Choong.

The AC is authorised by the Board to investigate any activity within its terms of reference. It has unrestricted access to information relating to the Group, to both the internal and external auditors, and to the Management and staff. It has full discretion to invite any Director or executive officer to attend its meetings. It is also authorised by the Board to obtain external legal or other independent professional advice as necessary and at the expense of the Group.

The AC's duties include:

a) Reviewing with the external auditors the audit plan, the scope of the audits, the evaluation of the internal accounting controls, the audit reports and any matters which the external auditors wish to discuss (in the absence of Management, where necessary).

b) Reviewing the cost-effectiveness and the independence and objectivity of the external auditors. Where the auditors also supply a substantial volume of non-audit services to the Group, the AC keeps the nature and extent of such services under review, seeking to balance the maintenance of objectivity and value for money.

c) Reviewing with the internal auditors the internal audit plan, the scope and the results of internal audit procedures, and their evaluation of the overall internal control systems. The internal control systems include financial, operational and compliance controls established by the Management. The AC ensures that reviews of the effectiveness of the Group's internal controls are conducted. Such reviews can be carried out by the internal auditors and/or public accountants, provided that where the public accountant is also the external auditor of the Company, the AC should satisfy itself that the independence of the public accountant is not compromised by any other material relationship with the Group.

d) Reviewing the effectiveness of the Group's internal audit function.

e) Reviewing the assistance given by the Group's officers to the auditors.

f) Reviewing significant financial reporting issues and judgements to ensure the integrity of the financial statements of the Group and any formal announcements relating to the Group's financial performance.

g) Reviewing the Group's quarterly and year-end financial statements prior to submission to the Board and/or release to SGX-ST, focusing on:
- going concern assumption
- compliance with accounting standards and regulatory requirements
- any changes in accounting policies and practices
- significant issues arising from the quarterly review and year-end audit
- major judgmental areas.

Procedures are in place to ensure that financial information relating to the Group's operations are not false or misleading in order to increase the assurance level of the AC in its review of the quarterly financial statements. In addition, the Company has obtained negative assurance confirmation from its various key business and operational/functional heads within the Organisation/Group that nothing has come to their attention that would render the quarterly financial results to be false or misleading.

h) Reviewing arrangements by which staff of the Group may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. The AC ensures that arrangements are in place for the independent investigation of such matters and for appropriate follow-up action.

To allow staff to raise concerns about improprieties, the Company has in place a whistle-blowing hotline managed by the Company's Internal Audit Department.

i) Making recommendations to the Board on the appointment, re-appointment and removal of the external auditors, and approving the remuneration and terms of engagement of the external auditors.

j) Meeting with the external auditors, and with the internal auditors, without the presence of the Management, at least annually.

k) Monitoring Interested Person Transactions and conflict of interest situations that may arise within the Group including any transaction, procedure or course of action that raises questions on management's integrity. The AC is also required to ensure that Directors report such transactions quarterly via SGX-ST quarterly announcements and annually to shareholders via the Annual Report.

l) Undertaking any other functions agreed by the AC and the Board.

The AC has nominated Ernst & Young for re-appointment as auditors of the Company at the forthcoming Annual General Meeting ("AGM").

The AC conducts an annual review of the independence and objectivity of Ernst & Young, the Group's external auditors. For the financial year ended 28 December 2007, the AC undertook a review of the volume of non-audit services provided by the external auditors to assess whether the nature and extent of those services might prejudice the independence and objectivity of the auditors. The AC was satisfied that such services did not affect the independence of the external auditors. The AC also reviewed the cost-effectiveness of the audit conducted by the external auditors.

The AC convened four meetings during the financial year with full attendance from all members. The attendees at these meetings included the Group CEO, GDYP/CFO, Vice President of Group Finance, Group Internal Auditor and external auditors, where required.

Internal Audit ("IA")
The IA's functions include assisting the AC and the Board in the evaluation of the internal controls, financial and accounting matters, compliance, business and financial risk management. The IA reports directly to the Chairman of the AC on audit matters, and to the Group CEO on administrative matters.

The AC reviews IA's reports on a quarterly basis. The AC also reviews and approves the annual IA plan and resources. The AC is satisfied that IA has adequate resources to perform its functions, and has appropriate standing within the Group.

iv. Executive Resource and Compensation Committee ("ERCC")

The ERCC performs critical roles in support of sound Corporate Governance principles in the areas of Board compensation and executive reward management.

In particular, it recommends to the Board a framework of remuneration for the Non-Executive Directors and members of the senior executive team (except the Group CEO).

It has responsibility to ensure that appropriate recruitment, development and succession planning programmes are in place for the senior executives.

The ERCC is chaired by Mr James Connal Scotland Rankin. The other members are Mr Cheng Wai Keung, Dr Friedbert Malt, Mr Yasumasa Mizushima, Mr Timothy Charles Harris and Mr Tan Pheng Hock. All members of the ERCC are Non-Executive Directors and independent except for Mr Tan Pheng Hock who is non-independent.

In the delivery of its role, the principal responsibilities of the ERCC include:

- Endorsement of the reward philosophy, strategy and guiding principles relevant to NOL senior executives;
- Authorisation of all remuneration arrangements that involve the issuance of shares;
- Overall market positioning of the remuneration packages, individual base salaries and increases;
- Benefit entitlements (including retirement and pension arrangements);
- Service contracts for senior executives;
- Recruitment specifications and appointments;
- Development assignments; and
- Succession criteria and candidates.

In framing the Group's remuneration policy, the ERCC receives advice from external consultants.

Four meetings were convened by the ERCC during the financial year. Two of the meetings had a member absent from each meeting.

The remuneration for the Non-Executive Directors currently comprises directors' fees.

NOL Executive Remuneration Policy

The NOL remuneration strategy and policy was designed to ensure a strong linkage between the Group's performance and individual reward elements. All policy matters on senior executive reward come under the purview of the ERCC.

For employees in the senior management group, their total annual remuneration is managed within a "total rewards" framework. This rewards framework is benchmarked against the external market which includes the Group's competitive market for talent, worldwide. Pay surveys, conducted by external consultants, are used to verify that the packages are competitively positioned.

Annual incentive bonuses are linked to the achievement of overall corporate, business unit and individual objectives. Performance shares are awarded on the basis of meeting financial goals and key performance indicators. Share options are awarded on the demonstration of leadership competencies.

By aggressively managing the fixed cost elements of remuneration, such as salaries and benefits, the Group retains the necessary flexibility to stay competitive in a cyclical industry. This also enables NOL to adjust pay-at-risk components (such as bonuses and share plans) to appropriately reward, motivate and retain the top talent that it needs to drive success.

v. Enterprise Risk Management Committee ("ERMC")

The ERMC was established for the purpose of guiding and providing direction on building up risk management capability within the NOL Group. Chaired by Mr Robert Holland, Jr, the other members of the ERMC are Messrs Christopher Lau Loke Sam, Timothy Charles Harris, Peter Wagner and Simon Claude Israel.

In 2007, the ERMC convened two meetings, which were fully attended.

vi. Approval Committee

The Approval Committee was established to endorse operational and procedural matters such as the appointment of proxies to attend Annual General Meetings in subsidiaries and associated companies within the Group, grant powers of attorney relating to appointment of agents to handle the business operations of the Group, and to authorise the affixing of the corporate seal.

The Committee currently consists of the Chairman and Group CEO, whose approvals are sought by way of resolutions-in-writing.

5. Communication with Shareholders

The Group values dialogue with its shareholders, investors, analysts and media. The Group CEO and GDYP/CFO hold briefings with the news media and analysts upon the announcement of the Group's second quarter and financial year-end results to the SGX-ST. Presentations are made, as appropriate, to explain the Group's strategy, performance and major developments. To ensure a broad dissemination, the briefing is conducted through a live webcast and made available to the public on the Group's website at www.nol.com.sg. The materials used in the briefing are also made available to the public on the Group's website and SGXNET. However, any information that may be regarded as undisclosed material information about the Group will not be given, without it being announced through SGXNET first.

The Group has an investor relations team which communicates with its investors on a regular basis and attends to their queries. All registered shareholders of the Company receive the Annual Report and Notices of General Meetings. The Notices are also advertised in the newspaper and made available on the Group's website: www.nol.com.sg.

While the Company's Articles currently provide for a limit of up to two proxies for each shareholder (including nominee companies), the Company has, in compliance with the spirit of the Code, allowed nominee companies to specify, in writing, the names of the beneficial shareholders of the Company who are attending the Company's General Meetings as observers. However, only one vote per shareholder is counted where voting is conducted via a show of hands.

At each AGM, the Company presents the progress and performance of the business and encourages shareholders to participate in the question and answer session. The Group CEO and the Chairmen of the NC, Exco, AC, ERCC and ERMC and external auditors are available to respond to shareholders' questions during the meeting.

Each item of business included in the Notice of the AGM is, where relevant, accompanied by an explanation of the effects of the proposed resolution. Detailed information is incorporated in the Annual Report and annexes that were circulated to shareholders together with the Notice of Meeting. Separate resolutions are proposed for substantially separate issues at the meeting.

6. Dealings in Securities

The Group has adopted internal codes in relation to the dealing of the Company's securities. The Company, its directors and officers of the Group are prohibited from trading in the Company's securities during the relevant blackout period prior to the announcement of the Group's quarterly and full year results, in accordance with the guidelines set out by the SGX-ST. They are also required, at all times, to observe the insider trading rules outlined in the Securities and Futures Act and are not expected to deal with the securities on short-term considerations.

All securities transactions reported by Directors and any shares purchased by the Company are disclosed publicly within the stipulated notice period, in accordance with the guidelines set out by the SGX-ST.

7. Interested Person Transactions

The Company has also put in place an internal procedure to track Interested Person Transactions ("IPTs") of the Group. The Corporate Finance Department is in charge of keeping a register of the Group's IPTs. All IPTs are disclosed in the Company's Annual Report.

INTERESTED PERSON TRANSACTIONS

For the Financial Year Ended 28 December 2007

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	2007 US$'000	2006 US$'000
Transactions for the Purchase of Goods and Services		
Keppel Shipyard Limited and its associates	3,249	13,044
Keppel Telecommunications & Transportation Ltd and its associates	557	650
PSA Corporation Limited and its associates	149,239	122,967
Sembcorp Marine Ltd and its associates	620	2,725
Singapore Petroleum Company Limited and its associates	10,465	24,252
Singapore Technologies Engineering Ltd and its associates	–	72
Temasek Capital (Private) Limited and its associates	–	72
Transactions for the Leasing-in of Assets		
Sembcorp Marine Ltd and its associates	4,412	4,175
Transactions for the Sale of Goods and Services		
Keppel Shipyard Limited and its associates	70	–
Keppel Telecommunications & Transportation Ltd and its associates	–	401
PSA Corporation Limited and its associates	243	2,078
SembCorp Marine Ltd and its associates	79	118
SembCorp Industries Ltd and its associates	–	64
Singapore Food Industries Limited and its associates	–	90
SNP Corporation Ltd and its associates	323	69

The above relates to cumulative value of transactions (inclusive of GST) more than S$100,000.

ANALYSIS OF SHAREHOLDINGS

As at 3 March 2008

Issued and Fully Paid-Up Capital (including Treasury Shares):	S$1,594,718,143
Issued and Fully Paid-Up Capital (excluding Treasury Shares):	S$1,587,964,443
Number of Issued Shares (excluding Treasury Shares):	1,470,094,745
Number/Percentage of Treasury Shares:	1,452,717 (0.099%)
Class of Shares:	Ordinary Shares
Voting Rights (excluding Treasury Shares):	One Vote Per Share

Size of Shareholdings	Number of Shareholders	% of Shareholders	Number of Shares	% of Shares
1 - 999	358	2.79	135,754	0.01
1,000 - 10,000	11,296	88.00	34,659,606	2.36
10,001 - 1,000,000	1,160	9.04	46,158,128	3.14
1,000,001 & Above	22	0.17	1,389,141,257	94.49
Total	12,836	100.00	1,470,094,745	100.00

Breakdown of Shareholders	Number of Shares	% of Shares
Local	1,106,127,199	75.24
Foreign	363,967,546	24.76

Top 20 Registered Shareholders as at 3 March 2008	Number of Shares	% of Shares
Lentor Investments Pte Ltd	585,192,970	39.81
Temasek Holdings (Private) Limited	383,465,362	26.08
DBS Nominees Pte Ltd	168,552,722	11.47
Citibank Nominees S'pore Pte Ltd	54,766,141	3.73
HSBC (Singapore) Nominees Pte Ltd	42,393,021	2.88
DBSN Services Pte Ltd	33,999,478	2.31
United Overseas Bank Nominees Pte Ltd	25,797,556	1.75
Startree Investments Pte Ltd	24,871,000	1.69
Raffles Nominees Pte Ltd	23,913,461	1.63
Morgan Stanley Asia (S'pore) Securities Pte Ltd	15,020,543	1.02
DB Nominees (S) Pte Ltd	8,053,584	0.55
Gan Teck Yeow Sdn Bhd	5,000,000	0.34
Merrill Lynch (S'pore) Pte Ltd	3,918,086	0.27
OCBC Nominees Singapore Pte Ltd	2,283,050	0.16
Lo Kai Leong @ Loh Kai Leong	1,890,000	0.13
Cheok Soo Yew	1,699,000	0.12
UOB Kay Hian Pte Ltd	1,602,000	0.11
Kim Eng Securities Pte Ltd	1,488,022	0.10
Phillip Securities Pte Ltd	1,361,410	0.09
Mitsui and Co Ltd	1,355,100	0.09
Total	1,386,622,506	94.33

Substantial Shareholders	Direct Interest	Deemed Interest
Temasek Holdings (Private) Limited	383,465,362	612,748,816*
AXA S.A.	-	76,942,799⁺

* Temasek is deemed to be interested in the 612,748,816 Shares held by its associated companies and subsidiaries.

⁺ AXA S.A. is deemed to be interested in the 76,942,799 Shares held by its affiliates.

Shareholdings in the Hands of the Public

The percentage of shareholdings in the hands of the public is approximately 26.89% and hence the Company has complied with Rule 723 of the SGX-ST Listing Manual, which states that an issuer must ensure that at least 10% of its equity securities is at all times held by the public.

BOARD OF DIRECTORS

Cheng Wai Keung, Chairman
Mr Cheng Wai Keung is Chairman of the NOL Board and a Director of other Group subsidiary companies, including APL. He is also Chairman of the NOL Board Executive Committee and Approval Committee and a member of its Nominating Committee and Executive Resource and Compensation Committee. Mr Cheng is concurrently the Chairman and Managing Director of Wing Tai Holdings Limited, and Vice Chairman of Singapore-Suzhou Township Development Pte Ltd. He also holds directorships in several public and private companies, both locally and overseas, including GP Batteries International Limited. Mr Cheng was awarded Singapore's Distinguished Service Order (DUBC-Darjah Utama Bakti Cemerlang) in August 2007, and has received other public service medals including the Public Service Star (BBM) in 1987 and the Public Service Star (Bar) (BBM-Lintang) in 1997, awarded by the Government of Singapore in recognition of service to the nation. He has been a Justice of Peace, appointed by the President of Singapore, since 2000. Mr Cheng graduated with a Bachelor of Science degree from Indiana University and holds a Masters in Business Administration from the University of Chicago, USA.

Friedbert Malt, Vice Chairman
Dr Friedbert Malt is Vice Chairman of the NOL Board and a member of the NOL Board Executive Committee and the Executive Resource and Compensation Committee. Dr Malt also serves on the Board of TUV Rheinland of North America, a global leader in independent testing and assessment services. He is a director of the Central Europe and Russia Fund, Inc., the European Equity Fund, Inc., and the New Germany Fund, Inc., all of which are listed on the New York Stock Exchange. He taught finance as a lecturer at the University of Hamburg, Germany and has held various international responsibilities, including as a member of the Executive Board of DG Bank (now DZ Bank AG) until the end of 2001. Dr Malt brings valuable insights and experience in international finance to NOL Group. He has served on many Supervisory Boards of various international financial institutions.

Ang Kong Hua, Vice Chairman
Mr Ang Kong Hua joined the NOL Board in 2003 as a Vice Chairman and is Chairman of the Nominating Committee and a member of the NOL Board Executive Committee. He is Executive Director of NATSTEEL Ltd, a listed Singapore-based manufacturing group. Before joining NATSTEEL in 1975, he was with Singapore's Economic Development Board and The Development Bank of Singapore. Mr Ang also serves on the Boards of DBS Bank Limited and the Government of Singapore Investment Corporation.

Thomas Held, Executive Director
Dr Thomas Held joined the NOL Board in November 2006 as Group President and Chief Executive Officer and a member of the NOL Board Executive Committee. Dr Held was previously CEO of Schenker AG, one of the world's leading providers of integrated logistics services, from January 2003 to January 2006. He joined Schenker in January 1997 and became a member of its Management Board at that time. Prior to his appointment as Schenker's CEO, he served as its Chief Financial Officer and for a period of six years was also its Chief Information Officer. From 1987 to 1996 he worked with automotive component supplier Robert Bosch GmbH in Stuttgart, Germany. Dr Held graduated in economics and obtained a Ph.D at the University of Bonn in Germany.

Yasumasa Mizushima, Director
Mr Yasumasa Mizushima joined the NOL Board in 2002 after his retirement from the position of President and Chief Executive of Sony Logistics, a global business with one of the most extensive supply chains in the world. Mr Mizushima is a member of the NOL Board Executive Resource and Compensation Committee. He has more than 40 years' experience in building supply chain networks including establishing and heading Sony GmbH, Sony Corporation's subsidiary in Germany. He retired from Sony Corporation in June 2006 after completing terms as a Member of the Board and Executive Vice President and Corporate Advisor. He also holds the positions of: Professor of the Tama Graduate School of Management and Information Sciences in Tokyo, Japan; the Managing Director of its Institute of Supply Network Management and Strategy; Honorary Professor of the Universiti Tunku Abdul Rahman, Malaysia; and Director of the International Association of Ports and Harbors Head Office Maintenance Foundation in Tokyo.

James Connal Scotland Rankin, Director
Banking and human resources specialist Mr Connal Rankin joined the NOL Board in 2002. He was appointed Chairman of the Executive Resource and Compensation Committee in June 2003 and is a member of the Nominating Committee. He also serves on the Board of Millennium & Copthorne Hotels plc. Mr Rankin retired from a 45-year career with HSBC Holdings plc at the end of 2005. During his career with HSBC he undertook numerous international postings, including in Brunei, Australia, Canada, the Philippines, Saudi Arabia and Hong Kong. He was a Group General Manager and CEO of HSBC Singapore from 1995 to 2000.

Robert Holland Jr, Director
US business consultant Mr Robert Holland, Jr joined the NOL Board in January 2004 as a member of the Audit Committee and was appointed Chairman of the Enterprise Risk Management Committee in August 2005. Mr Holland is currently a General Partner and Industry Specialist with private equity firm Williams Capital Partners. Previously, he was the sole owner and served as Chairman and CEO of WorkPlace Integrators, one of the largest Steelcase office furniture dealerships in the United States. He was formerly President and CEO of ice cream maker Ben & Jerry's and spent several years as a partner with McKinsey & Company. His current directorships include Carver Federal Savings Bank, a community-based bank headquartered in Harlem, New York; printing solutions company Lexmark International; and the world's largest quick-serve restaurant company, Yum! Brands Inc., which operates a number of leading global food brands.

Christopher Lau Loke Sam, Director

Senior Counsel and Chartered Arbitrator Mr Christopher Lau joined the NOL Board in May 2004 as a member of the Audit Committee and was appointed to the Enterprise Risk Management Committee in 2005. He became Chairman of the Audit Committee in April 2006. Mr Lau is a former Judicial Commissioner of the Supreme Court of Singapore and is currently a consultant with law firm Alban Tay Mahtani & de Silva. He has more than 30 years' experience in maritime and commercial law and is a member of the Governing Board of the International Maritime Law Institute of the International Maritime Organisation. Mr Lau also serves as an arbitrator both in Singapore and internationally, is an accredited arbitrator with the Singapore Institute of Arbitrators, Singapore Chamber of Maritime Arbitration and a number of international arbitration organisations.

Timothy Charles Harris, Director

Mr Timothy Harris joined the NOL Board in 2005 as a Member of the Executive Resource and Compensation Committee and the Enterprise Risk Management Committee. Mr Harris was appointed Chief Executive Officer of P&O Nedlloyd Container Line Limited in 1996, following the merger of P&O Containers Limited and Nedlloyd Lines BV. He led the company until 2000. He also served on the P&O Board from 1986, managing the company's cruise interests as both Chairman and CEO. He was also Chairman of Box Club, the International Council of Containership Operators, from 1995 to 2000. Mr Harris was created a Commander of the British Empire (CBE) in the United Kingdom's 1996 New Year's Honours. His current appointments include chairing the marine services company, James Fisher and Sons and leading ship broking firm, Clarkson.

Peter Wagner, Director

Mr Peter Wagner joined the NOL Board in 2005 as a member of the Audit Committee and the Enterprise Risk Management Committee. Mr Wagner has held senior positions at logistics companies in Switzerland, Germany and the United States over the past 25 years. He was on the Management Board for Deutsche Post AG from 1999 to 2001 where he oversaw worldwide logistics activities. He was previously Chief Financial Officer (1989-1995) and Chief Executive Officer (1996-2001) of Danzas Holding AG, Switzerland. Mr Wagner is a certified public accountant and has completed an Executive Program in Business Administration (EPBA) from Columbia Business School, New York. Currently he is Vice Chairman of Wild Group Management AG, Zug, a member of the Board of Directors of finance group Kaiser Ritter Partner Holding Anstalt, Vaduz and its subsidiary Kaiser Ritter Partner Privatbank AG, Vaduz, and of 3i Infrastructure Ltd, a stock quoted company at the London Stock Exchange. Mr Wagner was formerly a member of the Board (1994-2000) and Chairman (2001-2005) of Vontobel Holding AG and Vontobel Bank AG, one of the leading private banking groups in Switzerland.

Bobby Chin Yoke Choong, Director

Mr Bobby Chin joined the NOL Board in December 2006 as a Member of the Audit Committee. He was the managing partner of KPMG Singapore from 1992 until his retirement in September 2005. Mr Chin is Chairman of the Singapore Totalisator Board and of The Straits Trading Company Ltd. He is also a director of several listed companies, including Oversea-Chinese Banking Corporation Ltd, Yeo Hiap Seng Ltd, Ho Bee Investment Ltd and AV Jennings Limited. Mr Chin serves on the Board of Trustees of the Singapore Indian Development Association and is a member of the Competition Commission of Singapore.

Simon Claude Israel, Director

Mr Simon Israel joined the NOL Board in December 2006 as a Member of the Enterprise Risk Management Committee. He was appointed a member of the NOL Board Executive Committee in February 2007. He has been an Executive Director of Temasek Holdings (Private) Limited, the Singapore-headquartered investment firm, since July 2006. Previously, Mr Israel spent 10 years as Chairman Asia Pacific of the Danone Group and as a member of that group's Executive Committee. Prior to this, he worked across the Asia Pacific region in a 22-year career with Sara Lee Corporation. Mr Israel chairs Asia Pacific Breweries Ltd, the Asia Pacific Breweries Foundation and the Singapore Tourism Board, and is a director of Singapore Telecommunications Ltd and Fraser and Neave Ltd. He also sits on the Business Advisory Board of the Lee Kong Chian School of Business at Singapore Management University.

Tan Pheng Hock, Director

Mr Tan Pheng Hock joined the NOL Board in December 2006 as a Member of the Executive Resource and Compensation Committee. Mr Tan has been President and CEO of publicly listed Singapore Technologies Engineering Ltd since 2002. He is also a director of SembCorp Marine Ltd, and is Chairman of the Board of Governors of Nanyang Polytechnic and Chairman of the Singapore Workforce Development Agency. Mr Tan began his career with the ST Group in 1981 as an engineer in its marine business after graduating with first class honours in marine engineering from the University of Surrey, UK. He also holds a Master of Science (Management) from Stanford University, USA.

KEY EXECUTIVES

The following information covering NOL Group's Key Executives is provided as required by Rule 1207(4)(b)(iii) of the SGX-ST Listing Manual.

Group Executive Team*

Thomas Held, Group President and Chief Executive Officer

Details for Executive Director Thomas Held are provided on page 42 of this Annual Report.

Cedric Foo, Group Deputy President and Chief Financial Officer

Cedric Foo was appointed Group Deputy President in April 2005 and, additionally, Chief Financial Officer from January 2007. He oversees NOL Group's finance and corporate planning activities. Prior to re-joining NOL in 2005, Mr Foo was Singapore's Minister of State in the Ministry of Defence and the Ministry for National Development. He served as Senior Vice President at Singapore Airlines from 2000 to 2002. Mr Foo previously worked at NOL from 1985 to 2000 and held various management positions. A Member of Singapore's Parliament since November 2001, Mr Foo serves as Chairman of the Public Accounts Committee and the Government Parliamentary Committee for Transport. He is also Chairman of Singapore's JTC Corporation, a leading provider of industrial space solutions. Mr Foo holds a Bachelor of Science in Engineering (Naval Architecture and Marine Engineering) from the University of Michigan and a Master of Science (Ocean Systems Management) from Massachusetts Institute of Technology.

Ron Widdows, Chief Executive Officer, Liner

Ron Widdows was appointed CEO of Liner in January 2003. In this role he has responsibility for the commercial, financial and operational activities of the APL container shipping organisation. In more than 25 years with APL, Mr Widdows has held a range of senior management positions in the Americas and Asia. Prior to his current appointment, he was Executive Vice President, Global Operations and Network and, previously, Senior Vice President, Liner Operations and Senior Vice President, Americas Operations and Logistics. He has over 35 years' experience in the shipping industry. Mr Widdows is currently Chairman of the Transpacific Stabilization Agreement industry grouping.

Brian Lutt, President, Logistics

Brian Lutt was appointed President of Logistics in October 2005 and is responsible for the commercial, financial and operational activities of the NOL Group's logistics business globally. He joined APL in 1983 and has over 20 years' experience in Asia. Mr Lutt has held a range of senior management positions, including President, Asia/Middle East; President, Greater China and Senior Vice President of APL's Asia-Europe trade. Mr Lutt has also managed business units in South East and North Asia during his career, holding senior management positions in Singapore, Thailand and Japan. He holds a Bachelor's degree in International Relations/ Political Economics from San Francisco State University.

Steve Schollaert, President, Terminals

Steve Schollaert has been President of Terminals since August 2007 and has responsibility for the NOL Group's terminals business globally. He has been with the NOL Group since 1989. Prior to his current appointment, Mr. Schollaert was Vice President of APL's Asia-Europe trade from 2005 to 2007. He has held management positions across Asia, Europe and the Americas and has planning, commercial, operations, logistics and intermodal experience. He holds a Bachelor of Civil Engineering from Purdue University and a Master of Business Administration from Wharton Business School at the University of Pennsylvania.

Wu Choy Peng, Group Chief Information Officer

Wu Choy Peng joined the NOL Group as Group Chief Information Officer in July 2006. Her responsibilities include overseeing strategy development, design and implementation of a broad range of information systems and processes and ensuring streamlined and standardised day-to-day business processes for the Group's customers worldwide. Ms Wu previously worked for 19 years with the Singapore Government in a wide variety of IT management roles. Prior to joining NOL, Ms Wu was the Singapore Government's Chief Information Officer for six years, also holding the position of Deputy Chief Executive (Industry) of the Infocomm Development Authority of Singapore. Ms Wu holds Bachelor of Science and Master of Science degrees from the University of Michigan, Ann Arbor.

Goh Teik Poh, Group Chief Human Resources Officer

Goh Teik Poh was appointed Group Chief Human Resources Officer in January 2008. He is responsible for all aspects of human resource management across the NOL Group. Mr Goh has been with the NOL Group for 28 years and has held leadership roles in operations, country management and corporate planning. In his previous role as APL's Senior Vice President, Global Operations and Network, Mr Goh was responsible for network planning, equipment management, security and the environment, technical services and ship management. Mr Goh holds a Bachelor of Science from the University of Wales and a Master of Science from Northwestern University.

* All members of the Group Executive Team are based in NOL Group's head office in Singapore.

Regional Presidents

David Appleton, President, Europe, NOL Group

David Appleton was appointed President, Europe in 2004 and leads NOL Group's businesses and operations across the Europe region and the former Soviet Union. Previously, he held senior roles in APL as President, Europe; Vice President, Sales and Marketing, Europe; and Vice President, Transatlantic trade. Mr Appleton has more than 25 years' experience in the transport industry. Prior to joining APL in 1999, he spent 12 years with Sea-Land Service where he held a variety of senior management positions in the US, UK and Ireland and the former Soviet Union. Mr Appleton holds a Bachelor of Science (Honours) in Maritime Studies and is a member of the Chartered Institute of Logistics and Transport. He is based in Uxbridge, UK.

John Bowe, President, Americas, NOL Group

John Bowe was appointed President, Americas in 2004 and leads NOL Group's businesses and operations in the US, Canada and Latin America. Mr Bowe joined APL in 1987 and has more than 30 years' experience in the shipping industry in a wide variety of positions, including regional management, operations and network roles. He was Vice President and Managing Director for APL in Hong Kong and South China and has also served as Vice President, Liner Planning; Vice President, Worldwide Logistics; and Managing Director, West Asia. Mr Bowe holds a Bachelor's degree in Arts (Mathematics) from Hamilton College in New York. He is based in Oakland, California.

Kenneth Glenn, President, South Asia, NOL Group

Kenneth Glenn was appointed President, South Asia in August 2006 having previously been Senior Vice President, South Asia and Managing Director India from October 2005. He leads the NOL Group's businesses and operations in India, Pakistan, Sri Lanka, Bangladesh, Nepal and Afghanistan. Mr Glenn was previously Senior Vice President of APL's Asia-Europe liner trade. He joined NOL in 2000 after 23 years with Sea-Land Service and CSX Lines during which he held a variety of senior management positions in geographic and trade roles. Mr Glenn has over 30 years' experience in the shipping and maritime industry, during which he has lived in the US, Hong Kong, UK, Russia and Singapore. He is based in Mumbai, India.

Jim McAdam, President, Asia/Middle East, NOL Group

Jim McAdam was appointed President, Asia/Middle East in September 2006 and leads NOL Group's businesses and operations across Japan, Korea, Australasia, the ASEAN countries and the Middle East. Previously he was Senior Vice President Business Solutions, responsible for developing and implementing NOL's global supply chain capabilities. He joined NOL in 1999 as Vice President and Managing Director North Asia, based in Tokyo. Prior to that, he was Director International Operations with Menlo Logistics. Mr McAdam previously worked with APL from 1984 to 1996, holding positions in Japan, Thailand and the US. He has more than 20 years' experience in the transportation and logistics industry, including more than 15 years of Asia-based assignments. He holds a Bachelor's Degree in Finance from Michigan State University and a Masters Degree in Asian Political Economics from the University of San Francisco. He is based in Singapore.

Daniel Ryan, President, Greater China, NOL Group

Daniel Ryan was appointed President, Greater China in August 2006 and leads NOL Group's businesses and operations in China, Hong Kong, Taiwan and Macau. Previously, from 2004, he held the role of Vice President and Managing Director Hong Kong and South China. Mr Ryan began his career with the company in 1987 as a financial analyst and has served in a range of senior roles including President, APL Logistics Europe; President, APL Middle East/Africa and Managing Director, Indonesia. He has a broad-ranging background in sales and marketing and liner trade management, as well as business development and logistics planning, and has lived and worked in Hong Kong, the US, Europe, Indonesia and Dubai as well as China. Mr Ryan holds a Bachelor's degree from California State University, Sacramento and an MBA from the University of Notre Dame in Indiana. He is based in Shanghai, China.

DIRECTORS' REMUNERATION

For the Financial Year Ended 28 December 2007

Remuneration for the Directors of the Company

Executive Director	Fees %	Fixed Pay: Annual Base Salary %	Variable Pay: Annual Cash Bonus %	Variable Pay: Equity Incentives %	Benefits %	Total %
Between US$2,700,000 to US$2,849,999						
Thomas Held	–	29	30	33	8	100

Non-Executive Directors	Fees US$	Fixed Pay: Annual Base Salary US$	Variable Pay: Annual Cash Bonus US$	Variable Pay: Equity Incentives US$	Benefits US$	Total US$
Cheng Wai Keung (Chairman)	144,371	–	–	–	–	144,371
Friedbert Malt (Vice Chairman)	152,318	–	–	–	–	152,318
Ang Kong Hua (Vice Chairman)	110,596	–	–	–	–	110,596
Yasumasa Mizushima	72,848	–	–	–	–	72,848
James Connal Scotland Rankin	109,272	–	–	–	–	109,272
Robert Holland, Jr	123,841	–	–	–	–	123,841
Christopher Lau Loke Sam	87,417	–	–	–	–	87,417
Timothy Charles Harris	102,649	–	–	–	–	102,649
Peter Wagner	115,894	–	–	–	–	115,894
Bobby Chin Yoke Choong	67,550	–	–	–	–	67,550
Simon Claude Israel	67,985	–	–	–	–	67,985
Tan Pheng Hock	58,940	–	–	–	–	58,940

The total Directors' Remuneration disclosed in the audited financial statements is computed based on the cost incurred by the Group whereas the above remuneration for the Directors of the Company is derived based on the assumptions as detailed below:

1. Variable Pay includes Annual Cash Bonus and Equity Incentives (Share Options and Performance Shares) that relates to payments/awards for the performance year even though the actual compensation may be realised in different calendar years.

2. The value of Share Options is derived using the Trinomial valuation model, using the full contractual life as an input into the model. The value of Performance Shares is derived based on the average closing share price of NOL shares over the five trading days following the third day of the announcement of the Group's annual results for financial year 2007 ("FY2007").

3. Benefits (including housing and allowances) are based on cost to the Group.

4. Severance and redundancy costs are not included in Remuneration.

5. The fees for Non-Executive Directors ("NEDs") comprise basic Board fee and Board Committee/attendance fees, subject to shareholders' approval at the Company's Annual General Meeting in April 2008. For financial year 2006, NEDs were also granted Share Options pursuant to the NOL Share Option Plan while no Share Options were granted for FY2007.

KEY EXECUTIVES' REMUNERATION

For the Financial Year Ended 28 December 2007

Remuneration Bands for the Top Five Key Management Staff who are not also Directors of the Company

	Fixed Pay	Variable Pay				
For the Financial Year Ended 28 December 2007	**Annual Base Salary %**	**Annual Cash Bonus %**	**Equity Incentives %**	**Expatriate Benefits %**	**Other Benefits %**	**Total %**
Between US$1,300,000 to US$1,449,999						
Appleton, David	26	23	33	–	18	100
Between US$1,450,000 to US$1,599,999						
Foo, Cedric	29	28	40	–	3	100
Between US$1,300,000 to US$1,449,999						
Lutt, Brian	25	16	34	14	11	100
Between US$1,600,000 to US$1,749,999						
Ryan, Daniel	16	14	22	40	8	100
Between US$1,750,000 to US$1,899,999						
Widdows, Ronald	23	26	34	7	10	100

The total remuneration of key management personnel disclosed under the audited financial statements is computed based on the cost incurred by the Group whereas the above remuneration bands for the Top Five Key Management Staff who are not also Directors of the Company is derived based on the assumptions as detailed below:

1. Variable Pay includes Annual Cash Bonus and Equity Incentives (Share Options and Performance Shares) that relates to payments/awards for the performance year even though the actual compensation may be realised in different calendar years.

2. The value of Share Options is derived using the Trinomial valuation model, using the full contractual life as an input into the model. The value of Performance Shares is derived based on the average closing share price of NOL shares over the five trading days following the third day of the announcement of the Group's annual results for financial year 2007.

3. Expatriate and Other Benefits are based on cost to the Group. Expatriate Benefits include tax equalisation, housing, cost of living allowances, education benefits, etc. Tax equalisation costs are derived based on best estimates of taxable income, pending the final tax assessment.

4. Severance and redundancy costs are not included in Remuneration.

SUMMARY FINANCIAL STATEMENTS

Important Note

The summary financial statements as set out on pages 49 to 71 contain only a summary of the information in the Directors' report, a summary of the financial statements in the Company's Annual Report (Supplement) and information required under Section 203A of the Singapore Companies Act, Cap 50 and regulations made thereunder, applicable to summary financial statements. They do not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Company and the Group.

For further information, the full financial statements, the Auditors' report on those statements and the Directors' report in the Annual Report (Supplement) should be consulted. A CD-ROM version of the Annual Report (Supplement) has been enclosed together with this Annual Report. Shareholders may also request for a hard copy of the Annual Report (Supplement) at no cost. Please use the Request Slip available at the end of this Annual Report.

SUMMARY DIRECTORS' REPORT

For the Financial Year Ended 28 December 2007

Directors

The Directors of the Company in office at the date of this report are:

Cheng Wai Keung	*(Chairman)*
Friedbert Malt	*(Vice Chairman)*
Ang Kong Hua	*(Vice Chairman)*
Thomas Held	*(Group President & Chief Executive Officer)*
Yasumasa Mizushima	
James Connal Scotland Rankin	
Robert Holland, Jr	
Christopher Lau Loke Sam	
Timothy Charles Harris	
Peter Wagner	
Bobby Chin Yoke Choong	
Simon Claude Israel	
Tan Pheng Hock	

Principal Activities

The principal activities of the Company are those of investment holding and the ownership and charter of shipping vessels, as well as participation in ventures related to these activities and the principal activities of its subsidiaries.

The principal activities of the subsidiaries are:

i) investment holding and the ownership and charter of shipping vessels and other related assets;
ii) the provision of transportation services for containerised cargo in the global markets;
iii) the provision of supply chain management, warehousing, distribution and customer logistics solutions (by way of a global network of services spanning ocean, air and overland operations) to customers;
iv) the operation of container terminals and provision of other related services;
v) participation in ventures related to the activities listed under (i), (ii), (iii) and (iv) above; and
vi) the provision of other related and complementary services including ship management, engineering and repairs to customers.

The Group also engages in other incidental activities such as the disposals of shipping vessels, containers and related assets as well as non-core properties and assets from time to time.

There have been no significant changes in the nature of these activities during the financial year.

Arrangements to Enable Directors to Acquire Shares and Debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, other than as disclosed under "Share Options and Performance Shares" on pages 49 to 52.

Share Options and Performance Shares

Share options under the NOL Share Option Plan ("NOL SOP") are granted to Directors and employees of the Group. The exercise price of the options is determined at the average closing market price of the shares for the three trading days immediately preceding the grant date. Individual awards to employees take into consideration the job level, performance and leadership potential of the employee. Pursuant to the terms of the NOL SOP, share options will vest after a specified number of years from the grant date.

Performance shares under the NOL Performance Share Plan ("NOL PSP") are awarded to key executives conditional upon the Group meeting or exceeding a prescribed financial target condition during the performance period, and also conditional on the participants meeting their performance conditions. Pursuant to the terms of the NOL PSP, performance shares will vest after a specified number of years from the end of the performance period.

The Executive Resource and Compensation Committee ("ERCC") is responsible for administering the NOL SOP and NOL PSP. The ERCC currently comprises of six Non-Executive Directors: James Connal Scotland Rankin (Chairman), Cheng Wai Keung, Friedbert Malt, Yasumasa Mizushima, Timothy Charles Harris and Tan Pheng Hock.

Share Options and Performance Shares (continued)

Details of options granted, exercised and cancelled under the NOL SOP during the financial year ended 28 December 2007 are as follows:

Share Options	(a)	(b)	(c)	(d)	(e)	(f)	Total
Date option granted	31/12/04	31/12/04	13/3/06[2]	13/3/06[2]	12/3/07[3]	12/3/07[3]	
Exercise period							
From	31/12/05	31/12/05	13/3/07	13/3/07	12/3/08	12/3/08	
To	30/12/09	30/12/14	12/3/11	12/3/16	11/3/12	11/3/17	
Exercise price per option	S$2.06[1]	S$2.06[1]	S$2.20	S$2.20	S$3.32	S$3.32	
Number of options outstanding as at 30 December 2006	641,000	12,340,000	581,000	20,782,000	–	–	34,344,000
During the financial year							
– Options granted	–	–	–	–	384,000	6,907,000	7,291,000
– Options exercised	(126,000)	(7,609,500)	–	(3,975,963)	–	–	(11,711,463)
– Options cancelled	–	(53,000)	–	(1,333,004)	–	(247,000)	(1,633,004)
Balance as at 28 December 2007	515,000	4,677,500	581,000	15,473,033	384,000	6,660,000	28,290,533
Directors' Interests:							
28 December 2007							
– Cheng Wai Keung	129,000	–	126,000	–	90,000	–	345,000
– Friedbert Malt	64,000	–	63,000	–	45,000	–	172,000
– Ang Kong Hua	64,000	–	63,000	–	45,000	–	172,000
– Thomas Held	–	–	–	–	–	48,000	48,000
– Yasumasa Mizushima	18,000	–	47,000	–	34,000	–	99,000
– James Connal Scotland Rankin	–	–	47,000	–	34,000	–	81,000
– Robert Holland, Jr	48,000	–	47,000	–	34,000	–	129,000
– Christopher Lau Loke Sam	48,000	–	47,000	–	34,000	–	129,000
– Timothy Charles Harris	–	–	47,000	–	34,000	–	81,000
– Peter Wagner	–	–	47,000	–	34,000	–	81,000
29 December 2006							
– Cheng Wai Keung	129,000	–	126,000	–	–	–	255,000
– Friedbert Malt	64,000	–	63,000	–	–	–	127,000
– Ang Kong Hua	64,000	–	63,000	–	–	–	127,000
– Yasumasa Mizushima	48,000	–	47,000	–	–	–	95,000
– James Connal Scotland Rankin	48,000	–	47,000	–	–	–	95,000
– Robert Holland, Jr	48,000	–	47,000	–	–	–	95,000
– Christopher Lau Loke Sam	48,000	–	47,000	–	–	–	95,000
– Timothy Charles Harris	–	–	47,000	–	–	–	47,000
– Peter Wagner	–	–	47,000	–	–	–	47,000

1 In accordance with the modified rules of the NOL SOP approved by shareholders at the Extraordinary General Meeting held on 3 January 2006 and the advice of the independent financial advisor, the exercise price of the outstanding share options under the NOL SOP was reduced by S$0.92 to S$2.06 as a result of the capital reduction and cash distribution exercise.

2 From the date of grant, one-third of the share options granted have vested on 13 March 2007. One-third will vest on 13 March 2008 and the remaining one-third will vest on 13 March 2009.

3 From the date of grant, one-third of the share options granted will each vest on 12 March 2008, 12 March 2009 and 12 March 2010.

Details of options granted to the Directors of the Company under the NOL SOP up to 28 December 2007 are as follows:

Name of Directors	Granted in financial year ended 28 December 2007	Aggregate granted since commencement of the NOL SOP to 28 December 2007	Aggregate exercised since commencement of the NOL SOP to 28 December 2007	Aggregate outstanding as at 28 December 2007
Cheng Wai Keung	90,000	545,000	(200,000)	345,000
Friedbert Malt	45,000	272,000	(100,000)	172,000
Ang Kong Hua	45,000	212,000	(40,000)	172,000
Thomas Held	48,000	48,000	-	48,000
Yasumasa Mizushima	34,000	189,000	(90,000)	99,000
James Connal Scotland Rankin	34,000	189,000	(108,000)	81,000
Robert Holland, Jr	34,000	129,000	-	129,000
Christopher Lau Loke Sam	34,000	129,000	-	129,000
Timothy Charles Harris	34,000	81,000	-	81,000
Peter Wagner	34,000	81,000	-	81,000

The Directors' interests in the share options of the Company as at 18 January 2008 were the same as at 28 December 2007.

Pursuant to provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited and the Singapore Companies Act, in addition to information disclosed elsewhere in the report, it is reported that:

(i) Except as disclosed on page 50, no options were granted by the Company or any subsidiary during the financial year and there were no other unissued shares under option at the end of the financial year.

(ii) No options were granted to controlling shareholders or their associates, or directors and employees of the parent group.

(iii) No employee has received 5% or more of the total number of options available under the NOL SOP.

(iv) No options have been granted at a discount during the financial year.

During the financial year, the Company re-issued 123,666 (2006: Nil) treasury shares pursuant to the NOL SOP at exercise prices of S$2.06 and S$2.20 (2006: S$Nil) per share, for share options granted on 31 December 2004 and 13 March 2006 respectively.

Share Options and Performance Shares (continued)

Subject to the terms and conditions of the NOL PSP, the following table sets forth the number of performance shares awarded, vested and cancelled during the financial year ended 28 December 2007:

Performance Shares	(a)	(b)	(c)	(d)	Total
Performance period					
From	27/12/03	01/01/05	31/12/05	30/12/06	
To	31/12/04[4]	30/12/05[5]	29/12/06[6]	28/12/07[7]	
Number of shares outstanding as at 30 December 2006	1,097,115	3,904,000	–	–	5,001,115
During the financial year					
– Shares awarded	–	–	1,858,000	–	1,858,000
– Shares vested	(548,556)	(1,324,651)	–	–	(1,873,207)
– Shares cancelled	–	(174,001)	(27,000)	–	(201,001)
Balance as at 28 December 2007	548,559	2,405,348	1,831,000	–	4,784,907
Director's Interests:					
28 December 2007					
– Thomas Held	–	–	39,000	–	39,000

4 From the end of the performance period, one-third of the performance shares awarded have each vested on 2 January 2006, 2 January 2007 and 2 January 2008.

5 From the end of the performance period, one-third of the performance shares awarded have vested on 2 January 2007 and one-third have vested on 2 January 2008. The remaining one-third will vest on 2 January 2009.

6 From the end of the performance period, one-third of the performance shares awarded have vested on 2 January 2008. One-third will vest on 2 January 2009 and the remaining one-third will vest on 2 January 2010.

7 Performance shares for the performance period 30 December 2006 to 28 December 2007 will be awarded in 2008 after the announcement of the financial year 2007 annual results, upon review and approval by the ERCC.

Details of performance shares awarded to a Director of the Company under the NOL PSP up to 28 December 2007 are as follows:

Name of Director	Awarded in financial year ended 28 December 2007	Aggregate awarded since commencement of the NOL PSP to 28 December 2007	Aggregate vested since commencement of the NOL PSP to 28 December 2007	Aggregate outstanding as at 28 December 2007
Thomas Held	39,000	39,000	–	39,000

Directors' Interests in Shares or Debentures

According to the register of Directors' shareholdings, none of the Directors holding office at the end of the financial year had any interest in the share capital or debentures of the Company except as follows:

	Ordinary shares			
	Holdings registered in name of Director or nominee		Holdings in which a Director is deemed to have an interest	
	At 28/12/07	At 30/12/06	At 28/12/07	At 30/12/06
Cheng Wai Keung	1,250,000	1,250,000	-	-
Friedbert Malt	40,000	40,000	-	-
Ang Kong Hua	40,000	40,000	-	-
Yasumasa Mizushima	30,000	-	-	-
James Connal Scotland Rankin	108,000	60,000	-	-
Robert Holland, Jr	100,000	27,000	-	-
Peter Wagner	30,000	30,000	-	-
Bobby Chin Yoke Choong	-	-	16,851	16,851

Details of the Directors' interests in the share options granted under the NOL SOP and performance shares awarded under the NOL PSP have been separately disclosed under "Share Options and Performance Shares" on pages 49 to 52.

The Directors' interests in the share capital of the Company as at 18 January 2008 were the same as at 28 December 2007 except for Thomas Held, whose holding registered in his own name was 13,000 shares as at 18 January 2008.

According to the register of Directors' shareholdings, none of the Directors holding office at the end of the financial year had any interest in the share capital or debentures of related corporations except as follows:

	Holdings registered in name of Director or nominee		Holdings in which a Director is deemed to have an interest	
	At 28/12/07	At 30/12/06	At 28/12/07	At 30/12/06
Chartered Semiconductor Manufacturing Ltd				
Ordinary shares				
Tan Pheng Hock	7,000	7,000	-	-
Singapore Airlines Limited				
Ordinary shares				
Cheng Wai Keung	-	-	-	20,000
Simon Claude Israel	9,500	9,500	-	-

Directors' Interests in Shares or Debentures (continued)

	Holdings registered in name of Director or nominee		Holdings in which a Director is deemed to have an interest	
	At 28/12/07	At 30/12/06	At 28/12/07	At 30/12/06
Singapore Technologies Engineering Ltd				
Ordinary shares				
Tan Pheng Hock	578,364	173,364	–	–
Options to subscribe for ordinary shares				
Tan Pheng Hock				
– Exercisable at S$1.29 per share between 8/8/00 to 7/8/08	–	5,000	–	–
– Exercisable at S$1.418 per share between 10/2/01 to 9/2/09	–	400,000	–	–
– Exercisable at S$2.00 per share between 11/8/01 to 10/8/09	5,000	5,000	–	–
– Exercisable at S$2.26 per share between 10/2/02 to 9/2/10	400,000	400,000	–	–
– Exercisable at S$2.72 per share between 20/2/02 to 19/2/11	225,000	225,000	–	–
– Exercisable at S$2.68 per share between 11/8/02 to 10/8/11	227,500	227,500	–	–
– Exercisable at S$2.29 per share between 8/2/03 to 7/2/12	175,000	175,000	–	–
– Exercisable at S$1.92 per share between 13/8/03 to 12/8/12	175,000	175,000	–	–
– Exercisable at S$1.79 per share between 7/2/04 to 6/2/13	200,000	200,000	–	–
– Exercisable at S$1.86 per share between 12/8/04 to 11/8/13	200,000	200,000	–	–
– Exercisable at S$2.09 per share between 10/2/05 to 9/2/14	200,000	200,000	–	–
– Exercisable at S$2.12 per share between 11/8/05 to 10/8/14	200,000	200,000	–	–
– Exercisable at S$2.37 per share between 8/2/06 to 7/2/15	200,000	200,000	–	–
– Exercisable at S$2.57 per share between 11/8/06 to 10/8/15	200,000	200,000	–	–
– Exercisable at S$3.01 per share between 10/2/07 to 9/2/16	200,000	200,000	–	–
– Exercisable at S$2.84 per share between 11/8/07 to 10/8/16	200,000	200,000	–	–
– Exercisable at S$3.23 per share between 16/3/08 to 15/3/17	200,000	–	–	–
Conditional award of 250,000 performance shares to be delivered after 2006				
Tan Pheng Hock	–	0 to 500,000	–	–
Conditional award of 250,000 performance shares to be delivered after 2007				
Tan Pheng Hock	0 to 375,000	0 to 375,000	–	–
Conditional award of 250,000 performance shares to be delivered after 2008				
Tan Pheng Hock	0 to 375,000	0 to 375,000	–	–
Conditional award of 200,000 performance shares to be delivered after 2009				
Tan Pheng Hock	0 to 300,000	–	–	–
Conditional award of 45,000 restricted shares to be delivered after 2008				
Tan Pheng Hock	0 to 67,500	–	–	–

	Holdings registered in name of Director or nominee		Holdings in which a Director is deemed to have an interest	
	At 28/12/07	At 30/12/06	At 28/12/07	At 30/12/06
Singapore Telecommunications Limited				
Ordinary shares				
Cheng Wai Keung	1,550	1,550	1,360	1,360
Ang Kong Hua	1,430	1,430	–	–
Christopher Lau Loke Sam	1,560	1,560	–	–
Simon Claude Israel	179,820	179,820	1,360	–
Tan Pheng Hock	1,800	1,800	1,550	1,550
SP AusNet securities*				
Ordinary shares				
Cheng Wai Keung	–	–	–	400,000
Bobby Chin Yoke Choong	–	–	20,000	20,000
Starhub Ltd				
Ordinary shares				
Tan Pheng Hock	25,150	27,430	–	–
TeleChoice International Limited				
Ordinary shares				
Tan Pheng Hock	30,000	30,000	–	–
Vertex Technology Fund (II) Ltd[+]				
Ordinary shares				
Tan Pheng Hock	–	–	5	5

The Directors' interests in the share capital of the related corporations as at 18 January 2008 were the same as at 28 December 2007 except for Bobby Chin Yoke Choong, whose indirect holding in Singapore Airlines Limited registered in his spouse's name was 1,000 shares as at 18 January 2008.

The related corporations are related to the Company by virtue of a common ultimate holding company, Temasek Holdings (Private) Limited.

* Stapled Group securities, each comprising of one SP Australia Networks (Transmission) Ltd share, one SP Australia Networks (Distribution) share and one SP Australia Networks (Finance) Trust unit.

\+ Held in trust by a trustee company on behalf of the director.

Directors' Contractual Benefits

Replacement rights, which are cash settled, are awarded to key executives conditional upon the participants meeting their performance conditions. From the end of the performance period, 50% of the replacement rights awarded will vest after two years, and the remaining 50% after three years. Details of replacement rights awarded to Executive Directors and employees are as follows:

Replacement Rights

Performance period[8]	
From	29/12/01
To	26/12/03[9]
Number of rights outstanding as at 30 December 2006	1,204,717
During the financial year	
– Rights vested	(1,204,717)
Balance as at 28 December 2007	-

[8] For key executives who were not eligible during the period 29 December 2001 to 27 December 2002, their performance period started from 28 December 2002 instead.

[9] From the end of the performance period, 50% of the replacement rights awarded have vested on 31 December 2005 and the remaining 50% have vested on 31 December 2006.

Simon Claude Israel has an employment relationship with the ultimate holding company and has received remuneration in that capacity.

Tan Pheng Hock has an employment relationship with a subsidiary of the ultimate holding company and has received remuneration in that capacity.

Since the end of the previous financial year, no other Directors have received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except as disclosed in the summary financial statements and in this report.

Unusual Items during and after the Financial Year

In the opinion of the directors, no item, transaction or event of a material and unusual nature, has arisen during or in the interval between the end of the financial year to the date of this report which will affect substantially the results of the operations, render any item misleading, or affect the ability of the Company and of the Group in meeting its obligations for the financial year in which this report is made.

Audit Committee

At the date of this report, the Audit Committee ("AC") consists of four Non-Executive Directors, all of whom are independent. Chaired by Mr Christopher Lau Loke Sam, the other three members of the Committee are Mr Robert Holland, Jr, Mr Peter Wagner and Mr Bobby Chin Yoke Choong.

For the financial year ended 28 December 2007, the AC undertook a review of the volume of non-audit services provided by the external auditors to assess whether the nature and extent of those services might prejudice the independence and objectivity of the auditors. The AC was satisfied that such services did not affect the independence of the external auditors. The AC also reviewed the cost-effectiveness of the audit conducted by the external auditors.

The summary financial statements set out on pages 49 to 71 were approved by the Board of Directors on 12 February 2008 and were signed on its behalf by:

Cheng Wai Keung
Director

Thomas Held
Director

Singapore, 12 February 2008

AUDITORS' STATEMENT

To the Members of Neptune Orient Lines Limited

We have audited the financial statements of Neptune Orient Lines Limited and its subsidiaries for the financial year ended 28 December 2007, from which the summary financial statements were derived, in accordance with Singapore Standards of Auditing. The financial statements comprise the balance sheets of the Group and the Company as at 28 December 2007, the statements of changes in equity of the Group and the Company, the income statement and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

In our opinion, the accompanying summary financial statements set out on pages 49 to 71 are consistent in all material respects, with the full financial statements and Directors' report from which they were derived, and comply with the requirements of Section 203A of the Singapore Companies Act, Cap 50, and regulations made thereunder, applicable to summary financial statements.

For a better understanding of the financial position and the results of the operations of the Company and the Group for the financial year and of the scope of our audit, the summary financial statements information on pages 49 to 71 should be read in conjunction with the full financial statements and our audit report thereon.

In our Auditors' report dated 12 February 2008, which is reproduced below, we expressed an unqualified opinion on the financial statements of Neptune Orient Lines Limited and its subsidiaries:

"Auditors' Report to the Members of Neptune Orient Lines Limited

We have audited the accompanying financial statements of Neptune Orient Lines Limited (the "Company") and its subsidiaries (collectively, the "Group") set out on pages 14 to 104 for the financial year ended 28 December 2007, which comprise the balance sheets of the Group and the Company as at 28 December 2007, the statements of changes in equity of the Group and the Company, the income statement and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility for the Financial Statements
The Company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap 50 (the "Act") and Singapore Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform our audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion,

(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and the Company as at 28 December 2007 and the results, changes in equity and cash flows of the Group and the changes in equity of the Company for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act."

Ernst & Young

Ernst & Young
Certified Public Accountants

Singapore, 12 February 2008

CONSOLIDATED INCOME STATEMENT

For the Financial Year Ended 28 December 2007

	Group	
	2007	2006
	US$'000	US$'000
Revenue	8,159,977	7,263,500
Cost of sales	(6,865,603)	(6,135,304)
Gross profit	1,294,374	1,128,196
Other gains (net)		
– Miscellaneous	47,909	30,522
– Finance and investment income	26,703	29,129
Expenses		
– Administrative	(717,443)	(720,725)
– Finance	(44,013)	(45,994)
– Impairment in value of goodwill arising on consolidation	–	(99,999)
– Other operating	(32,113)	(52,561)
Share of results of associated companies	3,300	1,640
Share of results of joint ventures	7,146	2,637
Profit before income tax	585,863	272,845
Income tax (expense)/credit	(53,900)	100,390
Net profit for the financial year	531,963	373,235
Attributable to:		
Equity holders of the Company	522,761	363,743
Minority interest	9,202	9,492
	531,963	373,235

	Group	
	2007	2006
Earnings per share	US cts	US cts
Basic	35.72	25.00
Diluted	35.33	24.92

	Group	
	2007	2006
Dividends	US$'000	US$'000
Ordinary dividends paid		
Final tax exempt (one-tier) dividend of 4.00 Singapore cents per share paid in respect of the financial year 2006 (2005: Nil Singapore cents per share)	38,671	–[10]
Interim tax exempt (one-tier) dividend of 4.00 Singapore cents per share paid in respect of the financial year 2007 (2006: 4.00 Singapore cents per share)	38,820	36,752
	77,491	36,752

[10] In view of the cash distribution of 92.00 Singapore cents per share which was significantly higher than the Company's dividend policy, no final dividend was declared for the financial year 2005.

Ordinary dividends proposed

The Directors recommended a final tax exempt (one-tier) dividend of 10.00 Singapore cents per share in respect of the financial year ended 28 December 2007 for approval by shareholders in the next Annual General Meeting to be convened on 16 April 2008.

The recommended final dividend has not been provided for in these financial statements and will be accounted for in the shareholders' equity as an appropriation of 2007 profits after tax in the financial statements for the financial year ending 26 December 2008.

BALANCE SHEETS

As at 28 December 2007

	Group 2007 US$'000	Group 2006 US$'000	Company 2007 US$'000	Company 2006 US$'000
Assets				
Current Assets				
Cash and cash equivalents	504,365	694,313	44,584	26,111
Trade and other receivables	1,044,710	907,085	579,694	735,454
Inventories at cost	161,126	101,567	–	–
Derivative financial instruments	119,918	45,225	57,990	41,526
Other current assets	54,004	36,491	589	551
Total current assets	1,884,123	1,784,681	682,857	803,642
Non-current Assets				
Investments in subsidiaries	–	–	996,358	1,007,739
Investments in associated companies	15,107	8,736	1	24
Investments in joint ventures	23,004	17,112	–	–
Available-for-sale financial assets	147	323	–	11
Property, plant and equipment	2,812,777	2,168,365	283,111	47,153
Investment properties	21,348	23,114	–	–
Deferred charges	4,213	3,311	–	–
Intangible assets	32,927	26,115	141	26
Goodwill arising on consolidation	121,454	121,454	–	–
Deferred income tax assets	20,506	43,786	–	–
Other non-current assets	73,105	73,889	2,586	3,098
Total non-current assets	3,124,588	2,486,205	1,282,197	1,058,051
Total Assets	5,008,711	4,270,886	1,965,054	1,861,693
Liabilities				
Current Liabilities				
Trade and other payables	1,116,496	915,633	93,498	86,703
Current income tax liabilities	32,313	36,364	18,660	18,166
Borrowings	54,263	141,683	2,268	8,539
Provisions	38,572	47,029	370	926
Deferred income	4,663	4,637	–	–
Derivative financial instruments	59,406	67,132	57,931	41,526
Other current liabilities	238,218	178,472	–	–
Total current liabilities	1,543,931	1,390,950	172,727	155,860
Non-current Liabilities				
Borrowings	537,252	530,412	–	–
Provisions	123,613	115,987	–	–
Deferred income	537	5,478	–	–
Deferred income tax liabilities	18,180	17,148	11,310	10,329
Other non-current liabilities	77,981	68,816	–	–
Total non-current liabilities	757,563	737,841	11,310	10,329
Total Liabilities	2,301,494	2,128,791	184,037	166,189
Net Assets	2,707,217	2,142,095	1,781,017	1,695,504
Equity				
Share capital	840,738	822,066	840,738	822,066
Treasury shares	(6,926)	–	(6,926)	–
	833,812	822,066	833,812	822,066
Shares held by employee benefit trust	(610)	(2,482)	–	–
Treasury shares reserve	(78)	–	(78)	–
Foreign currency translation reserve	15,971	10,240	–	–
Retained earnings	1,726,025	1,280,755	918,017	852,015
Share-based compensation reserve	29,207	21,423	29,207	21,423
Hedging reserve	57,523	(23,449)	59	–
Fair value reserve	68	164	–	–
Capital and reserves attributable to equity holders of the Company	2,661,918	2,108,717	1,781,017	1,695,504
Minority interest	45,299	33,378	–	–
Total Equity	2,707,217	2,142,095	1,781,017	1,695,504
Net current assets	340,192	393,731	510,130	647,782

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Financial Year Ended 28 December 2007

Group

2007	Share capital US$'000	Treasury shares US$'000	Shares held by employee benefit trust US$'000	Treasury shares reserve US$'000
Balance at 30 December 2006	822,066	–	(2,482)	–
Fair value gains on cash flow hedges	–	–	–	–
Fair value gains on cash flow hedges transferred to the income statement	–	–	–	–
Fair value loss on available-for-sale financial asset	–	–	–	–
Tax on fair value gains and losses	–	–	–	–
Currency translation differences	–	–	–	–
Net gains/(losses) recognised directly in equity	–	–	–	–
Net profit for the financial year	–	–	–	–
Total gains/(losses) recognised for the financial year	–	–	–	–
Dividends to equity holders	–	–	–	–
Dividends to minority interest	–	–	–	–
Acquisition of additional interests in a subsidiary	–	–	–	–
Capital contribution by minority interest	–	–	–	–
Disposal of a subsidiary	–	–	–	–
Employee equity compensation schemes:				
– value of employee services	–	–	–	–
– proceeds from shares issued	18,672	–	–	–
– treasury shares re-issued	–	353	–	(78)
Purchase of treasury shares	–	(7,279)	–	–
Sale of shares by employee benefit trust	–	–	1,872	–
Balance at 28 December 2007	840,738	(6,926)	(610)	(78)

Capital and reserves attributable to equity holders of the Company						
Foreign currency translation reserve US$'000	Retained earnings US$'000	Share-based compensation reserve US$'000	Hedging reserve US$'000	Fair value reserve US$'000	Minority interest US$'000	Total equity US$'000
10,240	1,280,755	21,423	(23,449)	164	33,378	2,142,095
–	–	–	140,654	–	–	140,654
–	–	–	(58,693)	–	–	(58,693)
–	–	–	–	(150)	–	(150)
–	–	–	(989)	54	–	(935)
5,731	–	–	–	–	(67)	5,664
5,731	–	–	80,972	(96)	(67)	86,540
–	522,761	–	–	–	9,202	531,963
5,731	522,761	–	80,972	(96)	9,135	618,503
–	(77,491)	–	–	–	–	(77,491)
–	–	–	–	–	(897)	(897)
–	–	–	–	–	(14)	(14)
–	–	–	–	–	28	28
–	–	–	–	–	3,669	3,669
–	–	10,532	–	–	–	10,532
–	–	(2,645)	–	–	–	16,027
–	–	(103)	–	–	–	172
–	–	–	–	–	–	(7,279)
–	–	–	–	–	–	1,872
15,971	1,726,025	29,207	57,523	68	45,299	2,707,217

Group

2006	Share capital US$'000	Share premium US$'000	Shares held by employee benefit trust US$'000
Balance at 31 December 2005	814,447	556,586	(1,399)
Employee equity compensation schemes:			
– proceeds from shares issued	913	2,758	–
Capital distribution to equity holders	–	(555,814)	–
Balance before transfer of share premium reserve to share capital	815,360	3,530	(1,399)
Transfer of share premium reserve to share capital upon implementation of Companies (Amendment) Act 2005[11]	3,530	(3,530)	–
Balance after transfer of share premium reserve to share capital	818,890	–	(1,399)
Fair value losses on cash flow hedges	–	–	–
Fair value losses on cash flow hedges transferred to the income statement	–	–	–
Fair value loss on hedged risk of medium term note	–	–	–
Fair value loss on hedged risk of medium term note transferred to the income statement	–	–	–
Net fair value losses on available-for-sale financial assets	–	–	–
Tax on fair value gains and losses	–	–	–
Currency translation differences	–	–	–
Net gains/(losses) recognised directly in equity	–	–	–
Net profit for the financial year	–	–	–
Total gains/(losses) recognised for the financial year	–	–	–
Dividends to equity holders	–	–	–
Dividends to minority interest	–	–	–
Capital contribution by minority interest	–	–	–
Disposal of subsidiaries	–	–	–
Employee equity compensation schemes:			
– value of employee services	–	–	–
– proceeds from shares issued	3,176	–	–
Purchase of shares by employee benefit trust	–	–	(1,083)
Balance at 29 December 2006	822,066	–	(2,482)

[11] With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital was abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

Capital and reserves attributable to equity holders of the Company

Foreign currency translation reserve US$'000	Retained earnings US$'000	Share-based compensation reserve US$'000	Hedging reserve US$'000	Fair value reserve US$'000	Minority interest US$'000	Total equity US$'000
3,910	1,222,706	15,162	(14,577)	8,238	20,835	2,625,908
–	–	(1,794)	–	–	–	1,877
–	(268,942)	–	–	–	–	(824,756)
3,910	953,764	13,368	(14,577)	8,238	20,835	1,803,029
–	–	–	–	–	–	–
3,910	953,764	13,368	(14,577)	8,238	20,835	1,803,029
–	–	–	(11,673)	–	–	(11,673)
–	–	–	1,954	–	–	1,954
–	–	–	(18,227)	–	–	(18,227)
–	–	–	18,227	–	–	18,227
–	–	–	–	(7,980)	–	(7,980)
–	–	–	847	(94)	–	753
6,330	–	–	–	–	(274)	6,056
6,330	–	–	(8,872)	(8,074)	(274)	(10,890)
–	363,743	–	–	–	9,492	373,235
6,330	363,743	–	(8,872)	(8,074)	9,218	362,345
–	(36,752)	–	–	–	–	(36,752)
–	–	–	–	–	(2,166)	(2,166)
–	–	–	–	–	5,527	5,527
–	–	–	–	–	(36)	(36)
–	–	9,320	–	–	–	9,320
–	–	(1,265)	–	–	–	1,911
–	–	–	–	–	–	(1,083)
10,240	1,280,755	21,423	(23,449)	164	33,378	2,142,095

CONSOLIDATED CASH FLOW STATEMENT

For the Financial Year Ended 28 December 2007

	2007 US$'000	2006 US$'000
Cash Flows from Operating Activities		
Profit before income tax	585,863	272,845
Adjustments for:		
Amortisation of non-current assets and deferred income	(446)	2,466
Depreciation of property, plant and equipment	254,138	244,276
Depreciation of investment properties	478	470
Fair value losses on cash flow hedge		
– cross currency interest rate swap: discontinuation of cash flow hedge	–	1,573
Fair value losses on fair value hedge		
– cross currency interest rate swap: hedging instrument	–	2,037
Fair value gains on long term borrowings		
– medium term note: fair value hedge adjustment	–	(257)
Premium on bunker call option	5,459	–
Interest expense	36,465	37,502
Interest income	(25,776)	(23,794)
Investment income	(25)	(60)
Share-based compensation costs	10,532	9,981
Write-off of inventories	347	103
Fair value losses/(gains) on shares held by employee benefit trust	1,813	(703)
Net profit on disposal of property, plant and equipment	(24,022)	(7,437)
Net loss on disposal of intangible assets	–	102
Net profit on disposal of subsidiaries	–	(2,295)
Net (profit)/loss on disposal of associated companies	(419)	20
Net profit on disposal of available-for-sale financial assets	(153)	(2,579)
Net loss on disposal of other non-current investments	11	–
Net provision for impairment of loans and non-trade debts to associated companies	1,263	2,412
Net (write-back of)/provision for impairment of loans receivable	(279)	2,906
Net write-back of provision for impairment in value of property, plant and equipment	(230)	(1,180)
(Write-back of)/provision for impairment in value of investment properties	(1,570)	625
Provision for impairment in value of a joint venture company	–	2,075
Provision for impairment in value of available-for-sale financial asset	–	4,833
Net provision for/(write-back of) impairment of other non-current assets	201	(344)
Impairment in value of goodwill arising on consolidation	–	99,999
Net provision for restructuring and termination costs	1,235	13,171
Net provision for insurance, litigation and other claims, net of reimbursement of US$12.4 million (2006: US$11.2 million)	20,007	28,821
Net provision for drydocking costs	2,097	1,223
Share of results of associated companies	(3,300)	(1,640)
Share of results of joint ventures	(7,146)	(2,637)
Unrealised translation losses	4,541	151
Operating cash flow before working capital changes	861,084	684,665
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries:		
Receivables	(170,917)	(64,809)
Inventories	(60,104)	(3,772)
Payables	242,654	14,598
Net amount due from associated companies	968	(2,664)
Cash generated from operations	873,685	628,018
Interest paid	(36,735)	(34,725)
Interest received	25,341	23,811
Net income tax paid	(34,366)	(57,239)
Net cash inflow from operating activities	827,925	559,865

	2007 US$'000	2006 US$'000
Cash Flows from Investing Activities		
Acquisition of additional interests in a subsidiary	(14)	-
Investment in an associated company	(3,924)	-
Investment in a joint venture	-	(94)
Net proceeds from/(repayment of) loans receivable	251	(2,771)
Investment income received	25	60
Dividends received from an associated company	353	2,002
Dividends received from a joint venture	1,260	125
Additions in other non-current investments	(734)	(1,178)
Purchase of property, plant and equipment	(911,830)	(172,381)
Subsequent expenditure on investment properties	(18)	(5)
Purchase of intangible assets	(1,209)	(5,533)
Proceeds from disposal of property, plant and equipment	34,763	12,725
Proceeds from disposal of an investment property	4,245	-
Proceeds from disposal of available-for-sale financial assets	165	4,306
Proceeds from disposal of other non-current investments	76	9
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed[12]	13,112	2,238
Net cash outflow from investing activities	(863,479)	(160,497)
Cash Flows from Financing Activities		
Proceeds from borrowings	13,134	414,745
Net cash inflow contributed by employee benefit trust	217	23
Capital distribution to equity holders	-	(824,756)
Dividends paid to equity holders	(77,491)	(36,752)
Dividends paid to minority interest	(897)	(2,166)
Capital contribution by minority interest	28	5,527
Proceeds from issue of new ordinary shares	16,027	3,788
Proceeds from re-issuance of treasury shares	172	-
Purchase of treasury shares	(7,279)	-
Repayment of borrowings	(96,405)	(125,940)
Net payment for early redemption of medium term note and termination of cross currency interest rate swap	-	(298,204)
Payment of costs incurred in connection with long term financing	(1,900)	(2,266)
Net cash outflow from financing activities	(154,394)	(866,001)
Net Decrease in Cash and Cash Equivalents	(189,948)	(466,633)
Cash and Cash Equivalents at Beginning of Financial Year	694,313	1,160,946
Cash and Cash Equivalents at End of Financial Year	504,365	694,313

[12] **Summary of effect of disposal of subsidiaries on the Group's cash flows**	Group 2007 US$'000	Group 2006 US$'000
Net assets disposed:		
Non-current assets	10,935	540
Current assets	12,599	1,646
Current liabilities	(4,114)	(54)
Non-current liabilities	(176)	-
Net attributable assets disposed	19,244	2,132
Less: Minority interest	3,669	(36)
Add: Foreign currency translation reserve	(2,890)	(733)
	20,023	1,363
Net profit on disposal of subsidiaries	-	2,295
Net proceeds from disposal of subsidiaries	20,023	3,658
Less: Cash of subsidiaries disposed	(6,911)	(1,420)
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed	13,112	2,238

1. General

The Company is domiciled and incorporated in Singapore and is publicly traded on the Singapore Exchange. The address of its registered office is as follows:

456 Alexandra Road, #06-00 NOL Building, Singapore 119962.

The financial year of 2007 started on 30 December 2006 and ended on 28 December 2007 (2006: 31 December 2005 to 29 December 2006) as the Group and the Company adopted the last Friday of every calendar year to be their accounting year-end date.

The Company's ultimate holding company is Temasek Holdings (Private) Limited, a company incorporated in Singapore.

2. Material Changes in Accounting Policies

On 30 December 2006, the Group early adopted new or revised FRS which are effective for the financial period beginning on or after 1 January 2007. Further, the Group adopted interpretations of FRS ("INT FRS") that are mandatory for application in the current financial year. The 2006 comparatives have been amended as required, in accordance with the relevant transitional provisions in the respective FRS and INT FRS.

The following are the FRS and INT FRS that are relevant to the Group:

Amendments to FRS 1	Presentation of Financial Statements (Capital Disclosures)
FRS 40	Investment Property
FRS 107	Financial Instruments: Disclosures
INT FRS 107	Applying the Restatement Approach under FRS 29, Financial Reporting in Hyperinflationary Economies
INT FRS 108	Scope of FRS 102, Share-based Payment
INT FRS 109	Reassessment of Embedded Derivatives
INT FRS 110	Interim Financial Reporting and Impairment

The adoption of the above FRS and INT FRS did not have any significant impact on the Group except as discussed below:

(a) Amendments to FRS 1, Presentation of Financial Statements (Capital Disclosures)

The Group elected to early adopt Amendments to FRS 1, which is mandatory for application for annual periods beginning on or after 1 January 2007.

The amendment to FRS 1 requires the Group to make new disclosures to enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital.

The required disclosures have been made accordingly in the Annual Report (Supplement).

(b) FRS 40, Investment Property

The Group elected to early adopt FRS 40, which is mandatory for application for annual periods beginning on or after 1 January 2007.

Previously, the Group had accounted for its investment properties under FRS 16 *Property, Plant and Equipment.* Under FRS 16, property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. FRS 40 requires investment properties which represent the Group's interests in freehold land and buildings that are held for long-term rental yields and/or capital appreciation to be classified and accounted for as investment properties. FRS 40 also requires companies to measure investment properties using either the fair value or cost method. The Group has elected to measure investment properties under the cost method, under which investment properties are stated at cost less accumulated depreciation and accumulated impairment losses.

The Group has accounted for the effects of adoption retrospectively in the financial statements in accordance with the transitional provisions.

The effects on the balance sheet items are as follows:

	Increase/(Decrease)		
	At 28/12/2007 US$'000	At 29/12/2006 US$'000	At 31/12/2005 US$'000
Consolidated balance sheets:			
Property, plant and equipment	(21,348)	(23,114)	(22,112)
Investment properties	21,348	23,114	22,112

(c) FRS 107, Financial Instruments: Disclosures

The Group elected to early adopt FRS 107, which is mandatory for application for annual periods beginning on or after 1 January 2007.

FRS 107 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, comprising specified minimum disclosures about market risk (including sensitivity analysis), credit risk and liquidity risk.

The required disclosures have been made accordingly in the Annual Report (Supplement).

3. Non-audit Fees Paid/Payable to Auditors

	Group	
	2007 US$'000	2006 US$'000
Non-audit fees paid/payable to		
- auditors of the Company	325	100
- affiliates of auditors of the Company	430	490
	755	590

4. Related Party Transactions

(a) Sale and Purchase of Goods and Services

The following significant transactions between the Group and related parties, consisting of fellow subsidiaries of the ultimate holding company or associated companies of the Group, took place during the financial year at terms agreed between the parties:

	Group	
	2007 US$'000	2006 US$'000
Purchases of services from fellow subsidiaries of the ultimate holding company	145,089	131,144
Services rendered to fellow subsidiaries of the ultimate holding company	(656)	(2,751)
Interest income received/receivable from associated companies	(1,112)	(2,413)
Guarantee fee income received/receivable from an associated company	–	(33)

(b) Share Options Granted to Directors

The aggregate number of shares options granted to the Directors of the Company during the financial year was 432,000 (2006: 1,288,000). The share options were given on the same terms and conditions as those offered to other employees of the Group except for share options granted to Non-Executive Directors, which have exercise periods of five years. For share options granted to Non-Executive Directors from 1 January 2004 and thereafter, a moratorium on the disposal of shares arising from the exercise of the share options is applicable during their term of service as a member of the Board of Directors of the Company, until six months after their term of office has been completed, and/or six months after resignation or retirement. The outstanding number of share options granted to the Directors of the Company at the end of the financial year was 1,337,000 (2006: 983,000).

(c) Key Management Personnel

(i) Loans to key management personnel
Loans given under the Group's approved housing, car and renovation loans scheme to key management personnel are as follows:

	Group	
	2007 US$'000	2006 US$'000
Housing, car and renovation loans receivable (non-current)	22	51

The housing, car and renovation loans receivable are included in non-current assets as loans receivable. The loans are interest free except for a loan of US$0.03 million as at 29 December 2006, which bore interest at an effective interest rate of 4.25% per annum.

(ii) Key management personnel remuneration

The remuneration of the key management personnel includes base salary, performance bonus, share options, performance shares, replacement rights, benefits (including housing and allowances) and Directors' fees.

The total remuneration of key management personnel disclosed under this note is computed based on the cost incurred by the Group whereas the remuneration information disclosed under the "Remuneration for the Directors of the Company" and "Remuneration Bands for the Top Five Key Management Staff who are not also Directors of the Company" is derived based on the assumptions specified in the Corporate Governance report.

Key management personnel remuneration is as follows:

	Group	
	2007	**2006**
	US$'000	**US$'000**
Salaries, other short-term employee benefits and Directors' fees	11,373	10,092
Post-employment benefit plans	611	2,109
Termination benefits	-	292
Share-based compensation	3,228	3,514
	15,212	16,007

Included in the above is total compensation to Directors of the Company amounting to US$3.3 million (2006: US$3.2 million).

Notes:

(a) Key management personnel for 2007 and 2006 include:
- Executive Director: Thomas Held, (Group President and Chief Executive Officer – appointed in November 2006).
- Non-Executive Directors: Cheng Wai Keung, Friedbert Malt, Ang Kong Hua, Yasumasa Mizushima, James Connal Scotland Rankin, Robert Holland, Jr, Christopher Lau Loke Sam, Timothy Charles Harris, Peter Wagner, Bobby Chin Yoke Choong (appointed in December 2006), Simon Claude Israel (appointed in December 2006) and Tan Pheng Hock (appointed in December 2006).
- Corporate: Cedric Foo (Group Deputy President and Chief Financial Officer) and Wu Choy Peng (Group Chief Information Officer – appointed in July 2006).
- Business Units: Ronald Widdows (Chief Executive Officer, Liner) and Brian Lutt (President, Logistics).
- Regional Presidents: David Appleton (President, Europe), John Bowe (President, Americas), Kenneth Glenn (President, South Asia), Jim McAdam (President, Asia/Middle East) and Daniel Ryan (President, Greater China – appointed in August 2006).

(b) Included in 2007, but not in 2006, is the remuneration for:
- Business Unit: Steve Schollaert (President, Terminals – appointed in August 2007).

(c) Included in 2006, but not in 2007, are the remuneration for:
- Executive Director: David Lim Tik En (Group President and Chief Executive Officer - resigned as a Director and as an executive in October 2006).
- Non-Executive Director: Willie Cheng Jue Hiang (retired in April 2006).
- Corporate: Patricia Leung (Group Chief Financial Officer – resigned in December 2006), Kuok Lay Hoon (Group Chief Human Resources Officer – resigned in December 2006) and Cindy Stoddard (Group Chief Information Officer – resigned in April 2006).
- Regional President: Koay Peng Yen (President, Greater China – resigned in August 2006).

(d) Tax equalisation costs are derived based on cost incurred by the Group during the financial year.

ACKNOWLEDGEMENTS

We would like to thank all of the NOL Group employees who have been photographed for this Annual Report.

Concept and design: New Asia Creative

Photography: Jean-Marc LaRoque and Nick Souza

NEPTUNE ORIENT LINES LIMITED

456 Alexandra Road

#06-00 NOL Building

Singapore 119962

Telephone +65 6278 9000

Company Registration Number 196800632D

The Editorial section of this Annual Report is printed using Exel Satin paper which has been recognised as a low environmental impact paper by Green Label Singapore (Indentification No. 003012). It is made from a minimum of 51% recycled material and is chlorine free.

The Summary Financial and Corporate Governance sections are printed on OZONE; environment-friendly paper from sustainable forests.

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NEPTUNE ORIENT LINES LIMITED ANNUAL REPORT 2007
(SUPPLEMENT)

CONTENTS

DIRECTORS' REPORT

For the Financial Year Ended 28 December 2007

The Directors present their report to the members together with the audited financial statements of the Group and the balance sheet and statement of changes in equity of the Company, expressed in United States Dollars, for the financial year ended 28 December 2007.

Directors

The Directors of the Company in office at the date of this report are:

Cheng Wai Keung	*(Chairman)*
Friedbert Malt	*(Vice Chairman)*
Ang Kong Hua	*(Vice Chairman)*
Thomas Held	*(Group President & Chief Executive Officer)*
Yasumasa Mizushima	
James Connal Scotland Rankin	
Robert Holland, Jr	
Christopher Lau Loke Sam	
Timothy Charles Harris	
Peter Wagner	
Bobby Chin Yoke Choong	
Simon Claude Israel	
Tan Pheng Hock	

Arrangements to Enable Directors to Acquire Shares and Debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, other than as disclosed under "Share Options and Performance Shares" on pages 2 to 5.

Share Options and Performance Shares

Share options under the NOL Share Option Plan ("NOL SOP") are granted to Directors and employees of the Group. The exercise price of the options is determined at the average closing market price of the shares for the three trading days immediately preceding the grant date. Individual awards to employees take into consideration the job level, performance and leadership potential of the employee. Pursuant to the terms of the NOL SOP, share options will vest after a specified number of years from the grant date.

Performance shares under the NOL Performance Share Plan ("NOL PSP") are awarded to key executives conditional upon the Group meeting or exceeding a prescribed financial target condition during the performance period, and also conditional on the participants meeting their performance conditions. Pursuant to the terms of the NOL PSP, performance shares will vest after a specified number of years from the end of the performance period.

The Executive Resource and Compensation Committee ("ERCC") is responsible for administering the NOL SOP and NOL PSP. The ERCC currently comprises of six Non-Executive Directors: James Connal Scotland Rankin (Chairman), Cheng Wai Keung, Friedbert Malt, Yasumasa Mizushima, Timothy Charles Harris and Tan Pheng Hock.

Details of options granted, exercised and cancelled under the NOL SOP during the financial year ended 28 December 2007 are as follows:

Share Options	(a)	(b)	(c)	(d)	(e)	(f)	Total
Date option granted	31/12/04	31/12/04	13/3/06[2]	13/3/06[2]	12/3/07[3]	12/3/07[3]	
Exercise period							
From	31/12/05	31/12/05	13/3/07	13/3/07	12/3/08	12/3/08	
To	30/12/09	30/12/14	12/3/11	12/3/16	11/3/12	11/3/17	
Exercise price per option	S$2.06[1]	S$2.06[1]	S$2.20	S$2.20	S$3.32	S$3.32	
Number of options outstanding as at 30 December 2006	641,000	12,340,000	581,000	20,782,000	–	–	34,344,000
During the financial year							
– Options granted	–	–	–	–	384,000	6,907,000	7,291,000
– Options exercised	(126,000)	(7,609,500)	–	(3,975,963)	–	–	(11,711,463)
– Options cancelled	–	(53,000)	–	(1,333,004)	–	(247,000)	(1,633,004)
Balance as at 28 December 2007	515,000	4,677,500	581,000	15,473,033	384,000	6,660,000	28,290,533
Directors' Interests:							
28 December 2007							
– Cheng Wai Keung	129,000	–	126,000	–	90,000	–	345,000
– Friedbert Malt	64,000	–	63,000	–	45,000	–	172,000
– Ang Kong Hua	64,000	–	63,000	–	45,000	–	172,000
– Thomas Held	–	–	–	–	–	48,000	48,000
– Yasumasa Mizushima	18,000	–	47,000	–	34,000	–	99,000
– James Connal Scotland Rankin	–	–	47,000	–	34,000	–	81,000
– Robert Holland, Jr	48,000	–	47,000	–	34,000	–	129,000
– Christopher Lau Loke Sam	48,000	–	47,000	–	34,000	–	129,000
– Timothy Charles Harris	–	–	47,000	–	34,000	–	81,000
– Peter Wagner	–	–	47,000	–	34,000	–	81,000
29 December 2006							
– Cheng Wai Keung	129,000	–	126,000	–	–	–	255,000
– Friedbert Malt	64,000	–	63,000	–	–	–	127,000
– Ang Kong Hua	64,000	–	63,000	–	–	–	127,000
– Yasumasa Mizushima	48,000	–	47,000	–	–	–	95,000
– James Connal Scotland Rankin	48,000	–	47,000	–	–	–	95,000
– Robert Holland, Jr	48,000	–	47,000	–	–	–	95,000
– Christopher Lau Loke Sam	48,000	–	47,000	–	–	–	95,000
– Timothy Charles Harris	–	–	47,000	–	–	–	47,000
– Peter Wagner	–	–	47,000	–	–	–	47,000

[1] In accordance with the modified rules of the NOL SOP approved by shareholders at the Extraordinary General Meeting held on 3 January 2006 and the advice of the independent financial advisor, the exercise price of the outstanding share options under the NOL SOP was reduced by S$0.92 to S$2.06 as a result of the capital reduction and cash distribution exercise.

[2] From the date of grant, one-third of the share options granted have vested on 13 March 2007. One-third will vest on 13 March 2008 and the remaining one-third will vest on 13 March 2009.

[3] From the date of grant, one-third of the share options granted will each vest on 12 March 2008, 12 March 2009 and 12 March 2010.

Share Options and Performance Shares (continued)

Details of options granted to the Directors of the Company under the NOL SOP up to 28 December 2007 are as follows:

Name of Directors	Granted in financial year ended 28 December 2007	Aggregate granted since commencement of the NOL SOP to 28 December 2007	Aggregate exercised since commencement of the NOL SOP to 28 December 2007	Aggregate outstanding as at 28 December 2007
Cheng Wai Keung	90,000	545,000	(200,000)	345,000
Friedbert Malt	45,000	272,000	(100,000)	172,000
Ang Kong Hua	45,000	212,000	(40,000)	172,000
Thomas Held	48,000	48,000	–	48,000
Yasumasa Mizushima	34,000	189,000	(90,000)	99,000
James Connal Scotland Rankin	34,000	189,000	(108,000)	81,000
Robert Holland, Jr	34,000	129,000	–	129,000
Christopher Lau Loke Sam	34,000	129,000	–	129,000
Timothy Charles Harris	34,000	81,000	–	81,000
Peter Wagner	34,000	81,000	–	81,000

The Directors' interests in the share options of the Company as at 18 January 2008 were the same as at 28 December 2007.

Pursuant to provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST") and the Singapore Companies Act, in addition to information disclosed elsewhere in the report, it is reported that:

(i) Except as disclosed on page 3, no options were granted by the Company or any subsidiary during the financial year and there were no other unissued shares under option at the end of the financial year.

(ii) No options were granted to controlling shareholders or their associates, or directors and employees of the parent group.

(iii) No employee has received 5% or more of the total number of options available under the NOL SOP.

(iv) No options have been granted at a discount during the financial year.

During the financial year, the Company re-issued 123,666 (2006: Nil) treasury shares pursuant to the NOL SOP at exercise prices of S$2.06 and S$2.20 (2006: S$Nil) per share, for share options granted on 31 December 2004 and 13 March 2006 respectively.

Subject to the terms and conditions of the NOL PSP, the following table sets forth the number of performance shares awarded, vested and cancelled during the financial year ended 28 December 2007:

Performance Shares	(a)	(b)	(c)	(d)	Total
Performance period					
From	27/12/03	01/01/05	31/12/05	30/12/06	
To	31/12/04[4]	30/12/05[5]	29/12/06[6]	28/12/07[7]	
Number of shares outstanding					
as at 30 December 2006	1,097,115	3,904,000	–	–	5,001,115
During the financial year					
– Shares awarded	–	–	1,858,000	–	1,858,000
– Shares vested	(548,556)	(1,324,651)	–	–	(1,873,207)
– Shares cancelled	–	(174,001)	(27,000)	–	(201,001)
Balance as at 28 December 2007	548,559	2,405,348	1,831,000	–	4,784,907
Director's Interests:					
28 December 2007					
– Thomas Held	–	–	39,000	–	39,000

[4] From the end of the performance period, one-third of the performance shares awarded have each vested on 2 January 2006, 2 January 2007 and 2 January 2008.

[5] From the end of the performance period, one-third of the performance shares awarded have vested on 2 January 2007 and one-third have vested on 2 January 2008. The remaining one-third will vest on 2 January 2009.

[6] From the end of the performance period, one-third of the performance shares awarded have vested on 2 January 2008. One-third will vest on 2 January 2009 and the remaining one-third will vest on 2 January 2010.

[7] Performance shares for the performance period 30 December 2006 to 28 December 2007 will be awarded in 2008 after the announcement of the financial year 2007 annual results, upon review and approval by the ERCC.

Details of performance shares awarded to a Director of the Company under the NOL PSP up to 28 December 2007 are as follows:

Name of Director	Awarded in financial year ended 28 December 2007	Aggregate awarded since commencement of the NOL PSP to 28 December 2007	Aggregate vested since commencement of the NOL PSP to 28 December 2007	Aggregate outstanding as at 28 December 2007
Thomas Held	39,000	39,000	–	39,000

Directors' Interests in Shares or Debentures

According to the register of Directors' shareholdings, none of the Directors holding office at the end of the financial year had any interest in the share capital or debentures of the Company except as follows:

	Ordinary shares			
	Holdings registered in name of Director or nominee		Holdings in which a Director is deemed to have an interest	
	At 28/12/07	At 30/12/06	At 28/12/07	At 30/12/06
Cheng Wai Keung	1,250,000	1,250,000	–	–
Friedbert Malt	40,000	40,000	–	–
Ang Kong Hua	40,000	40,000	–	–
Yasumasa Mizushima	30,000	–	–	–
James Connal Scotland Rankin	108,000	60,000	–	–
Robert Holland, Jr	100,000	27,000	–	–
Peter Wagner	30,000	30,000	–	–
Bobby Chin Yoke Choong	–	–	16,851	16,851

Details of the Directors' interests in the share options granted under the NOL SOP and performance shares awarded under the NOL PSP have been separately disclosed under "Share Options and Performance Shares" on pages 2 to 5.

The Directors' interests in the share capital of the Company as at 18 January 2008 were the same as at 28 December 2007 except for Thomas Held, whose holding registered in his own name was 13,000 shares as at 18 January 2008.

According to the register of Directors' shareholdings, none of the Directors holding office at the end of the financial year had any interest in the share capital or debentures of related corporations except as follows:

	Holdings registered in name of Director or nominee		Holdings in which a Director is deemed to have an interest	
	At 28/12/07	At 30/12/06	At 28/12/07	At 30/12/06
Chartered Semiconductor Manufacturing Ltd				
Ordinary shares				
Tan Pheng Hock	7,000	7,000	–	–
Singapore Airlines Limited				
Ordinary shares				
Cheng Wai Keung	–	–	–	20,000
Simon Claude Israel	9,500	9,500	–	–

	Holdings registered in name of Director or nominee		Holdings in which a Director is deemed to have an interest	
	At 28/12/07	At 30/12/06	At 28/12/07	At 30/12/06
Singapore Technologies Engineering Ltd				
Ordinary shares				
Tan Pheng Hock	578,364	173,364	–	–
Options to subscribe for ordinary shares				
Tan Pheng Hock				
– Exercisable at S$1.29 per share between 8/8/00 to 7/8/08	–	5,000	–	–
– Exercisable at S$1.418 per share between 10/2/01 to 9/2/09	–	400,000	–	–
– Exercisable at S$2.00 per share between 11/8/01 to 10/8/09	5,000	5,000	–	–
– Exercisable at S$2.26 per share between 10/2/02 to 9/2/10	400,000	400,000	–	–
– Exercisable at S$2.72 per share between 20/2/02 to 19/2/11	225,000	225,000	–	–
– Exercisable at S$2.68 per share between 11/8/02 to 10/8/11	227,500	227,500	–	–
– Exercisable at S$2.29 per share between 8/2/03 to 7/2/12	175,000	175,000	–	–
– Exercisable at S$1.92 per share between 13/8/03 to 12/8/12	175,000	175,000	–	–
– Exercisable at S$1.79 per share between 7/2/04 to 6/2/13	200,000	200,000	–	–
– Exercisable at S$1.86 per share between 12/8/04 to 11/8/13	200,000	200,000	–	–
– Exercisable at S$2.09 per share between 10/2/05 to 9/2/14	200,000	200,000	–	–
– Exercisable at S$2.12 per share between 11/8/05 to 10/8/14	200,000	200,000	–	–
– Exercisable at S$2.37 per share between 8/2/06 to 7/2/15	200,000	200,000	–	–
– Exercisable at S$2.57 per share between 11/8/06 to 10/8/15	200,000	200,000	–	–
– Exercisable at S$3.01 per share between 10/2/07 to 9/2/16	200,000	200,000	–	–
– Exercisable at S$2.84 per share between 11/8/07 to 10/8/16	200,000	200,000	–	–
– Exercisable at S$3.23 per share between 16/3/08 to 15/3/17	200,000	–	–	–
Conditional award of 250,000 performance shares to be delivered after 2006				
Tan Pheng Hock	–	0 to 500,000	–	–
Conditional award of 250,000 performance shares to be delivered after 2007				
Tan Pheng Hock	0 to 375,000	0 to 375,000	–	–
Conditional award of 250,000 performance shares to be delivered after 2008				
Tan Pheng Hock	0 to 375,000	0 to 375,000	–	–
Conditional award of 200,000 performance shares to be delivered after 2009				
Tan Pheng Hock	0 to 300,000	–	–	–
Conditional award of 45,000 restricted shares to be delivered after 2008				
Tan Pheng Hock	0 to 67,500	–	–	–

Directors' Interests in Shares or Debentures (continued)

	Holdings registered in name of Director or nominee		Holdings in which a Director is deemed to have an interest	
	At 28/12/07	At 30/12/06	At 28/12/07	At 30/12/06
Singapore Telecommunications Limited				
Ordinary shares				
Cheng Wai Keung	1,550	1,550	1,360	1,360
Ang Kong Hua	1,430	1,430	–	–
Christopher Lau Loke Sam	1,560	1,560	–	–
Simon Claude Israel	179,820	179,820	1,360	–
Tan Pheng Hock	1,800	1,800	1,550	1,550
SP AusNet securities*				
Ordinary shares				
Cheng Wai Keung	–	–	–	400,000
Bobby Chin Yoke Choong	–	–	20,000	20,000
Starhub Ltd				
Ordinary shares				
Tan Pheng Hock	25,150	27,430	–	–
TeleChoice International Limited				
Ordinary shares				
Tan Pheng Hock	30,000	30,000	–	–
Vertex Technology Fund (II) Ltd⁺				
Ordinary shares				
Tan Pheng Hock	–	–	5	5

The Directors' interests in the share capital of the related corporations as at 18 January 2008 were the same as at 28 December 2007 except for Bobby Chin Yoke Choong, whose indirect holding in Singapore Airlines Limited registered in his spouse's name was 1,000 shares as at 18 January 2008.

The related corporations are related to the Company by virtue of a common ultimate holding company, Temasek Holdings (Private) Limited.

* Stapled Group securities, each comprising of one SP Australia Networks (Transmission) Ltd share, one SP Australia Networks (Distribution) share and one SP Australia Networks (Finance) Trust unit.

⁺ Held in trust by a trustee company on behalf of the director.

Directors' Contractual Benefits

Replacement rights, which are cash settled, are awarded to key executives conditional upon the participants meeting their performance conditions. From the end of the performance period, 50% of the replacement rights awarded will vest after two years, and the remaining 50% after three years. Details of replacement rights awarded to Executive Directors and employees are as follows:

Replacement Rights

Performance period[8]	
From	29/12/01
To	26/12/03[9]
Number of rights outstanding as at 30 December 2006	1,204,717
During the financial year	
– Rights vested	(1,204,717)
Balance as at 28 December 2007	–

[8] For key executives who were not eligible during the period 29 December 2001 to 27 December 2002, their performance period started from 28 December 2002 instead.

[9] From the end of the performance period, 50% of the replacement rights awarded have vested on 31 December 2005 and the remaining 50% have vested on 31 December 2006.

Simon Claude Israel has an employment relationship with the ultimate holding company and has received remuneration in that capacity.

Tan Pheng Hock has an employment relationship with a subsidiary of the ultimate holding company and has received remuneration in that capacity.

Since the end of the previous financial year, no other Directors have received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except as disclosed in the financial statements and in this report.

Audit Committee

At the date of this report, the Audit Committee ("AC") consists of four Non-Executive Directors, all of whom are independent. Chaired by Mr Christopher Lau Loke Sam, the other three members of the Committee are Mr Robert Holland, Jr, Mr Peter Wagner and Mr Bobby Chin Yoke Choong.

The AC is authorised by the Board of Directors ("the Board") to investigate any activity within its terms of reference. It has unrestricted access to information relating to the Group, to both the internal and external auditors, and to the Management and staff. It has full discretion to invite any Director or executive officer to attend its meetings. It is also authorised by the Board to obtain external legal or other independent professional advice as necessary and at the expense of the Group.

The ACs' duties include:

(a) Reviewing with the external auditors the audit plan, the scope of the audits, the evaluation of the internal accounting controls, the audit reports and any matters which the external auditors wish to discuss (in the absence of Management, where necessary).

(b) Reviewing the cost-effectiveness and the independence and objectivity of the external auditors. Where the auditors also supply a substantial volume of non-audit services to the Group, the AC keeps the nature and extent of such services under review, seeking to balance the maintenance of objectivity and value for money.

(c) Reviewing with the internal auditors the internal audit plan, the scope and the results of internal audit procedures, and their evaluation of the overall internal control systems. The internal control systems include financial, operational and compliance controls established by the Management. The AC ensures that reviews of the effectiveness of the Group's internal controls are conducted. Such reviews can be carried out by the internal auditors and/or public accountants, provided that where the public accountant is also the external auditor of the Company, the AC should satisfy itself that the independence of the public accountant is not compromised by any other material relationship with the Group.

(d) Reviewing the effectiveness of the Group's internal audit function.

(e) Reviewing the assistance given by the Group's officers to the auditors.

(f) Reviewing significant financial reporting issues and judgements to ensure the integrity of the financial statements of the Group and any formal announcements relating to the Group's financial performance.

(g) Reviewing the Group's quarterly and year-end financial statements prior to submission to the Board and/or release to SGX-ST, focusing on:
- going concern assumption
- compliance with accounting standards and regulatory requirements
- any changes in accounting policies and practices
- significant issues arising from the quarterly review and year-end audit
- major judgemental areas.

Procedures are in place to ensure that financial information relating to the Group's operations are not false or misleading in order to increase the assurance level of the AC in its review of the quarterly financial statements. In addition, the Company has obtained negative assurance confirmation from its various key business and operational/functional heads within the Organisation/Group that nothing has come to their attention that would render the quarterly financial results to be false or misleading.

(h) Reviewing arrangements by which staff of the Group may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. The AC ensures that arrangements are in place for the independent investigation of such matters and for appropriate follow-up action.

To allow staff to raise concerns about improprieties, the Company has in place a whistle-blowing hotline managed by the Company's Internal Audit Department.

(i) Making recommendations to the Board on the appointment, re-appointment and removal of the external auditors, and approving the remuneration and terms of engagement of the external auditors.

(j) Meeting with the external auditors, and with the internal auditors, without the presence of the Management, at least annually.

(k) Monitoring Interested Person Transactions and conflict of interest situations that may arise within the Group including any transaction, procedure or course of action that raises questions on management's integrity. The AC is also required to ensure that Directors report such transactions quarterly via SGX-ST announcements and annually to shareholders via the Annual Report.

(l) Undertaking any other functions agreed by the AC and the Board.

The AC has nominated Ernst & Young for re-appointment as auditors of the Company at the forthcoming Annual General Meeting.

The AC conducts an annual review of the independence and objectivity of Ernst & Young, the Group's external auditors. For the financial year ended 28 December 2007, the AC undertook a review of the volume of non-audit services provided by the external auditors to assess whether the nature and extent of those services might prejudice the independence and objectivity of the auditors. The AC was satisfied that such services did not affect the independence of the external auditors. The AC also reviewed the cost-effectiveness of the audit conducted by the external auditors.

The AC convened four meetings during the financial year with full attendance from all members. The attendees at these meetings included the Group President & Chief Executive Officer, Group Deputy President & Chief Financial Officer, Vice President of Group Finance, Group Internal Auditor and external auditors, where required.

Auditors

The auditors, Ernst & Young, have expressed their willingness to accept re-appointment.

On behalf of the Directors

Cheng Wai Keung
Director

Thomas Held
Director

Singapore, 12 February 2008

STATEMENT BY DIRECTORS

In the opinion of the Directors,

(a) the balance sheet and statement of changes in equity of the Company and the consolidated financial statements of the Group as set out on pages 14 to 104 are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group as at 28 December 2007, changes in equity of the Company and of the Group and results of the business and cash flows of the Group for the financial year then ended; and

(b) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Directors

Cheng Wai Keung
Director

Thomas Held
Director

Singapore, 12 February 2008

AUDITORS' REPORT

To the Members of Neptune Orient Lines Limited

We have audited the accompanying financial statements of Neptune Orient Lines Limited (the "Company") and its subsidiaries (collectively, the "Group") set out on pages 14 to 104 for the financial year ended 28 December 2007, which comprise the balance sheets of the Group and the Company as at 28 December 2007, the statements of changes in equity of the Group and the Company, the income statement and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility for the Financial Statements

The Company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap 50 (the "Act") and Singapore Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform our audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion,

(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and the Company as at 28 December 2007 and the results, changes in equity and cash flows of the Group and the changes in equity of the Company for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Ernst & Young

Ernst & Young
Certified Public Accountants

Singapore, 12 February 2008

CONSOLIDATED INCOME STATEMENT

For the Financial Year Ended 28 December 2007

	Note	Group 2007 US$'000	Group 2006 US$'000
Revenue	5	8,159,977	7,263,500
Cost of sales	6	(6,865,603)	(6,135,304)
Gross profit		1,294,374	1,128,196
Other gains (net)			
– Miscellaneous	5	47,909	30,522
– Finance and investment income	5	26,703	29,129
Expenses			
– Administrative	6	(717,443)	(720,725)
– Finance	7	(44,013)	(45,994)
– Impairment in value of goodwill arising on consolidation	6	–	(99,999)
– Other operating	6	(32,113)	(52,561)
Share of results of associated companies	15, 27	3,300	1,640
Share of results of joint ventures	16	7,146	2,637
Profit before income tax		585,863	272,845
Income tax (expense)/credit	9	(53,900)	100,390
Net profit for the financial year		531,963	373,235
Attributable to:			
Equity holders of the Company		522,761	363,743
Minority interest		9,202	9,492
		531,963	373,235

Earnings per share	Note	Group 2007 US cts	Group 2006 US cts
Basic	10	35.72	25.00
Diluted	10	35.33	24.92

The accompanying notes form an integral part of these financial statements.

BALANCE SHEETS

As at 28 December 2007

	Note	Group 2007 US$'000	Group 2006 US$'000	Company 2007 US$'000	Company 2006 US$'000
Assets					
Current Assets					
Cash and cash equivalents	11	504,365	694,313	44,584	26,111
Trade and other receivables	12	1,044,710	907,085	579,694	735,454
Inventories at cost		161,126	101,567	-	-
Derivative financial instruments	13	119,918	45,225	57,990	41,526
Other current assets	12	54,004	36,491	589	551
Total current assets		1,884,123	1,784,681	682,857	803,642
Non-current Assets					
Investments in subsidiaries	14	-	-	996,358	1,007,739
Investments in associated companies	15	15,107	8,736	1	24
Investments in joint ventures	16	23,004	17,112	-	-
Available-for-sale financial assets	17	147	323	-	11
Property, plant and equipment	18	2,812,777	2,168,365	283,111	47,153
Investment properties	19	21,348	23,114	-	-
Deferred charges	20	4,213	3,311	-	-
Intangible assets	21	32,927	26,115	141	26
Goodwill arising on consolidation	22	121,454	121,454	-	-
Deferred income tax assets	9	20,506	43,786	-	-
Other non-current assets	23	73,105	73,889	2,586	3,098
Total non-current assets		3,124,588	2,486,205	1,282,197	1,058,051
Total Assets		5,008,711	4,270,886	1,965,054	1,861,693
Liabilities					
Current Liabilities					
Trade and other payables	25	1,116,496	915,633	93,498	86,703
Current income tax liabilities	9	32,313	36,364	18,660	18,166
Borrowings	26	54,263	141,683	2,268	8,539
Provisions	27	38,572	47,029	370	926
Deferred income	28	4,663	4,637	-	-
Derivative financial instruments	13	59,406	67,132	57,931	41,526
Other current liabilities	25	238,218	178,472	-	-
Total current liabilities		1,543,931	1,390,950	172,727	155,860
Non-current Liabilities					
Borrowings	26	537,252	530,412	-	-
Provisions	27	123,613	115,987	-	-
Deferred income	28	537	5,478	-	-
Deferred income tax liabilities	9	18,180	17,148	11,310	10,329
Other non-current liabilities	29	77,981	68,816	-	-
Total non-current liabilities		757,563	737,841	11,310	10,329
Total Liabilities		2,301,494	2,128,791	184,037	166,189
Net Assets		2,707,217	2,142,095	1,781,017	1,695,504
Equity					
Share capital	31	840,738	822,066	840,738	822,066
Treasury shares	31	(6,926)	-	(6,926)	-
		833,812	822,066	833,812	822,066
Shares held by employee benefit trust	31	(610)	(2,482)	-	-
Treasury shares reserve		(78)	-	(78)	-
Foreign currency translation reserve		15,971	10,240	-	-
Retained earnings		1,726,025	1,280,755	918,017	852,015
Share-based compensation reserve		29,207	21,423	29,207	21,423
Hedging reserve		57,523	(23,449)	59	-
Fair value reserve		68	164	-	-
Capital and reserves attributable to equity holders of the Company		2,661,918	2,108,717	1,781,017	1,695,504
Minority interest		45,299	33,378	-	-
Total Equity		2,707,217	2,142,095	1,781,017	1,695,504
Net current assets		340,192	393,731	510,130	647,782

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Financial Year Ended 28 December 2007

Group

2007	Note	Share capital US$'000	Treasury shares US$'000	Shares held by employee benefit trust US$'000	Treasury shares reserve US$'000
Balance at 30 December 2006		822,066	–	(2,482)	–
Fair value gains on cash flow hedges		–	–	–	–
Fair value gains on cash flow hedges transferred to the income statement		–	–	–	–
Fair value loss on available-for-sale financial asset	17	–	–	–	–
Tax on fair value gains and losses	9	–	–	–	–
Currency translation differences		–	–	–	–
Net gains/(losses) recognised directly in equity		–	–	–	–
Net profit for the financial year		–	–	–	–
Total gains/(losses) recognised for the financial year		–	–	–	–
Dividends to equity holders	32	–	–	–	–
Dividends to minority interest		–	–	–	–
Acquisition of additional interests in a subsidiary		–	–	–	–
Capital contribution by minority interest		–	–	–	–
Disposal of a subsidiary		–	–	–	–
Employee equity compensation schemes:					
– value of employee services		–	–	–	–
– proceeds from shares issued	31	18,672	–	–	–
– treasury shares re-issued	31	–	353	–	(78)
Purchase of treasury shares	31	–	(7,279)	–	–
Sale of shares by employee benefit trust	31	–	–	1,872	–
Balance at 28 December 2007		840,738	(6,926)	(610)	(78)

The accompanying notes form an integral part of these financial statements.

Capital and reserves attributable to equity holders of the Company						
Foreign currency translation reserve US$'000	Retained earnings US$'000	Share-based compensation reserve US$'000	Hedging reserve US$'000	Fair value reserve US$'000	Minority interest US$'000	Total equity US$'000
10,240	1,280,755	21,423	(23,449)	164	33,378	2,142,095
–	–	–	140,654	–	–	140,654
–	–	–	(58,693)	–	–	(58,693)
–	–	–	–	(150)	–	(150)
–	–	–	(989)	54	–	(935)
5,731	–	–	–	–	(67)	5,664
5,731	–	–	80,972	(96)	(67)	86,540
–	522,761	–	–	–	9,202	531,963
5,731	522,761	–	80,972	(96)	9,135	618,503
–	(77,491)	–	–	–	–	(77,491)
–	–	–	–	–	(897)	(897)
–	–	–	–	–	(14)	(14)
–	–	–	–	–	28	28
–	–	–	–	–	3,669	3,669
–	–	10,532	–	–	–	10,532
–	–	(2,645)	–	–	–	16,027
–	–	(103)	–	–	–	172
–	–	–	–	–	–	(7,279)
–	–	–	–	–	–	1,872
15,971	1,726,025	29,207	57,523	68	45,299	2,707,217

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

For the Financial Year Ended 28 December 2007

Group

2006	Note	Share capital US$'000	Share premium US$'000	Shares held by employee benefit trust US$'000
Balance at 31 December 2005		814,447	556,586	(1,399)
Employee equity compensation schemes:				
– proceeds from shares issued	31	913	2,758	–
Capital distribution to equity holders	31	–	(555,814)	–
Balance before transfer of share premium reserve to share capital		815,360	3,530	(1,399)
Transfer of share premium reserve to share capital upon implementation of Companies (Amendment) Act 2005[10]	31	3,530	(3,530)	–
Balance after transfer of share premium reserve to share capital		818,890	–	(1,399)
Fair value losses on cash flow hedges		–	–	–
Fair value losses on cash flow hedges transferred to the income statement		–	–	–
Fair value loss on hedged risk of medium term note		–	–	–
Fair value loss on hedged risk of medium term note transferred to the income statement		–	–	–
Net fair value losses on available-for-sale financial assets	17	–	–	–
Tax on fair value gains and losses	9	–	–	–
Currency translation differences		–	–	–
Net gains/(losses) recognised directly in equity		–	–	–
Net profit for the financial year		–	–	–
Total gains/(losses) recognised for the financial year		–	–	–
Dividends to equity holders	32	–	–	–
Dividends to minority interest		–	–	–
Capital contribution by minority interest		–	–	–
Disposal of subsidiaries		–	–	–
Employee equity compensation schemes:				
– value of employee services		–	–	–
– proceeds from shares issued	31	3,176	–	–
Purchase of shares by employee benefit trust	31	–	–	(1,083)
Balance at 29 December 2006		822,066	–	(2,482)

[10] With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital was abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

The accompanying notes form an integral part of these financial statements.

Capital and reserves attributable to equity holders of the Company						
Foreign currency translation reserve US$'000	Retained earnings US$'000	Share-based compensation reserve US$'000	Hedging reserve US$'000	Fair value reserve US$'000	Minority interest US$'000	Total equity US$'000
3,910	1,222,706	15,162	(14,577)	8,238	20,835	2,625,908
–	–	(1,794)	–	–	–	1,877
–	(268,942)	–	–	–	–	(824,756)
3,910	953,764	13,368	(14,577)	8,238	20,835	1,803,029
–	–	–	–	–	–	–
3,910	953,764	13,368	(14,577)	8,238	20,835	1,803,029
–	–	–	(11,673)	–	–	(11,673)
–	–	–	1,954	–	–	1,954
–	–	–	(18,227)	–	–	(18,227)
–	–	–	18,227	–	–	18,227
–	–	–	–	(7,980)	–	(7,980)
–	–	–	847	(94)	–	753
6,330	–	–	–	–	(274)	6,056
6,330	–	–	(8,872)	(8,074)	(274)	(10,890)
–	363,743	–	–	–	9,492	373,235
6,330	363,743	–	(8,872)	(8,074)	9,218	362,345
–	(36,752)	–	–	–	–	(36,752)
–	–	–	–	–	(2,166)	(2,166)
–	–	–	–	–	5,527	5,527
–	–	–	–	–	(36)	(36)
–	–	9,320	–	–	–	9,320
–	–	(1,265)	–	–	–	1,911
–	–	–	–	–	–	(1,083)
10,240	1,280,755	21,423	(23,449)	164	33,378	2,142,095

STATEMENT OF CHANGES IN EQUITY

For the Financial Year Ended 28 December 2007

Company

2007	Note	Share capital US$'000	Treasury shares US$'000	Treasury shares reserve US$'000	Retained earnings US$'000	Share-based compensation reserve US$'000	Hedging reserve US$'000	Total equity US$'000
Balance at 30 December 2006		822,066	–	–	852,015	21,423	–	1,695,504
Fair value gains on cash flow hedges		–	–	–	–	–	199	199
Fair value gains on cash flow hedges transferred to the income statement		–	–	–	–	–	(140)	(140)
Net gains recognised directly in equity		–	–	–	–	–	59	59
Net profit for the financial year		–	–	–	143,493	–	–	143,493
Total gains recognised for the financial year		–	–	–	143,493	–	59	143,552
Dividends to equity holders	32	–	–	–	(77,491)	–	–	(77,491)
Employee equity compensation schemes:								
– value of employee services		–	–	–	–	10,532	–	10,532
– proceeds from shares issued	31	18,672	–	–	–	(2,645)	–	16,027
– treasury shares re-issued	31	–	353	(78)	–	(103)	–	172
Purchase of treasury shares	31	–	(7,279)	–	–	–	–	(7,279)
Balance at 28 December 2007		840,738	(6,926)	(78)	918,017	29,207	59	1,781,017

The accompanying notes form an integral part of these financial statements.

2006	Note	Share capital US$'000	Share premium US$'000	Retained earnings US$'000	Share-based compensation reserve US$'000	Hedging reserve US$'000	Fair value reserve US$'000	Total equity US$'000
Balance at 31 December 2005		814,447	556,586	1,020,722	15,162	(852)	8,017	2,414,082
Employee equity compensation schemes:								
– proceeds from shares issued	31	913	2,758	–	(1,794)	–	–	1,877
Capital distribution to equity holders	31	–	(555,814)	(268,942)	–	–	–	(824,756)
Balance before transfer of share premium reserve to share capital		815,360	3,530	751,780	13,368	(852)	8,017	1,591,203
Transfer of share premium reserve to share capital upon implementation of Companies (Amendment) Act 2005[11]	31	3,530	(3,530)	–	–	–	–	–
Balance after transfer of share premium reserve to share capital		818,890	–	751,780	13,368	(852)	8,017	1,591,203
Fair value gains on cash flow hedges		–	–	–	–	17,567	–	17,567
Fair value gains on cash flow hedges transferred to the income statement		–	–	–	–	(16,715)	–	(16,715)
Fair value loss on hedged risk of medium term note		–	–	–	–	(18,227)	–	(18,227)
Fair value loss on hedged risk of medium term note transferred to the income statement		–	–	–	–	18,227	–	18,227
Fair value loss on available-for-sale financial asset	17	–	–	–	–	–	(8,017)	(8,017)
Net gains/(losses) recognised directly in equity		–	–	–	–	852	(8,017)	(7,165)
Net profit for the financial year		–	–	136,987	–	–	–	136,987
Total gains/(losses) recognised for the financial year		–	–	136,987	–	852	(8,017)	129,822
Dividends to equity holders	32	–	–	(36,752)	–	–	–	(36,752)
Employee equity compensation schemes:								
– value of employee services		–	–	–	9,320	–	–	9,320
– proceeds from shares issued	31	3,176	–	–	(1,265)	–	–	1,911
Balance at 29 December 2006		822,066	–	852,015	21,423	–	–	1,695,504

[11] With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital was abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the Financial Year Ended 28 December 2007

	2007 US$'000	2006 US$'000
Cash Flows from Operating Activities		
Profit before income tax	585,863	272,845
Adjustments for:		
Amortisation of non-current assets and deferred income	(446)	2,466
Depreciation of property, plant and equipment	254,138	244,276
Depreciation of investment properties	478	470
Fair value losses on cash flow hedge		
- cross currency interest rate swap: discontinuation of cash flow hedge	–	1,573
Fair value losses on fair value hedge		
- cross currency interest rate swap: hedging instrument	–	2,037
Fair value gains on long term borrowings		
- medium term note: fair value hedge adjustment	–	(257)
Premium on bunker call option	5,459	–
Interest expense	36,465	37,502
Interest income	(25,776)	(23,794)
Investment income	(25)	(60)
Share-based compensation costs	10,532	9,981
Write-off of inventories	347	103
Fair value losses/(gains) on shares held by employee benefit trust	1,813	(703)
Net profit on disposal of property, plant and equipment	(24,022)	(7,437)
Net loss on disposal of intangible assets	–	102
Net profit on disposal of subsidiaries	–	(2,295)
Net (profit)/loss on disposal of associated companies	(419)	20
Net profit on disposal of available-for-sale financial assets	(153)	(2,579)
Net loss on disposal of other non-current investments	11	–
Net provision for impairment of loans and non-trade debts to associated companies	1,263	2,412
Net (write-back of)/provision for impairment of loans receivable	(279)	2,906
Net write-back of provision for impairment in value of property, plant and equipment	(230)	(1,180)
(Write-back of)/provision for impairment in value of investment properties	(1,570)	625
Provision for impairment in value of a joint venture company	–	2,075
Provision for impairment in value of available-for-sale financial asset	–	4,833
Net provision for/(write-back of) impairment of other non-current assets	201	(344)
Impairment in value of goodwill arising on consolidation	–	99,999
Net provision for restructuring and termination costs	1,235	13,171
Net provision for insurance, litigation and other claims, net of reimbursement of US$12.4 million (2006: US$11.2 million)	20,007	28,821
Net provision for drydocking costs	2,097	1,223
Share of results of associated companies	(3,300)	(1,640)
Share of results of joint ventures	(7,146)	(2,637)
Unrealised translation losses	4,541	151
Operating cash flow before working capital changes	861,084	684,665
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries:		
Receivables	(170,917)	(64,809)
Inventories	(60,104)	(3,772)
Payables	242,654	14,598
Net amount due from associated companies	968	(2,664)
Cash generated from operations	873,685	628,018
Interest paid	(36,735)	(34,725)
Interest received	25,341	23,811
Net income tax paid	(34,366)	(57,239)
Net cash inflow from operating activities	827,925	559,865

The accompanying notes form an integral part of these financial statements.

	2007 US$'000	2006 US$'000
Cash Flows from Investing Activities		
Acquisition of additional interests in a subsidiary	(14)	–
Investment in an associated company	(3,924)	–
Investment in a joint venture	–	(94)
Net proceeds from/(repayment of) loans receivable	251	(2,771)
Investment income received	25	60
Dividends received from an associated company	353	2,002
Dividends received from a joint venture	1,260	125
Additions in other non-current investments	(734)	(1,178)
Purchase of property, plant and equipment	(911,830)	(172,381)
Subsequent expenditure on investment properties	(18)	(5)
Purchase of intangible assets	(1,209)	(5,533)
Proceeds from disposal of property, plant and equipment	34,763	12,725
Proceeds from disposal of an investment property	4,245	–
Proceeds from disposal of available-for-sale financial assets	165	4,306
Proceeds from disposal of other non-current investments	76	9
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed[12]	13,112	2,238
Net cash outflow from investing activities	(863,479)	(160,497)
Cash Flows from Financing Activities		
Proceeds from borrowings	13,134	414,745
Net cash inflow contributed by employee benefit trust	217	23
Capital distribution to equity holders	–	(824,756)
Dividends paid to equity holders	(77,491)	(36,752)
Dividends paid to minority interest	(897)	(2,166)
Capital contribution by minority interest	28	5,527
Proceeds from issue of new ordinary shares	16,027	3,788
Proceeds from re-issuance of treasury shares	172	–
Purchase of treasury shares	(7,279)	–
Repayment of borrowings	(96,405)	(125,940)
Net payment for early redemption of medium term note and termination of cross currency interest rate swap	–	(298,204)
Payment of costs incurred in connection with long term financing	(1,900)	(2,266)
Net cash outflow from financing activities	(154,394)	(866,001)
Net Decrease in Cash and Cash Equivalents	(189,948)	(466,633)
Cash and Cash Equivalents at Beginning of Financial Year (Note 11)	694,313	1,160,946
Cash and Cash Equivalents at End of Financial Year (Note 11)	504,365	694,313

[12] Please refer to Note 11 for the summary of effect of disposal of subsidiaries on the Group's cash flows.

The accompanying notes form an integral part of these financial statements.

These notes form an integral part of and should be read in conjunction with the accompanying financial statements expressed in United States Dollars.

1. General

The Company is domiciled and incorporated in Singapore and is publicly traded on the Singapore Exchange. The address of its registered office is as follows:

456 Alexandra Road, #06-00 NOL Building, Singapore 119962.

The principal activities of the Company are those of investment holding and the ownership and charter of shipping vessels, as well as participation in ventures related to these activities and the principal activities of its subsidiaries.

The principal activities of the subsidiaries are:

i) investment holding and the ownership and charter of shipping vessels and other related assets;
ii) the provision of transportation services for containerised cargo in the global markets;
iii) the provision of supply chain management, warehousing, distribution and customer logistics solutions (by way of a global network of services spanning ocean, air and overland operations) to customers;
iv) the operation of container terminals and provision of other related services;
v) participation in ventures related to the activities listed under (i), (ii), (iii) and (iv) above; and
vi) the provision of other related and complementary services including ship management, engineering and repairs to customers.

The Group also engages in other incidental activities such as the disposals of shipping vessels, containers and related assets as well as non-core properties and assets from time to time.

There have been no significant changes in the nature of these activities during the financial year.

The financial year of 2007 started on 30 December 2006 and ended on 28 December 2007 (2006: 31 December 2005 to 29 December 2006) as the Group and the Company adopted the last Friday of every calendar year to be their accounting year-end date.

The Company's ultimate holding company is Temasek Holdings (Private) Limited, a company incorporated in Singapore.

2. Significant Accounting Policies

2.1 Basis of preparation

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS"). The financial statements have been prepared under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with FRS requires management to exercise its judgement in the process of applying the Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and areas involving a higher degree of judgement or complexity, are disclosed in Note 4.

The accounting policies have been consistently applied by the Group and are consistent with those used in the previous financial year except for the changes in accounting policies discussed in the following note.

Changes in accounting policies

On 30 December 2006, the Group early adopted new or revised FRS which are effective for the financial period beginning on or after 1 January 2007. Further, the Group adopted interpretations of FRS ("INT FRS") that are mandatory for application in the current financial year. The 2006 comparatives have been amended as required, in accordance with the relevant transitional provisions in the respective FRS and INT FRS.

The following are the FRS and INT FRS that are relevant to the Group:

Amendments to FRS 1	Presentation of Financial Statements (Capital Disclosures)
FRS 40	Investment Property
FRS 107	Financial Instruments: Disclosures
INT FRS 107	Applying the Restatement Approach under FRS 29, Financial Reporting in Hyperinflationary Economies
INT FRS 108	Scope of FRS 102, Share-based Payment
INT FRS 109	Reassessment of Embedded Derivatives
INT FRS 110	Interim Financial Reporting and Impairment

The adoption of the above FRS and INT FRS did not result in substantial changes to the Group's accounting policies and did not have any significant impact on the Group except for the adoption of FRS 40, of which the effects are disclosed in Note 3. FRS 107 and Amendments to FRS 1, which introduce new disclosures relating to financial instruments and capital management respectively, are also discussed in Note 3.

2.2 Revenue recognition

Revenue for the Group is earned from the provision of the Group's services after eliminating sales within the Group, and is recognised at the fair value of consideration received or receivable for the rendering of services, net of discount.

The Group recognises revenue when the amount of revenue and related cost can be reliably measured, it is probable that future economic benefits will flow to the entity and when the specific criteria for each of the Group's activities are met as follows:

(a) Rendering of service – Liner services
Revenue from liner services is recognised on an accrual basis, using the percentage-of-completion method.

(b) Rendering of service – Logistics services
The majority of revenue from logistics services is derived from the storage, handling and transportation of customer products. Such revenue is recognised when the services are provided. For shipments in transit, revenue is recognised on an accrual basis, using the percentage-of-completion method. Recognition of handling revenue is deferred until completion of the handling activity. Revenue is also recognised from fees earned upon the performance of certain logistics outsourcing activities, such as freight forwarding and customs clearance services. In this capacity, Logistics business unit acts, in substance, as an agent or broker on behalf of its customers.

(c) Dividend income
Dividend income is recognised when the right to receive payment is established.

(d) Rental income
Rental income from operating leases of owned and leased assets is recognised on a straight-line basis over the lease term.

(e) Interest income
Interest income is recognised on a time-proportion basis, using the effective interest method.

2. Significant Accounting Policies (continued)

2.3 Group accounting

(a) Subsidiaries

Subsidiaries are entities (including special purpose entities) over which the Group has power to govern the financial and operating policies, generally accompanied by a shareholding giving rise to the majority of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date on which control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition, irrespective of the extent of minority interest. Please refer to Note 2.8 for the Group's accounting policy on goodwill.

In preparing the consolidated financial statements, intercompany transactions, balances and unrealised gains on transactions between group entities are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interest is that part of the net results of operations and of the net assets of a subsidiary attributable to interests which are not owned directly or indirectly by the Group. It is measured at the minorities' share of the fair value of the subsidiaries' identifiable assets and liabilities at the date of acquisition by the Group and the minorities' share of changes in equity since the date of acquisition, except when the minorities' share of losses in a subsidiary exceeds its interests in the equity of that subsidiary. In such cases, the excess and further losses applicable to the minority interests are attributed to the equity holders of the Company, unless the minorities have a binding obligation to, and are able to, make good the losses. When that subsidiary subsequently reports profits, the profits applicable to the minority interests are attributed to the equity holders of the Company until the minorities' share of losses previously absorbed by the equity holders of the Company are fully recovered.

A list of the Group's significant subsidiaries is shown in Note 41.

Please refer to Note 2.10 for the accounting policy on investments in subsidiaries.

(b) Associated companies

Associated companies are entities over which the Group has significant influence, but not control, generally accompanied by a shareholding of between and including 20% and 50% of the voting rights.

Investments in associated companies are accounted for in the consolidated financial statements using the equity method of accounting. Investments in associated companies in the consolidated balance sheet include goodwill (net of accumulated impairment losses) identified on acquisition. Please refer to Note 2.8 for the Group's accounting policy on goodwill.

Investments in associated companies are initially recognised at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition.

In applying the equity method of accounting, the Group's share of its associated companies' post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in equity directly. These post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associated company equals or exceeds its interest in the associated company, including any other unsecured non-current receivables, the Group does not recognise further losses, unless it has obligations on behalf of the associated company.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the accounting policies adopted by the Group.

There are no significant associated companies in the Group.

Please refer to Note 2.10 for the accounting policy on investments in associated companies.

(c) Joint ventures

Joint ventures are corporations, partnerships or other entities over which the Group has contractual agreements to jointly share the control over the economic activity of the entities with one or more parties. The Group's share of the consolidated results of joint ventures are included in the consolidated financial statements under the equity method on the same basis as associated companies. Please refer to Note 2.3(b).

There are no significant joint ventures in the Group.

Please refer to Note 2.10 for the accounting policy on investments in joint ventures.

2.4 Property, plant and equipment

(a) Measurement

Property, plant and equipment are initially recognised at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses (Note 2.12). The cost of property, plant and equipment includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, including borrowing costs incurred for the vessels under construction. The projected cost of dismantlement, removal or restoration is also included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the asset.

Upon acquisition of a vessel, the components of the vessel which are required to be replaced at the next drydocking are identified. The cost of these components is depreciated over the period to the next estimated drydocking date. Costs incurred on subsequent drydocking of vessels are capitalised and depreciated over the period to the next drydocking date. When significant drydocking costs recur prior to the expiry of the depreciation period, the remaining costs of the previous drydocking are written off in the month of the subsequent drydocking.

(b) Depreciation

No depreciation is provided on freehold land. Depreciation on freehold buildings and leasehold land and buildings is calculated using the straight-line method to allocate their depreciable amount over their estimated useful lives or their lease terms, if shorter. The estimated useful lives are as follows:

Freehold buildings	25 – 50 years
Leasehold land and buildings	5 – 66 years

No depreciation is provided on vessels under construction. Depreciation on vessels in operation is calculated to reduce the cost of such assets to their estimated scrap value. The depreciable amount is allocated over the estimated useful lives using the straight-line method. The estimated useful lives are as follows:

Shipping vessels	5 – 25 years

Depreciation on other property, plant and equipment is calculated using the straight-line method to allocate their depreciable amount over their estimated useful lives. The estimated useful lives are as follows:

Plant & machinery and operating equipment	3 – 20 years
Computers and software	3 – 5 years
Motor vehicles, office equipment, furniture, fixtures and fittings	3 – 10 years

The residual values and estimated useful lives of property, plant and equipment are reviewed, and adjusted as appropriate, at each balance sheet date. The effects of any revision are recognised in the income statement when the changes arise.

2. Significant Accounting Policies (continued)

2.4 Property, plant and equipment (continued)

(c) Subsequent expenditure
Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item, in excess of the originally assessed standard of performance, will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expense are recognised in the income statement when incurred.

(d) Disposal
On disposal of an item of property, plant and equipment, the difference between the net disposal proceeds and its carrying amount is taken to the income statement.

2.5 Investment properties

(a) Measurement
Investment properties represent the Group's interests in freehold land and buildings that are held for long-term rental yields and/or capital appreciation. Investment properties are initially recognised at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses (Note 2.12).

(b) Depreciation
No depreciation is provided on freehold land. Depreciation on freehold buildings is calculated using the straight-line method to allocate their depreciable amount over the estimated useful life. The estimated useful lives are as follows:

Freehold buildings	15 - 50 years

The residual values and estimated useful lives of investment properties are reviewed, and adjusted as appropriate at each balance sheet date. The effects of any revision are recognised in the income statement when the changes arise.

(c) Subsequent expenditure
Investment properties are subject to renovations or improvements at regular intervals. The cost of major renovations and improvements is capitalised as addition and the carrying amounts of the replaced components are written off to the income statement. The cost of maintenance, repairs and minor improvement is charged to the income statement when incurred.

(d) Disposal
On disposal of an investment property, the difference between the net disposal proceeds and its carrying amount is taken to the income statement.

2.6 Borrowing costs

Borrowing costs are recognised in the income statement on a time-proportion basis using the effective interest method except for those costs that are directly attributable to borrowings acquired specifically for the construction of vessels. The actual borrowing costs incurred during the period less any investment income on the temporary investment of these borrowings are capitalised as part of the cost of vessels under construction.

2.7 Deferred charges

Deferred charges relate to costs incurred in connection with long term financing facilities which are deferred and amortised on a straight-line basis over the tenure of the credit facilities.

2.8 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets and contingent liabilities of the acquired subsidiaries, associated companies and joint ventures at the date of acquisition.

Goodwill on subsidiaries is recognised separately as goodwill arising on consolidation and carried at cost less accumulated impairment losses (Note 2.12).

Goodwill on associated companies and joint ventures is included in the carrying amounts of the investments in associated companies and joint ventures respectively.

Gains and losses on the disposal of subsidiaries, associated companies and joint ventures include the carrying amount of goodwill relating to the entity sold.

2.9 Intangible assets

Intangible assets are stated at cost less accumulated amortisation and accumulated impairment losses (Note 2.12).

(a) System technology and software
Where system technology and software is not an integral part of the related hardware, it is treated as an intangible asset. Computer software that is an integral part of the related hardware is treated as part of the hardware and classified as property, plant and equipment (Note 2.4).

Costs that are directly associated with the production of identifiable and unique software products controlled by the Group and the Company, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include software development employee costs and an appropriate portion of relevant overheads.

Acquired computer software licences are initially capitalised at cost which includes the purchase price (net of any discounts and rebates) and other directly attributable cost of preparing the asset for its intended use. Direct expenditure, which enhances or extends the performance of computer software beyond its original specifications and which can be reliably measured, is recognised as a capital improvement and added to the original cost of the software. Costs associated with maintaining computer software are recognised as an expense as incurred.

Software costs which are assessed as having no continuing economic value are written off to the income statement.

(b) Contract and lease advantages
Contract and lease advantages are separately identified and recognised upon acquisitions of subsidiaries. Contract and lease advantages represent the relevant contracts and lease agreements which have favourable terms compared to market.

(c) Terminal berthing rights
This represents amounts paid to obtain absolute berthing priority rights at a terminal over a contract period of 20 years.

(d) License fee
This represents an amount paid to obtain the rights to operate railway container transportation services in a country that a subsidiary operates in, over a period of 20 years.

Intangible assets are amortised using the straight-line method over their estimated useful lives, which are as follows:

System technology and software	5 years
Contract and lease advantages	5 – 20 years
Terminal berthing rights	20 years
License fee	20 years

The amortisation period and amortisation method of intangible assets other than goodwill are reviewed at least at each balance sheet date. The effects of any revision of the amortisation period or amortisation method are included in the income statement for the financial year in which the change arises.

2. Significant Accounting Policies (continued)

2.10 Investments in subsidiaries, associated companies and joint ventures

Investments in subsidiaries, associated companies and joint ventures are carried at cost less accumulated impairment losses (Note 2.12) in the Company's balance sheet.

On disposal of investments in subsidiaries, associated companies and joint ventures, the difference between disposal proceeds and the carrying amounts of the investments are recognised in the income statement.

2.11 Financial assets

(a) Classification
The Group classifies its financial assets in the following categories: loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the assets were acquired. Management determines the classification of these financial assets at initial recognition and re-evaluates this designation at every balance sheet date.

(i) *Loans and receivables*
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except those maturing later than 12 months after the balance sheet date which are classified as non-current assets.

The Group classifies the following financial assets as loans and receivables:

- Cash and cash equivalents
- Trade and other receivables
- Deposits

(ii) *Available-for-sale financial assets*
Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the assets within 12 months after the balance sheet date.

(b) Recognition and derecognition
Purchases and sales of financial assets are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

On disposal of a financial asset, the difference between the sale proceeds and the carrying amount is recognised in the income statement. Any amount in the fair value reserve relating to that asset is transferred to the income statement.

(c) Initial measurement
Financial assets are initially recognised at fair value plus transaction costs.

(d) Subsequent measurement
Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Interest and dividend income on available-for-sale financial assets are recognised separately in the income statement. Changes in fair values of available-for-sale equity securities (i.e. non-monetary items) are recognised in the fair value reserve within equity, together with the related currency translation differences.

(e) Impairment
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired and recognises an allowance for impairment when such evidence exists.

(i) Loans and receivables
If there is objective evidence that an impairment loss on financial assets carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account. The amount of the allowance for impairment is recognised in the income statement.

When the asset becomes uncollectible, the carrying amount of impaired financial assets is reduced directly or if an amount was charged to the allowance account, the amounts charged to the allowance account are written off against the carrying value of the financial asset. Subsequent recoveries of amounts previously written off are recognised against the same line item in the income statement.

To determine whether there is objective evidence that an impairment loss on financial assets has been incurred, the Group considers factors such as significant financial difficulties or probability of insolvency of the debtor and default or significant delay in payments.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date. The amount of reversal is recognised in the income statement.

(ii) Available-for-sale financial assets
Significant or prolonged declines in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired.

When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative fair value loss that was previously recognised in the fair value reserve is transferred to the income statement. Reversal of impairment losses in respect of equity instruments are not recognised in the income statement.

2. Significant Accounting Policies (continued)

2.12 Impairment of non-financial assets

(a) Goodwill arising on consolidation
Goodwill arising on consolidation is tested for impairment annually and whenever there is indication that the goodwill may be impaired.

For the purpose of impairment testing of goodwill arising on consolidation, goodwill is allocated to each of the Group's cash-generating units ("CGU") expected to benefit from synergies arising from the business combination.

An impairment loss is recognised in the income statement when the carrying amount of a CGU, including the goodwill, exceeds the recoverable amount of the CGU. Recoverable amount of the CGU is the higher of a CGU's fair value less cost to sell and value-in-use.

The total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU.

Impairment loss on goodwill is recognised in the income statement and shall not be reversed in a subsequent period.

(b) Intangible assets
Property, plant and equipment
Investment properties
Investments in subsidiaries, associated companies and joint ventures

Intangible assets, property, plant and equipment, investment properties and investments in subsidiaries, associated companies and joint ventures are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. If this is the case, recoverable amount is determined for the CGU to which the asset belongs.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount.

The difference between the carrying amount and recoverable amount is recognised as an impairment loss in the income statement.

An impairment loss for an asset other than goodwill is reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of accumulated amortisation or depreciation) had no impairment loss been recognised for the asset in prior years.

A reversal of impairment loss for an asset other than goodwill is recognised in the income statement.

2.13 Financial guarantees

The Company has issued corporate guarantees to banks for bank borrowings of its subsidiaries and associated companies. These guarantees are financial guarantees as they require the Company to reimburse the banks if the subsidiaries or associated companies fail to make principal or interest payments when due in accordance with the terms of their borrowings. Financial guarantees are initially recognised at their fair values plus transaction costs.

Financial guarantees are subsequently amortised to the income statement over the period of the borrowings, unless it is probable that the Company will reimburse the bank for an amount higher than the unamortised amount. In this case, the financial guarantees shall be carried at the expected amount payable to the bank.

2.14 Borrowings

Borrowings are initially recognised at fair value (net of transaction costs incurred) and subsequently carried at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings which are due to be settled within twelve months after the balance sheet date are presented as current borrowings in the balance sheet. Other borrowings due to be settled more than twelve months after the balance sheet date are presented as non-current borrowings in the balance sheet.

2.15 Accounting for leases

(a) When a Group entity is the lessee:
The Group leases certain property, plant and equipment from third parties.

(i) *Finance leases*
Leases of property, plant and equipment where the Group assumes substantially all risks and rewards incidental to ownership of the leased assets are classified as finance leases.

The leased assets and the corresponding lease liabilities (net of finance charges) under finance leases are recognised on the balance sheet as property, plant and equipment and borrowings respectively at the inception of the leases based on the lower of the fair value of the leased assets and the present value of the minimum lease payments.

Each lease payment is apportioned between the finance expense and the reduction of the outstanding lease liability. The finance expense is recognised in the income statement on a basis that reflects a constant periodic rate of interest on the finance lease liability.

The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term in accordance with the Group's depreciation policy.

(ii) *Operating leases*
Leases of property, plant and equipment where substantially all risks and rewards incidental to ownership are retained by the lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessors) are recognised in the income statement on a straight-line basis over the period of the lease. The difference between the actual lease payment and the amount taken to the income statement is capitalised as deferred lease payables.

Contingent rent is the portion of the lease payments that is not fixed in amount but is based on a factor other than just the passage of time, for example, market interest rates. Contingent rent is recognised as an expense in the income statement when incurred.

Profits on sale and leaseback transactions which constitute operating leases are recognised immediately in the income statement when such sale and leaseback transactions are established at fair value. If the sale price is below fair value, any profit or loss shall be recognised immediately except that, if the loss is compensated for by future lease payments at below market price, it shall be deferred and amortised in proportion to the lease payments over the period for which the asset is expected to be used. If the sale price is above fair value, the excess over fair value shall be deferred and amortised over the period for which the asset is expected to be used.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the financial year in which termination takes place.

2. Significant Accounting Policies (continued)

2.15 Accounting for leases (continued)

(b) When a Group entity is the lessor:
The Group leases certain property, plant and equipment under operating leases to third parties.

(i) *Operating leases*
Assets leased out under operating leases are included in property, plant and equipment and are stated at cost less accumulated depreciation and accumulated impairment losses.

Rental income (net of any incentives given to lessees) is recognised in the income statement on a straight-line basis over the lease term. The difference between the actual lease receipt and the amount taken to the income statement is capitalised as deferred lease receivables.

Initial direct costs incurred by the Group in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense in the income statement over the lease term on the same basis as the lease income.

Contingent rent is the portion of the lease receipts that is not fixed in amount but is based on a factor other than just the passage of time, for example, market interest rates. Contingent rent is recognised as income in the income statement when earned.

2.16 Inventories

Inventories mainly comprise bunkers and consumable stores. Inventories are stated at the lower of cost and net realisable value. Cost is derived on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.17 Trade and other payables

Trade and other payables are initially recognised at fair value and subsequently carried at amortised cost, using the effective interest method.

2.18 Taxation

Current income tax for current and prior periods is recognised at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date.

No provision is made for taxation on qualifying shipping income derived from the Group's vessels which is exempt from taxation under Section 13A of the Singapore Income Tax Act and the Singapore's Approved International Shipping Enterprise Incentive.

A concessionary tax rate is applied to certain qualifying shipping logistics income under the Approved Shipping Logistics Enterprise Incentive. The incentive also covers income from network companies for corporate management services provided.

Deferred tax assets and liabilities are recognised for all temporary differences, except:

- where the deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction affects neither the accounting profit nor taxable profit or loss;

- in respect of temporary differences associated with investments in subsidiaries, associated companies and joint ventures, where the timing of the reversal of the temporary differences can be controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future; and

- in respect of deductible temporary differences and carry-forward of unused tax credits and unused tax losses, if it is not probable that future taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax credits and unused tax losses can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured:

(a) at the tax rates that are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date; and

(b) based on the tax consequence that would follow from the manner in which the Group expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities.

Current and deferred income tax are recognised as income or expenses in the income statement for the period, except to the extent that the tax arises from a business combination or a transaction which is recognised directly in equity. Deferred tax on temporary differences arising from fair value gains and losses on available-for-sale financial assets and cash flow hedges are charged or credited directly to equity in the same period the temporary differences arise. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

2. Significant Accounting Policies (continued)

2.19 Provisions

Provisions are recognised when the Group has a legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect of the time value of money is material, provisions are measured at the present value of the expenditure using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The details and methodology for estimating the amount of provision required are set out in Note 27.

2.20 Employee benefits

(a) Employee leave entitlement
Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(b) Post-employment benefit plans
The Group operates both defined benefit and defined contribution post-employment benefit plans.

(i) Defined benefit plans
The Group has defined benefit pension plans which generally call for benefits to be paid to eligible employees of certain subsidiaries at retirement, based on either the "cash balance" credited to each employee's account, or years of credited service and pensionable compensation. The Group's general policy is to fund pension costs at no less than the statutory requirement.

In addition, certain subsidiaries in the Group contribute to a number of collectively bargained, multi-employer plans that provide pension benefits to certain union-represented employees. These contributions are determined in accordance with the provisions of negotiated labour contracts.

For defined benefit plans, pension costs are assessed using the projected unit credit method: the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans every year. The pension obligations, net of plan assets, are measured as the present value of the estimated future cash outflows using interest rates of corporate securities which have terms to maturity approximating the terms of the related liability. When pension obligations exceed plan assets, the balance is classified as non-current liability. When plan assets exceed pension obligations, the balance is classified as non-current asset. Actuarial gains and losses are recognised over the average remaining service lives of employees.

(ii) Defined contribution plans
Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities. The Group has no legal or constructive obligation to pay further contributions if any of the funds does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior financial years.

The Group pays contributions to publicly and privately administered post-employment benefit plans on a mandatory, contracted or voluntary basis. The contributions are recognised as employee benefit expense in the financial year to which they relate. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

(c) Share-based compensation

(i) *Employee Share Option Plan*

Share options under the NOL Share Option Plan ("NOL SOP") are granted to Directors and employees of the Group. The exercise price of the options is determined at the average closing market price of the shares for the three trading days immediately preceding the grant date. Individual awards to employees take into consideration the job level, performance and leadership potential of the employee. Pursuant to the terms of the NOL SOP, share options will vest after a specified number of years from the grant date.

The fair value of the employee services received in exchange for the grant of the options is recognised as an expense in the income statement with a corresponding increase in share-based compensation reserve. The total amount to be recognised over the vesting period is determined by reference to the fair value of the share options at the date of the grant and the number of share options expected to become exercisable by vesting date. Non-market vesting conditions are included in the estimation of the number of options that are expected to become exercisable on vesting date. At every balance sheet date, the Group revises its estimates of the number of share options that are expected to become exercisable on vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to share-based compensation reserve over the remaining vesting period.

When the options are exercised, the proceeds received (net of transaction costs) are credited to the share capital account when new ordinary shares are issued. Where treasury shares are re-issued pursuant to the NOL SOP, the proceeds received (net of transaction costs), the related balance previously recognised in the share-based compensation reserve and the realised gain or loss on re-issue are credited to the treasury shares account. The realised gain or loss on re-issue, net of any directly attributable incremental transaction costs and related income tax, is taken to the treasury shares reserve of the Company.

Where the terms of the NOL SOP are modified, as a minimum an expense is recognised over the remaining vesting period as if the terms had not been modified. Additional expense is recognised for any increase in the total fair value of the share options due to the modification, as measured at the date of the modification.

(ii) *Performance Share Plan*

Performance shares under the NOL Performance Share Plan ("NOL PSP") are awarded to key executives conditional upon the Group meeting or exceeding a prescribed financial target condition during the performance period, and also conditional on the participants meeting their performance conditions. Pursuant to the terms of the NOL PSP, performance shares will vest after a specified number of years from the end of the performance period.

The fair value of the employee services received in exchange for the award of the performance shares is recognised as an expense in the income statement with a corresponding increase in share-based compensation reserve. The total amount to be recognised over the vesting period is determined by reference to the fair value of the performance shares at the date of the award and the number of performance shares expected to be vested by vesting date. Non-market vesting conditions are included in the estimation of the number of performance shares that are expected to vest on vesting date. At every balance sheet date, the Group revises its estimates of the number of performance shares that are expected to vest on vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to share-based compensation reserve over the remaining vesting period.

When the performance shares are vested, the balance previously recognised in the share-based compensation reserve is credited to the share capital account when new ordinary shares are issued. Where treasury shares are re-issued pursuant to the NOL PSP, the balance previously recognised in the share-based compensation reserve and the realised gain or loss on re-issue are credited to the treasury shares account. The realised gain or loss on re-issue, net of any directly attributable incremental transaction costs and related income tax, is taken to the treasury shares reserve of the Company.

Where the terms of the NOL PSP are modified, as a minimum an expense is recognised over the remaining vesting period as if the terms had not been modified. Additional expense is recognised for any increase in the total fair value of the performance shares due to the modification, as measured at the date of the modification.

2. Significant Accounting Policies (continued)

2.20 Employee benefits (continued)

(c) Share-based compensation (continued)

(iii) Replacement Rights Plan
Replacement rights are awarded to key executives conditional upon the participants meeting their performance conditions. Instead of shares, the participants receive the equivalent in cash computed at the average closing market price of the shares for the last three days immediately preceding the vesting date of the replacement rights. Pursuant to the terms of the Replacement Rights Plan, replacement rights will vest after a specified number of years from the end of the performance period.

The fair value of the employee services received in exchange for the award of the replacement rights is recognised as an expense in the income statement with a corresponding increase in liability. The total amount to be recognised over the vesting period as an expense in the income statement is determined by reference to the fair value of the replacement rights at the date of the award and the number of replacement rights expected to be vested by vesting date. At every balance sheet date, the Group revises its estimates of the number of replacement rights that are expected to vest by the vesting date. Any revision of this estimate is included in the income statement in the period which the change occurs with a corresponding adjustment to liability. Until the settlement of the replacement rights, the fair value shall be remeasured at each reporting date and at the date of settlement, with any changes in fair value recognised in the income statement in the period which the change occurs with a corresponding adjustment to liability.

(iv) Staff Share Ownership Scheme
The Group offers the Staff Share Ownership Scheme to all eligible Singapore employees. Certain companies in the Group will make corresponding contributions of S$0.50 for every S$1.00 contributed by the employees, up to a maximum of S$250 per month for each employee. All contributions collected will be credited to an employee benefit trust fund which will be used to buy the shares of the Company and for issuance of units to the employees. Cash is paid to employees when they exercise the right to redeem the units or upon full withdrawal from the scheme, which may occur whilst in employment or on their last day of service with the Group. The redemption of units or withdrawal from the scheme is subject to the terms and conditions under the Staff Share Ownership Scheme. The value of the units to be redeemed is based on the weighted average share price for the first three business days immediately following the date of receipt of notification by the Company to the trustee of the redemption or the last day of service of the employees.

Contributions made are recognised in the income statement as expense when incurred.

The Group consolidates the employee benefit trust set up for the purpose of the Company's share-based compensation arrangement under the Staff Share Ownership Scheme in accordance with INT FRS 12. Arising from the consolidation of the trust, the Company's shares held by the employee benefit trust are accounted for in accordance with FRS 32.

(d) Termination benefits
Termination benefits are payable when employment is terminated involuntarily, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as result of an acceptance by employees under its voluntary redundancy scheme.

2.21 Foreign currency translation

(a) Functional and presentation currency
Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The financial statements are presented in United States Dollars.

(b) Transactions and balances
Transactions in a currency other than the functional currency ("foreign currency") are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Currency translation gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognised in the income statement, unless they arise from borrowings in foreign currencies, other foreign currency instruments designated and qualifying as net investment hedges and net investments in foreign operations. Those currency translation differences are recognised in the foreign currency translation reserve in equity in the consolidated financial statements and transferred to the income statement as part of the gain or loss on disposal of the foreign operation.

Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

(c) Translation of Group entities' financial statements
The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) Assets and liabilities are translated at the closing rates at the date of the balance sheet;

(ii) Income and expenses are translated at average exchange rate (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii) All resulting currency translation differences are recognised in the foreign currency translation reserve within equity.

Goodwill and fair value adjustments arising on the acquisition of foreign operations on or after 27 December 2003 are treated as assets and liabilities of the foreign operations and translated at the closing rate at the date of the balance sheet. For acquisitions prior to 27 December 2003, the exchange rates at the dates of acquisition are used.

2. Significant Accounting Policies (continued)

2.22 Derivative financial instruments and hedging activities

A derivative financial instrument is initially recognised at its fair value on the date the contract is entered into and is subsequently carried at its fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

For purposes of hedge accounting, hedges are classified as:

- fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk; or
- cash flow hedges when hedging the exposure to variability in cash flows that is attributable to a particular risk associated with a highly probable forecast transaction.

The Group documents at the inception of the transaction the relationship between the hedging instruments and hedged items, as well as its risk management objective and strategies for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives designated as hedging instruments are highly effective in offsetting changes in fair value or cash flows of the hedged items.

The carrying amount of a derivative designated as a hedge is presented as a non-current asset or liability if the remaining expected life of the hedged item is more than 12 months, and as a current asset or liability if the remaining expected life of the hedged item is less than 12 months.

(a) Fair value hedge
The fair value changes on the effective portion of derivatives that are designated and qualify as fair value hedges are recognised in the income statement within the same line item as the fair value changes from the hedged item. The fair value changes relating to the ineffective portion of the derivatives are recognised separately in the income statement.

(b) Cash flow hedge
The fair value changes on the effective portion of derivatives that are designated and qualify as cash flow hedges are recognised in the hedging reserve within equity and transferred to the income statement in the periods when the hedged items affect the income statement. The fair value changes relating to the ineffective portion are recognised immediately in the income statement.

(c) Derivatives that do not qualify for hedge accounting
Fair value changes on these derivatives are recognised in the income statement when the changes arise.

2.23 Fair value estimation of financial assets and liabilities

The fair values of financial instruments traded in active markets (such as exchange-traded and over-the-counter securities and derivatives) are based on quoted market prices at the balance sheet date. The quoted market prices used for financial assets held by the Group are the current bid prices; the appropriate quoted market prices for financial liabilities are the current asking prices.

The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Where appropriate, quoted market prices or dealer quotes for similar instruments are used. Valuation techniques, such as estimated discounted cash flows, are also used to determine the fair values for the financial instruments.

The fair values of foreign exchange forward contracts, bunker swaps, bunker call options and cross currency interest rate swaps are obtained from a number of reputable financial institutions.

The fair values of financial assets and liabilities carried at amortised cost approximate their carrying amounts except as disclosed in the financial statements.

2.24 Segment reporting

A business segment is a distinguishable component of the Group engaged in providing products or services that are subject to risks and returns which are different from those of other business segments. A geographical segment is a distinguishable component of the Group engaged in providing products or services within a particular economic environment that is subject to risks and returns which are different from those of segments operating in other economic environments.

2.25 Cash and cash equivalents

For purposes of presentation in the consolidated cash flow statement, cash and cash equivalents include cash on hand and deposits with banks that are readily convertible to known amounts of cash.

2.26 Share capital and treasury shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

When any entity within the Group purchases the Company's ordinary shares (treasury shares), the consideration paid including any directly attributable incremental cost is presented as a component within equity attributable to the Company's equity holders until they are cancelled, sold or re-issued.

When treasury shares are subsequently cancelled, the cost of treasury shares are deducted against the share capital account if the shares are purchased out of capital of the Company, or against the retained earnings of the Company if the shares are purchased out of earnings of the Company.

When treasury shares are subsequently sold or re-issued pursuant to the NOL SOP and NOL PSP, the cost of the treasury shares is reversed from the treasury shares account and the realised gain or loss on sale or re-issue, net of any directly attributable incremental transaction costs and related income tax, is taken to the treasury shares reserve of the Company.

2.27 Dividends

Interim dividends are recorded in the financial year in which they are declared payable. Final dividends are recorded in the financial year in which the dividends are approved by the shareholders.

3. Effects on financial statements on adoption of new FRS

The effects on adoption of the following FRS on 30 December 2006 (as mentioned in Note 2.1) are set out below:

3.1 Amendments to FRS 1, Presentation of Financial Statements (Capital Disclosures)

The Group elected to early adopt Amendments to FRS 1, which is mandatory for application for annual periods beginning on or after 1 January 2007.

The amendment to FRS 1 requires the Group to make new disclosures to enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital.

The required disclosures have been made accordingly in Note 36 of the financial statements.

3.2 FRS 40, Investment Property

The Group elected to early adopt FRS 40, which is mandatory for application for annual periods beginning on or after 1 January 2007.

Previously, the Group had accounted for its investment properties under FRS 16 *Property, Plant and Equipment*. Under FRS 16, property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. FRS 40 requires investment properties which represent the Group's interests in freehold land and buildings that are held for long-term rental yields and/or capital appreciation to be classified and accounted for as investment properties. FRS 40 also requires companies to measure investment properties using either the fair value or cost method. The Group has elected to measure investment properties under the cost method, under which investment properties are stated at cost less accumulated depreciation and accumulated impairment losses.

The Group has accounted for the effects of adoption retrospectively in the financial statements in accordance with the transitional provisions.

The effects on the balance sheet items are as follows:

	Increase/(Decrease)		
	At 28/12/2007 US$'000	At 29/12/2006 US$'000	At 31/12/2005 US$'000
Consolidated balance sheets:			
Property, plant and equipment	(21,348)	(23,114)	(22,112)
Investment properties	21,348	23,114	22,112

3.3 FRS 107, Financial Instruments: Disclosures

The Group elected to early adopt FRS 107, which is mandatory for application for annual periods beginning on or after 1 January 2007.

FRS 107 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, comprising specified minimum disclosures about market risk (including sensitivity analysis), credit risk and liquidity risk.

The required disclosures have been made accordingly in Note 36 of the financial statements.

4. Critical Accounting Estimates, Assumptions and Judgements

Estimates, assumptions and judgements are continually evaluated and are based on historical experience and other factors. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

(i) Impairment of goodwill arising on consolidation and intangible assets
The Group assesses whether there are any indicators of impairment for goodwill arising on consolidation and intangible assets at each balance sheet date. Goodwill arising on consolidation is tested for impairment annually and at other times when such indicators arise. Intangible assets are tested for impairment when there is any objective evidence or indication that the carrying amounts may not be recoverable.

Recoverable amount is defined as the higher of an asset's or CGU's fair value less costs to sell and its value in use. When value in use calculations are undertaken, the Group uses discounted cash flow projections based on financial budgets approved by management covering a specified period. Cash flows beyond the specified period are forecasted using an estimated growth rate, which does not exceed the long-term average growth rate for the relevant industry. Forecasts of future cash flows are based on the Group's estimates and take into consideration factors like general market and economic conditions and other available information. Details of the key assumptions applied in the impairment assessment of goodwill arising on consolidation are given in Note 22.

(ii) Residual values and useful lives of property, plant and equipment
The Group reviews the residual values and useful lives of property, plant and equipment at each balance sheet date, in accordance with the accounting policy stated in Note 2.4.

Significant judgement is required in determining the residual values and useful lives of property, plant and equipment. In determining the residual values of its vessels and containers, the Group considers the net proceeds that would be obtained from the disposal of the assets in the resale or scrap markets, fluctuations in scrap steel prices and industry practice. In determining useful lives, which is based on the period over which an asset is expected to be available for efficient use, the Group considers factors like insurance coverage requirement, maintenance and repair cost, technical or commercial obsolescence and legal or similar limits to the use of the property, plant and equipment.

(iii) Impairment of trade receivables
The Group assesses at each balance sheet date whether there is objective evidence that trade receivables have been impaired. To determine whether there is objective evidence of impairment, the Group considers factors such as significant financial difficulties or probability of insolvency of the debtor, and default or significant delay in payments.

Where there is objective evidence of impairment, management measures impairment loss based on a review of the current status of existing receivables and past collections experience. Such provisions are adjusted periodically to reflect actual and anticipated experience.

(iv) Income taxes
The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the Group-wide provision for income taxes. There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognised, such differences will impact the current and deferred income tax balances in the period in which such determination is made.

(v) Provisions
Provisions are recognised in accordance with the accounting policy in Note 2.19. To determine whether it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made, the Group takes into consideration factors such as the existence of legal/contractual agreements, past historical experience, external advisors' assessments and other available information.

(vi) Share-based payments
Equity-settled share-based payments are measured at fair value at the date of grant or award. The assumptions used in the valuation models for determining fair values are set out in Note 33.

5. Revenue and Other Gains (Net)

	Note	Group 2007 US$'000	Group 2006 US$'000
Revenue from services rendered	(a)	8,159,977	7,263,500
Other miscellaneous gains (net):			
Net profit on disposal of property, plant and equipment		24,022	7,437
Net loss on disposal of intangible assets		–	(102)
Net profit on disposal of subsidiaries		–	2,295
Net profit/(loss) on disposal of associated companies		419	(20)
Net profit on disposal of available-for-sale financial assets		153	2,579
Net loss on disposal of other non-current investments		(11)	-
Amortisation of deferred income (Note 28)		7,935	5,085
Deferred gain		–	1,202
Others		15,391	12,046
		47,909	30,522
Finance and investment income:			
Dividend income from available-for-sale financial asset		25	60
Interest income from deposits and interest bearing securities		20,444	17,296
Interest income from associated companies		1,112	2,413
Other interest income		4,220	4,085
Foreign exchange gain		902	5,275
		26,703	29,129
Revenue and other gains (net)		8,234,589	7,323,151

Note:

(a) The following were included in revenue from services rendered:

	Group 2007 US$'000	Group 2006 US$'000
(i) Fair value losses on cash flow hedges, transferred from equity – foreign exchange forward contracts	(437)	(2,857)
(ii) Sublease rental income	4,755	3,303
(iii) Rental income from investment properties (Note 19)	1,597	1,818

The Group's business is organised and managed separately according to the nature of the services provided.

Please refer to Note 38, which presents revenue and profit information regarding business segments for the financial years ended 28 December 2007 and 29 December 2006 and certain assets and liabilities information of the business segments as at those dates.

6. Expenses by Nature

	Group 2007 US$'000	Group 2006 US$'000
Depreciation of property, plant and equipment (Note 18)	254,138	244,276
Depreciation of investment properties (Note 19)	478	470
Amortisation of intangible assets (Note 21)	6,491	6,709
Impairment in value of goodwill arising on consolidation (Note 22)	-	99,999
Provision for impairment in value of available-for-sale financial asset (Note 17)	-	4,833
Net write-back of provision for impairment in value of property, plant and equipment (Note 18)	(230)	(1,180)
(Write-back of)/provision for impairment in value of investment properties (Note 19)	(1,570)	625
Provision for impairment in value of a joint venture company	-	2,075
Net provision for/(write-back of) impairment of other non-current assets	201	(344)
Net provision for impairment of loans and non-trade debts to associated companies	1,263	2,412
Net (write-back of)/provision for impairment of loans receivable	(279)	2,906
Net provision for impairment of trade and other receivables	11,721	15,599
Total depreciation, amortisation and impairment	272,213	378,380
Auditors' remuneration paid/payable to		
– auditors of the Company	1,385	1,250
– affiliates of auditors of the Company	1,235	1,172
– other auditors	33	32
– (over)/under provision in respect of prior years	(18)	98
Non-audit fees paid/payable to		
– auditors of the Company	325	100
– affiliates of auditors of the Company	430	490
Employee benefits [including US$0.1 million (2006: US$0.2 million) fair value gains on cash flow hedges, transferred from equity: foreign exchange forward contracts] (Note 8)	575,703	543,520
Cost of inventories	1,054,306	845,145
Write off of inventories	347	103
Fair value (gains)/losses on cash flow hedges, transferred from equity		
– bunker swaps	(41,057)	18,330
– bunker call options	(9,091)	602
Total cost of inventories included in "cost of sales"	1,004,505	864,180
Global cargo transportation and logistics operating expenses	4,606,740	4,113,849
Fair value gains on cash flow hedges, transferred from equity		
– foreign exchange forward contracts	(8,842)	(3,086)
Total global cargo transportation and logistics operating expenses	4,597,898	4,110,763
Net foreign exchange gain	(10,383)	(9,059)
Net provision for drydocking costs (Note 27)	2,097	1,223
Net provision for insurance, litigation and other claims, net of reimbursement of US$12.4 million (2006: US$11.2 million)	20,007	28,821
Rental expenses – operating leases	893,839	799,826
Others	255,890	287,793
Total	7,615,159	7,008,589
The above expenses consist of:		
– Cost of sales	6,865,603	6,135,304
– Administrative expenses	717,443	720,725
– Impairment in value of goodwill arising on consolidation	-	99,999
– Other operating expenses	32,113	52,561
	7,615,159	7,008,589

7. Finance Expenses

	Group 2007 US$'000	Group 2006 US$'000
Interest expense:		
– finance leases	14	5
– bank loans	35,898	37,057
– others	553	376
– fair value losses on cash flow hedges, transferred from equity: interest rate collars	–	64
Total interest expense	36,465	37,502
Fair value losses/(gains) on cash flow hedges, transferred from equity		
– medium term note: hedged item attributable to the hedged risk	–	18,227
– cross currency interest rate swap: hedging instrument	–	(18,227)
– cross currency interest rate swap: discontinuation of cash flow hedge	–	1,573
Fair value (gains)/losses on fair value hedges		
– medium term note: hedged item attributable to the hedged risk	–	(2,037)
– cross currency interest rate swap: hedging instrument	–	2,037
Fair value loss on call option on medium term note	–	1,780
Financing fees	6,550	4,297
Amortisation of deferred charges (Note 20)	998	842
	44,013	45,994

8. Employee Benefits

	Group 2007 US$'000	Group 2006 US$'000
Wages, salaries and bonus	511,540	475,705
Employer's contribution to defined contribution plans	29,560	28,104
Net benefit expense relating to defined benefit plans (Note 33)	21,163	17,421
Share-based compensation costs		
– Equity-settled	10,532	9,320
– Cash-settled	–	661
Termination costs (Note 27)	1,235	13,171
Fair value losses/(gains) on shares held by employee benefit trust	1,813	(703)
Fair value gains on cash flow hedges, transferred from equity		
– foreign exchange forward contracts	(140)	(159)
	575,703	543,520

Disclosures on employee benefits are found in Note 33.

9. Income Tax

(a) Income Tax Expense/(Credit)	Group 2007 US$'000	Group 2006 US$'000
Tax expense/(credit) attributable to current financial year's results is made up of:		
Current income tax		
Singapore	3,633	2,749
Foreign	42,347	39,636
	45,980	42,385
Deferred income tax	(7,098)	(17,136)
	38,882	25,249
(Over)/under provision in respect of prior financial years:		
Current income tax	(15,918)	(12,650)
Deferred income tax	30,936	(112,989)
	53,900	(100,390)

The tax expense for the financial year differs from the amount that would arise using the Singapore standard rate of income tax due to the following factors:

	Group 2007 US$'000	Group 2006 US$'000
Profit before income tax	585,863	272,845
Tax calculated at a tax rate of 18% (2006: 20%)	105,455	54,569
Effects of change in Singapore tax rate	(11)	-
Effects of different tax rates in other countries	(2,279)	(30,724)
Qualifying shipping income exempt from taxation	(61,332)	(42,938)
Income not subject to tax	(4,518)	(5,139)
Expenses not deductible for tax purposes	2,634	45,377
Others	(1,067)	4,104
	38,882	25,249

On 15 February 2007, the Singapore Second Minister for Finance announced a reduction in the corporate tax rate from 20% to 18% and various tax incentives for the year of assessment 2008 and onwards.

(b) Movements in Current Income Tax Liabilities	Group 2007 US$'000	Group 2006 US$'000	Company 2007 US$'000	Company 2006 US$'000
Balance at beginning of financial year	36,364	65,638	18,166	11,182
Net income tax paid	(34,366)	(57,239)	(844)	(2,646)
Current financial year's income tax expense	45,980	42,385	1,119	1,207
(Over)/under provision in respect of prior financial years	(15,918)	(12,650)	-	8,000
Disposal of a subsidiary	(72)	-	-	-
Foreign currency translation	325	(1,770)	219	423
Balance at end of financial year	32,313	36,364	18,660	18,166

9. Income Tax (continued)

(c) Deferred Income Taxes

Deferred income taxes charged/(credited) to equity during the financial year is analysed as follows:

	Group 2007 US$'000	Group 2006 US$'000
Hedging reserve	989	(847)
Fair value reserve	(54)	94
	935	(753)

Deferred income tax assets are recognised for tax losses and capital allowances carried forward to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group has unrecognised tax losses and capital allowances of US$122.4 million and US$Nil million (2006: US$133.1 million and US$9.7 million) respectively at balance sheet date which can be carried forward and used to offset future taxable income, subject to those companies with unrecognised tax losses meeting certain statutory requirements in their respective countries of incorporation. These tax losses have no expiry dates except for an amount of US$118.6 million (2006: US$124.7 million), which will expire between 2009 and 2027 (2006: between 2009 and 2027). Unutilised capital allowances do not have expiry dates.

Movements in the Group's deferred income tax liabilities and assets (prior to offsetting of balances within the same tax jurisdiction) are as follows:

Group

Deferred income tax liabilities arising from:

As at 28 December 2007	Accelerated tax depreciation US$'000	Unremitted foreign sourced income US$'000	Business combination activities US$'000	Others US$'000	Total US$'000
Balance at beginning of financial year	48,199	10,691	8,253	7,446	74,589
Tax (credited)/charged to					
- income statement	(8,426)	2,073	(803)	(2,552)	(9,708)
- equity	–	–	–	180	180
Disposal of a subsidiary	(146)	–	–	–	(146)
Effects of change in tax rate	–	(1,043)	–	–	(1,043)
Foreign currency translation	9	15	–	(302)	(278)
Balance at end of financial year	39,636	11,736	7,450	4,772	63,594

As at 29 December 2006	Accelerated tax depreciation US$'000	Unremitted foreign sourced income US$'000	Business combination activities US$'000	Others US$'000	Total US$'000
Balance at beginning of financial year	192,102	10,568	8,377	18,577	229,624
Tax (credited)/charged to					
- income statement	(143,908)	106	(124)	(11,259)	(155,185)
- equity	–	–	–	128	128
Foreign currency translation	5	17	–	–	22
Balance at end of financial year	48,199	10,691	8,253	7,446	74,589

Deferred income tax liabilities arise from business combination activities when the cost of business combinations is allocated by recognising the identifiable assets acquired and liabilities assumed at their fair values, but no equivalent adjustment is made for tax purposes.

Deferred income tax assets arising from:

As at 28 December 2007	**Provisions US$'000**	**Unutilised tax losses and unabsorbed capital allowances US$'000**	**Leasing related activities US$'000**	**Others US$'000**	**Total US$'000**
Balance at beginning of financial year	(41,197)	(2,773)	(17,939)	(39,318)	(101,227)
Tax charged/(credited) to					
– income statement	13,470	(23)	11,792	9,350	34,589
– equity	–	–	–	755	755
Disposal of subsidiaries	50	–	–	–	50
Foreign currency translation	(13)	(96)	–	22	(87)
Balance at end of financial year	(27,690)	(2,892)	(6,147)	(29,191)	(65,920)

As at 29 December 2006	**Provisions US$'000**	**Unutilised tax losses and unabsorbed capital allowances US$'000**	**Leasing related activities US$'000**	**Others US$'000**	**Total US$'000**
Balance at beginning of financial year	(42,132)	(33,682)	(13,507)	(37,160)	(126,481)
Tax charged/(credited) to					
– income statement	864	29,906	(4,432)	(1,278)	25,060
– equity	–	–	–	(881)	(881)
Disposal of subsidiaries	71	–	–	–	71
Foreign currency translation	–	1,003	–	1	1,004
Balance at end of financial year	(41,197)	(2,773)	(17,939)	(39,318)	(101,227)

Deferred income tax assets from leasing related activities arise from deferred lease payables due to recognition of rental expense on a straight-line basis.

Company

Deferred income tax liabilities arising from unremitted foreign sourced income	**2007 US$'000**	**2006 US$'000**
Balance at beginning of financial year	10,329	10,313
Tax charged to income statement	981	16
Balance at end of financial year	11,310	10,329

9. Income Tax (continued)

(c) Deferred Income Taxes (continued)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	Group		Company	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Deferred income tax assets				
– to be recovered within 12 months	(30,568)	(38,586)	–	–
– to be settled/(recovered) after 12 months	10,062	(5,200)	–	–
	(20,506)	(43,786)	–	–
Deferred income tax liabilities				
– to be settled after 12 months	18,180	17,148	11,310	10,329

10. Earnings Per Share

	Group	
	2007	2006
Net profit after income tax attributable to equity holders (US$'000)	522,761	363,743
Weighted average number of ordinary shares in issue for basic earnings per share ('000)	1,463,624	1,454,842
Adjustments for ('000)		
- share options	11,526	591
- performance shares	4,423	4,229
Weighted average number of ordinary shares for diluted earnings per share ('000)	1,479,573	1,459,662

Basic earnings per share is calculated by dividing the net profit after income tax attributable to equity holders by the weighted average number of ordinary shares in issue (adjusted for shares held by employee benefit trust and treasury shares) during the financial year.

For purposes of calculating diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the exercise of all outstanding share options granted to employees where such shares would be issued at a price lower than the fair value (average share price during the financial year) and the vesting of all outstanding performance shares awarded to key executives. The difference between the weighted average number of shares to be issued at the exercise prices under the options and the weighted average number of shares that would have been issued at the fair value based on the assumed proceeds from the issue of these shares are treated as ordinary shares issued for no consideration. The number of such shares issued for no consideration and the weighted average number of outstanding performance shares are added to the number of ordinary shares outstanding in the computation of diluted earnings per share. No adjustment is made to the net profit after income tax attributable to equity holders.

11. Cash and Cash Equivalents

	Group		Company	
	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000
Fixed deposits	348,314	532,259	36,638	23,923
Demand deposits	57,290	42,431	6,414	-
Bank and cash balances	98,761	119,623	1,532	2,188
	504,365	694,313	44,584	26,111

Summary of effect of disposal of subsidiaries on the Group's cash flows	Group	
	2007	2006
	US$'000	US$'000
Net assets disposed:		
Non-current assets	10,935	540
Current assets	12,599	1,646
Current liabilities	(4,114)	(54)
Non-current liabilities	(176)	-
Net attributable assets disposed	19,244	2,132
Less: Minority interest	3,669	(36)
Add: Foreign currency translation reserve	(2,890)	(733)
	20,023	1,363
Net profit on disposal of subsidiaries	–	2,295
Net proceeds from disposal of subsidiaries	20,023	3,658
Less: Cash of subsidiaries disposed	(6,911)	(1,420)
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed	13,112	2,238

12. Current Assets

	Note	Group		Company	
		2007	2006	2007	2006
	Note	US$'000	US$'000	US$'000	US$'000
(a) Trade and Other Receivables					
Trade receivables	(i)	1,013,028	884,935	–	14
Other receivables and recoverables	(i)	28,645	19,167	2,489	1,755
Amounts due from subsidiaries (non-trade)	(ii)	–	–	429,358	608,495
Amounts due from associated companies (non-trade)		–	123	-	123
Loans to subsidiaries	(iii)	-	-	147,119	124,355
Loans to associated companies		-	7	–	7
Loans receivable (Note 24)		696	947	623	623
Accrued interest receivables		2,341	1,906	105	82
		1,044,710	907,085	579,694	735,454

With the exception of accrued interest receivables, all amounts in the table above are stated net of impairment provision.

The above trade and other receivables are non-interest bearing except as disclosed in the respective notes.

12. Current Assets (continued)

(a) Trade and Other Receivables (continued)

Notes:

(i) *Trade receivables, other receivables and recoverables*
Impairment loss on trade receivables and other receivables and recoverables amounting to US$11.7 million (2006: US$15.6 million) was recognised as an expense and included in "other operating expenses".

Trade receivables include the full freight revenue for voyages, which corresponds to the contractual rights stipulated in the standard Bill of Lading and is inclusive of the freight charges collectable at destination for Free on Board shipments.

Details of the aging analysis of trade receivables have been separately disclosed in Note 36.

(ii) *Amounts due from subsidiaries (non-trade)*
The non-trade balances with subsidiaries are unsecured, repayable on demand and interest free.

(iii) *Loans to subsidiaries*
The loans to subsidiaries are unsecured and repayable on demand. The loans as at 28 December 2007 are interest free. As at 29 December 2006, the loans bore interest at rates ranging from 4.10% to 5.62% per annum except for loans to subsidiaries of US$120.0 million, which were interest free.

	Group		Company	
	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000
(b) Other Current Assets				
Deposits and prepaid expenses	54,004	36,491	589	551

Included in other current assets of the Group as at 29 December 2006 was US$0.2 million due from a fellow subsidiary of the ultimate holding company. This balance was trade in nature.

13. Derivative Financial Instruments

Group	Note	2007 Fair values Assets US$'000	2007 Fair values Liabilities US$'000	2006 Fair values Assets US$'000	2006 Fair values Liabilities US$'000
Cash flow hedges					
– Bunker swaps	(a)	45,632	(133)	–	(22,300)
– Bunker call options	(b)	13,086	–	599	–
– Foreign exchange forward contracts	(c)	3,279	(1,352)	3,100	(3,306)
Non-hedging instruments					
– Cross currency interest rate swaps	(d)	57,921	(57,921)	41,526	(41,526)
Total		119,918	(59,406)	45,225	(67,132)

Company	Note	2007 Fair values Assets US$'000	2007 Fair values Liabilities US$'000	2006 Fair values Assets US$'000	2006 Fair values Liabilities US$'000
Cash flow hedges					
– Foreign exchange forward contracts	(c)	69	(10)	–	–
Non-hedging instruments					
– Cross currency interest rate swaps	(d)	57,921	(57,921)	41,526	(41,526)
Total		57,990	(57,931)	41,526	(41,526)

For derivative financial instruments, estimated amounts of fair values are obtained from a number of reputable financial institutions.

(a) *Bunker swaps*
Bunker swap contracts are agreements to change the underlying bunker exposure from floating to fixed price (or vice versa) with reference to a price index, for example, PLATTS. As at 28 December 2007, the notional amount of the outstanding bunker swap contracts is US$173.8 million (2006: US$123.4 million), with maturity dates of less than one year.

(b) *Bunker call options*
Bunker call options are contracts that give the buyer the right, but not the obligation, to buy bunker at a specified price over an agreed period of time. As at 28 December 2007, the notional amount of the outstanding bunker call option contracts is US$38.4 million (2006: US$40.5 million), with maturity dates of less than one year.

13. Derivative Financial Instruments (continued)

(c) *Foreign exchange forward contracts*

Foreign exchange forward contracts are agreements to buy or sell fixed amounts of currencies at agreed exchange rates for settlement on agreed future dates.

As at 28 December 2007, the Group's major open foreign exchange forward contracts had tenures of less than one year, details of which are set out below:

Group

Foreign Currency to be received:	At average forward rates per US$1 2007	2006	Amount of United States Dollar to be delivered 2007 US$'000	2006 US$'000
Euro	0.6984	0.7620	54,000	74,310
Japanese Yen	112.66	112.81	25,000	59,340
Chinese Renminbi	7.1554	7.7088	81,000	33,030
Singapore Dollar	1.4431	1.5441	49,000	28,260
Indian Rupee	39.78	45.56	39,000	18,900
Hong Kong Dollar	–	7.7223	–	18,600
Korean Won	912.62	926.03	26,000	18,030
British Pound	0.4918	0.5197	6,000	11,700
Taiwan Dollar	31.90	31.89	14,000	10,830
Canadian Dollar	0.9918	1.1239	15,000	10,170
			309,000	283,170

Company

Foreign Currency to be received:	At average forward rates per US$1 2007	2006	Amount of United States Dollar to be delivered 2007 US$'000	2006 US$'000
Singapore Dollar	1.4471	–	9,000	–

(d) *Cross currency interest rate swaps*

When the Medium Term Note of S$540.0 million was issued in June 2001, the Group entered into four sets of cross currency interest rate swaps of S$135.0 million (US$74.3 million) each to convert the S$ fixed rate liability to a US$ floating rate liability (US$297.3 million).

Due to the early redemption of the Medium Term Note during the financial year ended 29 December 2006, one of the cross currency interest rate swaps of S$135.0 million (US$74.3 million) was terminated with the bank which quoted the best price, with no further obligation. In order to achieve a similar best price, a reverse swap was entered into with the same bank for the remaining balance of S$405.0 million (US$223.0 million). The payments and receipts under the reverse swap will offset the receipts and payments under the original swaps. The final contractual maturity is on 27 June 2008.

14. Investments In Subsidiaries

	Company	
	2007	2006
	US$'000	US$'000
Unquoted equity shares, at cost	1,003,691	1,020,882
Provision for impairment in value	(7,333)	(13,143)
	996,358	1,007,739

As a global cargo transportation and logistics company, there are operations by subsidiaries in certain countries which impose foreign exchange controls such that payment of dividends declared or principal repayment in respect of foreign currency-denominated obligations is subject to the approval of the government authority. These operations are not significant to the Group or the Company.

Details of the significant subsidiaries of the Group are set out in Note 41.

A provision for impairment loss of US$1.1 million (2006: write-back of US$9.4 million) was taken to the income statement in accordance with the Company's accounting policy (Note 2.12).

15. Investments In Associated Companies

	Group		Company	
	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000
Unquoted equity shares, at cost	5,435	1,681	1,307	1,522
Quoted equity shares, at cost	3,775	3,775	–	–
	9,210	5,456	1,307	1,522
Share of post-acquisition reserve:				
Balance at beginning of financial year	3,280	52	–	–
Share of results after income tax	2,804	2,846	–	–
Dividends received	(353)	(488)	–	–
Disposal of associated companies	170	509	–	–
Foreign currency translation	(4)	361	–	–
Balance at end of financial year	5,897	3,280	–	–
Provision for impairment in value	–	–	(1,306)	(1,498)
	15,107	8,736	1	24

	Group	
	2007	2006
	US$'000	US$'000
Fair value of investment in an associated company for which there are published price quotations	16,315	13,757

15. Investments In Associated Companies (continued)

The summarised financial information of the associated companies are as follows:

	Group	
	2007	2006
	US$'000	US$'000
Revenue	191,161	141,675
Net profit after income tax	11,049	7,901
Total assets	134,813	127,052
Total liabilities	(81,048)	(97,754)

As a global cargo transportation and logistics company, there are operations by associated companies in certain countries which impose foreign exchange controls such that payment of dividends declared or principal repayment in respect of foreign currency-denominated obligations is subject to the approval of the government authority. These operations are not significant to the Group or the Company.

There are no significant associated companies in the Group.

16. Investments In Joint Ventures

	Group	
	2007	2006
	US$'000	US$'000
Unquoted equity shares, at cost	17,655	17,655
Share of post-acquisition reserve:		
Balance at beginning of financial year	1,532	(976)
Share of results after income tax	7,146	2,637
Dividends received	(1,260)	(125)
Foreign currency translation	6	(4)
Balance at end of financial year	7,424	1,532
Provision for impairment in value	(2,075)	(2,075)
	23,004	17,112

The Group's share of results after income tax of the joint ventures are as follows:

	Group	
	2007	2006
	US$'000	US$'000
Revenue	31,724	24,989
Cost of sales	(13,976)	(13,197)
Other expenses	(10,602)	(9,155)
Net profit after income tax	7,146	2,637

The Group's share of assets and liabilities of the joint ventures comprise of:

	Group	
	2007	2006
	US$'000	US$'000
Non-current assets	23,596	22,516
Current assets	27,355	25,542
Non-current liabilities	(7,104)	(10,886)
Current liabilities	(20,843)	(20,060)
Net assets	23,004	17,112

As a global cargo transportation and logistics company, there are operations by joint ventures in certain countries which impose foreign exchange controls such that payment of dividends declared or principal repayment in respect of foreign currency-denominated obligations is subject to the approval of the government authority. These operations are not significant to the Group.

There are no significant joint ventures in the Group.

17. Available-For-Sale Financial Assets

	Group		Company	
	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000
Balance at beginning of financial year	323	14,862	11	13,589
Net fair value losses recognised in equity	(150)	(7,980)	–	(8,017)
Provision for impairment in value (Note 6)	–	(4,833)	–	(4,833)
Disposals	(11)	(1,727)	(11)	(728)
Disposal of a subsidiary	(15)	–	–	–
Foreign currency translation	–	1	–	–
Balance at end of financial year	147	323	–	11

The market value of quoted equity shares is determined by reference to the relevant stock exchange quoted bid prices. The fair value of financial assets that are not traded in an active market is determined by using valuation techniques described in Note 2.23.

The fair values of the available-for-sale financial assets include the following:

	Group		Company	
	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000
Quoted equity shares				
– United States	147	297	–	–
Unquoted equity shares				
– Singapore	–	26	–	11
	147	323	–	11

The Group's quoted equity investments are listed on the NASDAQ Stock Exchange. The carrying amount of the investments represents the maximum equity price risk exposure of the Group.

18. Property, Plant and Equipment

Group

2007	Vessels in operation US$'000	Vessels under construction US$'000	Freehold land and buildings US$'000	Leasehold land and buildings US$'000	Plant & machinery and operating equipment US$'000	Computers and software US$'000	Others US$'000	Total US$'000
Cost								
Beginning of financial year, as previously reported	2,307,308	–	122,852	122,937	1,164,798	126,071	50,957	3,894,923
Effect of adoption of FRS 40	–	–	(32,684)	–	–	–	–	(32,684)
As restated	2,307,308	–	90,168	122,937	1,164,798	126,071	50,957	3,862,239
Additions	141,785	244,708	4,881	10,094	490,204	13,985	6,173	911,830
Disposals	–	–	(1,402)	(496)	(49,917)	(19,302)	(1,042)	(72,159)
Disposal of subsidiaries	–	–	(32)	(42,513)	(16,228)	(1,573)	(1,482)	(61,828)
Reclassification	(219)	–	–	558	366	(320)	(385)	–
Transfer to investment properties	–	–	(1,206)	–	–	–	–	(1,206)
Foreign currency translation	–	–	4,593	3,090	852	1,216	1,104	10,855
End of financial year	2,448,874	244,708	97,002	93,670	1,590,075	120,077	55,325	4,649,731
Accumulated depreciation and accumulated impairment losses								
Beginning of financial year, as previously reported	921,657	–	16,048	83,534	555,666	88,651	37,888	1,703,444
Effect of adoption of FRS 40	–	–	(9,570)	–	–	–	–	(9,570)
As restated	921,657	–	6,478	83,534	555,666	88,651	37,888	1,693,874
Depreciation charged during the financial year (Note 6)	109,885	–	812	8,641	115,418	14,942	4,440	254,138
Impairment loss written back during the financial year (Note 6)	–	–	(230)	–	–	–	–	(230)
Disposals	–	–	(312)	(332)	(41,480)	(18,383)	(911)	(61,418)
Disposal of subsidiaries	–	–	(32)	(37,042)	(13,477)	(1,385)	(1,334)	(53,270)
Transfer to investment properties	–	–	(28)	–	–	–	–	(28)
Foreign currency translation	–	–	144	1,963	835	408	538	3,888
End of financial year	1,031,542	–	6,832	56,764	616,962	84,233	40,621	1,836,954
Net book value								
End of financial year	1,417,332	244,708	90,170	36,906	973,113	35,844	14,704	2,812,777

2006	Vessels in operation US$'000	Freehold land and buildings US$'000	Leasehold land and buildings US$'000	Plant & machinery and operating equipment US$'000	Computers and software US$'000	Others US$'000	Total US$'000
Cost							
Beginning of financial year, as previously reported	2,301,967	115,776	107,574	1,047,383	124,950	36,772	3,734,422
Effect of adoption of FRS 40	–	(30,198)	–	–	–	–	(30,198)
As restated	2,301,967	85,578	107,574	1,047,383	124,950	36,772	3,704,224
Additions	5,341	816	14,028	135,580	10,509	6,107	172,381
Disposals	–	–	(1,608)	(9,232)	(9,512)	(2,185)	(22,537)
Disposal of subsidiaries	–	(2,323)	–	–	–	(227)	(2,550)
Write-offs	–	–	–	–	(289)	(372)	(661)
Reclassification	–	–	(286)	(10,164)	12	10,438	–
Foreign currency translation	–	6,097	3,229	1,231	401	424	11,382
End of financial year, as restated	2,307,308	90,168	122,937	1,164,798	126,071	50,957	3,862,239
Accumulated depreciation and accumulated impairment losses							
Beginning of financial year, as previously reported	810,776	15,028	76,837	464,318	82,567	25,118	1,474,644
Effect of adoption of FRS 40	–	(8,086)	–	–	–	–	(8,086)
As restated	810,776	6,942	76,837	464,318	82,567	25,118	1,466,558
Depreciation charged during the financial year (Note 6)	110,881	1,060	7,965	104,140	15,323	4,907	244,276
Impairment loss charged during the financial year (Note 6)	–	156	69	1,000	–	–	1,225
Impairment loss written back during the financial year (Note 6)	–	(94)	(2,311)	–	–	–	(2,405)
Disposals	–	–	(1,443)	(4,632)	(9,262)	(1,912)	(17,249)
Disposal of subsidiaries	–	(1,856)	–	–	–	(225)	(2,081)
Write-offs	–	–	–	–	(289)	(372)	(661)
Reclassification	–	–	–	(10,111)	–	10,111	–
Foreign currency translation	–	270	2,417	951	312	261	4,211
End of financial year, as restated	921,657	6,478	83,534	555,666	88,651	37,888	1,693,874
Net book value							
End of financial year, as restated	1,385,651	83,690	39,403	609,132	37,420	13,069	2,168,365

Property, plant and equipment included under others consist of motor vehicles, office equipment, furniture, fixture and fittings.

18. Property, Plant and Equipment (continued)

Company

2007	Vessel in operation US$'000	Vessels under construction US$'000	Freehold land and buildings US$'000	Leasehold land and buildings US$'000	Computers and software US$'000	Others US$'000	Total US$'000
Cost							
Beginning of financial year	50,346	–	377	1,555	2,734	8,148	63,160
Additions	–	239,110	–	353	1,024	23	240,510
Disposals	–	–	–	–	(55)	–	(55)
End of financial year	50,346	239,110	377	1,908	3,703	8,171	303,615
Accumulated depreciation and accumulated impairment losses							
Beginning of financial year	7,288	–	315	598	1,624	6,182	16,007
Depreciation charged during the financial year	2,737	–	16	597	297	866	4,513
Disposals	–	–	–	–	(16)	–	(16)
End of financial year	10,025	–	331	1,195	1,905	7,048	20,504
Net book value							
End of financial year	40,321	239,110	46	713	1,798	1,123	283,111

2006	Vessel in operation US$'000	Freehold land and buildings US$'000	Leasehold land and buildings US$'000	Computers and software US$'000	Others US$'000	Total US$'000
Cost						
Beginning of financial year	50,346	377	1,279	2,644	8,133	62,779
Additions	–	–	276	90	15	381
End of financial year	50,346	377	1,555	2,734	8,148	63,160
Accumulated depreciation and accumulated impairment losses						
Beginning of financial year	4,385	299	114	1,145	5,317	11,260
Depreciation charged during the financial year	2,903	16	484	479	865	4,747
End of financial year	7,288	315	598	1,624	6,182	16,007
Net book value						
End of financial year	43,058	62	957	1,110	1,966	47,153

Property, plant and equipment included under others consist of motor vehicles, office equipment, furniture, fixture and fittings.

During the financial years ended 28 December 2007 and 29 December 2006, the Company's vessel was chartered out to one of its subsidiaries, which in turn chartered it out to a third party.

(a) As at 28 December 2007 and 29 December 2006, none of the vessels of the Group were under finance lease agreements. Net book value of other property, plant and equipment under finance lease agreements as at 28 December 2007 amounted to US$0.1 million (2006: US$0.6 million).

Finance leases and instalment arrangements for acquisitions of property, plant and equipment are disclosed under Note 30 to the financial statements.

(b) At the balance sheet date, the net book value of vessels of the Group charged by way of legal mortgages to banks for term loans (Note 26) amounted to US$97.5 million (2006: US$102.0 million). Net book value of other property, plant and equipment charged by way of legal mortgages to banks for term loans as at 28 December 2007 amounted to US$3.3 million (2006: US$3.3 million).

Securities provided by way of charges on vessels of the Group include assignments, in applicable circumstances, of insurance claims.

(c) Borrowing costs of US$5.6 million (2006: US$Nil), which arise on the financing arrangement specifically entered into for the construction of vessels, are capitalised during the financial year.

(d) The impairment losses written back in 2007 for freehold land and buildings relate to the "Others" business segment (Note 38). The recoverable amount was determined at the individual property level and represents the fair value less costs to sell, determined by reference to market prices of equivalent assets.

(e) The following shows the net book value of vessels of the Group that are chartered out to third parties under operating leases:

	Group	
	2007	**2006**
	US$'000	**US$'000**
Cost	462,947	297,041
Accumulated depreciation	(205,304)	(102,185)
Net book value	257,643	194,856

The depreciation charge for vessels chartered out under operating leases in 2007 is US$22.2 million (2006: US$14.9 million).

There is no other property, plant and equipment of the Group that is leased out to third parties under operating leases.

19. Investment Properties

Group	2007 US$'000	2006 US$'000
Cost		
Beginning of financial year	32,684	-
Effect of adoption of FRS 40	-	30,198
As restated	32,684	30,198
Subsequent expenditure	18	5
Disposals	(5,699)	-
Disposal of subsidiaries	(3,266)	-
Transfer from property, plant and equipment	1,206	-
Foreign currency translation	3,199	2,481
End of financial year	28,142	32,684
Accumulated depreciation and accumulated impairment losses		
Beginning of financial year	9,570	-
Effect of adoption of FRS 40	-	8,086
As restated	9,570	8,086
Depreciation charged during the financial year (Note 6)	478	470
Impairment loss charged during the financial year (Note 6)	-	625
Impairment loss written back during the financial year (Note 6)	(1,570)	-
Disposals	(1,454)	-
Disposal of subsidiaries	(1,223)	-
Transfer from property, plant and equipment	28	-
Foreign currency translation	965	389
End of financial year	6,794	9,570
Net book value		
End of financial year	21,348	23,114
Fair value	36,394	27,325

Investment properties represent the Group's interests in freehold land and buildings that are held for long-term rental yields and/or capital appreciation, and relates mainly to a property in Singapore.

The fair values of investment properties at balance sheet date are determined by independent professional valuers with appropriate recognised professional qualifications and recent experience in the location and category of the properties being valued.

Valuations are mainly based on two methods, namely the Direct Comparison Method and the Income Method. The Direct Comparison Method relies on the presence of market transactions to provide an indication of value. The Income Method estimates the present worth of the rights to future benefits, such as rental, to be derived from the ownership of a property.

Investment properties are leased to non-related parties under operating leases.

The impairment loss written back in 2007 relates to the "Others" business segment (Note 38). The recoverable amount was determined at the individual property level and represents the fair value less costs to sell.

The following amounts are recognised in the income statement:

	2007 US$'000	2006 US$'000
Rental income (Note 5)	1,597	1,818
Direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income	(1,434)	(1,433)

20. Deferred Charges

	Group 2007 US$'000	Group 2006 US$'000
Balance at beginning of financial year	3,311	1,887
Additions during the financial year	1,900	2,266
Amount amortised during the financial year (Note 7)	(998)	(842)
Balance at end of financial year	4,213	3,311

21. Intangible Assets

	Group		Company	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Contract and lease advantages	–	9,408	–	–
System technology and software	56,521	56,105	888	757
Terminal berthing rights	14,000	14,000	–	–
License fee	12,678	–	–	–
	83,199	79,513	888	757
Accumulated amortisation and accumulated impairment losses	(50,272)	(53,398)	(747)	(731)
Net book value	32,927	26,115	141	26
Net book value at beginning of financial year	26,115	27,492	26	35
Amount amortised during the financial year (Note 6)	(6,491)	(6,709)	(21)	(23)
Additions	13,450	5,533	137	14
Disposals	–	(102)	(1)	–
Foreign currency translation	(147)	(99)	–	–
Net book value at end of financial year	32,927	26,115	141	26

The Group acquired intangible assets with an aggregate cost of US$13.5 million (2006: US$5.5 million) during the financial year, for which cash payments of US$1.2 million (2006: US$5.5 million) were made.

Amortisation of intangible assets included in the income statement is categorised as follows:

	Group 2007 US$'000	Group 2006 US$'000
Cost of sales	756	887
Other operating expenses	5,735	5,822
Total (Note 6)	6,491	6,709

22. Goodwill Arising on Consolidation

	Group	
	2007 US$'000	2006 US$'000
Balance at beginning of financial year	121,454	221,453
Impairment loss charged during the financial year (Note 6)	–	(99,999)
Balance at end of financial year	121,454	121,454
Cost	292,629	292,629
Accumulated impairment losses	(171,175)	(171,175)
Net book value	121,454	121,454

No impairment loss was recognised during the financial year ended 28 December 2007. The impairment loss charged in 2006 relates to the warehousing service businesses.

Impairment test for goodwill

Goodwill is allocated to the Group's CGUs identified within the business segments.

A segment-level summary of the goodwill allocation is presented below.

	Note	2007 US$'000	2006 US$'000
Liner	(a)	113,395	113,395
Logistics	(b)	8,059	8,059
Net book value		121,454	121,454

(a) *Liner*
The recoverable amount of the liner business is determined based on value-in-use calculations. These calculations use discounted cash flow projections based on financial budgets approved by management covering a five-year period.

Cash flows beyond the five-year period are forecasted using estimated growth rate of 1.5% (2006: 1.5%) per annum, after considering the operating capacity of the liner business. The growth rate does not exceed the long-term average growth rate for the industry in which the liner business operates.

The weighted average cost of capital ("WACC") of 8.75% (2006: 8.0%) per annum is used to determine the recoverable amount of the liner business. The cost of equity component of WACC is derived using the capital asset pricing model.

(b) *Logistics*
Goodwill for the logistics business relates to the forwarding business of a subsidiary.

The recoverable amount is determined based on value-in-use calculations. These calculations use discounted cash flow projections based on financial budgets approved by management covering a five-year period.

Cash flows beyond the five-year period are forecasted using estimated growth rate of 5.9% (2006: 5.2%) per annum. The growth rate does not exceed the long-term average growth rate for the industry in which the subsidiary operates.

The WACC of 10.0% (2006: 10.0%) per annum is used to determine the recoverable amount. The cost of equity component of WACC is derived using the capital asset pricing model.

23. Other Non-current Assets

	Note	Group 2007 US$'000	Group 2006 US$'000	Company 2007 US$'000	Company 2006 US$'000
Loans receivable (net of impairment provision) (Note 24)		2,845	3,254	2,586	2,991
Long term deposits		12,985	12,894	–	107
Net defined benefit pension plan assets (Note 33)		7,049	7,312	–	–
Other long-term investments	(a)	15,480	14,917	–	–
Others	(b)	34,746	35,512	–	–
		73,105	73,889	2,586	3,098

Notes:

(a) Other long-term investments are not financial assets and do not fall under the categories described in FRS 39.

(b) Included in other non-current assets (Others) of the Group as at 29 December 2006 was US$1.2 million due from fellow subsidiaries of the ultimate holding company. These balances were trade in nature.

24. Loans Receivable

	Group 2007 US$'000	Group 2006 US$'000	Company 2007 US$'000	Company 2006 US$'000
Loans receivable	7,230	7,998	6,898	7,399
Provision for impairment loss	(3,689)	(3,797)	(3,689)	(3,785)
	3,541	4,201	3,209	3,614
Amount receivable within 12 months (Note 12)	(696)	(947)	(623)	(623)
Amount receivable after 12 months (Note 23)	2,845	3,254	2,586	2,991

25. Current Liabilities

	Note	Group 2007 US$'000	Group 2006 US$'000	Company 2007 US$'000	Company 2006 US$'000
(a) Trade and Other Payables					
Trade payables		221,409	219,228	4,371	2,709
Accrued operating expenses		832,037	636,522	23,383	26,109
Accrued interest payable		7,033	7,882	–	–
Sundry payables		55,255	51,291	3,054	4,903
Amounts due to subsidiaries (non-trade)	(i)	–	–	61,928	52,272
Dividend payable		762	710	762	710
		1,116,496	915,633	93,498	86,703

Note:

(i) The amounts due to subsidiaries (non-trade) are unsecured, repayable on demand and interest free.

Included in trade and other payables of the Group is US$11.8 million (2006: US$10.8 million) due to fellow subsidiaries of the ultimate holding company. These balances are trade in nature.

25. Current Liabilities (continued)

		Group 2007 US$'000	Group 2006 US$'000
(b)	**Other Current Liabilities**		
	Deferred revenue	238,218	178,472

Deferred revenue arises from the percentage-of-completion method for revenue recognition.

26. Borrowings

		Note	Group 2007 US$'000	Group 2006 US$'000	Company 2007 US$'000	Company 2006 US$'000
(a)	**Current**					
	Secured:					
	Bank borrowings	(i)	6,897	5,980	–	–
	Finance lease liabilities (Note 30)		59	235	–	–
			6,956	6,215	–	–
	Unsecured:					
	Bank borrowings	(ii)	47,307	135,468	–	–
	Loans from subsidiaries	(iii)	–	–	2,268	8,539
			47,307	135,468	2,268	8,539
	Total current borrowings		54,263	141,683	2,268	8,539
(b)	**Non-current**					
	Secured:					
	Bank borrowings	(i)	93,484	87,216	–	–
	Finance lease liabilities (Note 30)		63	70	–	–
			93,547	87,286	–	–
	Unsecured:					
	Bank borrowings	(ii)	350,000	350,000	–	–
	Senior Debentures due 2024	(iv)	93,705	93,126	–	–
			443,705	443,126	–	–
	Total non-current borrowings		537,252	530,412	–	–
	Total borrowings		591,515	672,095	2,268	8,539

Notes:

(i) *Secured bank borrowings*
The loans are secured mainly on vessels (Note 18) and repayable in instalments pursuant to their respective loan agreements.

(ii) *Unsecured bank borrowings*
These loans are repayable in instalments pursuant to their respective loan agreements.

(iii) *Loans from subsidiaries*
The loans from subsidiaries are unsecured, interest free and repayable on demand.

(iv) *Senior Debentures due 2024*
The Group issued 8% Senior Debentures in 1994. Coupon payments are due semi-annually. The Senior Debentures have an effective interest rate of 10.60% (2006: 10.60%) per annum. The agreement on the Senior Debentures contains, among other restrictions, a covenant that limits the Group's ability to allow liens on assets.

(c) Carrying Amounts and Fair Values

The fair values of borrowings at the balance sheet date are based on expected future cash flows, discounted using borrowing rates which would be available to the Group at the balance sheet date, or where obtainable, an estimate from reputable financial institutions.

The following fair values are for information purposes only and are not recognised in the financial statements.

The estimated fair values of the Group's and the Company's borrowings approximate their carrying amounts as shown in the balance sheets except for certain borrowings disclosed as follows:

Group	Carrying amounts 2007 US$'000	Carrying amounts 2006 US$'000	Fair values 2007 US$'000	Fair values 2006 US$'000
Senior Debentures due 2024	93,705	93,126	111,816	116,475

(d) Maturity Profile of Borrowings

The current borrowings are repayable within the next 12 months.

The maturity profile of non-current borrowings of the Group is as follows:

Group

As at 28 December 2007	Secured bank loans US$'000	Unsecured bank loans US$'000	Secured finance lease liabilities US$'000	Total US$'000
Amount repayable in:				
2009	7,113	–	38	7,151
2010	11,935	–	25	11,960
2011	12,311	–	–	12,311
2012	11,891	–	–	11,891
Thereafter	50,234	443,705	–	493,939
	93,484	443,705	63	537,252

As at 29 December 2006	Secured bank loans US$'000	Unsecured bank loans US$'000	Secured finance lease liabilities US$'000	Total US$'000
Amount repayable in:				
2008	6,651	–	50	6,701
2009	7,051	–	10	7,061
2010	7,410	–	10	7,420
2011	7,787	–	–	7,787
Thereafter	58,317	443,126	–	501,443
	87,216	443,126	70	530,412

The bank loans are secured mainly on vessels, and the finance lease liabilities are secured mainly on equipment and motor vehicles.

The Company has no non-current borrowings from external parties as at 28 December 2007 and 29 December 2006.

26. Borrowings (continued)

(e) Effective Interest Rates

The effective interest rates of the Group as at 28 December 2007 and 29 December 2006 are as follows:

	Group	
	2007	2006
	%	%
Secured loans	5.38 – 11.00	5.88 – 8.25
Unsecured loans	5.03 – 11.88	5.56 – 12.38
Senior Debentures due 2024	10.60	10.60
Finance lease liabilities	9.46 – 19.46[13]	3.69 – 19.46[13]

[13] These relate primarily to leases for various equipment used in the warehouse to service customers and cost is recovered from these customers.

The exposure of borrowings of the Group to interest rate changes and the periods in which the borrowings "reprice" or mature, whichever is earlier, are as follows:

	Group	
	2007	2006
	US$'000	US$'000
Variable rates		
– Not later than one year	466,156	561,968
Fixed rates		
– Not later than one year	16,731	14,539
– Later than one year but not later than five years	14,881	2,018
– Later than five years	93,747	93,570
	591,515	672,095

27. Provisions

		Group		Company	
		2007	2006	2007	2006
	Note	US$'000	US$'000	US$'000	US$'000
(a) Current					
Provision for restructuring and termination costs	(i)	5,035	14,634	370	926
Provision for drydocking costs	(ii)	1,583	1,914	–	–
Provision for insurance, litigation and other claims	(iii)	31,954	30,481	–	–
		38,572	47,029	370	926
(b) Non-Current					
Provision for drydocking costs	(ii)	173	–	–	–
Provision for net defined benefit pension plan obligations (Note 33)		40,093	35,997	–	–
Provision for insurance, litigation and other claims	(iii)	72,337	68,423	–	–
Provision for obligations in associated companies	(iv)	11,010	11,567	–	–
		123,613	115,987	–	–

Notes:

(i) *Movements in provision for restructuring and termination costs are as follows:*	Group 2007 US$'000	Group 2006 US$'000	Company 2007 US$'000	Company 2006 US$'000
Balance at beginning of financial year	14,634	2,375	926	860
Provision during the financial year				
- termination costs (Note 8)	2,715	13,531	–	175
Utilised during the financial year	(10,834)	(906)	(507)	(109)
Write-back of provision during the year				
- termination costs (Note 8)	(1,480)	(360)	(49)	–
Foreign currency translation	–	(6)	–	–
Balance at end of financial year	5,035	14,634	370	926

Restructuring and termination provisions mainly relate to employee termination payments. They are recognised in the financial year in which the Group becomes legally or constructively committed to payment. Employee termination benefits are recognised only either after an agreement is in place with the appropriate employee representatives specifying the terms of redundancy and the number of employees affected, or after individual employees have been advised of the specific terms. Costs related to the on-going activities of the Group are not provided in advance.

(ii) *Movements in provision for drydocking costs are as follows:*	Group 2007 US$'000	Group 2006 US$'000
Balance at beginning of financial year	1,914	691
Provision during the financial year (Note 6)	2,242	1,223
Utilised during the financial year	(2,255)	–
Write-back of provision during the financial year (Note 6)	(145)	–
Balance at end of financial year	1,756	1,914

Provisions for drydocking costs relate to the estimated liability for future drydocking of vessels on operating leases at balance sheet date where the Group has a legal/contractual obligation to arrange these vessels for drydocking. These provisions are calculated based on past historical experience of the level of repairs and replacement required.

(iii) *Movements in provision for insurance, litigation and other claims are as follows:*	Group 2007 US$'000	Group 2006 US$'000
Balance at beginning of financial year	98,904	82,634
Provision during the financial year	35,929	45,303
Utilised during the financial year	(28,542)	(24,866)
Write-back of provision during the financial year	(3,495)	(5,319)
Foreign currency translation	1,495	1,152
Balance at end of financial year	104,291	98,904

In connection with the Group's operational activities, it may be liable for claims. Other than the provisions made above, management believes that the Group is not liable under such claims, and/or that it is not possible to estimate the amount of additional losses, if any, that might result from adverse judgements against the Group.

27. Provisions (continued)

(iv) Movements in provision for obligations in associated companies are as follows:	Group	
	2007	**2006**
	US$'000	**US$'000**
Balance at beginning of financial year	11,567	8,520
Provision during the financial year	–	1,206
Write-back of provision during the financial year	(496)	–
Disposal of an associated company	(932)	–
Foreign currency translation	871	1,841
Balance at end of financial year	11,010	11,567

Provisions for obligations in associated companies relate to additional losses provided for to the extent that the Group has to satisfy obligations of the associated companies that the Group has guaranteed or otherwise committed.

28. Deferred Income

	Group	
	2007	**2006**
	US$'000	**US$'000**
Balance at beginning of financial year	10,115	15,180
Amount deferred during the financial year	3,020	20
Amount amortised during the financial year (Note 5)	(7,935)	(5,085)
Balance at end of financial year	5,200	10,115
Less: Current portion	(4,663)	(4,637)
Non-current portion	537	5,478

Deferred income relates to the deferred gain on sale and leaseback of assets (refer to Note 2.15).

29. Other Non-current Liabilities

	Group	
	2007	**2006**
	US$'000	**US$'000**
Deferred lease payables	52,400	49,927
Others	25,581	18,889
	77,981	68,816

Deferred lease payables relates to liabilities arising from the recognition of rental expenses on operating leases on a straight-line basis.

30. Finance Lease Liabilities

Finance lease liabilities relates mainly to equipment and motor vehicles acquired under finance leases.

As at 28 December 2007

Future Lease Payments	**Group US$'000**
Amount repayable in one year or less	74
Amount repayable in:	
2009	41
2010	31
Minimum lease payments	146
Less: Future finance charges	(24)
Total finance lease liabilities	122
Representing finance lease liabilities:	
Not later than one year (Note 26)	59
Later than one year but not later than five years (Note 26)	63
Total finance lease liabilities	122

As at 29 December 2006

Future Lease Payments	**Group US$'000**
Amount repayable in one year or less	435
Amount repayable in:	
2008	108
2009	11
2010	10
Minimum lease payments	564
Less: Future finance charges	(259)
Total finance lease liabilities	305
Representing finance lease liabilities:	
Not later than one year (Note 26)	235
Later than one year but not later than five years (Note 26)	70
Total finance lease liabilities	305

These leases terminate at various dates and the lease agreements provide options to purchase the leased assets at specified values.

31. Share Capital, Treasury Shares and Shares Held by Employee Benefit Trust

	Number of shares			
	Authorised share capital	Issued share capital	Treasury shares	Shares held by employee benefit trust
2007				
Balance at beginning of financial year	–	1,456,480,540	–	(1,633,058)
Shares issued under employee equity compensation schemes	–	13,461,004	–	–
Purchase of treasury shares	–	–	(2,350,000)	–
Treasury shares re-issued	–	–	123,666	–
Sale of shares by employee benefit trust	–	–	–	843,000
Balance at end of financial year	–	1,469,941,544	(2,226,334)	(790,058)
2006				
Balance at beginning of financial year	3,000,000,000	1,453,475,876	–	(913,058)
Shares issued under employee equity compensation schemes	–	1,501,664	–	–
Capital distribution to equity holders	–	–	–	–
Balance before transfer of share premium reserve to share capital	3,000,000,000	1,454,977,540	–	(913,058)
Effect of Companies (Amendment) Act 2005	(3,000,000,000)	–	–	–
Shares issued under employee equity compensation schemes	–	1,503,000	–	–
Purchase of shares by employee benefit trust	–	–	–	(720,000)
Balance at end of financial year	–	1,456,480,540	–	(1,633,058)

With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital was abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

All issued shares are fully paid.

The holders of ordinary shares (except treasury shares) are entitled to receive dividends as and when declared by the Company. All ordinary shares (except treasury shares) carry one vote per share.

In 2005, the Company announced a proposed capital reduction exercise pursuant to which a cash distribution of S$0.92 was proposed to be made to shareholders for each ordinary share (at par value of S$1.00) in the capital of the Company held as at the books closure date (27 January 2006). No cancellation of shares or change in the number of shares held by shareholders was proposed to be made through the proposed capital reduction exercise.

On 3 January 2006, the Company announced that the proposed capital reduction exercise has been approved by shareholders at an Extraordinary General Meeting ("EGM") held on that day. Court approval for the proposed capital reduction exercise and effective date for the capital reduction exercise were announced by the Company on 11 and 27 January 2006 respectively. Pursuant to the capital reduction exercise, the Company paid a total of approximately S$1.34 billion (US$0.82 billion) in cash (appropriated from share premium account and retained earnings) to shareholders on 21 February 2006.

Amount					
Authorised share capital S$'000	Share capital US$'000	Share premium US$'000	Total share capital and share premium US$'000	Treasury shares US$'000	Shares held by employee benefit trust US$'000
–	822,066	–	822,066	–	(2,482)
–	18,672	–	18,672	–	–
–	–	–	–	(7,279)	–
–	–	–	–	353	–
–	–	–	–	–	1,872
–	840,738	–	840,738	(6,926)	(610)
3,000,000	814,447	556,586	1,371,033	–	(1,399)
–	913	2,758	3,671	–	–
–	–	(555,814)	(555,814)	–	–
3,000,000	815,360	3,530	818,890	–	(1,399)
(3,000,000)	3,530	(3,530)	–	–	–
–	3,176	–	3,176	–	–
–	–	–	–	–	(1,083)
–	822,066	–	822,066	–	(2,482)

31. Share Capital, Treasury Shares and Shares Held by Employee Benefit Trust (continued)

(a) *Share options and performance shares*

During the financial year, the Company issued 11,587,797 (2006: 2,534,000) new ordinary shares to the participants of the NOL SOP who exercised their options to purchase ordinary shares at the subscription price of between S$2.06 to S$2.20 (2006: S$2.06 to S$2.98) per share.

During the financial year, 1,873,207 (2006: 470,664) performance shares were vested on 2 January 2007 (2006: 2 January 2006).

The newly issued shares rank pari passu in all respects with the previously issued shares.

(b) *Treasury shares*

Pursuant to the share purchase mandate approved at the Annual General Meeting ("AGM") held on 18 April 2007, the Company purchased a total of 2,350,000 shares (2006: Nil) during the financial year. The shares were purchased by way of market acquisitions at prices ranging from S$3.94 to S$4.98 per share and the total consideration paid was US$7,278,756 (2006: US$Nil), including transaction costs. The share purchases were made out of the Company's capital and held as treasury shares for the purposes of fulfilling the Company's obligations under the NOL SOP and NOL PSP.

During the financial year, the Company re-issued 123,666 (2006: Nil) treasury shares pursuant to the NOL SOP at exercise prices of S$2.06 and S$2.20 (2006: S$Nil) per share, for share options granted on 31 December 2004 and 13 March 2006 respectively.

(c) *Shares held by employee benefit trust*

The Company had set up an employee benefit trust fund whose purpose is to purchase and hold the Company's shares acquired from the Singapore Exchange for issuance of units to employees under the Staff Share Ownership Scheme. For avoidance of doubt, these shares previously disclosed as "treasury shares" in 2006 were renamed to "shares held by employee benefit trust" during the financial year.

32. Dividends

	Group and Company	
	2007 US$'000	2006 US$'000
Ordinary dividends paid		
Final tax exempt (one-tier) dividend of 4.00 Singapore cents per share paid in respect of the financial year 2006 (2005: Nil Singapore cents per share)	38,671	–[14]
Interim tax exempt (one-tier) dividend of 4.00 Singapore cents per share paid in respect of the financial year 2007 (2006: 4.00 Singapore cents per share)	38,820	36,752
	77,491	36,752

[14] In view of the cash distribution of 92.00 Singapore cents per share which was significantly higher than the Company's dividend policy, no final dividend was declared for the financial year 2005.

Ordinary dividends proposed

The Directors recommended a final tax exempt (one-tier) dividend of 10.00 Singapore cents per share in respect of the financial year ended 28 December 2007 for approval by shareholders in the next AGM to be convened on 16 April 2008.

The recommended final dividend has not been provided for in these financial statements and will be accounted for in the shareholders' equity as an appropriation of 2007 profits after tax in the financial statements for the financial year ending 26 December 2008.

33. Employee Benefits

(a) Equity Compensation Benefits

The Group offers the following employee equity compensation plans:
(i) Employee Share Option Plan
(ii) Performance Share Plan
(iii) Replacement Rights Plan
(iv) Staff Share Ownership Scheme

(i) Employee Share Option Plan
Share options under the NOL SOP are granted to Directors and employees of the Group. The exercise price of the options is determined at the average closing market price of the shares for the three trading days immediately preceding the grant date. Individual awards to employees take into consideration the job level, performance and leadership potential of the employee. Pursuant to the terms of the NOL SOP, share options will vest after a specified number of years from the grant date.

Details of options granted, exercised and cancelled under the NOL SOP during the financial year ended 28 December 2007 are as follows:

Share Options	(a)	(b)	(c)	(d)	(e)	(f)	Total
Date option granted	31/12/04	31/12/04	13/3/06[16]	13/3/06[16]	12/3/07[17]	12/3/07[17]	
Exercise period							
From	31/12/05	31/12/05	13/3/07	13/3/07	12/3/08	12/3/08	
To	30/12/09	30/12/14	12/3/11	12/3/16	11/3/12	11/3/17	
Exercise price per option	S$2.06[15]	S$2.06[15]	S$2.20	S$2.20	S$3.32	S$3.32	
Number of options outstanding as at 30 December 2006	641,000	12,340,000	581,000	20,782,000	–	–	34,344,000
During the financial year							
– Options granted	–	–	–	–	384,000	6,907,000	7,291,000
– Options exercised	(126,000)	(7,609,500)	–	(3,975,963)	–	–	(11,711,463)
– Options cancelled	–	(53,000)	–	(1,333,004)	–	(247,000)	(1,633,004)
Balance as at 28 December 2007	515,000	4,677,500	581,000	15,473,033	384,000	6,660,000	28,290,533

15 In accordance with the modified rules of NOL SOP approved by shareholders at the EGM held on 3 January 2006 and the advice of the independent financial advisor, the exercise price of the outstanding share options under the NOL SOP was reduced by S$0.92 to S$2.06 as a result of the capital reduction and cash distribution exercise.

16 From the date of grant, one-third of the share options granted have vested on 13 March 2007. One-third will vest on 13 March 2008 and the remaining one-third will vest on 13 March 2009.

17 From the date of grant, one-third of the share options granted will each vest on 12 March 2008, 12 March 2009 and 12 March 2010.

33. Employee Benefits (continued)

(a) Equity Compensation Benefits (continued)

(i) Employee Share Option Plan (continued)

Out of the outstanding options on 28,290,533 (2006: 34,344,000) shares, 8,709,095 (2006: 12,981,000) options are exercisable as at 28 December 2007. For the options exercised during the financial year, the weighted average price at the date of exercise was S$2.89 (2006: S$2.82) per share.

The fair value of NOL share options granted on 12 March 2007 was determined using the Trinomial valuation model on the date of grant. The significant inputs into the model and the fair values determined were:

Employee Share Option Plan

Options granted with contractual life of 10 years			
Grant date	12 March 2007	12 March 2007	12 March 2007
Vesting date	12 March 2008	12 March 2009	12 March 2010
Expected life	5.5 years	6.0 years	6.5 years
Share price	S$3.60	S$3.60	S$3.60
Exercise price	S$3.32	S$3.32	S$3.32
Expected dividend yield	3.59%	3.47%	3.38%
Risk-free rate	2.96%	2.99%	3.02%
Volatility	42%[18]	41%[18]	41%[18]
Fair value per share option	S$1.28	S$1.28	S$1.30

Options granted with contractual life of 5 years			
Grant date	12 March 2007	12 March 2007	12 March 2007
Vesting date	12 March 2008	12 March 2009	12 March 2010
Expected life	3.0 years	3.5 years	4.0 years
Share price	S$3.60	S$3.60	S$3.60
Exercise price	S$3.32	S$3.32	S$3.32
Expected dividend yield	2.78%	3.10%	3.54%
Risk-free rate	2.85%	2.88%	2.91%
Volatility	36%[19]	36%[19]	37%[19]
Fair value per share option	S$0.95	S$1.00	S$1.03

[18] The expected share price volatility for options that vest on 12 March 2008, 12 March 2009 and 12 March 2010 is determined with reference to a statistical analysis of the continuously compounded daily rates of return on the shares 5.5 years, 6.0 years and 6.5 years prior to the date of grant respectively.

[19] The expected share price volatility for options that vest on 12 March 2008, 12 March 2009 and 12 March 2010 is determined with reference to a statistical analysis of the continuously compounded daily rates of return on the shares 3.0 years, 3.5 years and 4.0 years prior to the date of grant respectively.

(ii) *Performance Share Plan*

Performance shares are awarded to key executives conditional upon the Group meeting or exceeding a prescribed financial target condition during the performance period, and also conditional on the participants meeting their performance conditions. Pursuant to the terms of the NOL PSP, performance shares will vest after a specified number of years from the end of the performance period. Details of performance shares awarded to Executive Directors and employees are as follows:

Performance Shares	**(a)**	**(b)**	**(c)**	**(d)**	**Total**
Performance period					
From	27/12/03	01/01/05	31/12/05	30/12/06	
To	31/12/04[20]	30/12/05[21]	29/12/06[22]	28/12/07[23]	
Number of shares outstanding					
as at 30 December 2006	1,097,115	3,904,000	–	–	5,001,115
During the financial year					
– Shares awarded	–	–	1,858,000	–	1,858,000
– Shares vested	(548,556)	(1,324,651)	–	–	(1,873,207)
– Shares cancelled	–	(174,001)	(27,000)	–	(201,001)
Balance as at 28 December 2007	548,559	2,405,348	1,831,000	–	4,784,907

[20] From the end of the performance period, one-third of the performance shares awarded have each vested on 2 January 2006, 2 January 2007 and 2 January 2008.

[21] From the end of the performance period, one-third of the performance shares awarded have vested on 2 January 2007 and one-third have vested on 2 January 2008. The remaining one-third will vest on 2 January 2009.

[22] From the end of the performance period, one-third of the performance shares awarded have vested on 2 January 2008. One-third will vest on 2 January 2009 and the remaining one-third will vest on 2 January 2010.

[23] Performance shares for the performance period 30 December 2006 to 28 December 2007 will be awarded in 2008 after the announcement of the financial year 2007 annual results, upon review and approval by the Executive Resource and Compensation Committee.

The fair value of NOL performance shares awarded on 12 March 2007 was determined using the Black Scholes option pricing model on the date of award. The significant inputs into the model and the fair values determined were:

Performance Share Plan			
Award date	12 March 2007	12 March 2007	12 March 2007
Vesting date	2 January 2008	2 January 2009	2 January 2010
Contractual life	296 days	662 days	1,027 days
Share price	S$3.60	S$3.60	S$3.60
Exercise price	S$Nil	S$Nil	S$Nil
Expected dividend yield	2.74%	2.53%	2.96%
Risk-free rate	2.68%	2.73%	2.83%
Fair value per performance share	S$3.52	S$3.44	S$3.31

33. Employee Benefits (continued)

(a) Equity Compensation Benefits (continued)

(iii) Replacement Rights Plan

Replacement rights, which are cash settled, are awarded to key executives conditional upon the participants meeting their performance conditions. From the end of the performance period, 50% of the replacement rights awarded will vest after two years, and the remaining 50% after three years. Details of replacement rights awarded to Executive Directors and employees are as follows:

Replacement Rights	
Performance period[24]	
From	29/12/01
To	26/12/03[25]
Number of rights outstanding as at 30 December 2006	1,204,717
During the financial year	
- Rights vested	(1,204,717)
Balance as at 28 December 2007	-

[24] For key executives who were not eligible during the period 29 December 2001 to 27 December 2002, their performance period started from 28 December 2002 instead.

[25] From the end of the performance period, 50% of the replacement rights awarded have vested on 31 December 2005 and the remaining 50% have vested on 31 December 2006.

There were no new issue of replacement rights since the financial year ended 29 December 2006. Subsequent to the settlement of the replacement rights which vested on 31 December 2006, there were no replacement rights outstanding as at 28 December 2007.

(iv) Staff Share Ownership Scheme

The Group offers the Staff Share Ownership Scheme to all eligible Singapore employees. Certain companies in the Group will make corresponding contributions of S$0.50 for every S$1.00 contributed by the employees, up to a maximum of S$250 per month for each employee. All contributions collected will be credited to an employee benefit trust fund which will be used to buy the shares of the Company for issuance of units to the employees. Cash is paid to employees when they exercise the right to redeem the units or upon full withdrawal from the scheme, which may occur whilst in employment or on their last day of service with the Group. The redemption of units or withdrawal from the scheme is subject to the terms and conditions under the Staff Share Ownership Scheme. The Group consolidates the trust and the Company's shares held by the employee benefit trust are accounted for in accordance with FRS 32.

The fair value of the shares held under the Staff Share Ownership Scheme was determined based on the closing price of NOL shares as at 28 December 2007.

The number of shares held by employee benefit trust as at 28 December 2007 is disclosed in Note 31.

(b) Post-Employment Defined Benefit Plans

The Group has several defined benefit pension plans covering eligible employees of certain subsidiaries.

The Group also shares the cost of its health care benefits with eligible retired employees of certain subsidiaries and recognises the cost of providing health care and other benefits to retirees over the term of employee service.

The following tables summarise the components of net benefit expense recognised in the consolidated income statement and the funded status and amounts recognised in the consolidated balance sheet.

The amounts recognised in the income statement are as follows:

Net Benefit Expense

	Defined benefit pension plans		Post-retirement benefits	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Current service cost	10,437	10,946	1,024	931
Interest cost on benefit obligation	13,827	13,026	2,190	2,093
Expected return on plan assets	(13,915)	(12,933)	–	–
Net actuarial losses recognised	1,908	1,665	799	872
Past service cost	640	497	324	324
Curtailment effect	3,929	–	–	–
Net benefit expense (Note 8)	16,826	13,201	4,337	4,220
Actual return on plan assets	(19,429)	(23,424)	–	–

The amounts recognised in the balance sheet are as follows:

Net Benefit Liability

	Defined benefit pension plans		Post-retirement benefits	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Present value of funded benefits obligation	255,047	247,038	–	–
Fair value of plan assets	(207,150)	(199,567)	–	–
	47,897	47,471	–	–
Present value of unfunded benefits obligations	13,445	13,556	43,969	37,995
Unrecognised net actuarial losses	(50,074)	(48,338)	(17,654)	(13,513)
Unrecognised past service cost	(2,878)	(5,935)	(1,466)	(2,341)
Others	(59)	(74)	(136)	(136)
Net benefit liability	8,331	6,680	24,713	22,005
Represented by:				
Non-current asset (Note 23)	(7,049)	(7,312)	–	–
Non-current liability (Note 27)	15,380	13,992	24,713	22,005
Net benefit liability	8,331	6,680	24,713	22,005

33. Employee Benefits (continued)

(b) Post-Employment Defined Benefit Plans (continued)

The changes in the present value of defined benefit obligation are as follows:

Present Value of Defined Benefit Obligation

	Defined benefit pension plans		Post-retirement benefits	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Present value of defined benefit obligation at beginning of the financial year	260,594	236,271	37,995	35,959
Current service cost	10,437	10,946	1,024	931
Interest cost	13,827	13,026	2,190	2,093
Net actuarial losses	13,413	14,486	4,940	628
Benefits paid	(27,803)	(15,826)	(1,629)	(1,742)
Foreign subsidy on benefits paid	–	–	–	126
Past service cost	1,548	1,121	(551)	–
Curtailments	(4,264)	–	–	–
Foreign currency translation	740	570	–	–
Present value of defined benefit obligation at end of the financial year	268,492	260,594	43,969	37,995

The changes in the fair value of plan assets are as follows:

Fair Value of Plan Assets

	Defined benefit pension plans		Post-retirement benefits	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Fair value of plan assets at beginning of the financial year	199,567	177,054	–	–
Expected return on plan assets	13,915	12,933	–	–
Net actuarial gains	5,513	10,491	–	–
Employer contributions	15,126	14,932	1,629	1,742
Benefits paid	(27,803)	(15,826)	(1,629)	(1,742)
Foreign currency translation	832	(17)	–	–
Fair value of plan assets at end of the financial year	207,150	199,567	–	–

The net deficit as at the end of the current and previous financial years are as follows:

Net Deficit

	Defined benefit pension plans		Post-retirement benefits	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Defined benefit obligation	268,492	260,594	43,969	37,995
Plan assets	(207,150)	(199,567)	–	–
Deficit	61,342	61,027	43,969	37,995

The net actuarial losses/(gains) included in the changes in the present value of defined benefit obligation and fair value of plan assets during the current and previous financial years are as follows:

	Defined benefit pension plans		Post-retirement benefits	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Defined benefit obligation				
– Experience adjustments	16,104	12,051	(168)	(2,882)
– Effect of changes in assumptions	(2,691)	2,435	5,108	3,510
	13,413	14,486	4,940	628
Plan assets				
– Experience adjustments	(5,513)	(10,491)	–	–

The major categories of plan assets as a percentage of total plan assets as at balance sheet date are as follows:

Defined Benefit Pension Plans	2007 %	2006 %
Equity securities	67.3	67.8
Debt securities	28.0	27.1
Others	4.7	5.1
	100.0	100.0

The principal actuarial assumptions used in determining pension and post-retirement benefit obligations for the Group's plans are shown below:

Defined Benefit Pension Plans	2007 %	2006 %
Weighted average discount rate	5.5	5.3
Rate of increase in compensation levels	4.3	4.3
Expected long term rate of return on plan assets	6.9	7.2

Post-retirement Benefits	2007 %	2006 %
Weighted average discount rate	6.0	5.7
Rate of increase in cost of post-retirement benefits	9.0	9.0

The rate of increase in cost of post-retirement benefits is assumed to reduce to 5.0% by 2013 and thereafter.

Assuming healthcare trend rates have a significant effect on the amounts recognised in the income statement, a one percentage point change in assumed healthcare cost trend rates would have the following effects:

	One percentage point increase US$'000	One percentage point decrease US$'000
Effect on the aggregate of the current service cost and interest cost	517	(419)
Effect on post-retirement benefit obligation	6,083	(5,014)

The expected long term rate of return on plan assets is based on historical returns. This is in line with the rate of return for the next five years projected by external financial consultants, taking into consideration the Group's target asset allocation, capital market assumptions and expenses.

The expected contributions to be paid in the next financial year for pension plans and post-retirement benefits participated by the Group's employees are US$24.5 million and US$1.7 million respectively.

34. Contingent Liabilities

Protection and Indemnity Insurance

Protection and Indemnity ("P&I") insurance has been arranged to cover the legal liability of the Group for its shipping operations. Vessels operated by the Group are entered in P&I Clubs which are mutual protection and indemnity associations and members of the International Group of P&I Clubs. A member of the mutual association is subject to calls payable to the associations based on the member's claims records as well as the claim records of all other members in the International Group of P&I Clubs. In a mutual association, premiums are paid as advance calls during the policy year and these premiums form a basic fund out of which claims and other outgoings are met. This fund is invested and any income earned is added to it. This fund is supplemented, if necessary, by calls made after the end of the policy year so that when the policy year is finally closed, there is neither profit nor loss. A contingent liability (unsecured) exists for the Group to the extent that the aggregate claims records of all the members of the associations show significant deterioration which may result in additional calls on the members, the quantum of which is not ascertainable at the present time.

Litigation and Claims

In connection with the Group's operational activities, it may be liable for claims. Other than the provisions made in the consolidated financial statements, management believes that the Group is not liable under such claims, and/or that it is not possible to estimate the amount of additional losses, if any, that might result from adverse judgements against the Group.

Pension Plan Obligations

Except as noted below, the Group has not undertaken, and does not presently intend, to withdraw from any multi-employer plans to which it contributes, nor are there any known intentions to terminate the plans. Under the Multi-employer Pension Plan Amendments Act of 1980 in the United States of America, should either event occur with respect to a plan, the Group may be liable for its proportionate share of the plan's unfunded vested benefits. Based on information provided by the plan actuaries, assuming a withdrawal at 29 December 2006, the share of these unfunded vested benefits attributable to operations of the Group was approximately US$65.2 million. The unfunded vested benefits attributable to operations of the Group, assuming a withdrawal at 28 December 2007, is estimated to be US$63.9 million.

Employment Agreements

The Group has entered into employment agreements with certain of its executive officers. Each of the agreements provides for certain payments to the officer upon termination of employment by the Group other than as a result of death, disability (in most cases), or justified cause, as defined. In addition, the agreements with certain senior executives provide for certain payments to the officer if the officer terminates his or her employment under certain circumstances following a change in control of the respective legal entities. The estimated maximum future commitment under the foregoing termination provisions of these employment agreements, in the aggregate, was US$11.6 million as at 28 December 2007 (2006: US$15.8 million).

Tax Exposures

Before the tax limitation period expired at the end of 2006, a subsidiary of the Group, APL Co. Pte Ltd (the "subsidiary") received an income tax assessment on compensation damages that the subsidiary had received for premature termination of a long-term agreement it had previously enjoyed. The subsidiary has objected to the tax assessment as it has been advised that there ought to be no tax liability. As a result, the collection of the tax assessment has been stood over without penalties for the time being by the tax authority.

The subsidiary has also sought legal advice which opines that the grounds for objecting to the tax assessment are strong and, should it arise, the prospects of defeating the tax assessment in court are good. In addition, legal counsel has opined that the tax exposure to the Group is remote.

Other than the provision made in the consolidated financial statements, management, on the basis of the advice given, believes that the Group is not liable under such assessments.

Guarantees

In addition to the above, the Group and the Company have contingent liabilities in respect of:

	Group		Company	
	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000
Guarantees for bank loans and other drawn facilities received by:				
– Subsidiaries	–	–	523,758	644,017
– Others	7,606	11,176	7,606	11,176
	7,606	11,176	531,364	655,193

Excluded from the above figures are:

(a) Guarantees given by subsidiaries (without recourse to the Company) to third parties of US$157.0 million (2006: US$118.7 million) required for their operations.

(b) Estimated maximum guarantees of US$1.2 billion (2006: US$1.1 billion) provided by the Company to lessors for default payments on leasing of vessels, containers, chassis, warehouse and land by subsidiaries. The guarantee amounts will reduce accordingly upon lease payments made by the subsidiaries.

(c) Guarantees of US$1,237.9 million (2006: US$875.7 million) provided by the Company for facilities granted to subsidiaries which are unutilised as at balance sheet date.

The Group is a party to other various inquiries, administrative proceedings, litigation and other matters arising in the normal course of business. While any proceeding or litigation has an element of uncertainty, based upon information presently available, and in the light of legal and other defenses and insurance coverage and other potential sources of payment available to the Group, management believes that the final outcome of these matters will not have a material adverse impact on the Group's consolidated financial position or operations.

35. Commitments

(a) Capital Commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements are analysed as follows:

	Group		Company	
	2007	2006	2007	2006
	US$'000	US$'000	US$'000	US$'000
Capital commitments in respect of property, plant and equipment	1,721,545	528,227	956,564	–
Capital commitments in respect of intangible assets	740	291	–	–
	1,722,285	528,518	956,564	–

35. Commitments (continued)

(b) Operating Lease Commitments – Where the Group and Company are Lessees

The future aggregate minimum lease payable under non-cancellable operating leases of the Group are analysed as follows:

Group

As at 28 December 2007	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others US$'000	Total US$'000
Amount repayable in one year or less	630,000	19,803	85,551	28,488	72,186	836,028
Amount repayable in:						
2009	612,894	11,865	86,403	14,917	55,769	781,848
2010	593,110	507	87,413	9,708	34,310	725,048
2011	544,566	–	87,652	8,662	24,856	665,736
2012	483,102	–	84,529	8,662	17,931	594,224
Thereafter	1,682,878	–	1,000,970	19,319	41,096	2,744,263
	4,546,550	32,175	1,432,518	89,756	246,148	6,347,147

As at 29 December 2006	Vessels US$'000	Containers US$'000	Terminals US$'000	Chassis US$'000	Others US$'000	Total US$'000
Amount repayable in one year or less	485,977	37,194	73,179	31,105	65,673	693,128
Amount repayable in:						
2008	513,070	20,230	70,149	28,640	52,740	684,829
2009	487,785	12,084	67,209	14,987	43,026	625,091
2010	435,846	512	67,440	9,737	27,765	541,300
2011	418,666	–	67,682	8,684	21,038	516,070
Thereafter	1,655,514	–	875,335	28,052	49,991	2,608,892
	3,996,858	70,020	1,220,994	121,205	260,233	5,669,310

The main operating lease arrangements entered into by the Group as a lessee relate to long-term non-cancellable lease agreements for vessels. These leases have different terms and terminate at various dates. Specific clauses like rental escalation, renewal rights and purchase options can be found in some of these lease agreements.

The Group's operating lease commitments on vessels include US$2.0 billion (2006: US$2.1 billion) relating to lease arrangements wherein the minimum lease payments have not commenced and the underlying vessels are not in use as at balance sheet date.

Operating lease commitments included under others relate mainly to warehouse space, warehouse equipment, inland container yards, housing rental, office space and land. These include US$32.2 million (2006: US$38.2 million) relating to back-to-back leasing arrangements entered into by the Group with the landlord and customers, wherein the customers undertake to continue the lease with the landlord, or to reimburse the Group on all outstanding lease commitments, should they terminate their contracts with the Group.

There is no contingent rent component included under the above non-cancellable operating leases of the Group as at 28 December 2007 and 29 December 2006.

Company

The Company has no future minimum lease payable under non-cancellable operating leases as at 28 December 2007 and 29 December 2006.

(c) Operating Lease Commitments – Where the Group and Company are Lessors

(i) *For Leased-in Assets*
The future minimum lease payments receivable under non-cancellable sub-leases relating to a lease-in and a simultaneous lease out arrangement of the Group are as follows:

Group

As at 28 December 2007	**Vessels US$'000**	**Others US$'000**	**Total US$'000**
Amount receivable in one year or less	6,673	1,543	8,216
Amount receivable in:			
2009	–	457	457
	6,673	2,000	8,673

As at 29 December 2006	**Others US$'000**
Amount receivable in one year or less	1,528
Amount receivable in:	
2008	1,212
2009	457
	3,197

Operating lease commitments included under others relate to inland container yards.

There is no contingent rent component included under the above non-cancellable sub-leases relating to a lease-in and a simultaneous lease out arrangement of the Group as at 28 December 2007 and 29 December 2006.

Company

The Company has no future minimum lease payments receivable under non-cancellable sub-leases relating to a lease-in and a simultaneous lease out arrangement as at 28 December 2007 and 29 December 2006.

35. Commitments (continued)

(c) Operating Lease Commitments – Where the Group and Company are Lessors (continued)

(ii) For owned assets

The future minimum lease payments receivable under non-cancellable leases relating to a lease out arrangement for owned assets of the Group are as follows:

Group

As at 28 December 2007	Vessels US$'000	Others US$'000	Total US$'000
Amount receivable in one year or less	59,331	4,055	63,386
Amount receivable in:			
2009	15,882	2,108	17,990
2010	–	1,550	1,550
2011	–	105	105
2012	–	52	52
	75,213	7,870	83,083

As at 29 December 2006	Vessels US$'000	Others US$'000	Total US$'000
Amount receivable in one year or less	35,389	1,735	37,124
Amount receivable in:			
2008	37,477	1,254	38,731
2009	15,882	468	16,350
2010	–	309	309
2011	–	196	196
	88,748	3,962	92,710

Operating lease commitments included under others relate mainly to office space, land and buildings.

There is no contingent rent component included under the above non-cancellable leases relating to a lease out arrangement for assets owned by the Group as at 28 December 2007 and 29 December 2006.

Company

The Company has no future minimum lease payments receivable under non-cancellable leases relating to a lease out arrangement for owned assets as at 28 December 2007 and 29 December 2006.

36. Financial Risk Management

The Group is exposed to various market risks which include fluctuations in foreign currency exchange rates, interest rates and bunker prices. The Group's risk management program seeks to minimise potential volatility on its financial performance. Derivative financial instruments are employed to hedge certain market risk exposures. The Group does not engage in speculative trading.

The Board of Directors ("Board") has overall responsibility for managing the Group's financial risks. The Board has established the Enterprise Risk Management Committee, which oversees the risk management process and reviews the compliance of risk management measures in the Group. Various business and operating units identify and manage the significant risks associated with the business of the Group.

The Audit Committee evaluates the internal controls of the Group and is assisted by the external and/or internal auditors.

Financial risk management is carried out by the Group Treasury Department in accordance with policies approved by the Board. Group Treasury Department identifies, evaluates and hedges financial risks in close cooperation with the Group's business and operating units. Internal controls are achieved by way of segregating the front, middle and back offices. In addition, internal guidelines for approved dealing limits are in place to prevent unauthorised transactions. The Board is regularly updated on hedging activities.

(a) Market Risk Factors

The Group is exposed to the following risks:

(i) *Currency risk*
The Group's revenue streams are denominated primarily in United States Dollar ("USD"), the functional and presentation currency of the Group. There are some exposures from operating costs in other currencies, the most significant of which are the Singapore Dollar ("SGD"), Euro and Chinese Renminbi ("CNY"). For the Group, currency risk is mainly the risk of appreciation in such foreign currencies that will result in higher operating costs to the Group in USD.

To manage this risk, the Group uses foreign exchange forward contracts to hedge its non-USD forecast foreign exchange exposures. The Group also hedges its non-USD exposures from dividend declarations and capital reductions as they are determined. In addition, the Group also seeks to borrow in the same currency as its assets or investments, which are denominated primarily in USD.

During the financial year ended 28 December 2007, the Group's foreign exchange exposure from the above-mentioned three currencies is about US$550 million (2006: US$430 million). Every 1% change in the three currencies would impact the Group's profit before tax by approximately US$5.5 million (2006: US$4.3 million), before accounting for hedges and recovery from customers.

Quantitative Information and Sensitivity Analysis Required Under FRS 107:

As at balance sheet date, the Group's main exposure to foreign currency risk (in USD equivalent) is as follows:

		2007			2006	
	SGD	Euro	CNY	SGD	Euro	CNY
Group	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Trade and other receivables	5,525	29,862	11,913	7,391	16,003	4,895
Cash and cash equivalents	6,719	5,322	20,160	8,611	3,521	20,708
Long term loans receivable	99	–	–	205	-	-
Long term deposits	-	39	1,977	-	4	1,988
Borrowings	–	–	-	(38)	–	–
Trade and other payables	(22,799)	(62,628)	(42,892)	(27,303)	(48,628)	(46,309)
Gross balance sheet exposure	(10,456)	(27,405)	(8,842)	(11,134)	(29,100)	(18,718)

36. Financial Risk Management (continued)

(a) Market Risk Factors (continued)

(i) Currency risk (continued)

Quantitative Information and Sensitivity Analysis Required Under FRS 107 (continued):

As at balance sheet date, the Company's main exposure to foreign currency risk (in USD equivalent) is as follows:

Company	2007 SGD US$'000	2006 SGD US$'000
Trade and other receivables	136,120	109,675
Cash and cash equivalents	1,531	1,264
Long term loans receivable	99	168
Trade and other payables	(4,708)	(9,543)
Gross balance sheet exposure	133,042	101,564

Volatility of USD against the respective foreign currencies	2007 %	2006 %
SGD	5	4
Euro	8	6
CNY	5	2

Based on the above volatility of USD against the respective foreign currencies at balance sheet date, the Group's and Company's equity and income statement would have increased/(decreased) by the amounts shown below. This analysis assumes that all other variables, in particular interest rates and tax rates, remain constant.

	2007		2006	
Group	Equity US$'000	Income statement US$'000	Equity US$'000	Income statement US$'000
USD against SGD				
– strengthened	(707)	571	392	618
– weakened	782	(631)	(425)	(670)
USD against Euro				
– strengthened	(4,691)	2,145	(3,250)	1,476
– weakened	5,507	(2,518)	3,665	(1,664)
USD against CNY				
– strengthened	(2,896)	989	(212)	437
– weakened	3,202	(1,093)	220	(454)

	2007		2006	
Company	Equity US$'000	Income statement US$'000	Equity US$'000	Income statement US$'000
USD against SGD				
– strengthened	(6,767)	(6,335)	(3,906)	(3,906)
– weakened	7,479	7,002	4,232	4,232

(ii) Interest rate risk

For the Group, interest rate risk lies in the risk of increases in interest rates that will result in higher interest costs. The Group's interest rate exposure relates mainly to its floating-rate debt obligations which are primarily denominated in USD, with interest rate being re-set regularly at one, three or six month intervals.

Quantitative Information and Sensitivity Analysis Required Under FRS 107:

As at balance sheet date, the interest rate profile of the Group's and the Company's interest-bearing financial instruments are:

	Carrying amounts			
	Group		Company	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Fixed rate instruments				
Financial assets	101,859	123,282	4,476	5,486
Financial liabilities	(125,359)	(110,127)	-	-
Variable rate instruments				
Financial assets	405,724	574,924	43,053	28,301
Financial liabilities	(466,156)	(561,968)	-	-

Cash flow sensitivity analysis for variable rate instruments

Based on the outstanding financial instruments of the Group at balance sheet date, an increase/decrease of 100 (2006: 50) basis points in interest rates would have increased/decreased the Group's equity and income statement by approximately US$1.1 million (2006: US$0.06 million). This analysis excludes the financial impact from the interest expense on borrowings taken up for vessels financing, which has been capitalised when incurred.

A similar change in the interest rates would have increased/decreased the Company's equity and income statement by approximately US$0.4 million (2006: US$0.1 million).

Risk variables are based on volatility in interest rates. This analysis assumes that all other variables, in particular foreign currency rates and tax rates, remain constant.

36. Financial Risk Management (continued)

(a) Market Risk Factors (continued)

(iii) Bunker price risk

For the Group, bunker price risk lies in the risk of increases in bunker cost that will adversely affect the Group's earnings.

To manage bunker price risk, the Group uses bunker swap contracts and bunker call options. The Group's risk management policy is to hedge all its forecast bunker cost exposures not covered by customer service contracts, whenever they are identified.

During the financial year ended 28 December 2007, the Group consumed approximately 3.0 million (2006: 2.7 million) metric tons of bunker. The average price of bunker in 2007 is about US$354 per metric ton (2006: US$314 per metric ton) which translates to approximately US$1.05 billion (2006: US$0.85 billion) of bunker cost. Before accounting for hedges and recovery from customers, every 1% change in bunker price will impact the Group's bunker cost by approximately US$10.5 million (2006: US$8.5 million).

Quantitative Information and Sensitivity Analysis Required Under FRS 107:

Quantitative information on bunker swap contracts and bunker call options entered into by the Group as at balance sheet date are disclosed in Note 13.

Based on volatility in bunker price of 16% (2006: 19%) at balance sheet date, the Group's equity and income statement would have increased/(decreased) by the amounts shown below, as a result of changes in fair value of bunker swap contracts and bunker call options. This analysis assumes that all other variables, in particular interest rates and tax rates, remain constant.

Group	Equity US$'000	Income statement US$'000
2007		
Fair value changes on derivatives from increase in bunker price		
– Swaps	34,622	–
– Call options	8,106	–
	42,728	–
Fair value changes on derivatives from decrease in bunker price		
– Swaps	(34,622)	–
– Call options	(7,003)	–
	(41,625)	–
2006		
Fair value changes on derivatives from increase in bunker price		
– Swaps	19,005	–
– Call options	4,923	–
	23,928	–
Fair value changes on derivatives from decrease in bunker price		
– Swaps	(19,005)	–
– Call options	(6)	–
	(19,011)	–

(b) Credit and Counterparty Risks

(i) Credit risk

For the Group, credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. For trade receivables, the Group has implemented policies to ensure that credit sales of products and services are made to customers with an appropriate credit standing. Credit review, which takes into account qualitative and quantitative factors like the business performance and profile of the customer, is performed on customers and approved by management before the credit is granted. The customer's payment profile and credit exposure are monitored on an on-going basis by the management.

For other financial assets, the Group adopts the policy of dealing only with high credit quality counterparties.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk of the Group's and the Company's major classes of financial assets as at balance sheet date are:

	Carrying amounts			
	Group		Company	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Trade receivables	1,013,028	884,935	–	14
Cash and cash equivalents	504,365	694,313	44,584	26,111
Derivative financial instruments	119,918	45,225	57,990	41,526
Amounts due from subsidiaries (non-trade and loans)	–	–	576,477	732,850
	1,637,311	1,624,473	679,051	800,501

The credit risk for the Group's trade receivables is as follows:

	Carrying amounts	
Group	2007 US$'000	2006 US$'000
By geographical areas		
Americas	462,057	490,493
Europe	243,297	188,617
Asia/Middle East	307,674	205,825
	1,013,028	884,935

The aging of the Group's trade receivables as at balance sheet date is as follows:

Group	2007 US$'000	2006 US$'000
Current	754,731	639,670
Past due one to 30 days	182,394	152,666
Past due 31 to 120 days	54,894	50,124
Past due 121 days to one year	12,504	34,438
Past due more than one year	8,505	8,037
	1,013,028	884,935

36. Financial Risk Management (continued)

(b) Credit and Counterparty Risks (continued)

(i) Credit risk (continued)

Financial assets that are current and not impaired
Cash and cash equivalents and derivative financial instruments that are current and not impaired are deposits and financial instruments with banks and financial institutions with high credit-ratings assigned by international credit-rating agencies. Trade receivables that are current and not impaired mainly relate to freight charges collectable at destination for Free on Board shipments, as the full freight revenue for voyages are recognised as trade receivables.

Financial assets that are past due but not impaired
Trade receivables that are past due but not impaired are substantially with parties who have excellent credit ratings.

The aging of the Group's trade receivables that are past due but not impaired as at balance sheet date is as follows:

Group	2007 US$'000	2006 US$'000
Past due one to 30 days	5,059	20,302
Past due 31 to 120 days	9,112	14,393
Past due 121 days to one year	6,570	35,149
Past due more than one year	10,492	20,602
	31,233	90,446

Financial assets that are past due and impaired
The major financial asset of the Group that is impaired is trade receivables.

The carrying amount of the Group's trade receivables, which are determined to be impaired either on an individual or collective general basis, and the movements in the related allowance for impairment are as follows:

Group	2007 US$'000	2006 US$'000
Gross amount	814,265	642,383
Less: Allowance for impairment	(32,733)	(24,786)
	781,532	617,597
Movement in allowance for impairment:		
Beginning of the financial year	24,786	15,850
Allowance made during the financial year	11,678	15,691
Allowance utilised during the financial year	(3,731)	(6,836)
Foreign currency translation	–	81
End of the financial year	32,733	24,786

The allowance accounts in respect of trade receivables are used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable is written off.

Collaterals
The Group has lien on all cargoes as long as the cargoes remain in the Group's possession. Such lien may be enforced by the Group by public auction or private treaty, without notice to the customer.

(ii) *Counterparty risk*

To manage counterparty risk associated with its currency, interest rate and bunker price risk management programs, the Group selects counterparties based on a minimum credit rating of BBB or equivalent assigned by international credit-rating agencies and limits its exposure to any individual counterparty. Such counterparty exposures are regularly reviewed, and adjusted as necessary. This mitigates the risk of material losses arising in the event of non-performance by counterparties.

(c) Liquidity Risk

For the Group, liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations due to shortage of funds. The Group's exposure to liquidity risk may also arise from mismatches of the maturities of financial assets and liabilities. The Group maintains sufficient liquidity through a combination of cash and committed revolving facilities (which can be drawn down on short notice) to meet the Group's operational and investment needs on a continual basis.

The following are the contractual maturities of financial liabilities of the Group, including interest payments:

Group

As at 28 December 2007	Contractual cash flows US$'000	Within 2008 US$'000	From 2009 to 2013 US$'000	Thereafter US$'000
Non-derivative Financial Liabilities				
Secured bank borrowings	131,506	11,554	72,383	47,569
Unsecured bank borrowings	509,184	69,645	439,539	–
Senior Debentures due 2024	270,222	9,318	46,590	214,314
Finance lease liabilities	146	74	72	–
Trade and other payables	1,116,496	1,116,496	–	–
Derivative Financial Liabilities				
Bunker swaps	134	134	–	–
Foreign exchange forward contracts	1,373	1,373	–	–
Commitments				
Capital commitments	1,722,285	944,542	777,743	–
Operating lease commitments	6,347,147	836,028	3,273,622	2,237,497
	10,098,493	2,989,164	4,609,949	2,499,380

As at 29 December 2006	Contractual cash flows US$'000	Within 2007 US$'000	From 2008 to 2012 US$'000	Thereafter US$'000
Non-derivative Financial Liabilities				
Secured bank borrowings	128,638	11,172	58,371	59,095
Unsecured bank borrowings	632,594	164,376	102,850	365,368
Senior Debentures due 2024	279,540	9,318	46,590	223,632
Finance lease liabilities	564	435	129	-
Trade and other payables	915,633	915,633	-	-
Derivative Financial Liabilities				
Bunker swaps	22,477	22,477	–	–
Foreign exchange forward contracts	3,322	3,322	–	-
Commitments				
Capital commitments	528,518	244,829	283,689	-
Operating lease commitments	5,669,310	693,128	2,842,116	2,134,066
	8,180,596	2,064,690	3,333,745	2,782,161

The above excludes the payments and receipts under the reverse cross currency interest rate swap as it will be offset by the receipts and payments under the original swaps (Note 13).

36. Financial Risk Management (continued)

(c) Liquidity Risk (continued)

The following are the contractual maturities of financial liabilities of the Company, including interest payments:

Company

As at 28 December 2007	Contractual cash flows US$'000	Within 2008 US$'000	From 2009 to 2013 US$'000	Thereafter US$'000
Non-derivative Financial Liabilities				
Loans from subsidiaries	2,268	2,268	–	–
Trade and other payables	93,498	93,498	–	–
Derivative Financial Liabilities				
Foreign exchange forward contracts	10	10	–	–
Commitments				
Capital commitments	956,564	178,821	777,743	–
	1,052,340	274,597	777,743	–

As at 29 December 2006	Contractual cash flows US$'000	Within 2007 US$'000	From 2008 to 2012 US$'000	Thereafter US$'000
Non-derivative Financial Liabilities				
Loans from subsidiaries	8,539	8,539	–	–
Trade and other payables	86,703	86,703	–	–
	95,242	95,242	–	–

The above excludes the payments and receipts under the reverse cross currency interest rate swap as it will be offset by the receipts and payments under the original swaps (Note 13).

(d) Capital Management

The Group's capital management objectives are:-

(i) to maintain a capital base to ensure that the Group has adequate financial resources to continue as a going concern; and

(ii) to maximise the return on capital employed.

Specifically, the Group monitors its capital base from two perspectives:

(1) For cash flow planning, the Group forecasts its estimated operational cash flows, its investment and capital expenditure plans, its existing debt obligations and its dividend payouts based on its dividend policy. Where shortfalls are anticipated, the Group makes proactive plans to raise capital, either in the form of new debt or new equity. For any plans to increase debt or equity, the Group monitors the net gearing ratio to ensure the capital structure will continue to maintain market confidence in the Company.

$$\text{Net Gearing} = \frac{\text{Borrowings less Cash \& Cash equivalents}}{\text{Total Equity}}$$

As at 28 December 2007, the Group's net gearing is 0.03 times. The Group was in a net cash position as at 29 December 2006.

(2) To maximise the return on capital employed, the Group considers Borrowings and Shareholders' equity as its capital base. The Group monitors Return on Capital Employed ("ROCE") which is defined as:

$$\text{ROCE} = \frac{\text{Profit before Interest Expense and After Tax (relating to Core Operational Activities)}}{\text{Average Borrowings plus Average Shareholders' Equity}}$$

The Group's ROCE for the financial year 2007 is 18.4% (2006:14.7%).

In addition, the Group also monitors Economic Value Added, which includes the present value of future operating lease commitments as part of capital.

The Group's dividend policy is to return 20% of its annual net profits after tax or S$0.08 per share, whichever is higher. The Board, at its discretion, may decide to recommend a dividend payment which is higher than the dividend policy. From time to time, the Group makes on-market purchases of NOL shares. These purchases are executed independently by an external broker based on broad parameters provided by the Group. Shares purchased are intended to be used for fulfilling NOL's obligations from its share-based compensation schemes.

The Group and the Company are in compliance with all externally imposed capital requirements in certain countries, where applicable, for the financial years ended 28 December 2007 and 29 December 2006.

37. Related Party Transactions

(a) Sale and Purchase of Goods and Services

In addition to the related party information disclosed elsewhere in the financial statements, the following significant transactions between the Group and related parties, consisting of fellow subsidiaries of the ultimate holding company or associated companies of the Group, took place during the financial year at terms agreed between the parties:

	Group	
	2007 US$'000	2006 US$'000
Purchases of services from fellow subsidiaries of the ultimate holding company	145,089	131,144
Services rendered to fellow subsidiaries of the ultimate holding company	(656)	(2,751)
Interest income received/receivable from associated companies	(1,112)	(2,413)
Guarantee fee income received/receivable from an associated company	-	(33)

(b) Share Options Granted to Directors

The aggregate number of shares options granted to the Directors of the Company during the financial year was 432,000 (2006: 1,288,000). The share options were given on the same terms and conditions as those offered to other employees of the Group except for share options granted to Non-Executive Directors, which have exercise periods of five years (Note 33). For share options granted to Non-Executive Directors from 1 January 2004 and thereafter, a moratorium on the disposal of shares arising from the exercise of the share options is applicable during their term of service as a member of the Board of Directors of the Company, until six months after their term of office has been completed, and/or six months after resignation or retirement. The outstanding number of share options granted to the Directors of the Company at the end of the financial year was 1,337,000 (2006: 983,000).

(c) Key Management Personnel

(i) Loans to key management personnel
Loans given under the Group's approved housing, car and renovation loans scheme to key management personnel are as follows:

	Group	
	2007 US$'000	2006 US$'000
Housing, car and renovation loans receivable (non-current)	22	51

The housing, car and renovation loans receivable are included in non-current assets as loans receivable (Note 24). The loans are interest free except for a loan of US$0.03 million as at 29 December 2006, which bore interest at an effective interest rate of 4.25% per annum.

(ii) Key management personnel remuneration

The remuneration of the key management personnel includes base salary, performance bonus, share options, performance shares, replacement rights, benefits (including housing and allowances) and Directors' fees.

The total remuneration of key management personnel disclosed under this note is computed based on the cost incurred by the Group whereas the remuneration information disclosed under the "Remuneration for the Directors of the Company" and "Remuneration Bands for the Top Five Key Management Staff who are not also Directors of the Company" is derived based on the assumptions specified in the Corporate Governance report.

Key management personnel remuneration is as follows:

	Group	
	2007	**2006**
	US$'000	**US$'000**
Salaries, other short-term employee benefits and Directors' fees	11,373	10,092
Post-employment benefit plans	611	2,109
Termination benefits	-	292
Share-based compensation	3,228	3,514
	15,212	16,007

Included in the above is total compensation to Directors of the Company amounting to US$3.3 million (2006: US$3.2 million).

Notes:

(a) Key management personnel for 2007 and 2006 include:
- Executive Director: Thomas Held, (Group President and Chief Executive Officer – appointed in November 2006).
- Non-Executive Directors: Cheng Wai Keung, Friedbert Malt, Ang Kong Hua, Yasumasa Mizushima, James Connal Scotland Rankin, Robert Holland, Jr, Christopher Lau Loke Sam, Timothy Charles Harris, Peter Wagner, Bobby Chin Yoke Choong (appointed in December 2006), Simon Claude Israel (appointed in December 2006) and Tan Pheng Hock (appointed in December 2006).
- Corporate: Cedric Foo (Group Deputy President and Chief Financial Officer) and Wu Choy Peng (Group Chief Information Officer – appointed in July 2006).
- Business Units: Ronald Widdows (Chief Executive Officer, Liner) and Brian Lutt (President, Logistics).
- Regional Presidents: David Appleton (President, Europe), John Bowe (President, Americas), Kenneth Glenn (President, South Asia), Jim McAdam (President, Asia/Middle East) and Daniel Ryan (President, Greater China – appointed in August 2006).

(b) Included in 2007, but not in 2006, is the remuneration for:
- Business Unit: Steve Schollaert (President, Terminals – appointed in August 2007).

(c) Included in 2006, but not in 2007, are the remuneration for:
- Executive Director: David Lim Tik En (Group President and Chief Executive Officer – resigned as a Director and as an executive in October 2006).
- Non-Executive Director: Willie Cheng Jue Hiang (retired in April 2006).
- Corporate: Patricia Leung (Group Chief Financial Officer – resigned in December 2006), Kuok Lay Hoon (Group Chief Human Resources Officer – resigned in December 2006) and Cindy Stoddard (Group Chief Information Officer – resigned in April 2006).
- Regional President: Koay Peng Yen (President, Greater China – resigned in August 2006).

(d) Tax equalisation costs are derived based on cost incurred by the Group during the financial year.

38. Financial Information by Industry and Geographical Segments

Primary Segment Reporting By Business Segments

The principal activities of the Group include those relating to:

1. Liner – Global container transportation operations. It offers container shipping services in major trade lanes such as Transpacific, Intra-Asia, Transatlantic, Latin America and Asia-Europe.

2. Logistics – Global logistics provider with a comprehensive network of facilities and services to support the global supply chain management needs of customers. The range of services include consolidation, warehousing, global freight management (ocean, air, truck and rail), domestic distribution networks, international deconsolidation and information technologies that provide timely and accurate information to effectively manage supply chain activities.

The terms of inter-segment sales are established by negotiation between the various business units.

Unallocated income statement items represent income tax expense or credit, interest expense and interest income. However, costs are sometimes incurred at the enterprise level on behalf of a segment. Such costs are segment expenses if they relate to the segment's operating activities and they can be directly attributed or allocated to the segment on a reasonable basis.

Segment assets comprise primarily of property, plant and equipment, investment properties, intangible assets, goodwill arising on consolidation, inventories, receivables, operating cash and other investments and exclude fixed and demand deposits and deferred income tax assets. Segment liabilities comprise primarily of operating liabilities and exclude items such as income tax liabilities and borrowings.

Capital expenditure comprises additions to property, plant and equipment, investment properties and intangible assets, excluding those acquired through business combinations.

Primary Segment Reporting By Business Segments – Financial Year Ended 28 December 2007

	Liner US$'000	Logistics US$'000	Others US$'000	Elimination US$'000	Total US$'000
Revenues					
External sales	6,823,289	1,322,914	13,774	–	8,159,977
Inter-segment sales	28,676	29	115,580	(144,285)	–
Total revenue	6,851,965	1,322,943	129,354	(144,285)	8,159,977
Segment result	515,745	56,042	14,319	–	586,106
Interest expense					(36,465)
Interest income					25,776
Share of results of associated companies	–	2,787	513	–	3,300
Share of results of joint ventures	–	782	6,364	–	7,146
Profit before income tax					585,863
Income tax expense					(53,900)
Net profit for the financial year					531,963
Segment assets	3,725,472	308,093	886,142	(375,217)	4,544,490
Associated companies	–	11,166	3,941	–	15,107
Joint ventures	–	5,465	17,539	–	23,004
Unallocated assets					426,110
Consolidated total assets					5,008,711
Segment liabilities	1,554,575	343,668	136,460	(375,217)	1,659,486
Unallocated liabilities					642,008
Consolidated total liabilities					2,301,494
Other segment items:					
Capital expenditures					
– property, plant and equipment	632,339	24,742	254,749	–	911,830
– investment properties	–	–	18	–	18
– intangible assets	353	12,960	137	–	13,450
Depreciation	236,174	7,954	10,488	–	254,616
Amortisation	(3,287)	2,820	21	–	(446)
Net provision for/(write-back of) impairment	10,494	1,385	(773)	–	11,106
Other non-cash expenses	30,911	7,230	2,853	–	40,994

38. Financial Information by Industry and Geographical Segments (continued)

Primary Segment Reporting By Business Segments – Financial Year Ended 29 December 2006

	Liner US$'000	Logistics US$'000	Others US$'000	Elimination US$'000	Total US$'000
Revenues					
External sales	5,917,483	1,309,732	36,285	–	7,263,500
Inter-segment sales	29,034	107	99,405	(128,546)	–
Total revenue	5,946,517	1,309,839	135,690	(128,546)	7,263,500
Segment result	316,396	(48,168)	14,048	–	282,276
Interest expense					(37,502)
Interest income					23,794
Share of results of associated companies	–	2,846	(1,206)	–	1,640
Share of results of joint ventures	–	(917)	3,554	–	2,637
Profit before income tax					272,845
Income tax credit					100,390
Net profit for the financial year					373,235
Segment assets	3,069,547	297,603	811,503	(552,091)	3,626,562
Associated companies	–	8,736	–	–	8,736
Joint ventures	–	4,677	12,435	–	17,112
Unallocated assets					618,476
Consolidated total assets					4,270,886
Segment liabilities	1,564,280	251,354	139,641	(552,091)	1,403,184
Unallocated liabilities					725,607
Consolidated total liabilities					2,128,791
Other segment items:					
Capital expenditures					
– property, plant and equipment	160,241	10,423	1,717	–	172,381
– investment properties	–	–	5	–	5
– intangible assets	2,321	3,198	14	–	5,533
Depreciation	222,450	8,533	13,763	–	244,746
Amortisation	(539)	2,982	23	–	2,466
Net provision for impairment	15,144	103,724	8,057	–	126,925
Other non-cash expenses	47,215	3,537	6,403	–	57,155

Secondary Segment Reporting By Geographical Segments

In respect of liner activities which covers the world's major shipping lanes, the geographical segment of external sales are reported as follows:

Geographical Segments	Trade Lanes
Asia/Middle East	Intra-Asia
Europe	Asia-Europe Transatlantic
Americas	Transpacific Latin America

In respect of logistics activities, the geographical segments of external sales are reported based on the country where the services were significantly performed.

In respect of other activities, the geographical segments of external sales are reported based on the country of domicile of customers.

The Directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of vessels, drydocking costs and containers to specific geographical segments as defined under FRS 14 *Segment Reporting*. These vessels, together with the related drydocking costs, and containers are primarily utilised across geographic markets for shipment of cargoes throughout the world. This is in line with the industry practice.

38. Financial Information by Industry and Geographical Segments (continued)

Secondary Segment Reporting By Geographical Segments (continued)

	Sales		Total Assets	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Asia/Middle East	1,832,807	1,471,889	1,247,630	1,181,949
Europe	1,847,842	1,563,272	287,456	223,646
Americas	4,479,328	4,228,339	1,072,166	1,028,688
Subtotal	8,159,977	7,263,500	2,607,252	2,434,283
Vessels	–	–	1,662,040	1,385,651
Containers	–	–	666,585	396,796
Drydocking costs	–	–	72,834	54,156
Total	8,159,977	7,263,500	5,008,711	4,270,886

	Capital Expenditures					
	Property, plant and equipment		Investment Properties		Intangible Assets	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Asia/Middle East	32,059	18,586	18	5	12,548	40
Europe	2,991	752	–	–	5	14
Americas	102,065	56,434	–	–	897	5,479
Subtotal	137,115	75,772	18	5	13,450	5,533
Vessels	386,493	5,341	–	–	–	–
Containers	345,499	52,646	–	–	–	–
Drydocking costs	42,723	38,622	–	–	–	–
Total	911,830	172,381	18	5	13,450	5,533

39. New or Revised Accounting Standards and Interpretations

Certain new standards, amendments and interpretations to existing standards have been published and are mandatory for the Group's financial year beginning on or after 29 December 2007 or later years and which the Group has not early adopted. The impact from adoption of the interpretations which the Group will adopt in the financial year ending 26 December 2008 is set out below:

(a) INT FRS 111 Group and Treasury Share Transactions *(effective for annual periods beginning on or after 1 March 2007)*

INT FRS 111 clarifies that an arrangement where an entity receives goods or services as consideration for its own equity instruments shall be accounted for as an equity-settled share-based payment ("SBP") transaction, regardless of how the equity instruments needed are obtained. It also provides guidance on whether group SBP arrangements shall be classified as equity-settled or cash-settled SBP arrangements.

The Group operates an employee share option plan and a performance share plan and may use treasury shares to settle the obligations arising from the plans. As the Group's accounting treatment is in line with INT FRS 111, the adoption of the INT does not have any impact on the Group.

(b) INT FRS 112 Service Concession Arrangements *(effective for annual periods beginning on or after 1 January 2008)*
INT FRS 29 Service Concession Arrangements: Disclosures *(effective for annual periods beginning on or after 1 January 2008)*

INT FRS 112 addresses how operators shall account for rights and obligations arising from service concession arrangements, where control of the assets remains in public hands but the operator is responsible for construction activities, as well as for operating and maintaining the public sector infrastructure. INT FRS 29 addresses the disclosures relating to such service concession arrangements.

As none of the Group entities are operators of such arrangements, the adoption of INT FRS 112 and INT FRS 29 does not have any impact on the Group.

40. Authorisation of Financial Statements

These financial statements were authorised for issue in accordance with a resolution of the Directors on 12 February 2008.

41. Listings of Significant Subsidiaries

Details of significant subsidiaries of the Group are as follows:

Subsidiaries	Effective group equity interest 2007 %	2006 %	Country of incorporation/ Place of operation	Principal activities
Direct Interest:				
APL (Bermuda), Ltd[a]	100	100	Bermuda	Shipping services
APL Logistics Ltd[a]	100	100	Singapore	Logistics services
Indirect Interest:				
American President Lines, Ltd[a]	100	100	United States of America	Shipping services
APL Co. Pte Ltd[a]	100	100	Singapore	Shipping services
APL Logistics Hong Kong Ltd[b]	100	100	Hong Kong SAR	Logistics services
APL Logistics Transportation Management Services, Ltd.[b]	100	100	United States of America	Logistics services
APL Logistics Warehouse Management Services, Inc.[b]	100	100	United States of America	Logistics services
APL Logistics Warehouse Management Services de Mexico, S.A. de C.V.[b]	100	100	Mexico	Logistics services
APL Logistics (China) Ltd. [b]	100	100	China	Logistics services
Vascor, Ltd[b], [c]	50	50	United States of America	Logistics services

Notes:

[a] Audited by Ernst & Young, Singapore

[b] Audited by Ernst & Young firms outside Singapore

[c] Deemed to be a subsidiary as the Group controls the entity via veto rights.

In accordance with Rule 716 of the SGX-ST Listing Manual, the Audit Committee and Board of Directors of the Company confirmed that they are satisfied that the appointment of different auditors for its subsidiaries would not compromise the standard and effectiveness of the audit of the Group.

VALUE ADDED STATEMENT

For the Financial Year Ended 28 December 2007

	2007 US$'000	2006 US$'000
Revenue	8,159,977	7,263,500
Less: cost of sales and operating expenses	(6,764,126)	(6,202,722)
Value added from business unit operations	1,395,851	1,060,778
Write-back of net deferred tax liabilities[26]	-	119,911
Share of results of associated companies	3,300	1,640
Share of results of joint ventures	7,146	2,637
Other gains (net)	74,612	59,651
Value added available for distribution	1,480,909	1,244,617
Distribution:		
To employees in employee benefits	575,703	543,520
To providers of capital on:		
(a) interest on borrowings	36,465	37,502
(b) dividends to our partners in subsidiaries	897	2,166
(c) dividends to equity holders	139,899	75,423
To government in income and freight taxes	82,162	45,614
Retained for reinvestment and future growth :		
(a) depreciation	254,616	244,746
(b) minorities' share of profits in subsidiaries	8,305	7,326
(c) retained earnings	382,862	288,320
	1,480,909	1,244,617

	2007 US$	2006 US$
Value added per employee	129,292	108,948
Value added per US$ employment cost	2.57	2.29
Value added per US$ investment in property, plant and equipment and investment properties (before depreciation and impairment)	0.32	0.32
Value added per US$ sales	0.18	0.17

	2007	2006
Additional Information:		
Average number of employees	11,454	11,424
Cost of property, plant and equipment and investment properties (before depreciation and impairment) in US$'000	4,677,873	3,894,923

[26] Relates to the write-back of deferred tax liabilities arising from election of the US tonnage tax regime, partially offset by a write-down of deferred tax assets following a review of the warehousing service businesses.

The Value Added Statement does not form part of the audited financial statements.

SIMPLIFIED GROUP FINANCIAL POSITION

As at 28 December 2007

What We Owned	2007 US$'000	2006 US$'000
	5,008,711	4,270,886

	2007 US$'000	2007 %
Property, plant and equipment	2,812,777	56.2
Investment properties	21,348	0.4
Trade receivables	1,013,028	20.2
Inventories at cost	161,126	3.2
Other assets	1,000,432	20.0
	5,008,711	100.0

What We Owed	2007 US$'000	2006 US$'000
	5,008,711	4,270,886

	2007 US$'000	2007 %
Share capital	840,738	16.8
Treasury shares	(6,926)	(0.1)
Shares held by employee benefit trust	(610)	*
Reserves	1,828,716	36.5
Borrowings	591,515	11.8
Other current liabilities	1,489,668	29.7
Other non-current liabilities & minority interest	265,610	5.3
	5,008,711	100.0

* Denotes percentage of less than 0.05%.

The Simiplified Group Financial Position does not form part of the audited financial statements.

FIVE YEAR GROUP FINANCIAL STATISTICS

	2007 US$'000	2006 US$'000	2005 US$'000	2004 US$'000	2003 US$'000
Income					
Revenue	8,159,977	7,263,500	7,271,060	6,544,756	5,522,583
Profit before income tax and minority interest	585,863	272,845	874,121	873,814	456,723
Profit after income tax and minority interest	522,761	363,743	803,872	942,707	428,826
Selected Balance Sheet Data					
Current assets	1,884,123	1,784,681	2,159,544	1,673,736	1,309,093
Investments in associated companies	15,107	8,736	5,898	20	44
Investments in joint ventures	23,004	17,112	16,585	18,406	1,503
Available-for-sale financial assets	147	323	14,862	5,782	4,507
Property, plant and equipment	2,812,777	2,168,365	2,237,656	2,294,379	2,287,727
Investment properties	21,348	23,114	22,122	23,739	11,990
Deferred charges	4,213	3,311	1,887	1,407	4,746
Intangible assets	32,927	26,115	27,492	34,471	36,445
Goodwill arising on consolidation	121,454	121,454	221,453	221,453	267,898
Deferred income tax assets	20,506	43,786	34,366	41,825	41,024
Derivative financial instruments	-	-	28,851	-	-
Other non-current assets	73,105	73,889	44,186	53,724	98,760
Total Assets	5,008,711	4,270,886	4,814,902	4,368,942	4,063,737
Current borrowings	54,263	141,683	197,077	40,260	105,193
Other current liabilities	1,489,668	1,249,267	1,175,311	1,015,622	970,467
Non-current borrowings	537,252	530,412	510,261	745,141	1,147,126
Deferred income	537	5,478	10,543	15,388	20,784
Deferred income tax liabilities	18,180	17,148	137,509	168,937	256,459
Provisions and other non-current liabilities	201,594	184,803	158,293	189,248	248,440
Total Liabilities	2,301,494	2,128,791	2,188,994	2,174,596	2,748,469
Net Assets	2,707,217	2,142,095	2,625,908	2,194,346	1,315,268
Share capital and reserves	2,661,918	2,108,717	2,605,073	2,179,665	1,304,068
Minority interest	45,299	33,378	20,835	14,681	11,200
	2,707,217	2,142,095	2,625,908	2,194,346	1,315,268

Dividends Declared (Gross)	2007	2006	2005	2004	2003
Interim dividend (Singapore cents per share)	4.00[31]	4.00[31]	8.00[31]	8.75[28]	–
Final dividend (Singapore cents per share)	10.00[29]	4.00[29]	–[32]	14.69[29]	3.85[27]
Special dividend (Singapore cents per share)	-	–	–	21.69[30]	–
Dividend cover (times)	4	5	11	2	16

Capital Reduction	2007	2006	2005	2004	2003
Cash distribution (Singapore cents per share)	-	-	92.00[32]	-	-

Selected Ratios	2007	2006	2005	2004	2003
Return on ordinary share capital and reserves	23%	18%	34%	54%	53%
Return on total assets	11%	9%	18%	22%	10%
Net tangible assets per share (in US$)	1.74	1.39	1.66	1.37	0.79
Current assets to current liabilities	122%	128%	157%	159%	122%
Share capital and reserves to total assets	53%	49%	54%	50%	32%

27 Final taxable dividend

28 Interim taxable dividend

29 Final tax exempt (one-tier) dividend

30 Special tax exempt (one-tier) dividend

31 Interim tax-exempt (one-tier) dividend

32 In view of the cash distribution which was significantly higher than the Company's dividend policy, no final dividend was declared for the financial year 2005.

The Five Year Group Financial Statistics does not form part of the audited financial statements.

FIVE YEAR GROUP FINANCIAL STATISTICS

REVENUE (US$ BILLION)


9
8
7
6
5
4
3
2
1
0
2007 8.16
2006 7.26
2005 7.27
2004 6.54
2003 5.52

PROFIT (US$ MILLION)


1,000
800
600
400
200
0
Profit Before Income Tax & Minority Interest
Profit After Income Tax & Minority Interest
2007 585.9 522.8
2006 272.8 363.7
2005 874.1 803.9
2004 873.8 942.7
2003 456.7 428.8

TOTAL ASSETS (US$ MILLION)


6,000
5,000
4,000
3,000
2,000
1,000
0
2007 5,009
2006 4,271
2005 4,815
2004 4,369
2003 4,064

SHARE CAPITAL & RESERVES (US$ MILLION)


3,000
2,500
2,000
1,500
1,000
500
0
2007 2,661.9
2006 2,108.7
2005 2,605.1
2004 2,179.7
2003 1,304.1

GROSS DEBT TO EQUITY RATIO (TIMES)


1.0
0.8
0.6
0.4
0.2
0
2007 0.22
2006 0.31
2005 0.27
2004 0.36
2003 0.95

COST OF DEBT (%)
(INTEREST EXPENSE/AVERAGE BORROWINGS X 100%)


10
8
6
4
2
0
2007 5.9
2006 6.5
2005 5.4
2004 8.5
2003 5.7

The Five Year Group Financial Statistics does not form part of the audited financial statements.

BASIC EARNINGS PER SHARE (USc)



■	2007	35.72
■	2006	25.00
□	2005	55.35
□	2004	65.47
	2003	35.42

NET TANGIBLE ASSETS PER SHARE (US$)



■	2007	1.74
■	2006	1.39
□	2005	1.66
□	2004	1.37
	2003	0.79

PRICE/EARNINGS RATIO (TIMES)



■	2007	7.8
■	2006	5.4
□	2005	3.7
□	2004	2.2
	2003	2.5

NOL SHARE PRICE (S$)



		Year High (closing)	Year Low (closing)	Year Average (closing)
■	2007	6.15	2.09	4.21
■	2006	3.46	1.52	2.16
□	2005	4.20	2.84	3.42
□	2004	3.14	1.90	2.49
	2003	2.44	0.85	1.53

NOL MONTH-END SHARE PRICE (S$)


6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Jan'03 Feb Mar Apr May June July Aug Sep Oct Nov Dec
Jan'04 Feb Mar Apr May June July Aug Sep Oct Nov Dec
Jan'05 Feb Mar Apr May June July Aug Sep Oct Nov Dec
Jan'06 Feb Mar Apr May June July Aug Sep Oct Nov Dec
Jan'07 Feb Mar Apr May June July Aug Sep Oct Nov Dec

The Five Year Group Financial Statistics does not form part of the audited financial statements.

NEPTUNE ORIENT LINES LIMITED

456 Alexandra Road

#06-00 NOL Building

Singapore 119962

Telephone +65 6278 9000

Company Registration Number 196800632D

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Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	27-Mar-2008 17:30:41
Announcement No.	00075

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Notice of NOL's 39th Annual General Meeting
Description	Neptune Orient Lines Limited will be convening its 39th Annual General Meeting (AGM) on Wednesday, 16 April 2008. Attached is a copy of the AGM Notice, which will be publised in The Straits Times on Friday, 28 March 2008.
Attachments:	Notice_of_39th_AGM.pdf Letter_to_Shareholders.pdf Appendix_1.pdf Appendix_2.pdf Total size = **259K** (2048K size limit recommended)

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RECEIVED
2008 APR -3 A 11: 9
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 39th Annual General Meeting of Neptune Orient Lines Limited (the "**Company**") will be held on Wednesday, 16 April 2008 at 10.30 a.m. at 456 Alexandra Road, #04-00 (Lecture Theatre) NOL Building, Singapore 119962, for the purpose of transacting the following businesses:

Ordinary Business

1. To receive and adopt the Directors' Report and Accounts for the financial year ended 28 December 2007 and the Auditors' Report thereon. — Resolution 1

2. To approve the declaration of a final tax exempt (one-tier) dividend of 10.00 Singapore cents per share for the financial year ended 28 December 2007. — Resolution 2

3. To approve payments to Non-Executive Directors of S$1,832,658 for the financial year ended 28 December 2007 (FY 2006: S$902,753). — Resolution 3

   [See Explanatory Note (i)]

4. To approve payments to Non-Executive Directors of up to S$2,188,450 as Directors' fees for the financial year ending 26 December 2008. — Resolution 4

   [See Explanatory Note (ii)]

5. To re-elect the following Directors who retire pursuant to Article 97 of the Company's Articles of Association:
   (Directors due to retire by rotation and who are eligible for re-election)

   (a) Mr Cheng Wai Keung — Resolution 5
   (b) Mr Christopher Lau Loke Sam — Resolution 6
   (c) Mr Timothy Charles Harris — Resolution 7

   [See Explanatory Note (iii) for (a) to (c) above]

   Messrs Ang Kong Hua and Yasumasa Mizushima are not seeking re-election/re-appointment at the 39th Annual General Meeting.

6. To re-appoint Messrs Ernst & Young as the Company's Auditors and to authorise the Directors to fix their remuneration. — Resolution 8

   [See Explanatory Note (iv)]

Special Business

7. To consider and, if thought fit, passing with or without modifications, Resolutions relating to the following, each of which will be proposed as Ordinary Resolutions:

7.1 To approve the renewal of the Mandate for Directors to allot and issue shares subject to limits. Resolution 9

[See Explanatory Note (v)]

7.2 To approve the renewal of the Share Purchase Mandate. Resolution 10

[See Explanatory Note (vi)]

7.3 To approve the renewal of the Mandate for Interested Person Transactions. Resolution 11

[See Explanatory Note (vii)]

8. To transact any other business.

BY ORDER OF THE BOARD

Marjorie Wee/Wong Kim Wah (Ms)
Company Secretaries

28 March 2008, Singapore

Explanatory Notes:

(i) **Resolution 3**

The proposed payments of S$1,832,658 to Non-Executive Directors ("NEDs") for FY 2007 comprise basic Board fee and Board Committee/attendance fees. No share options will be granted to NEDs for the financial year ended 28 December 2007.

The amount of S$902,753 approved by shareholders in respect of FY 2006 consisted of basic Board fee and Board Committee/attendance fees. In addition, NEDs were granted share options with an aggregate value of S$436,519 for the financial year ended 29 December 2006, pursuant to the NOL Share Option Plan approved by Shareholders on 10 November 1999 and as modified from time to time. If the aggregate value of the share options granted to NEDs were included, the total compensation made to NEDs for FY 2006 would be S$1,339,272.

(ii) **Resolution 4**

Resolution 4 is to facilitate payment of Directors' fees to Non-Executive Directors on a current year basis, that is, for the financial year ending 26 December 2008 ("FY 2008"). The amount of Directors' fees specified in Resolution 4 is calculated based on the present number of Directors and the current schedule of Board and Committee meetings for FY 2008. It also includes an additional amount to provide for any additional fees which may be payable for FY 2008 due to changed or special circumstances, for example, where additional ad-hoc Board or Committee meetings are required to be held, or where new or additional Board or Committee members are appointed in the course of FY 2008. Please refer to the Company's Letter to Shareholders dated 28 March 2008 accompanying the Company's Annual Report 2007 for further details.

(iii) **Resolutions 5 to 7**

If re-elected, the respective Directors will remain as Members of the following Committees:

Name of Director	**Committee**
Mr Cheng Wai Keung*	Executive Committee (Chairman) Approval Committee (Chairman) Nominating Committee Executive Resource & Compensation Committee
Mr Christopher Lau Loke Sam*	Audit Committee (Chairman) Enterprise Risk Management Committee
Mr Timothy Charles Harris*	Executive Resource & Compensation Committee Enterprise Risk Management Committee

* Independent Director

(iv) **Resolution 8** seeks to obtain shareholders' approval to re-appoint Messrs Ernst & Young as the Company's auditors for FY 2008 and to authorise the Directors to fix their remuneration.

(v) **Resolution 9** seeks to authorise the Directors to issue shares and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding in total 50 per cent. of the total number of issued shares (excluding treasury shares) in the capital of the Company, of which up to 20 per cent. of the total number of issued shares (excluding treasury shares) may be issued other than on a *pro rata* basis to existing shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time that Resolution 9 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 9 is passed, and (b) any subsequent bonus issue, consolidation or subdivision of shares.

The full text of Resolution 9 is set out below:

"That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20 per cent. of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent bonus issue or consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."

(vi) **Resolution 10** seeks to renew the share purchase mandate for the Directors to purchase or otherwise acquire ordinary shares in the capital of the Company ("**shares**") of up to 10 per cent. of the total number of issued shares as at the date of the Annual General Meeting (excluding any shares which are held as treasury shares as at that date).

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a share will be determined by the Directors. The purchase price to be paid for the shares must not exceed, in the case of a market purchase, 105 per cent. of the Average Closing Price of the shares, and in the case of an off-market purchase, 110 per cent. of the Average Closing Price of the shares, in either case, excluding related expenses of the purchase or acquisition. For these purposes, "**Average Closing Price**" means the average of the closing market prices of the shares over the last five market days on which transactions in the shares were recorded on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") preceding the date of the relevant market purchase or, as the case may be, the date of the making of the offer pursuant to an off-market purchase and deemed to be adjusted in accordance with the Listing Manual of the SGX-ST for any corporate action that occurs after the relevant five-day period, and "**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for an off-market purchase, stating the purchase price (which shall not be more than the maximum price) for each share and the relevant terms of the equal access scheme for effecting the off-market purchase.

Purchases or acquisitions of shares may be made, at any time and from time to time, on and from the date of the Annual General Meeting at which the renewal of the share purchase mandate is approved, up to the date on which the next Annual General Meeting of the Company is held or required by law to be held, or the date on which the authority conferred by the share purchase mandate is revoked or varied, whichever is the earlier.

The Company will use internal resources or external borrowings or a combination of both to fund purchases of shares pursuant to the share purchase mandate. In purchasing or acquiring shares pursuant to the share purchase mandate, the Directors will, principally, consider the availability of internal resources. In addition, the Directors will also consider the availability of external financing. The amount of financing required for the Company to purchase or acquire its shares, and the impact on the Group's financial position, cannot be ascertained as at the date of this Notice as these will depend on whether the purchase or acquisition is made out of profits and/or capital, the number of shares purchased or acquired, the price at which such shares were purchased or acquired and whether the shares purchased or acquired are held in treasury or cancelled.

Based on the existing issued shares of the Company as at 3 March 2008 (the "**Latest Practicable Date**"), the purchase by the Company of 10 per cent. of its issued shares (excluding shares which are held as treasury shares) will result in the purchase or acquisition of a maximum number of 147,009,475 shares.

In the case of market purchases by the Company and assuming that the Company purchases or acquires the maximum number of 147,009,475 shares at the maximum price of S$3.42 for one share (being the price equivalent to five per cent. above the average of the closing market prices of the shares for the five consecutive market days on which the shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 147,009,475 shares is US$360,242,471[1].

In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the maximum number of 147,009,475 shares at the maximum price of S$3.58 for one share (being the price equivalent to 10 per cent. above the average of the closing market prices of the shares for the five consecutive market days on which the shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 147,009,475 shares is US$377,095,920[1].

The financial effects of the purchase or acquisition of such shares by the Company pursuant to the proposed share purchase mandate on the audited financial statements of the Group for the financial year ended 28 December 2007 based on these assumptions are set out in paragraph 2.6 of Appendix 1 to the 2007 Annual Report of the Company.

Further details of the terms of the share purchase mandate, including the full text of Resolution 10, are set out in Appendix 1 to the 2007 Annual Report of the Company.

(vii) **Resolution 11** seeks to renew the annual mandate to allow the Company, its subsidiaries and associated companies that are entities at risk, or any of them, to enter into certain Interested Person Transactions with persons who are considered "Interested Persons" (as defined in Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited). Details of the terms of the mandate, including the full text of Resolution 11, are set out in Appendix 2 to the 2007 Annual Report of the Company.

Other Notes:

1. A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

---

[1] Exchange rate used for conversion from S$ to US$ is 1.39565. The amount indicated excludes related expenses of the purchase or acquisition.

2. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962 not less than 48 hours before the time of the Annual General Meeting.

3. The 2007 Annual Report of the Company will be available at its website **http://www.nol.com.sg** from 29 March 2008. CPF Holders of the shares of the Company who wish to receive a printed copy of the Annual Report may send their request to the Vice President of Corporate Affairs at **Neptune Orient Lines Limited, 456 Alexandra Road, #06-00 NOL Building, Singapore 119962** (Tel. No. 6371-5397).

Notice of Books' Closure

NOTICE IS ALSO HEREBY GIVEN THAT subject to shareholders' approval being obtained for the proposed final tax-exempt (one-tier) dividend of 10.00 Singapore cents per share for the financial year ended 28 December 2007 ("dividend"), the Share Transfer Books and the Register of Members of the Company will be closed on 23 April 2008 to determine shareholders' entitlement to the dividend. Registrable Transfers received by the Company's Registrar, B.A.C.S. Private Limited, 63 Cantonment Road, Singapore 089758, up to 5.00 pm on 22 April 2008 will be registered to determine shareholders' entitlement to the dividend.

Payment of the dividend, if approved by shareholders, will be made on 5 May 2008.

By Order of the Board

Marjorie Wee/Wong Kim Wah (Ms)
Company Secretaries

28 March 2008, Singapore

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NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

Directors:

Cheng Wai Keung
Dr Friedbert Malt
Ang Kong Hua
Dr Thomas Held
Yasumasa Mizushima
James Connal Scotland Rankin
Robert Holland, Jr
Christopher Lau Loke Sam
Timothy Charles Harris
Peter Wagner
Bobby Chin Yoke Choong
Simon Claude Israel
Tan Pheng Hock

Registered Office:

456 Alexandra Road
#06-00 NOL Building
Singapore 119962

28 March 2008

To: The Shareholders of
Neptune Orient Lines Limited

Dear Sir/Madam

DIRECTORS' FEES FOR 2008

1. **Introduction.** We refer to ordinary business item 4 regarding the proposed payments to Non-Executive Directors of Neptune Orient Lines Limited (the "**Company**") of Directors' fees for financial year 2008 in the Notice of Annual General Meeting dated 28 March 2008 accompanying the Company's 2007 Annual Report.

2. **2008 Directors' Fees.** The proposal in ordinary business item 4 is to approve the payment of Directors' fees to the Non-Executive Directors of the Company for the financial year ending 26 December 2008 ("FY 2008").

   The amount of Directors' fees of up to S$2,188,450 for FY 2008 referred to in ordinary business item 4 is calculated based on the current number of Directors, anticipated number of Board Committees and composition of Committees, and anticipated number of Board and Committee meetings for FY 2008. It also includes an additional amount to provide for any additional fees which may be payable due to changed or special circumstances in FY 2008, for example, any increase in the number of anticipated Board or Committee meetings or the amount or scope of work being required of Directors or Committee members is more than is currently anticipated or, if additional Board or Committee members are appointed in the course of the year.

   If approved, the proposal will facilitate the payment to the Non-Executive Directors of Directors' fees on a current year basis, that is, for the current financial year ending 26 December 2008.

3. **Rationale.** Our practice in the past has been to obtain shareholders' approval at each Annual General Meeting for the payment of Directors' fees in arrears, that is, for the previous financial year just ended. As our Annual General Meetings are normally held within four months of the previous financial year end, this means that effectively, a Director will only receive payment for services rendered during the previous financial year some 16 months after the start of the previous financial year.

   In order to ensure that we are able to attract and retain the right calibre of Directors necessary to contribute effectively to the Board in an ever-increasingly competitive market, we believe that, not only must the right level of compensation be achieved, we must also do all we can to ensure that our Directors are paid on a timely basis. By obtaining approval for the payment of Directors' fees for the current financial year in terms of ordinary business item 4, we are able to ensure that, as with other service providers, our Non-Executive Directors are paid on a continuing "as-earned" basis, rather than in arrears after the financial year ends.

4. **Frequency of Payments.** If shareholders' approval is obtained for this proposal, it is our intention that payment to the Non-Executive Directors of the Directors' fees (pro-rated or apportioned accordingly) will be made after the close of each half year in FY 2008 in respect of the period then ended. In no event will the aggregate amount paid to Non-Executive Directors in FY 2008 exceed the amount proposed in ordinary business item 4. If, for unforeseen reasons, payments are required to be made to Directors in excess of the amount proposed in ordinary business item 4, we will revert to shareholders for approval at the subsequent Annual General Meeting before any such payments are made.

5. **Disclosure.** The actual amount paid in FY 2008 to Non-Executive Directors as Directors' fees will be disclosed in the Notice of next year's Annual General Meeting.

Yours faithfully
For and on behalf of
Neptune Orient Lines Limited

Marjorie Wee/Wong Kim Wah (Ms)
Company Secretaries

28 March 2008

This Appendix 1 is circulated to Shareholders of Neptune Orient Lines Limited (the "**Company**") together with the Company's 2007 Annual Report. Its purpose is to provide Shareholders with information on, and to explain the rationale for, the proposed renewal of the Share Purchase Mandate to be tabled at the Annual General Meeting to be held on 16 April 2008 at 10.30 a.m. at 456 Alexandra Road, #04-00 (Lecture Theatre) NOL Building, Singapore 119962.

If you are in any doubt as to the action that you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional advisers immediately.

The Notice of Annual General Meeting and a Proxy Form are enclosed with the 2007 Annual Report.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Appendix 1.

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

APPENDIX 1 IN RELATION TO THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

For the purposes of this Appendix 1, the following definitions apply throughout unless otherwise stated:

"AGM"	:	The Annual General Meeting of the Company to be held on 16 April 2008.
"CDP"	:	The Central Depository (Pte) Limited.
"2007 Circular"	:	The Company's Circular to Shareholders dated 2 April 2007.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Company"	:	Neptune Orient Lines Limited.
"Directors"	:	The directors of the Company for the time being.
"2007 AGM"		The annual general meeting of the Company held on 18 April 2007.
"EPS"	:	Earnings per Share.
"Group"	:	The Company and its subsidiaries.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Appendix 1, being 3 March 2008.
"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"NAV"	:	Net asset value.
"Securities Accounts"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Purchase Mandate"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Shares.
"Shareholders"	:	Registered holders of Shares except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context admits, mean the Depositors whose Securities Accounts are credited with Shares.
"Shares"	:	Ordinary shares in the capital of the Company.
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers.
"Temasek"	:	Temasek Holdings (Private) Limited.
"S$"**, **"$" and **"cents"**	:	Singapore dollars and cents, respectively.
"US$"	:	United States of America dollars.
"%" or **"per cent."**	:	Per centum or percentage.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Appendix 1 to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Appendix 1 shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Appendix 1 are inserted for convenience only and shall be ignored in construing this Appendix 1.

Any reference to a time of day in this Appendix 1 is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Appendix 1 between the listed amounts and the totals thereof are due to rounding.

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

1. Introduction

1.1 Shareholders had approved the renewal of the Share Purchase Mandate at the 2007 AGM. The authority and limitations placed on the Share Purchase Mandate were set out in the 2007 Circular and Ordinary Resolution 14 set out in the Notice of the 2007 AGM.

The Share Purchase Mandate was expressed to take effect on the date of the passing of Ordinary Resolution 14 at the 2007 AGM and will expire on the date of the forthcoming AGM to be held on 16 April 2008. Accordingly, Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the AGM.

1.2 The purpose of this Appendix 1, to be circulated to Shareholders together with the Company's 2007 Annual Report, is to provide Shareholders with information on, and to explain the rationale for, the proposed renewal of the Share Purchase Mandate to be tabled at the AGM.

2. The Proposed Renewal of the Share Purchase Mandate

2.1 The rationale for the Company to undertake the purchase or acquisition of its Shares, as previously stated in the 2007 Circular, is as follows:

(a) Share purchases give the Company a relatively convenient, expedient and cost-efficient mechanism to facilitate the return of funds which are surplus to its requirements.

(b) Share purchase is one of the ways in which the return on equity of the Company may be enhanced.

(c) The flexibility provided by the Share Purchase Mandate allows the Directors to better manage the Company's capital structure, dividend payout and cash reserves.

The purchase of Shares may, depending on market conditions and funding arrangements at the time, lead to an enhancement of EPS and/or NAV per Share, and will only be made when the Directors believe that such purchases would benefit the Company and increase economic value for Shareholders. No purchase of Shares will be made in circumstances which may or would have a material adverse effect on the liquidity and capital of the Company and the Group.

2.2 The authority and limitations placed on the Share Purchase Mandate, if renewed at the AGM, are the same as were previously approved by Shareholders at the 2007 AGM, and are summarised below:

2.2.1 ***Maximum Number of Shares***

The total number of Shares which may be purchased or acquired by the Company pursuant to the Share Purchase Mandate is limited to that number of Shares representing not more than 10% of the total number of issued Shares of the Company as at the date of the AGM. Any of the Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

Purely for illustrative purposes, based on 1,471,547,462 Shares in issue as at the Latest Practicable Date, and disregarding 1,452,717 Shares held by the Company as treasury shares as at the Latest Practicable Date, and assuming no further Shares are issued, and no further Shares are purchased or acquired by the Company and no Shares purchased or acquired by the Company are held by the Company as treasury shares, on or prior to the AGM, the purchase by the Company of up to the maximum limit of 10% of

its issued Shares will result in the purchase or acquisition of 147,009,475 Shares (representing 10% of the Shares in issue as at that date, disregarding the Shares held in treasury).

2.2.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the date of the AGM at which the renewal of the Share Purchase Mandate is approved, up to:

(a) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

2.2.3 ***Manner of Purchases or Acquisitions of Shares***

Purchases or acquisitions of Shares may be made by way of:

(a) on-market purchases ("**Market Purchases**") transacted on the SGX-ST; and/or

(b) off-market purchases ("**Off-Market Purchases**") effected pursuant to an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes.

An Off-Market Purchase must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If the Company wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(1) terms and conditions of the offer;

(2) period and procedures for acceptances; and

(3) information required under Rules 883(2), (3), (4) and (5) of the Listing Manual.

2.2.4 ***Purchase Price***

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors. The purchase price to be paid for the Shares must not exceed:

(a) in the case of a Market Purchase, 105% of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110% of the Average Closing Price of the Shares,

in either case, excluding related expenses of the purchase or acquisition.

For the above purposes:

"**Average Closing Price**" means the average of the closing market prices of the Shares over the last five Market Days on which transactions in the Shares were recorded on the SGX-ST preceding the date of the relevant Market Purchase or, as the case may be, the date of the making of the offer pursuant to an Off-Market Purchase and deemed to be adjusted in accordance with the Listing Manual for any corporate action that occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for an Off-Market Purchase, stating the purchase price (which shall not be more than the maximum price) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

2.3 Shares purchased or acquired by the Company are deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Share will expire on such cancellation) unless such Shares are held by the Company as treasury shares. The total number of issued Shares will be diminished by the number of Shares purchased or acquired by the Company, which are cancelled and are not held as treasury shares.

2.4 Under the Companies Act, Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarised below:

2.4.1 ***Maximum Holdings***

The number of Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Shares.

2.4.2 ***Voting and Other Rights***

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. A subdivision or consolidation of any treasury share into treasury shares of a smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

2.4.3 ***Disposal and Cancellation***

Where Shares are held as treasury shares, the Company may at any time but subject always to the Take-over Code:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

Under the Listing Manual, an immediate announcement must be made of any sale, transfer, cancellation and/or use of treasury shares. Such announcement must include details such as the date of the sale, transfer, cancellation and/or use of such treasury shares, the purpose of such sale, transfer, cancellation and/or use of such treasury shares, the number of treasury shares which have been sold, transferred, cancelled and/or used, the number of treasury shares before and after such sale, transfer, cancellation and/or use, the percentage of the number of treasury shares against the total number of issued shares (of the same class as the treasury shares) which are listed on the SGX-ST before and after such sale, transfer, cancellation and/or use, and the value of the treasury shares if they are used for a sale or transfer, or cancelled.

2.5 Under the Companies Act, the Company may purchase or acquire its Shares out of its distributable profits, as well as out of capital.

The Company will use internal resources or external borrowings or a combination of both to fund purchases of Shares pursuant to the Share Purchase Mandate. In purchasing or acquiring Shares pursuant to the Share Purchase Mandate, the Directors will, principally, consider the availability of internal resources. In addition, the Directors will also consider the availability of external financing. However, in considering the option of external financing, the Directors will consider particularly the prevailing gearing level of the Group. The Directors will only make purchases or acquisitions pursuant to the Share Purchase Mandate in circumstances which they believe will not result in any material adverse effect to the financial position of the Company or the Group.

2.6 The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the Share Purchase Mandate will depend on, *inter alia,* whether the Shares are purchased or acquired out of profits and/or capital of the Company, the number of Shares purchased or acquired, the price paid for such Shares and whether the Shares purchased or acquired are held in treasury or cancelled. The financial effects on the Group, based on the audited financial statements of the Group for the financial year ended 28 December 2007, are based on the assumptions set out below.

2.6.1 ***Purchase or Acquisition out of Profits and/or Capital***

Under the Companies Act, purchases or acquisitions of Shares by the Company may be made out of the Company's profits and/or capital.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of profits, such consideration (excluding brokerage, commission, applicable goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of cash dividends by the Company.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of cash dividends by the Company will not be reduced, but the capital will be reduced.

2.6.2 ***Number of Shares Acquired or Purchased***

Based on 1,471,547,462 Shares in issue as at the Latest Practicable Date, and disregarding 1,452,717 Shares held by the Company as treasury shares as at the Latest Practicable Date, and assuming no further Shares are issued, and no further Shares are purchased or acquired by the Company and no Shares purchased or acquired by the Company are held by the Company as treasury shares, on or prior to the AGM, the purchase by the Company of up to the maximum limit of 10% of its issued Shares will result in the purchase or acquisition of 147,009,475 Shares (representing 10% of the Shares in issue as at that date, disregarding the Shares held in treasury), if the Shares are to be cancelled after purchase or acquisition.

As 1,452,717 Shares have been bought back and held as treasury shares as at the Latest Practicable Date, the maximum number of Shares which may be further purchased and held as treasury shares will be reduced from 147,009,475 Shares to 145,702,029 Shares.

2.6.3 ***Maximum Price Paid for Shares Acquired or Purchased***

In the case of Market Purchases by the Company and assuming that the Company purchases or acquires the maximum number of 147,009,475 Shares at the maximum price of S$3.42 for one Share (being the price equivalent to 5% above the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 147,009,475 Shares is US$360,242,471[1].

In the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires the maximum number of 147,009,475 Shares at the maximum price of S$3.58 for one Share (being the price equivalent to 10% above the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 147,009,475 Shares is US$377,095,920[1].

2.6.4 ***Illustrative Financial Effects***

The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, whether the purchase or acquisition is made out of profits and/or capital, the aggregate number of Shares purchased or acquired and the consideration paid at the relevant time and whether the Shares purchased or acquired are cancelled or held in treasury.

For illustrative purposes only and on the basis of the assumptions set out in paragraphs 2.6.2 and 2.6.3 above, the financial effects on the audited financial statements of the Group for the financial year ended 28 December 2007 are set out below and assuming the following:

(a) the purchase or acquisition of 147,009,475 Shares by the Company pursuant to the Share Purchase Mandate by way of Market Purchases made entirely out of profits or capital and cancelled;

---

(1) Exchange rate used for conversion from S$ to US$ is 1.39565. The amount indicated excludes related expenses of the purchase or acquisition.

(b) the purchase or acquisition of 145,702,029 Shares by the Company pursuant to the Share Purchase Mandate by way of Market Purchases made entirely out of profits or capital and held in treasury;

(c) the purchase or acquisition of 147,009,475 Shares by the Company pursuant to the Share Purchase Mandate by way of Off-Market Purchases made entirely out of profits or capital and cancelled; and

(d) the purchase or acquisition of 145,702,029 Shares by the Company pursuant to the Share Purchase Mandate by way of Off-Market Purchases made entirely out of profits or capital and held in treasury.

Scenario 1(A)

Market Purchases made entirely out of profits and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 28 December 2007		
Share Capital	840,738	840,738
Treasury Shares	(6,926)	(6,926)
	833,812	833,812
Shares Held by Employee Benefit Trust	(610)	(610)
Treasury Shares Reserve	(78)	(78)
Retained Earnings	1,726,025	1,365,783
Share-Based Compensation Reserve	29,207	29,207
Other Reserves	73,562	73,562
Shareholders' Funds	2,661,918	2,301,676
Current Assets	1,884,123	1,523,881
Current Liabilities	1,543,931	1,543,931
Total Borrowings	591,515	591,515
Cash and Cash Equivalents	504,365	144,123
Number of Shares[1] ('000)	1,467,715	1,320,706
Financial Ratios		
Basic EPS (US$)	0.36	0.40
NAV per Share (US$)	1.81	1.74
Net Gearing[2] (times)	0.03	0.19
Current Ratio (times)	1.22	0.99

<u>Scenario 1(B)</u>

Market Purchases made entirely out of profits and held in treasury

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
<u>As at 28 December 2007</u>		
Share Capital	840,738	840,738
Treasury Shares	(6,926)	(6,926)
	833,812	833,812
Shares Held by Employee Benefit Trust	(610)	(610)
Treasury Shares Reserve	(78)	(78)
Retained Earnings	1,726,025	1,726,025
Treasury Shares	–	(357,039)
	1,726,025	1,368,986
Share-Based Compensation Reserve	29,207	29,207
Other Reserves	73,562	73,562
Shareholders' Funds	2,661,918	2,304,879
Current Assets	1,884,123	1,527,084
Current Liabilities	1,543,931	1,543,931
Total Borrowings	591,515	591,515
Cash and Cash Equivalents	504,365	147,326
Number of Shares[1] ('000)	1,467,715	1,322,013
<u>Financial Ratios</u>		
Basic EPS (US$)	0.36	0.40
NAV per Share (US$)	1.81	1.74
Net Gearing[2] (times)	0.03	0.19
Current Ratio (times)	1.22	0.99

__Scenario 1(C)__

Market Purchases made entirely out of capital and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
__As at 28 December 2007__		
Share Capital	840,738	480,496
Treasury Shares	(6,926)	(6,926)
	833,812	473,570
Shares Held by Employee Benefit Trust	(610)	(610)
Treasury Shares Reserve	(78)	(78)
Retained Earnings	1,726,025	1,726,025
Share-Based Compensation Reserve	29,207	29,207
Other Reserves	73,562	73,562
Shareholders' Funds	2,661,918	2,301,676
Current Assets	1,884,123	1,523,881
Current Liabilities	1,543,931	1,543,931
Total Borrowings	591,515	591,515
Cash and Cash Equivalents	504,365	144,123
Number of Shares[1] ('000)	1,467,715	1,320,706
__Financial Ratios__		
Basic EPS (US$)	0.36	0.40
NAV per Share (US$)	1.81	1.74
Net Gearing[2] (times)	0.03	0.19
Current Ratio (times)	1.22	0.99

Scenario 1(D)

Market Purchases made entirely out of capital and held in treasury

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 28 December 2007		
Share Capital	840,738	840,738
Treasury Shares	(6,926)	(363,965)
	833,812	476,773
Shares Held by Employee Benefit Trust	(610)	(610)
Treasury Shares Reserve	(78)	(78)
Retained Earnings	1,726,025	1,726,025
Share-Based Compensation Reserve	29,207	29,207
Other Reserves	73,562	73,562
Shareholders' Funds	2,661,918	2,304,879
Current Assets	1,884,123	1,527,084
Current Liabilities	1,543,931	1,543,931
Total Borrowings	591,515	591,515
Cash and Cash Equivalents	504,365	147,326
Number of Shares[1] ('000)	1,467,715	1,322,013
Financial Ratios		
Basic EPS (US$)	0.36	0.40
NAV per Share (US$)	1.81	1.74
Net Gearing[2] (times)	0.03	0.19
Current Ratio (times)	1.22	0.99

Scenario 2(A)

Off-Market Purchases made entirely out of profits and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 28 December 2007		
Share Capital	840,738	840,738
Treasury Shares	(6,926)	(6,926)
	833,812	833,812
Shares Held by Employee Benefit Trust	(610)	(610)
Treasury Shares Reserve	(78)	(78)
Retained Earnings	1,726,025	1,348,929
Share-Based Compensation Reserve	29,207	29,207
Other Reserves	73,562	73,562
Shareholders' Funds	2,661,918	2,284,822
Current Assets	1,884,123	1,507,027
Current Liabilities	1,543,931	1,543,931
Total Borrowings	591,515	591,515
Cash and Cash Equivalents	504,365	127,269
Number of Shares[1] ('000)	1,467,715	1,320,706
Financial Ratios		
Basic EPS (US$)	0.36	0.40
NAV per Share (US$)	1.81	1.73
Net Gearing[2] (times)	0.03	0.20
Current Ratio (times)	1.22	0.98

Scenario 2(B)

Off-Market Purchases made entirely out of profits and held in treasury

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 28 December 2007		
Share Capital	840,738	840,738
Treasury Shares	(6,926)	(6,926)
	833,812	833,812
Shares Held by Employee Benefit Trust	(610)	(610)
Treasury Shares Reserve	(78)	(78)
Retained Earnings	1,726,025	1,726,025
Treasury Shares	–	(373,742)
	1,726,025	1,352,283
Share-Based Compensation Reserve	29,207	29,207
Other Reserves	73,562	73,562
Shareholders' Funds	2,661,918	2,288,176
Current Assets	1,884,123	1,510,381
Current Liabilities	1,543,931	1,543,931
Total Borrowings	591,515	591,515
Cash and Cash Equivalents	504,365	130,623
Number of Shares[1] ('000)	1,467,715	1,322,013
Financial Ratios		
Basic EPS (US$)	0.36	0.40
NAV per Share (US$)	1.81	1.73
Net Gearing[2] (times)	0.03	0.20
Current Ratio (times)	1.22	0.98

Scenario 2(C)

Off-Market Purchases made entirely out of capital and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 28 December 2007		
Share Capital	840,738	463,642
Treasury Shares	(6,926)	(6,926)
	833,812	456,716
Shares Held by Employee Benefit Trust	(610)	(610)
Treasury Shares Reserve	(78)	(78)
Retained Earnings	1,726,025	1,726,025
Share-Based Compensation Reserve	29,207	29,207
Other Reserves	73,562	73,562
Shareholders' Funds	2,661,918	2,284,822
Current Assets	1,884,123	1,507,027
Current Liabilities	1,543,931	1,543,931
Total Borrowings	591,515	591,515
Cash and Cash Equivalents	504,365	127,269
Number of Shares[1] ('000)	1,467,715	1,320,706
Financial Ratios		
Basic EPS (US$)	0.36	0.40
NAV per Share (US$)	1.81	1.73
Net Gearing[2] (times)	0.03	0.20
Current Ratio (times)	1.22	0.98

Scenario 2(D)

Off-Market Purchases made entirely out of capital and held in treasury

	Group Before Share Purchase US$'000	Group After Share Purchase US$'000
As at 28 December 2007		
Share Capital	840,738	840,738
Treasury Shares	(6,926)	(380,668)
	833,812	460,070
Shares Held by Employee Benefit Trust	(610)	(610)
Treasury Shares Reserve	(78)	(78)
Retained Earnings	1,726,025	1,726,025
Share-Based Compensation Reserve	29,207	29,207
Other Reserves	73,562	73,562
Shareholders' Funds	2,661,918	2,288,176
Current Assets	1,884,123	1,510,381
Current Liabilities	1,543,931	1,543,931
Total Borrowings	591,515	591,515
Cash and Cash Equivalents	504,365	130,623
Number of Shares[1] ('000)	1,467,715	1,322,013
Financial Ratios		
Basic EPS (US$)	0.36	0.40
NAV per Share (US$)	1.81	1.73
Net Gearing[2] (times)	0.03	0.20
Current Ratio (times)	1.22	0.98

Notes:

(1) The number of Shares which may be held as treasury shares cannot at any time exceed 10% of the total number of issued Shares. As 1,452,717 Shares have been bought back and held as treasury shares as at the Latest Practicable Date, the maximum number of Shares which may be further purchased and held as treasury shares will be reduced from 147,009,475 Shares to 145,702,029 Shares. The financial effects under Scenarios 1(B), 1(D), 2(B) and 2(D) are computed based on 145,702,029 Shares purchased and held as treasury shares. For Scenarios 1(A), 1(C), 2(A) and 2(C), the financial effects are computed based on 147,009,475 Shares purchased and cancelled.

(2) For the purposes of the above calculations, "Net Gearing" means the ratio of total borrowings less cash and cash equivalents to the shareholders' funds (including minority interest).

The financial effects set out above are for illustrative purposes only. Although the Share Purchase Mandate would authorise the Company to purchase or acquire up to 10% of the issued Shares (excluding Shares held in treasury), the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire 10% of the issued Shares (excluding Shares held in treasury). In addition, the Company may cancel all or part of the Shares repurchased or hold all or part of the Shares repurchased in treasury.

2.7 Shareholders who are in doubt as to their respective tax positions or the tax implications of Share purchase or acquisitions by the Company, or who may be subject to tax whether in or outside Singapore, should consult their own professional advisers.

2.8 The Listing Manual requires a listed company to ensure that at least 10% of the total number of issued shares (excluding treasury shares, preference shares and convertible equity securities) in a class that is listed is at all times held by the public. As at the Latest Practicable Date, Temasek, a substantial Shareholder, has a direct and deemed interest in approximately 67.77%, and AXA S.A, the other substantial shareholder, has a deemed interest in approximately 5.23%, of the issued Shares (excluding Shares held in treasury). As at that date, public shareholders hold approximately 26.89% of the issued Shares (excluding Shares held in treasury).

The Company is of the view that there is a sufficient number of Shares in issue held by public Shareholders which would permit the Company to undertake purchases or acquisitions of its Shares through Market Purchases up to the full 10% limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST, causing market illiquidity or affecting orderly trading.

2.9 The Listing Manual does not expressly prohibit any purchase of shares by a listed company during any particular time or times. However, the Company will not purchase its Shares at a time when it is in possession of material price sensitive information which has not been publicly announced. In line with best practices on securities dealings set out in the Listing Manual, the Company shall not deal in its securities during the period of two weeks preceding the announcement of its financial statements for each of the first three quarters of its financial year, or the period of one month preceding the announcement of its full year results.

2.10 Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by the Company of its Shares are set out below:

2.10.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by the Company of its Shares, the proportionate interest in the voting capital of the Company of a Shareholder and persons acting in concert with him increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Take-over Code. Consequently, a Shareholder or a group of Shareholders acting in concert with a Director could obtain or consolidate effective control of the Company and become obliged to make an offer under Rule 14 of the Take-over Code.

2.10.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes, *inter alia,* the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:

(i) a company;
(ii) the parent company of (i);
(iii) the subsidiaries of (i);
(iv) the fellow subsidiaries of (i);
(v) the associated companies of any of (i), (ii), (iii) or (iv);

(vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v); and

(vii) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the above for the purchase of voting rights; and

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts).

The circumstances under which Shareholders, including Directors and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by the Company are set out in Appendix 2 of the Take-over Code.

2.10.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code if, as a result of the Company purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or in the event that such Directors and their concert parties hold between 30% and 50% of the Company's voting rights, if the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months. In calculating the percentages of voting rights of such Directors and their concert parties, treasury shares shall be excluded.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30% or more, or, if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Based on substantial shareholder notifications received by the Company under Division 4, Part IV of the Companies Act as at the Latest Practicable Date as set out in paragraph 4.2 below, the substantial Shareholders would not become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code as a result of the purchase by the Company of the maximum limit of 10% of its issued Shares (excluding Shares held in treasury) as at the Latest Practicable Date.

Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any purchase or acquisition of Shares by the Company should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.

2.11 The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (i) in the case of a Market Purchase, on the market day following the day of purchase or acquisition of any of its shares and (ii) in the case of an Off-Market Purchase under an equal access scheme, on the second market day after the close of acceptances of the offer. Such announcement (which must be in the form of Appendix 8.3.1 to the Listing Manual) must include, *inter alia*, details of the date of the purchase, the total number of shares purchased, the number of shares cancelled, the number of shares held as treasury shares, the purchase price per share or the highest and lowest prices paid for such shares (as applicable), the total consideration (including stamp duties and clearing charges) paid or payable for the shares, the number of shares purchased as at the date of announcement (on a cumulative basis), the number of issued shares excluding treasury shares and the number of treasury shares held after the purchase.

2.12 As at the Latest Practicable Date, the Company had purchased or acquired an aggregate of 2,350,000 Shares by way of Market Purchases pursuant to the Share Purchase Mandate approved by Shareholders at the 2007 AGM. The highest and lowest price paid was S$4.98 and S$3.94 per Share respectively. The total consideration paid for all of the purchases was S$10,828,952 (including brokerage, commission, applicable goods and services tax and other related expenses).

As at the Latest Practicable Date, 1,452,717 Shares purchased or acquired by the Company are held as treasury shares.

3. Resolution 10

The full text of Resolution 10, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the AGM, is set out below:

"That:

(a) the exercise by the Directors of the Company (the "**Directors**") of all the powers of the Company to purchase or otherwise acquire ordinary shares in the Company ("**Shares**") not exceeding in aggregate the Maximum Limit (as hereinafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereinafter defined), whether by way of:

(i) on-market purchases (each an "**On-Market Purchase**") on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"); and/or

(ii) off-market purchases (each an "**Off-Market Purchase**") effected otherwise than on the SGX-ST in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they may consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act, Chapter 50 of Singapore,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) the authority conferred on the Directors pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Ordinary Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(ii) the date on which the authority contained in the Share Purchase Mandate is varied or revoked at a General Meeting;

(c) in this Ordinary Resolution:

"**Average Closing Price**" means the average of the closing market prices of the Shares over the last five market days on which transactions in the Shares were recorded on the SGX-ST preceding the date of the relevant On-Market Purchase, or as the case may be, the date of the making of the offer pursuant to an Off-Market Purchase and deemed to be adjusted in accordance with the Listing Manual of the SGX-ST for any corporate action that occurs after the relevant five-day period;

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the purchase price (which shall not be more than the Maximum Price) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase;

"**Maximum Limit**" means that number of issued Shares representing 10 per cent. of the total number of issued Shares as at the date of the passing of this Ordinary Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**" in relation to a Share to be purchased or acquired, means an amount (excluding brokerage, commission, applicable goods and services tax and other related expenses) not exceeding:

(i) for On-Market Purchases, more than 5 per cent. above the Average Closing Price of the Shares; and

(ii) for Off-Market Purchases, more than 10 per cent. above the Average Closing Price of the Shares; and

(d) the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution."

4. Directors' and Substantial Shareholders' Interests

4.1 As at the Latest Practicable Date, the Directors' interests in Shares as recorded in the Register of Directors' Shareholdings are as follows:

	Number of Shares				Number of Shares comprised in outstanding Options/Awards
Director	**Direct Interest**	**%[1]**	**Deemed Interest**	**%[1]**	
Cheng Wai Keung	1,250,000	0.085	–	–	345,000
Dr Friedbert Malt	40,000	0.003	–	–	172,000
Ang Kong Hua	40,000	0.003	–	–	172,000
Dr Thomas Held	13,000	0.001	–	–	74,000
Yasumasa Mizushima	30,000	0.002	–	–	99,000
James Connal Scotland Rankin	108,000	0.007	–	–	81,000
Robert Holland, Jr	100,000	0.007	–	–	129,000
Christopher Lau Loke Sam	–	–	–	–	129,000

Director	Number of Shares Direct Interest	%[1]	Deemed Interest	%[1]	Number of Shares comprised in outstanding Options/Awards
Timothy Charles Harris	–	–	–	–	81,000
Peter Wagner	30,000	0.002	–	–	81,000
Bobby Chin Yoke Choong	–	–	16,851[2]	0.001	–
Simon Claude Israel	–	–	–	–	–
Tan Pheng Hock	–	–	–	–	–

Notes:

[1] Based on 1,470,094,745 issued Shares as at the Latest Practicable Date (this is based on 1,471,547,462 issued Shares as at the Latest Practicable Date and disregarding 1,452,717 Shares held in treasury as at the Latest Practicable Date).

[2] Bobby Chin Yoke Choong is deemed to be interested in the 16,851 Shares held by his spouse.

4.2 As at the Latest Practicable Date, the interests of the substantial Shareholders in Shares as recorded in the Register of Substantial Shareholders are as follows:

Substantial Shareholder	Number of Shares Direct Interest	%[1]	Deemed Interest	%[1]	Total Interest	%[1]
Temasek	383,465,362	26.09	612,748,816[2]	41.68	996,214,178	67.77
AXA S.A.	–	–	76,942,799[3]	5.23	76,942,799	5.23

Notes:

[1] Based on 1,470,094,745 issued Shares as at the Latest Practicable Date (this is based on 1,471,547,462 issued Shares as at the Latest Practicable Date and disregarding 1,452,717 Shares held in treasury as at the Latest Practicable Date).

[2] Temasek is deemed to be interested in the 612,748,816 Shares held by its associated companies and subsidiaries.

[3] AXA S.A. is deemed to be interested in the 76,942,799 Shares held by its affiliates.

5. Directors' Recommendation

The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 10, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the AGM.

6. Action to be Taken by Shareholders

6.1 Shareholders who are unable to attend the AGM and wish to appoint a proxy to attend and vote on their behalf, should complete, sign and return the Proxy Form accompanying the Notice of AGM in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962 not later than 48 hours before the time fixed for the AGM. The completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting in person at the AGM in place of his proxy if he wishes to do so.

6.2 A Depositor shall not be regarded as a Shareholder entitled to attend the AGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the time fixed for the AGM.

7. Directors' Responsibility Statement

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Appendix 1 and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Appendix 1 are fair and accurate and that there are no material facts, the omission of which would make any statement in this Appendix 1 misleading.

8. Documents for Inspection

The following documents are available for inspection at the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962 during normal business hours from the date of this Appendix 1 up to the date of the AGM:

(a) the Annual Report of the Company for the financial year ended 28 December 2007;

(b) the 2007 Circular; and

(c) the Articles of Association of the Company.

28 March 2008

This Appendix 2 is circulated to Shareholders of Neptune Orient Lines Limited (the "**Company**") together with the Company's 2007 Annual Report. Its purpose is to provide Shareholders with information on, and to explain the rationale for, the proposed renewal of the Shareholders' Mandate for Interested Person Transactions to be tabled at the Annual General Meeting to be held on 16 April 2008 at 10.30 a.m. at 456 Alexandra Road, #04-00 (Lecture Theatre) NOL Building, Singapore 119962.

If you are in any doubt as to the action that you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional advisers immediately.

The Notice of Annual General Meeting and a Proxy Form are enclosed with the 2007 Annual Report.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Appendix 2.

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

APPENDIX 2 IN RELATION TO THE PROPOSED RENEWAL OF THE SHAREHOLDERS' MANDATE FOR INTERESTED PERSON TRANSACTIONS

For the purposes of this Appendix 2, the following definitions apply throughout unless otherwise stated:

"AGM"	:	The Annual General Meeting of the Company to be held on 16 April 2008.
"Annual Report"	:	The annual report of the Company.
"associated company"	:	A company in which at least 20% but not more than 50% of its shares are held by the listed company or group.
"Audit Committee"	:	The audit committee of the Company comprising Independent Directors (as defined in this Appendix 2) Christopher Lau Loke Sam (Chairman), Robert Holland, Jr, Peter Wagner and Bobby Chin Yoke Choong.
"CDP"	:	The Central Depository (Pte) Limited.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Company" or **"NOL"**	:	Neptune Orient Lines Limited.
"controlling shareholder"	:	A person who: (a) holds directly or indirectly 15% or more of all voting shares in the company; or (b) in fact exercises control over a company.
"Directors"	:	The directors of the Company for the time being.
"EAR Group"	:	The Company and its subsidiaries and associated companies which are considered to be "entities at risk" within the meaning of Rule 904(2) of the Listing Manual.
"Interested Person Transactions"	:	The categories of transactions set out in paragraph 7 of this Appendix 2.
"Interested Persons"	:	Persons defined as "interested persons" in Chapter 9 of the Listing Manual and as set out in paragraph 6 of this Appendix 2.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Appendix 2, being 3 March 2008.
"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"Mandate"	:	The mandate for the Company, its subsidiaries and associated companies which are considered to be "entities at risk" to enter into the Interested Person Transactions set out in paragraph 7 of this Appendix 2.
"NOL Board"	:	The NOL Board comprising the Directors of NOL.

"NOL Exco"	:	The Executive Committee of the Company comprising Cheng Wai Keung (Chairman), Dr Friedbert Malt, Ang Kong Hua, Simon Claude Israel and Dr Thomas Held (Group President & Chief Executive Officer).
"NOL Group"	:	The Company and its subsidiaries and associated companies.
"NTA"	:	Net tangible assets.
"Securities Accounts"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Shares"	:	Ordinary shares in the capital of the Company.
"Shareholders"	:	Registered holders of Shares except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context admits, mean the Depositors whose Securities Accounts are credited with Shares.
"subsidiary"	:	A company in which more than 50% of its shares are held by the listed company or group.
"Temasek"	:	Temasek Holdings (Private) Limited.
"Temasek Group"	:	Temasek and its associates.
"S$"** or **"$"	:	Singapore Dollars.
"US$"	:	United States of America Dollars.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Appendix 2 to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Appendix 2 shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Appendix 2 are inserted for convenience only and shall be ignored in construing this Appendix 2.

Any reference to a time of day in this Appendix 2 is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Appendix 2 between the listed amounts and the totals thereof are due to rounding.

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

1. Introduction

1.1 Shareholders had approved the renewal of the Mandate for Interested Person Transactions at the Annual General Meeting of the Company held on 18 April 2007. Particulars of the Mandate were set out in Appendix 2 to the Company's 2006 Annual Report.

The Mandate was expressed to take effect until the conclusion of the next Annual General Meeting of the Company, being the AGM which is scheduled to be held on 16 April 2008. Accordingly, the Directors propose that the Mandate be renewed at the AGM, to take effect until the next Annual General Meeting of the Company. The transactions under the Mandate which is sought to be renewed remain unchanged. Amendments are proposed to be made to the Mandate to re-categorise or re-classify certain transactions which are already covered under the existing Mandate. For example, "global transportation services" which was previously covered under the sub-category of transactions entitled "Other Activities" is proposed to be included in the sub-categories entitled "Port-related Activities" and "Ship-related Activities". A new sub-category entitled "Logistics-related Activities" is proposed to be added which will cover transactions such as "the obtaining of transportation and logistics services" and "the provision of supply chain management, consolidation/deconsolidation, warehousing, distribution, and customer logistics solutions", which were previously covered under the sub-category of transactions entitled "Other Activities". These re-categorisation or re-classification of transactions were made to clearly delineate the core competencies and the suite of products and services provided by the Group. As no new transactions are sought to be added to the Mandate and as the review procedures for the Interested Person Transactions under the Mandate remain unchanged, the Company is of the view that an opinion of an independent financial adviser is not required for the renewal of the Mandate.

1.2 The purpose of this Appendix 2, to be circulated to Shareholders together with the Company's 2007 Annual Report, is to provide Shareholders with information on, and to explain the rationale for, the proposed renewal of the Mandate to be tabled at the AGM. Details of the Mandate, including the rationale for and the benefits to the Company, the review procedures for determining transaction prices with its Interested Persons and other general information relating to Chapter 9 of the Listing Manual, are set out in paragraphs 3 to 8 below.

2. Confirmation by Audit Committee

The Audit Committee confirms that:

(a) the methods and procedures for determining the transaction prices under the Mandate have not changed since the Annual General Meeting of the Company held on 18 April 2007; and

(b) the methods and procedures referred to in sub-paragraph (a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

3. The Shareholders' Mandate

3.1 Chapter 9 of the Listing Manual governs transactions entered into by a listed company, as well as transactions entered into by its subsidiaries and associated companies that are considered to be at risk, with the listed company's interested persons. The purpose is to guard against the risk that interested persons could influence the listed company, its subsidiaries or associated companies to enter into transactions with interested persons that may adversely affect the interests of the listed company or its shareholders.

3.2 In accordance with Chapter 9 of the Listing Manual, the listed company is required to make an immediate announcement of, or to make an immediate announcement and seek its shareholders' approval for, an interested person transaction if the value of that transaction alone or on aggregation with other transactions conducted with the same interested person during the financial year reaches, or exceeds, certain materiality thresholds.

3.3 Except for certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested persons and hence are excluded from the ambit of Chapter 9 of the Listing Manual, immediate announcement and shareholders' approval would be required in respect of transactions with interested persons if certain financial thresholds (which are based on the value of the transaction as compared with the listed company's latest audited consolidated NTA) are reached or exceeded. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeds:

(a) 5% of the group's latest audited consolidated NTA; or

(b) 5% of the group's latest audited consolidated NTA, when aggregated with other transactions entered into with the same interested person (as defined under Chapter 9 of the Listing Manual) during the same financial year. However, a transaction which has been approved by shareholders, or is the subject of aggregation with another transaction that has been approved by shareholders, need not be included in any subsequent aggregation.

However, the above does not apply to any transaction below S$100,000.

3.4 In relation to NOL, for the purposes of Chapter 9 of the Listing Manual, 5% of the latest audited consolidated NTA of the NOL Group would be approximately US$128 million. This is computed based on the latest audited consolidated NTA of the NOL Group for the financial year ended 28 December 2007 of approximately US$2,561 million.

3.5 Chapter 9 of the Listing Manual permits a listed company, however, to seek a general mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations, such as the purchase and sale of supplies and materials or services (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company's interested persons.

3.6 Under the Listing Manual:

(a) an "**entity at risk**" means:

(1) the listed company;

(2) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(3) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

(b) an "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder;

(c) an "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder includes an immediate family member (that is, the spouse, child, adopted-child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or

controlling shareholder/his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object, and any company in which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family has or have an aggregate interest (directly or indirectly) of 30% or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30% or more;

(d) an "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9 of the Listing Manual;

(e) an "**interested person transaction**" means a transaction between an entity at risk and an interested person; and

(f) a "**transaction**" includes:

(1) the provision or receipt of financial assistance;

(2) the acquisition, disposal or leasing of assets;

(3) the provision or receipt of services;

(4) the issuance or subscription of securities;

(5) the granting of or being granted options; and

(6) the establishment of joint ventures or joint investments,

whether or not in the ordinary course of business, and whether or not entered into directly or indirectly.

4. Rationale for the Renewal of the Mandate

4.1 The principal activities of the NOL Group are:

(a) investment holding and the ownership and charter of shipping vessels and other related assets;

(b) the provision of transportation services for containerised cargo in global markets;

(c)~~(b)~~ the provision of supply chain management, warehousing, distribution and customer logistics solutions (by way of a global network of services spanning ocean, air and overland operations) to customers;

(d) the operation of container terminals and provision of other related services;

(e)~~(c)~~ participation in ventures related to the activities listed under (a), ~~and~~ (b), (c) and (d) above; and

(f)~~(d)~~ the provision of other related and complementary services including ship management, engineering and repairs to customers.

The NOL Group also engages in other incidental activities such as the disposals of shipping vessels, containers and related assets as well as non-core properties and assets from time to time.

4.2 It is envisaged that in the ordinary course of business, transactions between companies within the NOL Group and NOL's Interested Persons are likely to occur from time to time. Such transactions are as described in paragraph 7 below.

4.3 The Mandate is intended to facilitate transactions contemplated therein which are entered into in the ordinary course of business and which are transacted from time to time with the Interested Persons, provided that they are carried out at arm's length and on normal commercial terms and are not prejudicial to the interests of the NOL Group and its minority Shareholders.

5. Benefits to Shareholders

5.1 Due to the time-sensitive nature of commercial transactions, the obtaining of a general mandate pursuant to Chapter 9 of the Listing Manual will enable the NOL Group, in the ordinary course of its businesses, to enter into Interested Person Transactions set out in paragraph 7 below with the Interested Persons set out in paragraph 6 below, provided such Interested Person Transactions are made on normal commercial terms.

5.2 The Mandate and the renewal thereafter on an annual basis eliminates the need to convene separate general meetings from time to time to seek Shareholders' approval as and when the need to enter or renew the transactions with Interested Persons arises, thereby reducing substantially the administrative time and expense in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to the NOL Group.

5.3 The EAR Group will benefit from having access to competitive quotes from different companies in the different industries within the Temasek Group, in addition to obtaining quotes from, or transacting with, non-Interested Persons.

6. Classes of Interested Persons

6.1 The renewed Mandate will apply to the Interested Person Transactions (as described in paragraph 7 below) which are carried out with the Temasek Group, namely, Temasek and its associates.

6.2 Transactions with Interested Persons that do not fall within the ambit of the renewed Mandate shall be subject to the relevant provisions of Chapter 9 of the Listing Manual.

7. Scope of the Mandate and Interested Person Transactions

7.1 The types of Interested Person Transactions which are to be covered by the renewed Mandate relate to transactions for the provision or obtaining of products and services in the normal course of the EAR Group's business with the Temasek Group as set out below:

(a) ***Port-related Activities***

The products and services under this sub-category are:

(1) the obtaining of cargo and container handling services;

(2) the obtaining of docking, stevedoring, barge, tug boats and pilotage services;

(3) the obtaining of container maintenance and repair services;

(4) the obtaining of general depot, pre-trip inspections, storage services, and diesel;

(5) the obtaining of warehouse leasing services;

(6) the provision of global cargo transportation services;

(7)~~(6)~~ the provision of inter-gateway and inter-terminal haulage services;

(8)~~(7)~~ the provision of container depot management services including container repair and storage; and

(9)~~(8)~~ the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) to (8)~~(7)~~ above.

The transactions set out in sub-paragraphs (1) to (8)~~(7)~~ arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (9)~~(8)~~ will be those which are necessary for the day-to-day operations of the EAR Group.

(b) ***Ship-related Activities***

The products and services under this sub-category are:

(1) the obtaining of ship repair and maintenance services;

(2) the obtaining of ship-building services;

(3) the obtaining of marine-engineering-related services such as dry-docking and ship conversion services;

(4) the obtaining of ship leasing services;

(5) the provision of global cargo transportation services;

(6)~~(5)~~ the provision of vessel chartering services;

(7)~~(6)~~ the provision of other ship-related services such as ship management, engineering, repairs, and blasting and painting of steel plates; and

(8)~~(7)~~ the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) to (7)~~(6)~~ above.

The transactions set out in sub-paragraphs (1) to (7)~~(6)~~ arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (8)~~(7)~~ will be those which are necessary for the day-to-day operations of the EAR Group.

(c) ***Fuel-related Activities***

The products and services under this sub-category are:

(1) the obtaining or the purchase of bunker fuel;

(2) the obtaining or the purchase of oil and other fuel (excluding bunker fuel); and

(3)~~(2)~~ the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) and (2) above.

The transactions set out in sub-paragraphs (1) and (2) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph ~~(2)~~(3) will be those which are necessary for the day-to-day operations of the EAR Group.

(d) ***Container Shipping-related Activities***

The products and services under this sub-category are:

(1) the provision of global container transportation services; and

(2) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraph (1) above.

The transactions set out in sub-paragraph (1) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (2) will be those which are necessary for the day-to-day operations of the EAR Group.

(e) ***Logistics-related Activities***

The products and services under this sub-category are:

(1) the obtaining of transportation and logistics services;

(2) the provision of supply chain management, consolidation/deconsolidation, warehousing, distribution, and customer logistics solutions; and

(3) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) and (2) above.

The transactions set out in sub-paragraphs (1) and (2) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (3) will be those which are necessary for the day-to-day operations of the EAR Group.

(f)~~(d)~~ ***Other Activities***

The products and services under this sub-category are:

(1) the obtaining or the purchase of electronic and engineering equipment, security systems, material handling systems, computer systems, components and equipment, software licences and information technology services;

(2) the leasing and/or the purchase of telecommunication equipment and/or system;

(3) the leasing of premises and the obtaining of property maintenance services;

(4) the obtaining of management service;

(5) the obtaining of printing and publication products and services;

~~(6) the obtaining of transportation and logistics services~~;

(6)~~(7)~~ the obtaining of travel-related services, including travel agency services; and

~~(8) the obtaining or the purchase of oil and fuel (excluding bunker fuel) and related services;~~

~~(9) the provision of global cargo transportation services;~~

~~(10) the provision of supply chain management, consolidation/deconsolidation, warehousing, distribution, and customer logistics solutions; and~~

(7)~~(11)~~ the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) to ~~(10)~~(6) above.

The transactions set out in sub-paragraphs (1) to ~~(10)~~(6) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph ~~(11)~~(7) will be those which are necessary for the day-to-day operations of the EAR Group.

~~7.2 The renewed Mandate will not cover any transactions by a company in the EAR Group with an Interested Person that is below S$100,000 in value as the threshold and aggregation requirements of Chapter 9 of the Listing Manual would not apply to such transactions.~~

~~7.3 The EAR Group will benefit from having access to competitive quotes from different companies in the different industries within the Temasek Group, in addition to obtaining quotes from, or transacting with, non-Interested Persons.~~

7.2~~4~~ Transactions with Interested Persons that do not fall within the ambit of the renewed Mandate will be subject to the provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

8. Review Procedures for Interested Person Transactions

8.1 The Company has in place an internal control system to ensure that transactions with Interested Persons are made on commercial terms, supported by independent valuation where appropriate, and consistent with the EAR Group's usual policies and practices.

8.2 The internal control systems include the following guidelines:

(a) ***Obtaining of Services or Purchases of Products***

(1) all contracts entered into or transactions with Interested Persons are to be carried out by obtaining at least two quotations (wherever possible or available) prior to the entry into such transactions, in order to determine whether the price and the terms offered by the Interested Person are comparable to those offered by unrelated third parties for the same or substantially similar specifications and services;

(2) where there are publicly available rates for the services or goods provided by the Interested Person, the EAR Group will seek to negotiate better rates to ensure that the terms and rates provided by Interested Persons are no less favourable than the usual commercial terms provided by unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded to corporate customers or for bulk purchases) or otherwise in accordance with applicable industry norms;

(3) in the event that such competitive quotations or publicly available rates cannot be obtained (for instance, if there are no unrelated third party vendors of similar products or services, or if the product is a proprietary item), the senior management staff of the relevant company in the EAR Group (with no interest, direct or indirect in the transaction), will determine whether the price and terms offered by the Interested Person are fair and reasonable; and

(4) in evaluating the terms offered by Interested Persons for such services or products, factors such as, but not limited to, quantity, volume, consumption, customer requirements, specifications, duration of contract and strategic purposes of the transaction will be taken into account.

(b) ***Provision of Services or Sales of Products***

(1) all contracts entered into or transactions with Interested Persons are to be carried out at the prevailing market rates or prices of the service or product providers, on terms which are no more favourable to the Interested Person than the usual commercial terms extended to unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded to corporate customers or for bulk purchases) or otherwise in accordance with applicable industry norms;

(2) where the prevailing market rates or prices are not available due to the nature of service to be provided or the product to be sold, the EAR Group's pricing for such services to be provided or products to be sold to Interested Persons is determined in accordance with the EAR Group's usual business practices and pricing policies, consistent with the usual margin to be obtained by the EAR Group for the same or substantially similar type of contract or transaction with unrelated third parties; and

(3) in evaluating the terms to be offered to Interested Persons for such services or products, factors such as, but not limited to, quantity, volume, consumption, customer requirements, specifications, duration of contract and strategic purposes of the transaction will be taken into account.

8.3 In addition, the following review and approval procedures have been implemented:

(a) ***Approval Limits For Obtaining of Services or Purchases of Products***

(1) Transactions up to the equivalent of US$5 million require the approval of the respective line managers and finance managers with the appropriate limits of approval. Transactions above the equivalent of US$5 million and up to US$10 million require the approval of both the Group President & Chief Executive Officer and the Group Chief Financial Officer.

(2) Transactions above the equivalent of US$10 million and up to US$100 million require the approval of the NOL Exco or, in its absence, the NOL Board.

(3) Transactions above the equivalent of US$100 million require the approval of the NOL Board.

The NOL Board and/or the NOL Exco and/or the Group President & Chief Executive Officer (or such other senior executive designated in his place) may, as it/he deems fit, request for additional information pertaining to the transaction under review from independent sources or advisers, including the obtaining of valuations from independent professional valuers, if necessary.

(b) ***Guidelines for Provision of Products and Services***

Interested Person Transactions with a value in excess of 5% of the latest audited consolidated NTA of the NOL Group must be approved by the NOL Board prior to entry.

The NOL Board and/or the NOL Exco and/or the Group President & Chief Executive Officer (or such other senior executive designated in his place) may, as it/he deems fit, request for additional information pertaining to the transaction under review from independent sources or advisers.

(c) ***Abstention from Voting at NOL Board and/or NOL Exco meeting***

Any member of the NOL Board and/or the NOL Exco, including any Executive Director who has an interest in a transaction, is required to abstain from participating in the review and approval process in relation to that transaction.

(d) ***Register***

The Company maintains a register of transactions carried out with Interested Persons pursuant to the Mandate (recording the basis, including the quotations obtained to support such basis, on which they are entered into).

All Interested Person Transactions entered into in the relevant financial year pursuant to the Mandate, are reviewed by the Group's internal/external auditors pursuant to their annual audit plan.

(e) ***Periodic Reviews***

(1) The internal or external auditors shall, on a quarterly basis, carry out audit reviews on Interested Person Transactions and will report to the Audit Committee on their findings;

(2) The internal or external auditors shall, on an annual basis, carry out audit reviews to ascertain that the established guidelines and procedures for Interested Person Transactions are appropriate and have been complied with; and

(3) The Audit Committee shall review these internal/external audit reports on Interested Person Transactions.

8.4 Further, NOL's internal/external audit plan will incorporate a review of all transactions entered into in the relevant financial year pursuant to the Mandate.

8.5 If, on its review of the internal/external audit reports, the Audit Committee is of the view that the guidelines and review procedures as stated have become inappropriate or insufficient in view of changes to the nature of, or the manner in which, the business activities of the EAR Group are conducted, NOL will revert to Shareholders for a fresh mandate based on new guidelines and review procedures to ensure that the Interested Person Transactions will be at arm's length and on normal commercial basis.

9. Validity Period of the Mandate

The renewed Mandate will take effect from the passing of the Ordinary Resolution relating thereto, and will (unless revoked or varied by NOL in general meeting) continue in force until the next Annual General Meeting of NOL. Approval from Shareholders will be sought for the renewal of the Mandate at the next Annual General Meeting and at each subsequent Annual General Meeting of NOL, subject to satisfactory review by the Audit Committee of its continued application to the transactions with Interested Persons.

10. Disclosures

10.1 Under Chapter 9 of the Listing Manual, the aggregate value of transactions conducted with Interested Persons pursuant to the Mandate in force during the financial year must be disclosed in the Company's Annual Report of that financial year.

10.2 NOL will announce the aggregate value of transactions conducted with Interested Persons pursuant to the Mandate for the quarterly financial periods which NOL is required to report on pursuant to the Listing Manual and within the time frame required for the announcement of such report.

11. Audit Committee's Statements

11.1 The Audit Committee has reviewed the terms of the Mandate, and is satisfied that the review procedures for Interested Person Transactions, as well as the reviews to be made periodically by the Audit Committee (with internal/external audit assistance) in relation thereto, are sufficient to ensure that Interested Person Transactions will be made with the relevant class of Interested Persons in accordance with the EAR Group's normal commercial terms, and are hence not prejudicial to NOL and its minority Shareholders.

11.2 If, on its review of the internal/external audit reports, the Audit Committee is of the view that the established guidelines and procedures are not sufficient to ensure that the Interested Person Transactions will be on the EAR Group's normal commercial terms and will not be prejudicial to the interests of NOL and its minority Shareholders, NOL will revert to Shareholders for a fresh mandate based on new guidelines and procedures for transactions with Interested Persons.

12. Resolution 11

The full text of Resolution 11, being the Ordinary Resolution relating to the proposed renewal of the Mandate to be proposed at the AGM, is set out below:

"That for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited:

(a) approval be and is hereby given for the Company, its subsidiaries and associated companies that are entities at risk (as defined in Chapter 9), or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions, particulars of which are set out in paragraph 7 of Appendix 2 to the 2007 Annual Report of the Company, with any party who is of the class of Interested Persons described in paragraph 6 therein, provided that such transactions are made on an arm's length basis and on normal commercial terms;

(b) such approval (the "**Mandate**") shall, unless revoked or varied by the Company in General Meeting, remain in force until the next Annual General Meeting of the Company; and

(c) the Directors and/or Company Secretary be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interest of the Company to give effect to the Mandate and/or this Resolution."

13. Directors' and Substantial Shareholders' Interests

13.1 As at the Latest Practicable Date, the Directors' interests in Shares as recorded in the Register of Directors' Shareholdings are as follows:

	Number of Shares				
Director	**Direct Interest**	**%[1]**	**Deemed Interest**	**%[1]**	**Number of Shares comprised in outstanding Options/Awards**
Cheng Wai Keung	1,250,000	0.085	–	–	345,000
Dr Friedbert Malt	40,000	0.003	–	–	172,000
Ang Kong Hua	40,000	0.003	–	–	172,000
Dr Thomas Held	13,000	0.001	–	–	74,000
Yasumasa Mizushima	30,000	0.002	–	–	99,000
James Connal Scotland Rankin	108,000	0.007	–	–	81,000
Robert Holland, Jr	100,000	0.007	–	–	129,000
Christopher Lau Loke Sam	–	–	–	–	129,000
Timothy Charles Harris	–	–	–	–	81,000
Peter Wagner	30,000	0.002	–	–	81,000

Director	Number of Shares Direct Interest	%[1]	Deemed Interest	%[1]	Number of Shares comprised in outstanding Options/Awards
Bobby Chin Yoke Choong	–	–	16,851[2]	0.001	–
Simon Claude Israel	–	–	–	–	–
Tan Pheng Hock	–	–	–	–	–

Notes:

[1] Based on 1,470,094,745 issued Shares as at the Latest Practicable Date (this is based on 1,471,547,462 issued Shares as at the Latest Practicable Date and disregarding 1,452,717 Shares held in treasury as at the Latest Practicable Date).

[2] Bobby Chin Yoke Choong is deemed to be interested in the 16,851 Shares held by his spouse.

13.2 As at the Latest Practicable Date, the interests of the substantial Shareholders in Shares as recorded in the Register of Substantial Shareholders are as follows:

	Number of Shares					
Substantial Shareholder	**Direct Interest**	**%[1]**	**Deemed Interest**	**%[1]**	**Total Interest**	**%[1]**
Temasek	383,465,362	26.09	612,748,816[2]	41.68	996,214,178	67.77
AXA S.A.	–	–	76,942,799[3]	5.23	76,942,799	5.23

Notes:

[1] Based on 1,470,094,745 issued Shares as at the Latest Practicable Date (this is based on 1,471,547,462 issued Shares as at the Latest Practicable Date and disregarding 1,452,717 Shares held in treasury as at the Latest Practicable Date).

[2] Temasek is deemed to be interested in the 612,748,816 Shares held by its associated companies and subsidiaries.

[3] AXA S.A. is deemed to be interested in the 76,942,799 Shares held by its affiliates.

14. Independent Directors' Recommendation

The Directors who are considered independent for the purposes of the proposed renewal of the Mandate are Dr Friedbert Malt, Ang Kong Hua, Yasumasa Mizushima, James Connal Scotland Rankin, Robert Holland, Jr, Christopher Lau Loke Sam, Timothy Charles Harris, Peter Wagner and Bobby Chin Yoke Choong (the "**Independent Directors**").

The Independent Directors are of the view that the entry into the Interested Person Transactions (as described in paragraph 7 of this Appendix 2) with the Interested Persons (as described in paragraph 6 of this Appendix 2) in the ordinary course of its business is in the best interests of the Company.

The Independent Directors are of the opinion that the methods or procedures for determining the transaction prices are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of NOL and its minority Shareholders. For the reasons as set out in paragraphs 4 and 5 of this Appendix 2, the Independent Directors recommend that Shareholders vote in favour of Resolution 11, being the Ordinary Resolution relating to the proposed renewal of the Mandate to be proposed at the AGM.

The Independent Directors, in rendering their recommendation, have not had regard to the specific investment objectives, financial situation, tax position or unique needs and constraints of any Shareholder.

As different Shareholders have different investment objectives, the Independent Directors recommend that any individual Shareholder who may require specific advice in relation to his Shares should consult his stockbroker, bank manager, solicitor, accountant or other professional advisers.

15. Action to be Taken by Shareholders

15.1 Shareholders who are unable to attend the AGM and wish to appoint a proxy to attend and vote on their behalf, should complete, sign and return the Proxy Form accompanying the Notice of AGM in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962 not later than 48 hours before the time fixed for the AGM. The completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting in person at the AGM in place of his proxy if he wishes to do so.

15.2 A Depositor shall not be regarded as a Shareholder entitled to attend the AGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the time fixed for the AGM.

16. Abstention from Voting

16.1 Temasek and its associates will abstain from voting their Shares (if any) in respect of Resolution 11, being the Ordinary Resolution relating to the proposed renewal of the Mandate to be proposed at the AGM.

16.2 Mr Cheng Wai Keung, who is a member of the Temasek Advisory Panel, Mr Simon Claude Israel, who is an executive director of Temasek, and Mr Tan Pheng Hock, who is President & Chief Executive Officer of an entity within the Temasek Group, will abstain from voting their Shares (if any) in respect of Resolution 11, being the Ordinary Resolution relating to the proposed renewal of the Mandate at the AGM. They will also decline to accept appointment as proxy for any Shareholder to vote in respect of Resolution 11, unless the Shareholder concerned shall have given instructions in the Proxy Form as to the manner in which his votes are to be cast in respect of Resolution 11.

17. Directors' Responsibility Statement

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Appendix 2 and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Appendix 2 are fair and accurate and that there are no material facts, the omission of which would make any statement in this Appendix 2 misleading.

18. Documents for Inspection

The Annual Report of the Company for the financial year ended 28 December 2007 is available for inspection at the registered office of the Company at 456 Alexandra Road, #06-00 NOL Building, Singapore 119962 during normal business hours from the date of this Appendix 2 up to the date of the AGM.

NOL

RECEIVED
2008 APR -3 A 11:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

31 March 2008

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 2, 2008. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin) - 31Mar08.doc

APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	31-Mar-2008 17:18:16
Announcement No.	00073

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 2, 2008
Description	Attached is the operating performance for the 4 weeks (Period 2) from 9 February 2008 to 7 March 2008.
Attachments:	NOL_Operating_Performance_for_P2_2008.pdf Total size = **32K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)

NOL

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

31 March 2008

NOL's container shipping operating performance for the 4 weeks (Period 2) from 9 February 2008 to 7 March 2008 are as follows:

	Period 2, 2008	Period 2, 2007	% Change		YTD 2008	YTD 2007	% Change
Container Shipping							
a) Volume (FEU)	175,200	158,600	10		464,600	406,100	14
b) Average Revenue Per FEU (US$/FEU)	2,846	2,500	14		2,935	2,538	16

For the four weeks of P2, 2008, liner volumes increased 10% while average revenue per FEU (Forty-foot Equivalent Unit) increased 14% over the same period last year.

P2 YTD, 2008 liner volumes increased 14% while average revenue per FEU showed a 16% improvement over P2 YTD, 2007.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

SEC Exemption
No. 82-2605

APL Average Revenue per FEU (updated as at Period 2, 2008)



APL Average Revenue per FEU (2005-2008)
US$/FEU
3,000
2,800
2,600
2,400
Period 2, 2008
Y-o-Y : +14%
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
P12 05
P1 06
P2 06
P3 06
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
P10 06
P11 06
P12 06
P1 07
P2 07
P3 07
P4 07
P5 07
P6 07
P7 07
P8 07
P9 07
P10 07
P11 07
P12 07
P1 08
P2 08
Period

END